CUBESMART®
self storage + logistics

2014 Annual Report

2014 Annual Report

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(NYSE: CUBE) CubeSmart (NYSE: CUBE), headquartered in Malvern, Pennsylvania, is one of the largest owners and operators of self-storage facilities in the United States and is incorporated as a real estate investment trust in Maryland. Our properties are designed to offer affordable and easily-accessible storage space for our residential and commercial Customers. As of December 31, 2014, we owned 421 self-storage facilities located in 22 states and the District of Columbia containing an aggregate of approximately 28.6 million rentable square feet. In addition, as of December 31, 2014, we managed 174 stores for third parties, bringing the total number of properties we operate to 595. In 2014, we continued to deliver on our core strategic objectives of: Producing robust organic growth through a deep operating platform and sound fundamental execution; Growing our portfolio of high-quality, well positioned storage assets concentrated in targeted investment markets with high barriers to entry and the most attractive long-term prospects; and Maintaining a conservative, unsecured balance sheet structure that provides an attractive long-term cost of capital and the flexibility to support our external growth objectives. The culmination of these efforts contributed to an 18.7% increase in FFO per share, as adjusted, a 23.1% increase in the annualized dividend, and a 41.7% total return for common shareholders in 2014. It was another excellent year of strong performance for CubeSmart. Robust Organic Growth Fundamental execution starts with our people. At CubeSmart, we have worked diligently to build a service-oriented culture that fosters the delivery of exceptional service to both internal and external Customers. We are focused on promoting the CubeSmart brand and our innovative Customer service model, supported by our dedicated Customer service and training departments to champion our service culture. These efforts have resulted in external recognition for outstanding Customer service – namely, a Gold Stevie Award for Customer Service Department of the Year for the third year in a row, and the 2015 People’s Choice Stevie Award for Favorite Customer Service. Our more than 1,600 dedicated teammates serve with passion to deliver our Customer-centric service model every day. We remain committed to building upon our exceptional operating platform, which sets us apart in an industry characterized by broad fragmentation, generic service offerings, and relatively unsophisticated competition. In 2014, we continued to refine our Internet marketing platform and benefited from increased website traffic, improved website conversion rates, and greater efficiency of our marketing spend. Our award-winning National Sales Center continued to set new highs for reservation conversion rates, aided by our internally designed Customer relationship management system (eCRM). Finally, we continue to enhance our revenue management process, ensuring that we maximize the revenue potential from every Customer demand opportunity.

Driven by these initiatives, same-store net operating income grew by 9.6% in 2014, a significant achievement given our 9.3% net operating income growth last year. Notably, our performance was supported by accelerating effective rent growth and all-time high occupancy levels for our property portfolio that resulted in historically strong same-store revenue growth of 7.2%. A Portfolio of High-Quality, Well Positioned Storage Assets In 2014, we continued to enhance our portfolio quality through the acquisition of 53 facilities for a total of $568.2 million. Our acquisitions included one new development property that was purchased upon the completion of construction and the issuance of a certificate of occupancy for $38.0 million. Going forward, we expect to selectively invest in additional new development properties that generate attractive risk-adjusted returns for the Company. Today, CubeSmart’s high-quality portfolio is concentrated in targeted, high-barrier-to-entry investment markets, including an industry leading market share in New York City. Our third-party management platform has been, and continues to be, an important part of our portfolio growth and strategy. We continue to see significant and growing interest from private owners who are struggling to compete with the scale advantages and more sophisticated operating platforms enjoyed by CubeSmart and other large operators. During the past year, the number of facilities in our third-party management program grew by 8.8%, from 160 at the end of 2013 to 174 at the end of 2014. Importantly, our third-party management platform serves as an attractive pipeline for acquisition opportunities. Notably, the growth in our platform in 2014 came despite our acquisition of eighteen properties from the program during the year. Since the launch of our third-party management program in 2010, facilities acquired from the program have accounted for over $525 million of acquisition volume. This platform, combined with our deep industry relationships and disciplined investment process, provides us with a significant competitive advantage as we pursue our external growth objectives. A Conservative, Unsecured Balance Sheet Structure We have long communicated our objective of maintaining an unsecured balance sheet structure that affords significant financing and portfolio management flexibility, while supporting an attractive long-term cost of capital. During 2014, both Moody’s and Standard & Poor’s upgraded the Company’s credit ratings to Baa2/BBB with a stable outlook from Baa3/BBB- with a positive outlook, respectively. The Company finished 2014 with debt to total gross assets of 35.8% and a secured debt balance that represented just 6% of our total gross asset value. CubeSmart’s financial position has never been stronger and we have proven access to the full array of capital resources. To support our external growth initiatives in 2014, we completed a public offering of common shares and utilized our “at-the-market” equity program to raise a total of $416.0 million in net proceeds. Looking forward, we expect to continue to fund growth in a manner that maintains credit metrics consistent with our investment grade ratings.

At CubeSmart, we focus every day on enhancing our high-quality portfolio, sophisticated operating platform, and award-winning Customer service culture. During 2014, we expanded our portfolio in targeted high-barrier markets, delivered sector leading same-store growth, and received national recognition for our Customer service efforts. We thank you for your interest and support as we remain committed to delivering on our strategic objectives and ultimately, creating value for our shareholders. Value Creation

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 10-K

☒         ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

☐           TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from      to

Commission file number 001-32324 (CubeSmart)
Commission file number 000-54662 (CubeSmart, L.P.)

CUBESMART

CUBESMART, L.P.

 (Exact Name of Registrant as Specified in Its Charter)

Maryland (CubeSmart)	20-1024732 (CubeSmart)
Delaware (CubeSmart, L.P.)	34-1837021 (CubeSmart, L.P.)
(State or Other Jurisdiction of	(IRS Employer
Incorporation or Organization)	Identification No.)

5 Old Lancaster Road
Malvern, Pennsylvania	19355
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code (610) 535-5000

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Shares, $0.01 par value per share, of CubeSmart	New York Stock Exchange

7.75% Series A Cumulative Redeemable Preferred Shares of Beneficial Interest, par value $.01 per share, of CubeSmart	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:  Units of General Partnership Interest of CubeSmart, L.P.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

CubeSmart	Yes ☒ No ☐
CubeSmart, L.P.	Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.

CubeSmart	Yes ☐ No ☒
CubeSmart, L.P.	Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

CubeSmart	Yes ☒ No ☐
CubeSmart, L.P.	Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

CubeSmart	Yes ☒ No ☐
CubeSmart, L.P.	Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.

CubeSmart	Yes ☒ No ☐
CubeSmart, L.P.	Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definitions of “large accelerated filer,” “accelerated filer,” and “smaller reporting company” in Rule 12b-2 of the Exchange Act:

CubeSmart:
Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☐

CubeSmart, L.P.:
Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

CubeSmart	Yes ☐ No ☒
CubeSmart, L.P.	Yes ☐ No ☒

As of June 30, 2014, the last business day of CubeSmart’s most recently completed second fiscal quarter; the aggregate market value of common shares held by non-affiliates of CubeSmart was $2,694,476,141. As of February 24, 2015, the number of common shares of CubeSmart outstanding was 165,750,278.

As of June 30, 2014, the last business day of CubeSmart, L.P.’s most recently completed second fiscal quarter, the aggregate market value of the 2,261,486 units of limited partnership (the “OP Units”) held by non-affiliates of CubeSmart, L.P. was $41,430,424 based upon the last reported sale price of $18.32 per share on the New York Stock Exchange on June 30, 2014 of the common shares of CubeSmart, the sole general partner of CubeSmart, L.P. (For this computation, the market value of all OP Units beneficially owned by CubeSmart has been excluded.)

Documents incorporated by reference:  Portions of the Proxy Statement for the 2015 Annual Meeting of Shareholders of CubeSmart to be filed subsequently with the SEC are incorporated by reference into Part III of this report.

EXPLANATORY NOTE

This report combines the annual reports on Form 10-K for the year ended December 31, 2014 of CubeSmart (the “Parent Company” or “CubeSmart”) and CubeSmart, L.P. (the “Operating Partnership”). The Parent Company is a Maryland real estate investment trust, or REIT, that owns its assets and conducts its operations through the Operating Partnership, a Delaware limited partnership, and subsidiaries of the Operating Partnership.  The Parent Company, the Operating Partnership and their consolidated subsidiaries are collectively referred to in this report as the “Company.” In addition, terms such as “we,” “us,” or “our” used in this report may refer to the Company, the Parent Company, and/or the Operating Partnership.

The Parent Company is the sole general partner of the Operating Partnership and, as of December 31, 2014, owned a 98.6% interest in the Operating Partnership. The remaining 1.4% interest consists of common units of limited partnership interest issued by the Operating Partnership to third parties in exchange for contributions of facilities to the Operating Partnership. As the sole general partner of the Operating Partnership, the Parent Company has full and complete authority over the Operating Partnership’s day-to-day operations and management.

Management operates the Parent Company and the Operating Partnership as one enterprise. The management teams of the Parent Company and the Operating Partnership are identical, and their constituents are officers of both the Parent Company and of the Operating Partnership.

There are few differences between the Parent Company and the Operating Partnership, which are reflected in the note disclosures in this report. The Company believes it is important to understand the differences between the Parent Company and the Operating Partnership in the context of how these entities operate as a consolidated enterprise. The Parent Company is a REIT, whose only material asset is its ownership of the partnership interests of the Operating Partnership.  As a result, the Parent Company does not conduct business itself, other than acting as the sole general partner of the Operating Partnership, issuing public equity from time to time and guaranteeing the debt obligations of the Operating Partnership. The Operating Partnership holds substantially all the assets of the Company and, directly or indirectly, holds the ownership interests in the Company’s real estate ventures. The Operating Partnership conducts the operations of the Company’s business and is structured as a partnership with no publicly traded equity. Except for net proceeds from equity issuances by the Parent Company, which are contributed to the Operating Partnership in exchange for partnership units, the Operating Partnership generates the capital required by the Company’s business through the Operating Partnership’s operations, by the Operating Partnership’s direct or indirect incurrence of indebtedness or through the issuance of partnership units of the Operating Partnership or equity interests in subsidiaries of the Operating Partnership.

The substantive difference between the Parent Company’s and the Operating Partnership’s filings is the fact that the Parent Company is a REIT with public equity, while the Operating Partnership is a partnership with no publicly traded equity. In the financial statements, this difference is primarily reflected in the equity (or capital for Operating Partnership) section of the consolidated balance sheets and in the consolidated statements of equity (or capital). Apart from the different equity treatment, the consolidated financial statements of the Parent Company and the Operating Partnership are nearly identical.

The Company believes that combining the annual reports on Form 10-K of the Parent Company and the Operating Partnership into a single report will:

•                  facilitate a better understanding by the investors of the Parent Company and the Operating Partnership by enabling them to view the business as a whole in the same manner as management views and operates the business;

•                  remove duplicative disclosures and provide a more straightforward presentation in light of the fact that a substantial portion of the disclosure applies to both the Parent Company and the Operating Partnership; and

•                  create time and cost efficiencies through the preparation of one combined report instead of two separate reports.

In order to highlight the differences between the Parent Company and the Operating Partnership, the separate sections in this report for the Parent Company and the Operating Partnership specifically refer to the Parent Company and the Operating Partnership. In the sections that combine disclosures of the Parent Company and the Operating Partnership, this report refers to such disclosures as those of the Company. Although the Operating Partnership is generally the entity that directly or indirectly enters into contracts and real estate ventures and holds assets and debt, reference to the Company is appropriate because the business is one enterprise and the Parent Company operates the business through the Operating Partnership.

As general partner with control of the Operating Partnership, the Parent Company consolidates the Operating Partnership for financial reporting purposes, and the Parent Company does not have significant assets other than its investment in the Operating Partnership. Therefore, the assets and liabilities of the Parent Company and the Operating Partnership are the same on their respective financial statements. The separate discussions of the Parent Company and the Operating Partnership in this report should be read in conjunction with each other to understand the results of the Company’s operations on a consolidated basis and how management operates the Company.

This report also includes separate Item 9A - Controls and Procedures sections, signature pages and Exhibit 31 and 32 certifications for each of  the Parent Company and the Operating Partnership in order to establish that the Chief Executive Officer and the Chief Financial Officer of the Parent Company and the Chief Executive Officer and the Chief Financial Officer of the Operating Partnership have made the requisite certifications and that the Parent Company and the Operating Partnership are compliant with Rule 13a-15 or Rule 15d-15 of the Securities Exchange Act of 1934, as amended and 18 U.S.C. §1350.

PART I

Forward-Looking Statements

This Annual Report on Form 10-K, or this “Report”, together with other statements and information publicly disseminated by the Parent Company and the Operating Partnership, contain certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, or the “Exchange Act.” Forward-looking statements include statements concerning the Company’s plans, objectives, goals, strategies, future events, future revenues or performance, capital expenditures, financing needs, plans or intentions relating to acquisitions and other information that is not historical information.  In some cases, forward-looking statements can be identified by terminology such as “believes,” “expects,” “estimates,” “may,” “will,” “should,” “anticipates,” or “intends” or the negative of such terms or other comparable terminology, or by discussions of strategy.  Such statements are based on assumptions and expectations that may not be realized and are inherently subject to risks, uncertainties and other factors, many of which cannot be predicted with accuracy and some of which might not even be anticipated.  Although we believe the expectations reflected in these forward-looking statements are based on reasonable assumptions, future events and actual results, performance, transactions or achievements, financial and otherwise, may differ materially from the results, performance, transactions or achievements expressed or implied by the forward-looking statements.  As a result, you should not rely on or construe any forward-looking statements in this Report, or which management may make orally or in writing from time to time, as predictions of future events or as guarantees of future performance.  We caution you not to place undue reliance on forward-looking statements, which speak only as of the date of this Report or as of the dates otherwise indicated in the statements.  All of our forward-looking statements, including those in this Report, are qualified in their entirety by this statement.

There are a number of risks and uncertainties that could cause our actual results to differ materially from the forward-looking statements contained in or contemplated by this Report.  Any forward-looking statements should be considered in light of the risks and uncertainties referred to in Item 1A. “Risk Factors” in this Report and in our other filings with the Securities and Exchange Commission (“SEC”).  These risks include, but are not limited to, the following:

•         national and local economic, business, real estate and other market conditions;

•         the competitive environment in which we operate, including our ability to maintain or raise occupancy and rental rates;

•         the execution of our business plan;

•         the availability of external sources of capital;

•         financing risks, including the risk of over-leverage and the corresponding risk of default on our mortgage and other debt and potential inability to refinance existing indebtedness;

•         increases in interest rates and operating costs;

•         counterparty non-performance related to the use of derivative financial instruments;

•         our ability to maintain our Parent Company’s qualification as a real estate investment trust (“REIT”) for federal income tax purposes;

•         acquisition and development risks;

•         increases in taxes, fees, and assessments from state and local jurisdictions;

•         risks of investing through joint ventures;

•         changes in real estate and zoning laws or regulations;

•         risks related to natural disasters;

•         potential environmental and other liabilities;

•   other factors affecting the real estate industry generally or the self-storage industry in particular; and

•   other risks identified in this Report and, from time to time, in other reports that we file with the SEC or in other documents that we publicly disseminate.

Given these uncertainties and the other risks identified elsewhere in this Report, we caution readers not to place undue reliance on forward-looking statements.  We undertake no obligation to publicly update or revise these forward-looking statements, whether as a result of new information, future events or otherwise except as may be required by securities laws.  Because of the factors referred to above, the future events discussed in or incorporated by reference in this Report may not occur and actual results, performance or achievement could differ materially from that anticipated or implied in the forward-looking statements.

ITEM 1.  BUSINESS

Overview

We are a self-administered and self-managed real estate company focused primarily on the ownership, operation, management, acquisition and development of self-storage facilities in the United States.

As of December 31, 2014, we owned 421 self-storage facilities located in 22 states and in the District of Columbia containing an aggregate of approximately 28.6 million rentable square feet.  As of December 31, 2014, approximately 89.1% of the rentable square footage at our owned facilities was leased to approximately 228,000 customers, and no single customer represented a significant concentration of our revenues.  As of December 31, 2014 we owned facilities in the District of Columbia and the following 22 states:  Arizona, California, Colorado, Connecticut, Florida, Georgia, Illinois, Indiana, Maryland, Massachusetts, Nevada, New Jersey, New Mexico, New York, North Carolina, Ohio, Pennsylvania, Rhode Island, Tennessee, Texas, Utah and Virginia.  In addition, as of December 31, 2014, we managed 174 facilities for third parties (including 35 facilities containing an aggregate of approximately 2.4 million rentable square feet as part of an unconsolidated real estate venture in which we own a 50% interest) bringing the total number of facilities we owned and/or managed to 595.   As of December 31, 2014, we managed facilities in the following 21 states: Alabama, Arizona, California, Colorado, Florida, Georgia, Illinois, Louisiana, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, New Jersey, New York, North Carolina, Pennsylvania, South Carolina, Tennessee, Texas, and Virginia.

Our self-storage facilities are designed to offer affordable and easily-accessible storage space for our residential and commercial customers.  Our customers rent storage cubes for their exclusive use, typically on a month-to-month basis. Additionally, some of our facilities offer outside storage areas for vehicles and boats.  Our facilities are designed to accommodate both residential and commercial customers, with features such as wide aisles and load-bearing capabilities for large truck access.  All of our facilities have an on-site manager during business hours, and 246, or approximately 58.4%, of our owned facilities have a manager who resides in an apartment at the facility.  Our customers can access their storage cubes during business hours, and some of our facilities provide customers with 24-hour access through computer controlled access systems.  Our goal is to provide customers with the highest standard of facilities and service in the industry. To that end 345, or approximately 81.9%, of our owned facilities include climate controlled cubes.

The Parent Company was formed in July 2004 as a Maryland REIT.  The Parent Company owns its assets and conducts its business through its operating partnership, CubeSmart, L.P. (our “Operating Partnership”), and its subsidiaries.  The Parent Company controls the Operating Partnership as its sole general partner and, as of December 31, 2014, owned an approximately 98.6% interest in the Operating Partnership.  The Operating Partnership has been engaged in virtually all aspects of the self-storage business, including the development, acquisition, management, ownership and operation of self-storage facilities.

Acquisition and Disposition Activity

As of December 31, 2014 and 2013, we owned 421 and 366 facilities, respectively, that contained an aggregate of 28.6 million and 24.7 million rentable square feet with occupancy rates of 89.1% and 88.3%, respectively.

A complete listing of, and additional information about, our facilities is included in Item 2 of this Report.  The following is a summary of our 2014, 2013 and 2012 acquisition and disposition activity:

Asset/Portfolio	Market	Transaction Date	Number of Facilities	Purchase / Sale Price (in thousands)

2014 Acquisitions:

Connecticut Asset	Connecticut	January 2014	1	$4,950
Florida Asset	Miami / Ft. Lauderdale	January 2014	1	14,000
Florida Assets	Florida Markets - Other	January 2014	2	14,450
California Asset	Other West	January 2014	1	8,300
Maryland Asset	Baltimore / DC	February 2014	1	15,800
Maryland Asset	Baltimore / DC	February 2014	1	15,500
Arizona Asset	Arizona / Las Vegas	March 2014	1	14,750
Pennsylvania Asset	Philadelphia / Southern NJ	March 2014	1	7,350
Texas Asset	Texas Markets - Major	March 2014	1	8,225
Texas Asset	Texas Markets - Major	April 2014	1	6,450
New York Assets	New York / Northern NJ	April 2014	2	55,000
Florida Asset	Florida Markets - Other	April 2014	1	11,406
Massachusetts Asset	Other Northeast	April 2014	1	11,100
Indiana Asset	Other Midwest	May 2014	1	8,400
Florida Assets	Florida Markets - Other	June 2014	3	35,000
Florida Assets	Florida Markets - Other	July 2014	2	15,800
Massachusetts Asset	Boston	September 2014	1	23,100
Texas Asset	Texas Markets - Major	October 2014	1	7,700
Texas Asset	Texas Markets - Major	October 2014	1	8,500
Texas Asset	Texas Markets - Major	October 2014	1	7,750
HSRE Assets	Various (see note 4)	November 2014	22	195,500
Texas Asset	Texas Markets - Major	December 2014	1	18,650
Florida Assets	Florida Markets - Other	December 2014	3	18,200
New York Asset	New York / Northern NJ	December 2014	1	38,000
Texas Asset	Texas Markets - Major	December 2014	1	4,345
			53	$568,226

2013 Acquisitions:

Arizona Asset	Arizona / Las Vegas	March 2013	1	$6,900
Illinois Asset	Chicago	May 2013	1	8,300
Florida Asset	Florida Markets - Other	May 2013	1	7,150
Florida Asset	Miami / Ft. Lauderdale	June 2013	1	9,000
Massachusetts Asset	Boston	June 2013	1	10,600
Maryland / New Jersey Assets	Baltimore / DC and New York / Northern NJ	June 2013	5	52,400
New York Asset	New York / Northern NJ	July 2013	1	13,000
Texas Asset	Texas Markets - Major	August 2013	1	10,975
Arizona Asset	Arizona / Las Vegas	September 2013	1	10,500
Arizona Asset	Arizona / Las Vegas	September 2013	1	4,300
Maryland Asset	Baltimore / DC	November 2013	1	15,375
Texas Asset	Texas Markets - Major	November 2013	1	9,700
Texas Asset	Texas Markets - Major	December 2013	1	10,497
Texas Asset	Texas Markets - Major	December 2013	1	6,925
Maryland Asset	Baltimore / DC	December 2013	1	8,200
Florida Asset	Miami / Ft. Lauderdale	December 2013	1	6,000
			20	$189,822

Asset/Portfolio	Market	Transaction Date	Number of Facilities	Purchase / Sale Price (in thousands)

2013 Dispositions:

Texas/Indiana Assets	Texas Markets - Major and Other Midwest	March 2013	5	$11,400
Tennessee Assets	Tennessee	August 2013	8	25,000
California/Ohio/Tennessee/Texas/ Wisconsin Assets	Inland Empire, Ohio, Other Midwest, Tennessee and Texas Markets - Major	October/November 2013	22	90,000
			35	$126,400

2012 Acquisitions:

Texas Asset	Texas Markets - Major	February 2012	1	$5,100
Georgia Asset	Atlanta	February 2012	1	6,900
Texas Asset	Texas Markets - Major	June 2012	1	4,970
Texas Assets	Texas Markets - Major	July 2012	4	18,150
Texas Asset	Texas Markets - Major	July 2012	1	5,130
Connecticut Asset	Connecticut	July 2012	1	5,000
Storage Deluxe Assets	New York / Northern NJ and Connecticut	February/April/August 2012	6	201,910
Virginia Asset	Baltimore / DC	August 2012	1	19,750
New Jersey Assets	Philadelphia / Southern NJ	August 2012	2	10,750
Georgia/Florida Assets	Atlanta and Miami / Ft. Lauderdale	August 2012	3	13,370
Georgia Asset	Atlanta	August 2012	1	3,100
HSREV Assets	Various (see note 4)	September 2012	9	102,000
Colorado Asset	Colorado / Utah	September 2012	1	10,600
Florida Assets	Florida Markets - Other	November 2012	2	13,010
Pennsylvania/New Jersey Assets	Philadelphia / Southern NJ	December 2012	2	7,800
Texas Asset	Texas Markets - Major	December 2012	1	4,800
			37	$432,340

2012 Dispositions:

Michigan Assets	Other Midwest	June 2012	3	$6,362
Alabama/Louisiana/Mississippi Assets	Other Southeast	June 2012	5	16,800
New Mexico Assets	Other West	August 2012	6	7,500
California Asset	Inland Empire	August 2012	1	5,000
Florida/ Tennessee Assets	Florida Markets - Other and Tennessee	November 2012	3	6,550
Ohio Assets	Ohio	November 2012	8	17,750
			26	$59,962

The comparability of our results of operations is affected by the timing of acquisition and disposition activities during the periods reported.  At December 31, 2014, 2013, and 2012, we owned 421, 366, and 381 self-storage facilities and related assets, respectively.  The following table summarizes the change in number of owned self-storage facilities from January 1, 2012 through December 31, 2014:

	2014	2013	2012

Balance - January 1	366	381	370
Facilities acquired	10	1	6
Facilities developed	2	—	—
Facilities sold	—	(5)	—
Balance - March 31	378	377	376
Facilities acquired	9	9	2
Facilities sold	—	—	(8)
Balance - June 30	387	386	370
Facilities acquired	3	4	24
Facilities sold	—	(8)	(7)
Balance - September 30	390	382	387
Facilities acquired	31	6	5
Facilities sold	—	(22)	(11)
Balance - December 31	421	366	381

Financing and Investing Activities

The following summarizes certain financing and investing activities during the year ended December 31, 2014:

•       Facility Acquisitions.  During 2014, we acquired 53 self-storage facilities located throughout the United States for an aggregate purchase price of approximately $568.2 million.  In connection with these acquisitions, we allocated a portion of the purchase price to the intangible value of in-place leases which aggregated to $38.3 million. In addition, we opened for operation two new self-storage facilities, one in New York and a mixed-use property in Pennsylvania that contains CubeSmart’s corporate headquarters, for a total cost of $42.3 million.

•       Joint Venture Development.  During 2014, we entered into contracts under newly-formed joint ventures for the construction of two self-storage facilities in New York.  As of December 31, 2014, we had invested $32.1 million in five joint venture development facilities under construction.  We anticipate investing a total of $111.9 million related to these projects.  Construction for all projects is expected to be completed by the first quarter of 2016.

•       Development Commitments.  During 2014, we entered into contracts to purchase two facilities in New York and two facilities in Texas after the completion of construction and the issuance of a certificate of occupancy.  On December 2, 2014, we purchased one of the facilities in New York for an aggregate purchase price of $38.0 million.  As of December 31, 2014, we had four facilities under contract, including one facility that went under contract in 2013, for a total acquisition price of $85.2 million.  These four facility acquisitions are subject to due diligence and other customary closing conditions and no assurance can be provided that these acquisitions will be completed on the terms described, or at all.

•       Facility Disposition.  On June 30, 2014, we sold one asset in London, England owned by USIFB, LLP, a consolidated real estate joint venture in which we own a 97% interest, for an aggregate sales price of £4.1 million (approximately $7.0 million).  We received net proceeds of $7.0 million and recorded a gain of $0.5 million as a result of the transaction.

•       Term Loan Amendment.  On August 5, 2014, we amended our $100 million term loan agreement resulting in lower borrowing spreads and a maturity extension.  As a result of the amendment, our borrowing rate was reduced to LIBOR + 1.4% from LIBOR + 2.0%, at our existing credit ratings, and the maturity was extended to January 31, 2020 from June 18, 2018.

•       Joint Venture Financing.  On May 1, 2014, HHF, an unconsolidated joint venture formed in December 2013, obtained a $100 million loan secured by the 34 self-storage facilities owned by the venture.  There is no recourse to the Company.  The Company and its partner each own a 50% interest in the joint venture.  The loan bears interest at 3.59% per annum and matures on April 30, 2021.  This financing completed the planned capital structure of HHF and the proceeds after closing costs were distributed proportionately to the partners.

•       At-The-Market Equity Program.  During 2014, under our at-the-market equity program, we sold a total of 15.2 million common shares at an average sales price of $18.22 per share, resulting in net proceeds under the program of $273.0 million, after deducting offering costs.  At December 31, 2014, 9.2 million common shares remained available for sale under the program.  The proceeds from the sales conducted during the year ended December 31, 2014 were used to fund acquisitions of self-storage facilities and for general corporate purposes.

•       Equity Offering.  On October 20, 2014, we completed a public offering of 7,475,000 common shares at a public offering price of $19.33, inclusive of the full exercise by the underwriters of their option to purchase 975,000 shares to cover over-allotments.  We received approximately $143.0 million in net proceeds from the offering after deducting the underwriting discount and other offering expenses.  The proceeds were used for general corporate purposes including funding a portion of our investment activity.

Business Strategy

Our business strategy consists of several elements:

•         Maximize cash flow from our facilities — Our operating strategy focuses on maximizing sustainable rents at our facilities while achieving and sustaining occupancy targets.  We utilize our operating systems and experienced personnel to manage the balance between rental rates, discounts, and physical occupancy with an objective of maximizing our rental revenue.

•         Acquire facilities within targeted markets — During 2015, we intend to pursue selective acquisitions in markets that we believe have high barriers to entry, strong demographic fundamentals and demand for storage in excess of storage capacity.  We believe the self-storage industry will continue to afford us opportunities for growth through acquisitions due to the highly fragmented composition of the industry.  In the past, we have formed joint ventures with unaffiliated third parties, and in the future we may form additional joint ventures to facilitate the funding of future developments or acquisitions.

•         Dispose of facilities — During 2015, we intend to continue to opportunistically reduce exposure in slower growth, lower barrier-to-entry markets.  We intend to use proceeds from these transactions to fund acquisitions within target markets.

•         Grow our third-party management business — We intend to pursue additional third-party management opportunities.  We intend to leverage our current platform to take advantage of consolidation in the industry.  We plan to utilize our relationships with third-party owners to help source future acquisitions.

Investment and Market Selection Process

We maintain a disciplined and focused process in the acquisition and development of self-storage facilities.  Our investment committee, comprised of five senior officers and led by Christopher P. Marr, our Chief Executive Officer, oversees our investment process.  Our investment process involves six stages — identification, initial due diligence, economic assessment, investment committee approval (and when required, Board approval), final due diligence, and documentation.  Through our investment committee, we intend to focus on the following criteria:

•         Targeted markets — Our targeted markets include areas where we currently maintain management that can be extended to additional facilities, or where we believe that we can acquire a significant number of facilities efficiently and within a short period of time.  We evaluate both the broader market and the immediate area, typically three miles around the facility, for its ability to support above-average demographic growth.  We seek to increase our presence primarily in areas that we expect will experience growth, including the Northeastern and Mid-Atlantic areas of the United States and areas within Georgia, Florida, Texas, Illinois and California and to enter additional markets should suitable opportunities arise.

•         Quality of facility — We focus on self-storage facilities that have good visibility and are located near retail centers, which typically provide high traffic corridors and are generally located near residential communities and commercial customers.

•         Growth potential — We target acquisitions that offer growth potential through increased operating efficiencies and, in some cases, through additional leasing efforts, renovations or expansions.  In addition to acquiring single facilities, we seek to invest in portfolio acquisitions, including those offering significant potential for increased operating efficiency and the ability to spread our fixed costs across a large base of facilities.

Segment

We have one reportable segment:  we own, operate, develop, manage and acquire self-storage facilities.

Concentration

Our self-storage facilities are located in major metropolitan areas as well as suburban areas and have numerous customers per facility.  No single customer represented a significant concentration of our 2014 revenues.  Our facilities in Florida, New York, Texas and California provided approximately 17%, 17%, 10% and 8%, respectively, of our total 2014 revenues.  Our facilities in New York, Florida, Texas and California provided approximately 17%, 15%, 10% and 9%, respectively, of our total 2013 revenues.

Seasonality

We typically experience seasonal fluctuations in occupancy levels at our facilities, with the levels generally slightly higher during the summer months due to increased moving activity.

Financing Strategy

We maintain a capital structure that we believe is reasonable and prudent and that will enable us to have ample cash flow to cover debt service and make distributions to our shareholders.  As of December 31, 2014, our debt to total capitalization ratio (determined by dividing the carrying value of our total indebtedness by the sum of (a) the market value of the Parent Company’s outstanding common shares, preferred shares and units of the Operating Partnership held by third parties and (b) the carrying value of our total indebtedness) was approximately 23.9% compared to approximately 32.8% as of December 31, 2013.  Our ratio of debt to the undepreciated cost of our total assets as of December 31, 2014 was approximately 35.8% compared to approximately 41.3% as of December 31, 2013.  We expect to finance additional investments in self-storage facilities through the most attractive sources of capital available at the time of the transaction, in a manner consistent with maintaining a strong financial position and future financial flexibility, subject to limitations on incurrence of indebtedness in our unsecured credit facilities and the indenture that governs our unsecured notes.  These capital sources may include borrowings under the revolving portion of our Credit Facility, additional secured or unsecured financings, sales of common or preferred shares of the Parent Company in public offerings or private placements, additional issuances of debt securities and issuances of common or preferred units in our Operating Partnership in exchange for contributed facilities or cash and formations of joint ventures.  We also may sell facilities that we no longer view as core assets and reallocate the sales proceeds to fund other acquisitions.

Competition

Self-storage facilities compete based on a number of factors, including location, rental rates, security, suitability of the facility’s design to prospective customers’ needs and the manner in which the facility is operated and marketed.  In particular, the number of competing self-storage facilities in a particular market could have a material effect on our occupancy levels, rental rates and on the overall operating performance of our facilities.  We believe that the primary competition for potential customers of any of our self-storage facilities comes from other self-storage facilities within a three-mile radius of that facility.  We believe our facilities are well-positioned within their respective markets and we emphasize customer service, convenience, security and professionalism.

Our key competitors include local and regional operators as well as the other public self-storage REITS, including Public Storage, Sovran Self Storage, Inc. and Extra Space Storage Inc.  These companies, some of which operate significantly more facilities than we do and have greater resources than we have, and other entities may be able to accept more risk than we determine is prudent for us, including risks with respect to the geographic proximity of facility investments and the payment of higher facility acquisition prices.  This competition may reduce the number of suitable acquisition opportunities available to us, increase the price required to acquire the particular facilities and reduce the demand for self-storage space at our facilities.  Nevertheless, we believe that our experience in operating, managing, acquiring, developing and obtaining financing for self-storage facilities should enable us to compete effectively.

Government Regulation

We are subject to various laws, ordinances and regulations, including regulations relating to lien sale rights and procedures and various federal, state and local regulations that apply generally to the ownership of real property and the operation of self-storage facilities.

Under the Americans with Disabilities Act of 1990 and applicable state accessibility act laws (collectively, the “ADA”), all places of public accommodation are required to meet federal requirements related to physical access and use by disabled persons.  A number of other federal, state and local laws may also impose access and other similar requirements at our facilities.  A failure to comply with the ADA or similar state or local requirements could result in the governmental imposition of fines or the award of damages to private litigants affected by the noncompliance.  Although we believe that our facilities comply in all material respects with these requirements (or would be eligible for applicable exemptions from material requirements because of adaptive assistance provided), a determination that one or more of our facilities is not in compliance with the ADA or similar state or local requirements would result in the incurrence of additional costs associated with bringing the facilities into compliance.

Under various federal, state and local laws, ordinances and regulations, an owner or operator of real property may become liable for the costs of removal or remediation of hazardous substances released on or in its property.  These laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the release of such hazardous substances.  The presence of hazardous substances, or the failure to properly remediate such substances, when released, may adversely affect the property owner’s ability to sell the real estate or to borrow using the real estate as collateral, and may cause the property owner to incur substantial remediation costs.  In addition to claims for cleanup costs, the presence of hazardous substances on a property could result in a claim by a private party for personal injury or a claim by an adjacent property owner or user for property damage.  We may also become liable for the costs of removal or remediation of hazardous substances stored at the facilities by a customer even though storage of hazardous substances would be without our knowledge or approval and in violation of the customer’s storage lease agreement with us.

Our practice is to conduct or obtain environmental assessments in connection with the acquisition or development of facilities.  Whenever the environmental assessment for one of our facilities indicates that a facility is impacted by soil or groundwater contamination from prior owners/operators or other sources, we work with our environmental consultants and, where appropriate, state governmental agencies, to ensure that the facility is either cleaned up, that no cleanup is necessary because the low level of contamination poses no significant risk to public health or the environment, or that the responsibility for cleanup rests with a third party.  In certain cases, we have purchased environmental liability insurance coverage to indemnify us against claims for contamination or other adverse environmental conditions that may affect a property.

We are not aware of any environmental cleanup liability that we believe will have a material adverse effect on us.  We cannot assure, however, that these environmental assessments and investigations have revealed or will reveal all potential environmental liabilities, that no prior owner created any material environmental condition not known to us or the independent consultant or that future events or changes in environmental laws will not result in the imposition of environmental liability on us.

We have not received notice from any governmental authority of any material noncompliance, claim or liability in connection with any of our facilities, nor have we been notified of a claim for personal injury or property damage by a private party in connection with any of our facilities relating to environmental conditions.

We are not aware of any environmental condition with respect to any of our facilities that could reasonably be expected to have a material adverse effect on our financial condition or results of operations, and we do not expect that the cost of compliance with environmental regulations will have a material adverse effect on our financial condition or results of operations.  We cannot assure, however, that this will continue to be the case.

Insurance

We carry comprehensive liability, fire, extended coverage and rental loss insurance covering all of the facilities in our portfolio.  We carry environmental insurance coverage on certain facilities in our portfolio.  We believe the policy specifications and insured limits are appropriate and adequate given the relative risk of loss, the cost of the coverage and industry practice.  We do not carry insurance for losses such as loss from riots, war or acts of God, and, in some cases, environmental hazards, because such coverage is not available or is not available at commercially reasonable rates.  Some of our policies, such as those covering losses due to terrorist activities, hurricanes, floods and earthquakes, are insured subject to limitations involving large deductibles or co-payments and policy limits that may not be sufficient to cover losses.  We also carry liability insurance to insure against personal injuries that might be sustained at our facilities and director and officer liability insurance.

Offices

Our principal executive offices are located at 5 Old Lancaster Road, Malvern, PA 19355.  Our telephone number is (610) 535-5000.

Employees

As of December 31, 2014, we employed 1,640 employees, of whom 192 were corporate executive and administrative personnel and 1,448 were property-level personnel.  We believe that our relations with our employees are good.  Our employees are not unionized.

Available Information

We file registration statements, proxy statements, our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports, with the SEC.  You may obtain copies of these documents by visiting the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549, by calling the SEC at 1-800-SEC-0330 or by accessing the SEC’s website at www.sec.gov.  Our internet website address is www.cubesmart.com.  You also can obtain on our website, free of charge, a copy of our annual report on Form 10-K, the Operating Partnership’s registration statement on Form 10, our quarterly reports on Form 10-Q, our current reports on Form 8-K, and any amendments to those reports, as soon as reasonably practicable after we electronically file such reports or amendments with, or furnish them to, the SEC.  Our internet website and the information contained therein or connected thereto are not intended to be incorporated by reference into this Report.

Also available on our website, free of charge, are copies of our Code of Business Conduct and Ethics, our Corporate Governance Guidelines, and the charters for each of the committees of our Board of Trustees — the Audit Committee, the Corporate Governance and Nominating Committee, and the Compensation Committee.  Copies of each of these documents are also available in print free of charge, upon request by any shareholder.  You can obtain copies of these documents by contacting Investor Relations by mail at 5 Old Lancaster Road, Malvern, PA 19355.

ITEM 1A.  RISK FACTORS

Overview

An investment in our securities involves various risks.  Investors should carefully consider the risks set forth below together with other information contained in this Report. These risks are not the only ones that we may face. Additional risks not presently known to us, or that we currently consider immaterial, may also impair our business, financial condition, operating results and ability to make distributions to our shareholders.

Risks Related to our Business and Operations

Adverse macroeconomic and business conditions may significantly and negatively affect our rental rates, occupancy levels and therefore our results of operations.

We are susceptible to the effects of adverse macro-economic events that can result in higher unemployment, shrinking demand for products, large-scale business failures and tight credit markets.  Our results of operations are sensitive to changes in overall economic conditions that impact consumer spending, including discretionary spending, as well as to increased bad debts due to recessionary pressures.  Adverse economic conditions affecting disposable consumer income, such as employment levels, business conditions, interest rates, tax rates, fuel and energy costs, could reduce consumer spending or cause consumers to shift their spending to other products and services.  A general reduction in the level of discretionary spending or shifts in consumer discretionary spending could adversely affect our growth and profitability.

It is difficult to determine the breadth and duration of the economic and financial market problems and the many ways in which they may affect our customers and our business in general.  Nonetheless, continuation or further worsening of these difficult financial and macroeconomic conditions could have a significant adverse effect on our sales, profitability and results of operations.

Many states and local jurisdictions are facing severe budgetary problems which may have an adverse impact on our business and financial results.

Many states and jurisdictions are facing severe budgetary problems.  Action that may be taken in response to these problems, such as increases in property taxes on commercial facilities, changes to sales taxes or other governmental efforts, including mandating medical insurance for employees, could adversely impact our business and results of operations.

Our financial performance is dependent upon the economic and other conditions of the markets in which our facilities are located.

We are susceptible to adverse developments in the markets in which we operate, such as business layoffs or downsizing, industry slowdowns, relocations of businesses, changing demographics and other factors.  Our facilities in Florida, New York, Texas and California accounted for approximately 17%, 17%, 10% and 8%, respectively, of our total 2014 revenues.  As a result of this geographic concentration of our facilities, we are particularly susceptible to adverse market conditions in these areas.  Any adverse economic or real estate developments in these markets, or in any of the other markets in which we operate, or any decrease in demand for self-storage space resulting from the local business climate could adversely affect our rental revenues, which could impair our ability to satisfy our debt service obligations and pay distributions to our shareholders.

We face risks associated with facility acquisitions.

We intend to continue to acquire individual and portfolios of self-storage facilities. The purchase agreements that we enter into in connection with facility acquisitions typically contain closing conditions that need to be satisfied before the acquisitions can be consummated. The satisfaction of many of these conditions is outside of our control, and we therefore cannot assure you that any of our pending or future acquisitions will be consummated. These conditions include, among other things, satisfactory examination of the title to the facilities, the ability to obtain title insurance and customary closing conditions.  Moreover, in the event we are unable to complete pending or future acquisitions, we may have incurred significant legal, accounting and other transaction costs in connection with such acquisitions without realizing the expected benefits.

Those acquisitions that we do consummate would increase our size and may potentially alter our capital structure.  Although we believe that future acquisitions that we complete will enhance our financial performance, the success of acquisitions is subject to the risks that:

•                  acquisitions may fail to perform as expected;

•                  the actual costs of repositioning or redeveloping acquired facilities may be higher than our estimates;

•                  we may be unable to obtain acquisition financing on favorable terms;

•                  acquisitions may be located in new markets where we may have limited knowledge and understanding of the local economy, an absence of business relationships in the area or an unfamiliarity with local governmental and permitting procedures;

•                  there is only limited recourse, or no recourse, to the former owners of newly acquired facilities for unknown or undisclosed liabilities such as the clean-up of undisclosed environmental contamination; claims by customers, vendors or other persons arising on account of actions or omissions of the former owners of the facilities; and claims by local governments, adjoining facility owners, facility owner associations, and easement holders for fees, assessments, taxes on other facility-related changes.  As a result, if a liability were asserted against us based upon ownership of an acquired facility, we might be required to pay significant sums to settle it, which could adversely affect our financial results and cash flow.

In addition, we do not always obtain third-party appraisals of acquired facilities (and instead rely on value determinations by our senior management) and the consideration we pay in exchange for those facilities may exceed the value determined by third-party appraisals.

We will incur costs and will face integration challenges when we acquire additional facilities.

As we acquire or develop additional self-storage facilities, we will be subject to risks associated with integrating and managing new facilities, including customer retention and mortgage default risks. In the case of a large portfolio purchase, we could experience strains in our existing information management capacity.  In addition, acquisitions or developments may cause disruptions in our operations and divert management’s attention away from day-to-day operations.  Furthermore, our income may decline because we will be required to expense acquisition-related costs and amortize in future periods costs for acquired goodwill and other intangible assets.  Our failure to successfully integrate any future acquisitions into our portfolio could have an adverse effect on our operating costs and our ability to make distributions to our shareholders.

The acquisition of new facilities that lack operating history with us will make it more difficult to predict revenue potential.

We intend to continue to acquire additional facilities.  These acquisitions could fail to perform in accordance with expectations.  If we fail to accurately estimate occupancy levels, rental rates, operating costs or costs of improvements to bring an acquired facility up to the standards established for our intended market position, the performance of the facility may be below expectations.  Acquired facilities may have characteristics or deficiencies affecting their valuation or revenue potential that we have not yet discovered.  We cannot assure that the performance of facilities acquired by us will increase or be maintained under our management.

Our development activities may be more costly or difficult to complete than we anticipate.

We intend to continue to develop self-storage facilities where market conditions warrant such investment.  Once made, these investments may not produce results in accordance with our expectations.  Risks associated with development and construction activities include:

•                  the unavailability of favorable financing sources in the debt and equity markets;

•                  construction cost overruns, including on account of rising interest rates, diminished availability of materials and labor, and increases in the costs of materials and labor;

•                  construction delays and failure to achieve target occupancy levels and rental rates, resulting in a lower than projected return on our investment; and

•                  complications (including building moratoriums and anti-growth legislation) in obtaining necessary zoning, occupancy and other governmental permits.

We depend on external sources of capital that are outside of our control; the unavailability of capital from external sources could adversely affect our ability to acquire or develop facilities, satisfy our debt obligations and/or make distributions to shareholders.

We depend on external sources of capital to fund acquisitions and facility development, to satisfy our debt obligations and to make distributions to our shareholders required to maintain our status as a REIT, and these sources of capital may not be available on favorable terms, if at all.  Our access to external sources of capital depends on a number of factors, including the market’s perception of our growth potential and our current and potential future earnings and our ability to continue to qualify as a REIT for federal income tax purposes.  If we are unable to obtain external sources of capital, we may not be able to acquire or develop facilities when strategic opportunities exist, satisfy our debt obligations or make distributions to shareholders that would permit us to qualify as a REIT or avoid paying tax on our REIT taxable income.

Rising operating expenses could reduce our cash flow and funds available for future distributions.

Our facilities and any other facilities we acquire or develop in the future are and will be subject to operating risks common to real estate in general, any or all of which may negatively affect us.  Our facilities are subject to increases in operating expenses such as real estate and other taxes, personnel costs including the cost of providing specific medical coverage to our employees, utilities, insurance, administrative expenses and costs for repairs and maintenance.  If operating expenses increase without a corresponding increase in revenues, our profitability could diminish and limit our ability to make distributions to our shareholders.

We cannot assure our ability to pay dividends in the future.

Historically, we have paid quarterly distributions to our shareholders, and we intend to continue to pay quarterly dividends and to make distributions to our shareholders in amounts such that all or substantially all of our taxable income in each year, subject to certain adjustments, is distributed.  This, along with other factors, should enable us to continue to qualify for the tax benefits accorded to a REIT under the Internal Revenue Code.  We have not established a minimum dividends payment level, and all future distributions will be made at the discretion of our Board of Trustees.  Our ability to pay dividends will depend upon, among other factors:

•                  the operational and financial performance of our facilities;

•                  capital expenditures with respect to existing and newly acquired facilities;

•                  general and administrative costs associated with our operation as a publicly-held REIT;

•                  maintenance of our REIT status;

•                  the amount of, and the interest rates on, our debt;

•                  the absence of significant expenditures relating to environmental and other regulatory matters; and

•                  other risk factors described in this Report.

Certain of these matters are beyond our control and any significant difference between our expectations and actual results could have a material adverse effect on our cash flow and our ability to make distributions to shareholders.

If we are unable to promptly re-let our cubes or if the rates upon such re-letting are significantly lower than expected, then our business and results of operations would be adversely affected.

We derive revenues principally from rents received from customers who rent cubes at our self-storage facilities under month-to-month leases.  Any delay in re-letting cubes as vacancies arise would reduce our revenues and harm our operating results.  In addition, lower than expected rental rates upon re-letting could adversely affect our revenues and impede our growth.

Facility ownership through joint ventures may limit our ability to act exclusively in our interest.

We have in the past co-invested with, and we may continue to co-invest with, third parties through joint ventures.  In any such joint venture, we may not be in a position to exercise sole decision-making authority regarding the facilities owned through joint ventures. Investments in joint ventures may, under certain circumstances, involve risks not present when a third party is not involved, including the possibility that joint venture partners might become bankrupt or fail to fund their share of required capital contributions.  Joint venture partners may have business interests or goals that are inconsistent with our business interests or goals and may be in a position to take actions contrary to our policies or objectives.  Such investments also have the potential risk of impasse on strategic decisions, such as a sale, in cases where neither we nor the joint venture partner would have full control over the joint venture. In other circumstances, joint venture partners may have the ability without our agreement to make certain major decisions, including decisions about sales, capital expenditures and/or financing.  Any disputes that may arise between us and our joint venture partners could result in litigation or arbitration that could increase our expenses and distract our officers and/or Trustees from focusing their time and effort on our business.  In addition, we might in certain circumstances be liable for the actions of our joint venture partners, and the activities of a joint venture could adversely affect our ability to qualify as a REIT, even though we do not control the joint venture.

We face significant competition for customers and acquisition and development opportunities.

Actions by our competitors may decrease or prevent increases of the occupancy and rental rates of our facilities.  We compete with numerous developers, owners and operators of self-storage facilities, including other REITs, some of which own or may in the future own facilities similar to ours in the same submarkets in which our facilities are located and some of which may have greater capital resources.  In addition, due to the relatively low cost of each individual self-storage facility, other developers, owners and operators have the capability to build additional facilities that may compete with our facilities.

If our competitors build new facilities that compete with our facilities or offer space at rental rates below the rental rates we currently charge our customers, we may lose potential customers, and we may be pressured to reduce our rental rates below those we currently charge in order to retain customers when our customers’ leases expire.  As a result, our financial condition, cash flow, cash available for distribution, market price of our shares and ability to satisfy our debt service obligations could be materially adversely affected.  In addition, increased competition for customers may require us to make capital improvements to our facilities that we would not have otherwise made.  Any unbudgeted capital improvements we undertake may reduce cash available for distributions to our shareholders.

We also face significant competition for acquisitions and development opportunities.  Some of our competitors have greater financial resources than we do and a greater ability to borrow funds to acquire facilities.  These competitors may also be willing to accept more risk than we can prudently manage, including risks with respect to the geographic proximity of investments and the payment of higher facility acquisition prices.  This competition for investments may reduce the number of suitable investment opportunities available to us, may increase acquisition costs and may reduce demand for self-storage space in certain areas where our facilities are located and, as a result, adversely affect our operating results.

We may become subject to litigation or threatened litigation which may divert management’s time and attention, require us to pay damages and expenses or restrict the operation of our business.

We may become subject to disputes with commercial parties with whom we maintain relationships or other parties with whom we do business.  Any such dispute could result in litigation between us and the other parties.  Whether or not any dispute actually proceeds to litigation, we may be required to devote significant management time and attention to its successful resolution (through litigation, settlement or otherwise), which would detract from our management’s ability to focus on our business.  Any such resolution could involve the payment of damages or expenses by us, which may be significant.  In addition, any such resolution could involve our agreement with terms that restrict the operation of our business.

There are other commercial parties, at both a local and national level, that may assert that our use of our brand names and other intellectual property conflict with their rights to use brand names and other intellectual property that they consider to be similar to ours.  Any such commercial dispute and related resolution would involve all of the risks described above, including, in particular, our agreement to restrict the use of our brand name or other intellectual property.

We also could be sued for personal injuries and/or property damage occurring on our facilities.  We maintain liability insurance with limits that we believe adequate to provide for the defense and/or payment of any damages arising from such lawsuits.  There can be no assurance that such coverage will cover all costs and expenses from such suits.

Potential losses may not be covered by insurance, which could result in the loss of our investment in a facility and the future cash flows from the facility.

We carry comprehensive liability, fire, extended coverage and rental loss insurance covering all of the facilities in our portfolio.  We believe the policy specifications and insured limits are appropriate and adequate given the relative risk of loss, the cost of the coverage and industry practice.  We do not carry insurance for losses such as loss from riots, war or acts of God, and, in some cases, flooding and environmental hazards, because such coverage is not available or is not available at commercially reasonable rates.  Some of our policies, such as those covering losses due to terrorism, hurricanes, floods and earthquakes, are insured subject to limitations involving large deductibles or co-payments and policy limits that may not be sufficient to cover losses.  If we experience a loss at a facility that is uninsured or that exceeds policy limits, we could lose the capital invested in that facility as well as the anticipated future cash flows from that facility.  Inflation, changes in building codes and ordinances, environmental considerations, and other factors also might make it impractical or undesirable to use insurance proceeds to replace a facility after it has been damaged or destroyed.  In addition, if the damaged facilities are subject to recourse indebtedness, we would continue to be liable for the indebtedness, even if these facilities were irreparably damaged.

Our insurance coverage may not comply with certain loan requirements.

Certain of our facilities serve as collateral for our mortgage-backed debt, some of which we assumed in connection with our acquisition of facilities and requires us to maintain insurance at levels and on terms that are not commercially reasonable in the current insurance environment.  We may be unable to obtain required insurance coverage if the cost and/or availability make it impractical or impossible to comply with debt covenants.  If we cannot comply with a lender’s requirements, the lender could declare a default, which could affect our ability to obtain future financing and have a material adverse effect on our results of operations and cash flows and our ability to obtain future financing.  In addition, we may be required to self-insure against certain losses or our insurance costs may increase.

Potential liability for environmental contamination could result in substantial costs.

We are subject to federal, state and local environmental regulations that apply generally to the ownership of real property and the operation of self-storage facilities.  If we fail to comply with those laws, we could be subject to significant fines or other governmental sanctions.

Under various federal, state and local laws, ordinances and regulations, an owner or operator of real estate may be required to investigate and clean up hazardous or toxic substances or petroleum product releases at a facility and may be held liable to a governmental entity or to third parties for property damage and for investigation and clean-up costs incurred by such parties in connection with contamination.  Such liability may be imposed whether or not the owner or operator knew of, or was responsible for, the presence of these hazardous or toxic substances.  The cost of investigation, remediation or removal of such substances may be substantial, and the presence of such substances, or the failure to properly remediate such substances, may adversely affect our ability to sell or rent such facility or to borrow using such facility as collateral.  In addition, in connection with the ownership, operation and management of facilities, we are potentially liable for property damage or injuries to persons and property.

Our practice is to conduct or obtain environmental assessments in connection with the acquisition or development of additional facilities.  We carry environmental insurance coverage on certain facilities in our portfolio.  We obtain or examine environmental assessments from qualified and reputable environmental consulting firms (and intend to conduct such assessments prior to the acquisition or development of additional facilities).  The environmental assessments received to date have not revealed, nor do we have actual knowledge of, any environmental liability that we believe will have a material adverse effect on us.  However, we cannot assure that our environmental assessments have identified or will identify all material environmental conditions, that any prior owner of any facility did not create a material environmental condition not actually known to us or that a material environmental condition does not otherwise exist with respect to any of our facilities.

Americans with Disabilities Act and applicable state accessibility act compliance may require unanticipated expenditures.

Under the ADA, all places of public accommodation are required to meet federal requirements related to physical access and use by disabled persons.  A number of other federal, state and local laws may also impose access and other similar requirements at our facilities.  A failure to comply with the ADA or similar state or local requirements could result in the governmental imposition of fines or the award of damages to private litigants affected by the noncompliance.  Although we believe that our facilities comply in all material respects with these requirements (or would be eligible for applicable exemptions from material requirements because of adaptive assistance provided), a determination that one or more of our facilities is not in compliance with the ADA or similar state or local requirements would result in the incurrence of additional costs associated with bringing the facilities into compliance.  If we are required to make substantial modifications to comply with the ADA or similar state or local requirements, we may be required to incur significant unanticipated expenditures, which could have an adverse effect on our operating costs and our ability to make distributions to our shareholders.

Privacy concerns could result in regulatory changes that may harm our business.

Personal privacy has become a significant issue in the jurisdictions in which we operate.  Many jurisdictions in which we operate have imposed restrictions and requirements on the use of personal information by those collecting such information.  Changes to law or regulations affecting privacy, if applicable to our business, could impose additional costs and liability on us and could limit our use and disclosure of such information.

We face system security risks as we depend upon automated processes and the Internet.

We are increasingly dependent upon automated information technology processes and Internet commerce, and many of our new customers come from the telephone or over the Internet.  Moreover, the nature of our business involves the receipt and retention of personal information about our customers.  We also rely extensively on third-party vendors to retain data, process transactions and provide other systems services.  These systems, and our systems, are subject to damage or interruption from power outages, computer and telecommunications failures, computer viruses and other destructive or disruptive security breaches and catastrophic events, such as a natural disaster or a terrorist event or cyber-attack.  In addition, experienced computer programmers may be able to penetrate our network security and misappropriate our confidential information, create system disruptions or cause shutdowns. Such data security breaches as well as system disruptions and shutdowns could result in additional costs to repair or replace such networks or information systems and possible legal liability, including government enforcement actions and private litigation.  In addition, our customers could lose confidence in our ability to protect their personal information, which could cause them to discontinue leasing our self-storage facilities.  Such events could lead to lost future revenues and adversely affect our results of operations.

Terrorist attacks and other acts of violence or war may adversely impact our performance and may affect the markets on which our securities are traded.

Terrorist attacks against our facilities, the United States or our interests, may negatively impact our operations and the value of our securities.  Attacks or armed conflicts could negatively impact the demand for self-storage facilities and increase the cost of insurance coverage for our facilities, which could reduce our profitability and cash flow.  Furthermore, any terrorist attacks or armed conflicts could result in increased volatility in or damage to the United States and worldwide financial markets and economy.

Risks Related to the Real Estate Industry

Our performance and the value of our self-storage facilities are subject to risks associated with our facilities and with the real estate industry.

Our rental revenues and operating costs and the value of our real estate assets, and consequently the value of our securities, are subject to the risk that if our facilities do not generate revenues sufficient to meet our operating expenses, including debt service and capital expenditures, our cash flow and ability to pay distributions to our shareholders will be adversely affected.  Events or conditions beyond our control that may adversely affect our operations or the value of our facilities include but are not limited to:

•                  downturns in the national, regional and local economic climate;

•                  local or regional oversupply, increased competition or reduction in demand for self-storage space;

•                  vacancies or changes in market rents for self-storage space;

•                  inability to collect rent from customers;

•                  increased operating costs, including maintenance, insurance premiums and real estate taxes;

•                  changes in interest rates and availability of financing;

•                  hurricanes, earthquakes and other natural disasters, civil disturbances, terrorist acts or acts of war that may result in uninsured or underinsured losses;

•                  significant expenditures associated with acquisitions and development projects, such as debt service payments, real estate taxes, insurance and maintenance costs which are generally not reduced when circumstances cause a reduction in revenues from a facility;

•                  costs of complying with changes in laws and governmental regulations, including those governing usage, zoning, the environment and taxes; and

•                  the relative illiquidity of real estate investments.

In addition, prolonged periods of economic slowdown or recession, rising interest rates or declining demand for self-storage, or the public perception that any of these events may occur, could result in a general decline in rental revenues, which could impair our ability to satisfy our debt service obligations and to make distributions to our shareholders.

Rental revenues are significantly influenced by demand for self-storage space generally, and a decrease in such demand would likely have a greater adverse effect on our rental revenues than if we owned a more diversified real estate portfolio.

Because our portfolio of facilities consists primarily of self-storage facilities, we are subject to risks inherent in investments in a single industry.  A decrease in the demand for self-storage space would have a greater adverse effect on our rental revenues than if we owned a more diversified real estate portfolio.  Demand for self-storage space has been and could be adversely affected by ongoing weakness in the national, regional and local economies, changes in supply of, or demand for, similar or competing self-storage facilities in an area and the excess amount of self-storage space in a particular market. To the extent that any of these conditions occur, they are likely to affect market rents for self-storage space, which could cause a decrease in our rental revenue.  Any such decrease could impair our ability to satisfy debt service obligations and make distributions to our shareholders.

Because real estate is illiquid, we may not be able to sell facilities when appropriate.

Real estate property investments generally cannot be sold quickly.  Also, the tax laws applicable to REITs require that we hold our facilities for investment, rather than for sale in the ordinary course of business, which may cause us to forgo or defer sales of facilities that otherwise would be in our best interest.  Therefore, we may not be able to dispose of facilities promptly, or on favorable terms, in response to economic or other market conditions, which may adversely affect our financial position.

Risks Related to our Qualification and Operation as a REIT

Failure to qualify as a REIT would subject us to U.S. federal income tax which would reduce the cash available for distribution to our shareholders.

We operate our business to qualify to be taxed as a REIT for federal income tax purposes.  We have not requested and do not plan to request a ruling from the IRS that we qualify as a REIT, and the statements in this Report are not binding on the IRS or any court.  As a REIT, we generally will not be subject to federal income tax on the income that we distribute currently to our shareholders.  Many of the REIT requirements, however, are highly technical and complex.  The determination that we are a REIT requires an analysis of various factual matters and circumstances that may not be totally within our control.  For example, to qualify as a REIT, at least 95% of our gross income must come from specific passive sources, such as rent, that are itemized in the REIT tax laws.  In addition, to qualify as a REIT, we cannot own specified amounts of debt and equity securities of some issuers.  We also are required to distribute to our shareholders with respect to each year at least 90% of our REIT taxable income, excluding net capital gains.  The fact that we hold substantially all of our assets through the Operating Partnership and its subsidiaries and joint ventures further complicates the application of the REIT requirements for us.  Even a technical or inadvertent mistake could jeopardize our REIT status and, given the highly complex nature of the rules governing REITs and the ongoing importance of factual determinations, we cannot provide any assurance that we will continue to qualify as a REIT.  Furthermore, Congress and the IRS might make changes to the tax laws and regulations, and the courts might issue new rulings, that make it more difficult, or impossible, for us to remain qualified as a REIT.  If we fail to qualify as a REIT for federal income tax purposes and are able to avail ourselves of one or more of the statutory savings provisions in order to maintain our REIT status, we would nevertheless be required to pay penalty taxes of $50,000 or more for each such failure.

If we fail to qualify as a REIT for federal income tax purposes, and are unable to avail ourselves of certain savings provisions set forth in the Internal Revenue Code, we would be subject to federal income tax at regular corporate rates on all of our income.  As a taxable corporation, we would not be allowed to take a deduction for distributions to shareholders in computing our taxable income or pass through long term capital gains to individual shareholders at favorable rates.  We also could be subject to the federal alternative minimum tax and possibly increased state and local taxes.  We would not be able to elect to be taxed as a REIT for four years following the year we first failed to qualify unless the IRS were to grant us relief under certain statutory provisions.  If we failed to qualify as a REIT, we would have to pay significant income taxes, which would reduce our net earnings available for investment or distribution to our shareholders.  This likely would have a significant adverse effect on our earnings and likely would adversely affect the value of our securities. In addition, we would no longer be required to pay any distributions to shareholders.

Failure of the Operating Partnership (or a subsidiary partnership or joint venture) to be treated as a partnership would have serious adverse consequences to our shareholders.

If the IRS were to successfully challenge the tax status of the Operating Partnership or any of its subsidiary partnerships or joint ventures for federal income tax purposes, the Operating Partnership or the affected subsidiary partnership or joint venture would be taxable as a corporation.  In such event we would cease to qualify as a REIT and the imposition of a corporate tax on the Operating Partnership, a subsidiary partnership or joint venture would reduce the amount of cash available for distribution from the Operating Partnership to us and ultimately to our shareholders.

To maintain our REIT status, we may be forced to borrow funds on a short-term basis during unfavorable market conditions.

As a REIT, we are subject to certain distribution requirements, including the requirement to distribute 90% of our REIT taxable income, excluding net capital gains, which may result in our having to make distributions at a disadvantageous time or to borrow funds at unfavorable rates.  Compliance with this requirement may hinder our ability to operate solely on the basis of maximizing profits.

We will pay some taxes even if we qualify as a REIT, which will reduce the cash available for distribution to our shareholders.

Even if we qualify as a REIT for federal income tax purposes, we will be required to pay certain federal, state and local taxes on our income and property.  For example, we will be subject to income tax to the extent we distribute less than 100% of our REIT taxable income, including capital gains.  Additionally, we will be subject to a 4% nondeductible excise tax on the amount, if any, by which dividends paid by us in any calendar year are less than the sum of 85% of our ordinary income, 95% of our capital gain net income and 100% of our undistributed income from prior years. Moreover, if we have net income from “prohibited transactions,” that income will be subject to a 100% penalty tax.  In general, prohibited transactions are sales or other dispositions of property held primarily for sale to customers in the ordinary course of business.  The determination as to whether a particular sale is a prohibited transaction depends on the facts and circumstances related to that sale.  We cannot guarantee that sales of our facilities would not be prohibited transactions unless we comply with certain statutory safe-harbor provisions.

In addition, any net taxable income earned directly by our taxable REIT subsidiaries, or through entities that are disregarded for federal income tax purposes as entities separate from our taxable REIT subsidiaries, will be subject to federal and possibly state corporate income tax.  We have elected to treat some of our subsidiaries as taxable REIT subsidiaries, and we may elect to treat other subsidiaries as taxable REIT subsidiaries in the future.  In this regard, several provisions of the laws applicable to REITs and their subsidiaries ensure that a taxable REIT subsidiary will be subject to an appropriate level of federal income taxation.  For example, a taxable REIT subsidiary is limited in its ability to deduct certain interest payments made to an affiliated REIT.  In addition, the REIT has to pay a 100% penalty tax on some payments that it receives or on some deductions taken by a taxable REIT subsidiary if the economic arrangements between the REIT, the REIT’s customers, and the taxable REIT subsidiary are not comparable to similar arrangements between unrelated parties.  Finally, some state and local jurisdictions may tax some of our income even though as a REIT we are not subject to federal income tax on that income because not all states and localities follow the federal income tax treatment of REITs.  To the extent that we and our affiliates are required to pay federal, state and local taxes, we will have less cash available for distributions to our shareholders.

We face possible federal, state and local tax audits.

Because we are organized and qualify as a REIT, we are generally not subject to federal income taxes, but are subject to certain state and local taxes.  Certain entities through which we own real estate either have undergone, or are currently undergoing, tax audits.  Although we believe that we have substantial arguments in favor of our positions in the ongoing audits, in some instances there is no controlling precedent or interpretive guidance on the specific point at issue.  Collectively, tax deficiency notices received to date from the jurisdictions conducting the ongoing audits have not been material.  However, there can be no assurance that future audits will not occur with increased frequency or that the ultimate result of such audits will not have a material adverse effect on our results of operations.

Risks Related to our Debt Financings

We face risks related to current debt maturities, including refinancing risk.

Certain of our mortgages, bank loans, and unsecured debt (including our senior notes) will have significant outstanding balances on their maturity dates, commonly known as “balloon payments.”   We may not have the cash resources available to repay those amounts, and we may have to raise funds for such repayment either through the issuance of equity or debt securities, additional bank borrowings (which may include extension of maturity dates), joint ventures or asset sales.  Furthermore, we are restricted from incurring certain additional indebtedness and making certain other changes to our capital and debt structure under the terms of the senior notes and the indenture governing the senior notes.

There can be no assurance that we will be able to refinance our debt on favorable terms or at all.  To the extent we cannot refinance debt on favorable terms or at all, we may be forced to dispose of facilities on disadvantageous terms or pay higher interest rates, either of which would have an adverse impact on our financial performance and ability to pay dividends to investors

As a result of our interest rate hedges, swap agreements and other, similar arrangements, we face counterparty risks.

We may be exposed to the potential risk of counterparty default or non-payment with respect to interest rate hedges, swap agreements, floors, caps and other interest rate hedging contracts that we may enter into from time to time, in which event we could suffer a material loss on the value of those agreements.  Although these agreements may lessen the impact of rising interest rates on us, they also expose us to the risk that other parties to the agreements will not perform or that we cannot enforce the agreements.  There is no assurance that our potential counterparties on these agreements will perform their obligations under such agreements.

Financing our future growth plan or refinancing existing debt maturities could be impacted by negative capital market conditions.

Recently, domestic financial markets have experienced extreme volatility and uncertainty.  At times in recent years liquidity has tightened in the domestic financial markets, including the investment grade debt and equity capital markets for which we historically sought financing.  Consequently, there is greater uncertainty regarding our ability to access the credit markets in order to attract financing on reasonable terms; there can be no assurance that we will be able to continue to issue common or preferred equity securities at a reasonable price.  Our ability to finance new acquisitions and refinance future debt maturities could be adversely impacted by our inability to secure permanent financing on reasonable terms, if at all.

The terms and covenants relating to our indebtedness could adversely impact our economic performance.

Like other real estate companies that incur debt, we are subject to risks associated with debt financing, such as the insufficiency of cash flow to meet required debt service payment obligations and the inability to refinance outstanding indebtedness at maturity.  If our debt cannot be paid, refinanced or extended at maturity, we may not be able to make distributions to shareholders at expected levels or at all and may not be able to acquire new facilities.  Failure to make distributions to our shareholders could result in our failure to qualify as a REIT for federal income tax purposes.  Furthermore, an increase in our interest expense could adversely affect our cash flow and ability to make distributions to shareholders.  If we do not meet our debt service obligations, any facilities securing such indebtedness could be foreclosed on, which would have a material adverse effect on our cash flow and ability to make distributions and, depending on the number of facilities foreclosed on, could threaten our continued viability.

Our Credit Facility contains (and any new or amended facility we may enter into from time to time will likely contain) customary affirmative and negative covenants, including financial covenants that, among other things, require us to comply with certain liquidity and net worth tests.  Our ability to borrow under the Credit Facility is (and any new or amended facility we may enter into from time to time will be) subject to compliance with such financial and other covenants.  In the event that we fail to satisfy these covenants, we would be in default under the Credit Facility and may be required to repay such debt with capital from other sources.  Under such circumstances, other sources of debt or equity capital may not be available to us, or may be available only on unattractive terms.  Moreover, the presence of such covenants in our credit agreements could cause us to operate our business with a view toward compliance with such covenants, which might not produce optimal returns for shareholders.  Similarly, the indenture under which we have issued unsecured senior notes contains customary financial covenants, including limitations on incurrence of additional indebtedness.

Increases in interest rates on variable rate indebtedness would increase our interest expense, which could adversely affect our cash flow and ability to make distributions to shareholders.  Rising interest rates could also restrict our ability to refinance existing debt when it matures.  In addition, an increase in interest rates could decrease the amounts that third parties are willing to pay for our assets, thereby limiting our ability to alter our portfolio promptly in relation to economic or other conditions.

Our organizational documents contain no limitation on the amount of debt we may incur.  As a result, we may become highly leveraged in the future.

Our organizational documents do not limit the amount of indebtedness that we may incur.  We could alter the balance between our total outstanding indebtedness and the value of our assets at any time.  If we become more highly leveraged, then the resulting increase in debt service could adversely affect our ability to make payments on our outstanding indebtedness and to pay our anticipated distributions and/or the distributions required to maintain our REIT status, and could harm our financial condition.

Risks Related to our Organization and Structure

We are dependent upon our senior management team whose continued service is not guaranteed.

Our executive team, including our named executive officers, has extensive self-storage, real estate and public company experience.  Although we have employment agreements with members of our senior management team, we cannot provide any assurance that any of them will remain in our employment.  The loss of services of one or more members of our senior management team could adversely affect our operations and our future growth.

We are dependent upon our on-site personnel to maximize customer satisfaction; any difficulties we encounter in hiring, training and retaining skilled field personnel may adversely affect our rental revenues.

As of December 31, 2014, we had 1,448 property-level personnel involved in the management and operation of our facilities.  The customer service, marketing skills and knowledge of local market demand and competitive dynamics of our facility managers are contributing factors to our ability to maximize our rental income and to achieve the highest sustainable rent levels at each of our facilities.  We compete with various other companies in attracting and retaining qualified and skilled personnel. Competitive pressures may require that we enhance our pay and benefits package to compete effectively for such personnel.  If there is an increase in these costs or if we fail to attract and retain qualified and skilled personnel, our business and operating results could be harmed.

Certain provisions of Maryland law could inhibit changes in control, which may discourage third parties from conducting a tender offer or seeking other change of control transactions that could involve a premium price for our shares or otherwise benefit our shareholders.

Certain provisions of Maryland law may have the effect of inhibiting a third party from making a proposal to acquire us or of impeding a change of control under circumstances that otherwise could provide the holders of our common shares with the opportunity to realize a premium over the then-prevailing market price of those shares, including:

•         “business combination moratorium/fair price” provisions that, subject to limitations, prohibit certain business combinations between us and an “interested shareholder” (defined generally as any person who beneficially owns 10% or more of the voting power of our shares or an affiliate thereof) for five years after the most recent date on which the shareholder becomes an interested shareholder, and thereafter imposes stringent fair price and super-majority shareholder voting requirements on these combinations; and

•         “control share” provisions that provide that “control shares” of our company (defined as shares which, when aggregated with other shares controlled by the shareholder, entitle the shareholder to exercise one of three increasing ranges of voting power in electing Trustees) acquired in a “control share acquisition” (defined as the direct or indirect acquisition of ownership or control of “control shares” from a party other than the issuer) have no voting rights except to the extent approved by our shareholders by the affirmative vote of at least two thirds of all the votes entitled to be cast on the matter, excluding all interested shares, and are subject to redemption in certain circumstances.

We have opted out of these provisions of Maryland law.  However, our Board of Trustees may opt to make these provisions applicable to us at any time without shareholder approval.

Our Trustees also have the discretion, granted in our bylaws and Maryland law, without shareholder approval to, among other things (1) create a staggered Board of Trustees, and (2) amend our bylaws or repeal individual bylaws in a manner that provides the Board of Trustees with greater authority.  Any such action could inhibit or impede a third party from making a proposal to acquire us at a price that could be beneficial to our shareholders.

Our shareholders have limited control to prevent us from making any changes to our investment and financing policies.

Our Board of Trustees has adopted policies with respect to certain activities.  These policies may be amended or revised from time to time at the discretion of our Board of Trustees without a vote of our shareholders.  This means that our shareholders have limited control over changes in our policies.  Such changes in our policies intended to improve, expand or diversify our business may not have the anticipated effects and consequently may adversely affect our business and prospects, results of operations and share price.

Our rights and the rights of our shareholders to take action against our Trustees and officers are limited.

Maryland law provides that a trustee or officer has no liability in that capacity if he or she performs his or her duties in good faith, in a manner he or she reasonably believes to be in our best interests and with the care that an ordinarily prudent person in a like position would use under similar circumstances.  Our declaration of trust and bylaws require us to indemnify our Trustees and officers for actions taken by them in those capacities on our behalf, to the extent permitted by Maryland law.  Accordingly, in the event that actions taken in good faith by any Trustee or officer impede our performance, our shareholders’ ability to recover damages from that Trustee or officer will be limited.

Our declaration of trust permits our Board of Trustees to issue preferred shares with terms that may discourage third parties from conducting a tender offer or seeking other change of control transactions that could involve a premium price for our shares or otherwise benefit our shareholders.

Our declaration of trust permits our Board of Trustees to issue up to 40,000,000 preferred shares, of which 3,100,000 shares have already been issued, having those preferences, conversion or other rights, voting powers, restrictions, limitations as to distributions, qualifications, or terms or conditions of redemption as determined by our Board.  In addition, our Board may reclassify any unissued common shares into one or more classes or series of preferred shares.  Thus, our Board could authorize, without shareholder approval, the issuance of preferred shares with terms and conditions that could have the effect of discouraging a takeover or other transaction in which holders of some or a majority of our shares might receive a premium for their shares over the then-prevailing market price of our shares. We currently do not expect that the Board would require shareholder approval prior to such a preferred issuance.  In addition, any preferred shares that we issue would rank senior to our common shares with respect to the payment of distributions, in which case we could not pay any distributions on our common shares until full distributions have been paid with respect to such preferred shares.

Risks Related to our Securities

Additional issuances of equity securities may be dilutive to shareholders.

The interests of our shareholders could be diluted if we issue additional equity securities to finance future acquisitions or developments or to repay indebtedness.  Our Board of Trustees may authorize the issuance of additional equity securities, including preferred shares, without shareholder approval.  Our ability to execute our business strategy depends upon our access to an appropriate blend of debt financing, including unsecured lines of credit and other forms of secured and unsecured debt, and equity financing, including common and preferred equity.

Many factors could have an adverse effect on the market value of our securities.

A number of factors might adversely affect the price of our securities, many of which are beyond our control.  These factors include:

•                  increases in market interest rates, relative to the dividend yield on our shares.  If market interest rates go up, prospective purchasers of our securities may require a higher yield.  Higher market interest rates would not, however, result in more funds for us to distribute and, to the contrary, would likely increase our borrowing costs and potentially decrease funds available for distribution.  Thus, higher market interest rates could cause the market price of our equity securities to go down;

•                  anticipated benefit of an investment in our securities as compared to investment in securities of companies in other industries (including benefits associated with tax treatment of dividends and distributions);

•                  perception by market professionals of REITs generally and REITs comparable to us in particular;

•                  level of institutional investor interest in our securities;

•                  relatively low trading volumes in securities of REITs;

•                  our results of operations and financial condition;

•                  investor confidence in the stock market generally; and

•                  additions and departures of key personnel.

The market value of our equity securities is based primarily upon the market’s perception of our growth potential and our current and potential future earnings and cash distributions.  Consequently, our equity securities may trade at prices that are higher or lower than our net asset value per equity security.  If our future earnings or cash distributions are less than expected, it is likely that the market price of our equity securities will diminish.

The market price of our common shares has been, and may continue to be, particularly volatile, and our shareholders may be unable to resell their shares at a profit.

The market price of our common shares has been subject to significant fluctuation and may continue to fluctuate or decline.  Between January 1, 2012 and December 31, 2014, the price of our common shares has ranged from a high of $22.92 (on December 22, 2014) to a low of $10.30 (on January 4, 2012).  In the past several years, REIT securities have experienced high levels of volatility and significant increases in value from their historic lows.

In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been brought against that company.  If our share price is volatile, we may become the target of securities litigation. Securities litigation could result in substantial costs and divert our management’s attention and resources from our business.

ITEM 1B.  UNRESOLVED STAFF COMMENTS

None.

ITEM 2.  PROPERTIES

Overview

As of December 31, 2014, we owned 421 self-storage facilities that contain approximately 28.6 million rentable square feet and are located in 22 states and the District of Columbia.  The following table sets forth summary information regarding our facilities by state as of December 31, 2014.

			Total	% of Total
	Number of	Number of	Rentable	Rentable	Period-end
State	Facilities	Units	Square Feet	Square Feet	Occupancy

Florida	73	52,517	5,473,764	19.1%	91.0%
Texas	56	29,630	3,645,115	12.7%	88.4%
California	40	25,323	2,829,387	9.9%	90.3%
New York	36	41,373	2,517,430	8.8%	85.4%
Illinois	33	18,867	2,099,658	7.3%	89.5%
Arizona	28	14,845	1,582,025	5.5%	87.5%
New Jersey	23	15,151	1,552,183	5.4%	91.4%
Connecticut	21	9,697	1,101,249	3.8%	88.8%
Ohio	20	11,047	1,282,254	4.5%	86.9%
Georgia	16	9,723	1,184,826	4.1%	90.5%
Maryland	13	10,202	1,074,100	3.8%	87.9%
Virginia	9	6,707	691,580	2.4%	87.2%
Pennsylvania	9	5,935	603,792	2.1%	88.9%
Colorado	9	4,765	567,899	2.0%	88.7%
Massachusetts	7	4,809	437,391	1.5%	87.7%
North Carolina	6	3,906	463,488	1.6%	90.9%
Tennessee	5	3,267	467,439	1.6%	89.7%
Utah	4	2,214	239,623	0.8%	90.6%
Rhode Island	4	1,973	240,599	0.8%	87.7%
New Mexico	3	1,611	182,261	0.6%	90.5%
Nevada	3	1,414	172,332	0.6%	82.3%
Washington DC	2	1,798	146,067	0.5%	89.8%
Indiana	1	562	67,280	0.2%	90.5%
Total/Weighted Average	421	277,336	28,621,742	100.0%	89.1%

Our Facilities

The following table sets forth additional information with respect to each of our owned facilities as of December 31, 2014. Our ownership of each facility consists of a fee interest in the facility held by our Operating Partnership, or one of its subsidiaries, except for six of our facilities, which are subject to ground leases.  In addition, small parcels of land at four of our other facilities are subject to ground leases.

Facility Location	Year Acquired / Developed (1)	Year Built	Rentable Square Feet	Occupancy (2)	Cubes	Manager Apartment (3)	% Climate Controlled (4)
Chandler I, AZ	2005	1985	47,520	88.3%	447	Y	11.4%
Chandler II, AZ	2013	2008	83,819	83.4%	1,179	N	77.0%
Gilbert, AZ	2013	2010	57,380	83.7%	449	Y	83.8%
Glendale, AZ	1998	1987	56,807	90.5%	516	Y	0.0%
Green Valley, AZ	2005	1985	25,050	88.1%	263	N	8.7%
Mesa I, AZ	2006	1985	52,575	91.1%	489	N	0.0%
Mesa II, AZ	2006	1981	45,511	92.9%	395	Y	16.9%
Mesa III, AZ	2006	1986	58,264	88.3%	501	Y	16.5%
Phoenix I, AZ	2006	1987	100,775	91.8%	746	Y	21.5%
Phoenix II, AZ	2006	1974	83,160	93.5%	807	Y	6.7%
Phoenix III, AZ	2014	2009	121,761	84.4%	845	N	73.0%
Scottsdale, AZ	1998	1995	79,525	86.1%	653	Y	20.5%
Tempe I, AZ	2005	1975	53,890	93.3%	405	Y	18.9%
Tempe II, AZ	2013	2007	35,125	84.8%	391	N	77.9%
Tucson I, AZ	1998	1974	59,800	91.6%	488	Y	0.0%
Tucson II, AZ	1998	1988	43,950	88.8%	535	Y	100.0%
Tucson III, AZ	2005	1979	49,832	83.2%	488	N	0.0%
Tucson IV, AZ	2005	1982	48,040	88.1%	496	Y	13.7%
Tucson V, AZ	2005	1982	45,134	82.8%	416	Y	11.5%
Tucson VI, AZ	2005	1982	40,814	85.4%	409	Y	13.4%
Tucson VII, AZ	2005	1982	52,688	90.8%	594	Y	6.9%
Tucson VIII, AZ	2005	1979	46,650	84.1%	437	Y	0.0%
Tucson IX, AZ	2005	1984	67,545	86.6%	599	Y	6.2%
Tucson X, AZ	2005	1981	46,350	81.4%	413	N	0.0%
Tucson XI, AZ	2005	1974	42,940	89.9%	404	Y	0.0%
Tucson XII, AZ	2005	1974	42,225	86.0%	429	Y	3.9%
Tucson XIII, AZ	2005	1974	45,800	82.0%	493	Y	0.0%
Tucson XIV, AZ	2005	1976	49,095	85.9%	558	Y	17.9%
Benicia, CA	2005	1988/93/05	74,770	90.3%	728	Y	0.0%
Citrus Heights, CA	2005	1987	75,620	89.5%	681	Y	0.0%
Corona, CA	2014	2014	95,125	90.9%	974	N	6.9%
Diamond Bar, CA	2005	1988	102,984	91.0%	900	Y	0.0%
Escondido, CA	2007	2002	142,895	92.2%	1,227	Y	11.6%
Fallbrook, CA	1997	1985/88	46,401	84.7%	444	Y	0.0%
Fremont, CA	2014	1987	51,243	96.1%	526	N	0.6%
Lancaster, CA	2001	1987	60,675	91.4%	340	Y	0.0%
Long Beach, CA	2006	1974	124,571	95.3%	1,348	Y	0.0%
Murrieta, CA	2005	1996	49,795	91.4%	436	Y	5.0%
North Highlands, CA	2005	1980	57,169	86.8%	473	Y	0.0%
Ontario, CA	2014	1986	93,590	87.4%	850	N	0.0%
Orangevale, CA	2005	1980	50,542	92.5%	527	Y	0.0%

Facility Location	Year Acquired / Developed (1)	Year Built	Rentable Square Feet	Occupancy (2)	Cubes	Manager Apartment (3)	% Climate Controlled (4)
Pleasanton, CA	2005	2003	85,045	89.6%	702	Y	0.0%
Rancho Cordova, CA	2005	1979	53,978	90.8%	457	Y	0.0%
Rialto I, CA	2006	1987	57,391	93.5%	437	Y	0.0%
Rialto II, CA	1997	1980	99,783	94.0%	714	Y	0.0%
Riverside I, CA	2006	1977	67,120	90.5%	641	Y	0.0%
Riverside II, CA	2006	1985	85,076	89.6%	813	Y	5.5%
Roseville, CA	2005	1979	59,944	88.1%	550	Y	0.0%
Sacramento I, CA	2005	1979	50,714	91.4%	551	Y	0.0%
Sacramento II, CA	2005	1986	62,088	90.4%	551	Y	0.0%
San Bernardino I, CA	1997	1987	31,070	95.7%	236	N	0.0%
San Bernardino II, CA	1997	1991	41,546	91.2%	373	Y	0.0%
San Bernardino III, CA	1997	1985/92	35,416	83.9%	371	N	0.0%
San Bernardino IV, CA	2005	2002/04	83,307	88.0%	688	Y	12.6%
San Bernardino V, CA	2006	1974	57,595	89.9%	469	Y	7.0%
San Bernardino VII, CA	2006	1978	78,753	93.0%	604	Y	2.5%
San Bernardino VIII, CA	2006	1977	99,004	83.3%	809	Y	0.0%
San Marcos, CA	2005	1979	37,430	93.9%	242	Y	0.0%
Santa Ana, CA	2006	1984	64,071	88.8%	720	Y	4.0%
South Sacramento, CA	2005	1979	52,490	87.4%	414	Y	0.0%
Spring Valley, CA	2006	1980	55,045	92.1%	713	Y	0.0%
Temecula I, CA	1998	1985/03	81,320	86.5%	696	Y	45.7%
Temecula II, CA	2007	2003	84,318	88.7%	639	Y	54.6%
Vista I, CA	2001	1988	74,481	88.7%	623	Y	0.0%
Vista II, CA	2005	2001/02/03	147,871	90.8%	1,280	Y	3.7%
Walnut, CA	2005	1987	50,708	89.9%	537	Y	15.8%
West Sacramento, CA	2005	1984	40,015	91.9%	478	Y	0.0%
Westminster, CA	2005	1983/98	68,428	91.5%	561	Y	0.0%
Aurora, CO	2005	1981	75,867	92.7%	617	Y	0.0%
Colorado Springs I, CO	2005	1986	47,975	83.1%	463	Y	0.0%
Colorado Springs II, CO	2006	2001	62,400	78.9%	433	Y	0.0%
Denver I, CO	2006	1997	59,200	89.1%	449	Y	0.0%
Denver II, CO	2012	2007	74,295	92.2%	676	N	94.8%
Federal Heights, CO	2005	1980	54,770	90.1%	547	Y	0.0%
Golden, CO	2005	1985	87,800	90.0%	641	Y	1.6%
Littleton, CO	2005	1987	53,490	89.7%	442	Y	64.2%
Northglenn, CO	2005	1980	52,102	89.8%	497	Y	0.0%
Bloomfield, CT	1997	1987/93/94	48,700	89.4%	443	Y	8.5%
Branford, CT	1995	1986	50,679	88.8%	431	Y	3.5%
Bristol, CT	2005	1989/99	47,725	88.3%	469	N	31.8%
East Windsor, CT	2005	1986/89	46,016	86.4%	303	N	0.3%
Enfield, CT	2001	1989	52,875	89.0%	369	Y	0.0%
Gales Ferry, CT	1995	1987/89	54,805	88.7%	609	N	9.0%
Manchester I, CT (6)	2002	1999/00/01	46,925	87.3%	458	N	42.8%
Manchester II, CT	2005	1984	52,725	90.8%	399	N	0.0%
Manchester III, CT	2014	2009	60,113	89.0%	583	N	87.0%

Facility Location	Year Acquired / Developed (1)	Year Built	Rentable Square Feet	Occupancy (2)	Cubes	Manager Apartment (3)	% Climate Controlled (4)
Milford, CT	1996	1975	44,885	85.3%	372	Y	7.0%
Monroe, CT	2005	1996/03	58,500	90.6%	397	N	0.0%
Mystic, CT	1996	1975/86	50,825	92.5%	561	Y	4.6%
Newington I, CT	2005	1978/97	42,620	87.5%	246	N	0.0%
Newington II, CT	2005	1979/81	36,140	85.6%	194	N	0.0%
Norwalk, CT	2012	2009	30,414	92.8%	349	N	100.0%
Old Saybrook I, CT	2005	1982/88/00	86,950	90.3%	720	N	10.8%
Old Saybrook II, CT	2005	1988/02	26,425	85.3%	254	N	71.5%
Shelton, CT	2011	2007	78,430	88.2%	856	Y	93.9%
South Windsor, CT	1996	1976	72,075	89.0%	553	Y	1.6%
Stamford, CT	2005	1997	28,907	95.3%	363	N	38.6%
Wilton, CT	2012	1966	84,515	86.1%	768	Y	66.9%
Washington I, DC	2008	2002	63,085	90.1%	755	Y	97.1%
Washington II, DC	2011	1929/98	82,982	89.7%	1,043	N	99.5%
Boca Raton, FL	2001	1998	37,958	90.1%	605	N	70.3%
Boynton Beach I, FL	2001	1999	61,749	93.7%	755	Y	61.8%
Boynton Beach II, FL	2005	2001	61,579	95.5%	573	Y	88.5%
Boynton Beach III, FL	2014	2001	67,393	91.2%	720	N	100.0%
Bradenton I, FL	2004	1979	68,441	92.4%	581	N	7.2%
Bradenton II, FL	2004	1996	87,958	90.9%	826	Y	47.0%
Cape Coral I, FL	2000*	2000	76,842	94.9%	856	Y	90.2%
Cape Coral II, FL	2014	2007	67,955	89.9%	609	N	71.0%
Coconut Creek I, FL	2012	2001	78,883	94.9%	757	Y	53.0%
Coconut Creek II, FL	2014	1999	90,400	90.9%	817	N	79.1%
Dania Beach, FL (6)	2004	1984	168,724	92.1%	1,813	N	26.4%
Dania, FL	1996	1988	58,145	97.4%	493	Y	53.7%
Davie, FL	2001*	2001	81,235	96.8%	834	Y	68.2%
Deerfield Beach, FL	1998*	1998	57,230	95.3%	517	Y	54.9%
Delray Beach I, FL	2001	1999	67,833	91.4%	815	Y	45.5%
Delray Beach II, FL	2013	1987	75,712	92.5%	1,176	N	95.3%
Delray Beach III, FL	2014	2006	94,495	91.2%	904	N	99.6%
Fernandina Beach, FL	1996	1986	121,083	87.2%	876	Y	47.0%
Ft. Lauderdale I, FL	1999	1999	70,063	91.4%	696	Y	54.6%
Ft. Lauderdale II, FL	2013	2007	49,507	82.6%	860	N	100.0%
Ft. Myers I, FL	1999	1998	67,546	92.4%	591	Y	84.3%
Ft. Myers II, FL	2014	2001	83,125	89.5%	842	N	62.7%
Ft. Myers III, FL	2014	2002	81,554	76.6%	876	N	89.3%
Jacksonville I, FL	2005	2005	80,215	88.3%	709	N	100.0%
Jacksonville II, FL	2007	2004	65,070	88.1%	657	N	100.0%
Jacksonville III, FL	2007	2003	65,590	91.7%	677	N	100.0%
Jacksonville IV, FL	2007	2006	77,535	89.8%	707	N	100.0%
Jacksonville V, FL	2007	2004	82,235	87.0%	702	N	80.1%
Jacksonville VI, FL	2014	2006	74,425	81.7%	523	N	70.7%
Kendall, FL	2007	2003	75,495	94.5%	703	N	79.4%
Lake Worth I, FL †	1998	1998/02	160,949	92.3%	1,287	Y	72.7%
Lake Worth II, FL	2014	2004/08	87,050	95.0%	755	N	85.9%
Lakeland, FL	1994	1988	49,095	87.9%	489	Y	82.9%
Leisure City, FL	2012	2005	56,042	89.7%	615	N	69.4%

Facility Location	Year Acquired / Developed (1)	Year Built	Rentable Square Feet	Occupancy (2)	Cubes	Manager Apartment (3)	% Climate Controlled (4)
Lutz I, FL	2004	2000	66,795	92.8%	601	Y	43.6%
Lutz II, FL	2004	1999	69,232	86.7%	533	Y	29.5%
Margate I, FL †	1996	1979/81	53,660	86.9%	370	N	27.7%
Margate II, FL †	1996	1985	65,180	91.6%	416	Y	61.5%
Merritt Island, FL	2002	2000	50,281	89.3%	465	Y	66.4%
Miami I, FL	1996	1995	46,500	90.0%	557	Y	68.9%
Miami II, FL	1996	1989	66,960	89.4%	569	Y	18.9%
Miami III, FL	2005	1988/03	150,425	92.5%	1,513	N	91.2%
Miami IV, FL	2011	2007	76,337	92.3%	923	N	100.0%
Miramar, FL	2013	2009	75,530	92.7%	744	N	97.1%
Naples I, FL	1996	1996	48,150	94.3%	317	Y	46.1%
Naples II, FL	1997	1985	65,850	90.4%	628	Y	56.0%
Naples III, FL	1997	1981/83	80,021	90.2%	793	Y	49.2%
Naples IV, FL	1998	1990	40,550	94.4%	430	N	63.9%
New Smyrna Beach, FL	2014	2001	81,454	97.5%	600	N	60.1%
Ocoee, FL	2005	1997	76,250	94.0%	614	Y	22.1%
Orange City, FL	2004	2001	59,580	88.7%	643	N	52.6%
Orlando II, FL	2005	2002/04	63,084	90.1%	583	N	81.5%
Orlando III, FL	2006	1988/90/96	101,330	93.8%	825	Y	22.0%
Orlando IV, FL	2010	2009	76,565	89.4%	635	N	68.6%
Orlando V, FL	2012	2008	75,358	91.6%	632	N	90.9%
Orlando VI, FL	2014	2006	71,475	81.8%	570	N	34.8%
Oviedo, FL	2006	1988/91	49,276	90.7%	427	Y	3.7%
Palm Coast I, FL	2014	2001	47,400	87.8%	423	N	52.0%
Palm Coast II, FL	2014	1998/04	122,490	91.8%	1,167	N	42.5%
Pembroke Pines, FL	1997	1997	67,321	91.9%	694	Y	77.9%
Royal Palm Beach II, FL	2007	2004	81,394	93.5%	754	N	89.9%
Sanford I, FL	2006	1988/06	61,810	86.3%	442	Y	35.4%
Sanford II, FL	2014	2000	70,054	75.1%	668	N	62.1%
Sarasota, FL	1999	1998	71,152	89.7%	527	Y	60.5%
St. Augustine, FL	1996	1985	59,725	93.3%	700	Y	26.5%
Stuart, FL	1997	1995	87,176	88.9%	944	Y	62.5%
SW Ranches, FL	2007	2004	64,955	91.4%	647	N	88.8%
Tampa, FL	2007	2001/02	83,913	92.9%	770	N	33.8%
West Palm Beach I, FL	2001	1997	68,061	90.0%	972	Y	52.4%
West Palm Beach II, FL	2004	1996	94,428	95.0%	834	Y	76.6%
West Palm Beach III, FL	2012	2008	77,664	96.2%	890	Y	89.8%
West Palm Beach IV, FL	2014	2004	102,912	92.9%	948	N	85.5%
Winter Park, FL	2014	2005	54,356	85.4%	533	N	58.7%
Alpharetta, GA	2001	1996	90,501	90.4%	663	Y	80.3%
Atlanta, GA	2012	2008	66,675	90.9%	606	N	100.0%
Austell, GA	2006	2000	83,675	92.3%	663	Y	64.2%
Decatur, GA	1998	1986	145,280	90.0%	1,246	Y	2.5%
Duluth, GA	2011	2009	70,885	89.5%	586	N	100.0%
Lawrenceville, GA	2011	1999	73,615	88.0%	603	Y	27.4%

Facility Location	Year Acquired / Developed (1)	Year Built	Rentable Square Feet	Occupancy (2)	Cubes	Manager Apartment (3)	% Climate Controlled (4)
Norcross I, GA	2001	1997	85,420	92.0%	590	Y	65.7%
Norcross II, GA	2011	1996	52,545	88.8%	399	Y	62.1%
Norcross III, GA	2012	2007	47,220	88.1%	491	N	100.0%
Norcross IV, GA	2012	2005	57,505	92.1%	508	Y	88.6%
Peachtree City I, GA	2001	1997	49,875	93.5%	446	N	75.7%
Peachtree City II, GA	2012	2005	59,950	91.1%	431	N	43.0%
Smyrna, GA	2001	2000	57,015	85.7%	495	Y	98.8%
Snellville, GA	2007	1996/97	79,950	92.0%	754	Y	21.8%
Suwanee I, GA	2007	2000/03	85,125	89.3%	671	Y	28.2%
Suwanee II, GA	2007	2005	79,590	93.4%	571	N	65.6%
Addison, IL	2004	1979	31,325	89.9%	367	Y	0.0%
Aurora, IL	2004	1996	73,985	88.8%	554	Y	8.6%
Bartlett, IL	2004	1987	51,425	89.0%	408	Y	32.2%
Bellwood, IL	2001	1999	86,550	90.6%	737	Y	50.7%
Bolingbrook, IL	2014	2004	80,070	89.6%	724	N	77.1%
Chicago I, IL	2014	1935	95,715	81.1%	1,068	N	96.5%
Chicago II, IL	2014	1953	78,980	73.6%	759	N	85.4%
Chicago III, IL	2014	1959	84,964	87.5%	1,098	N	97.5%
Countryside, IL	2014	2002	99,931	88.5%	900	N	98.7%
Des Plaines, IL (6)	2004	1978	69,600	93.6%	582	N	0.0%
Elk Grove Village, IL	2004	1987	64,104	95.4%	621	Y	7.2%
Evanston, IL	2013	2009	58,050	92.1%	593	N	100.0%
Glenview, IL	2004	1998	100,085	91.5%	738	Y	100.0%
Gurnee, IL	2004	1987	80,300	92.4%	709	Y	37.0%
Hanover, IL	2004	1987	41,190	89.0%	416	Y	2.2%
Harvey, IL	2004	1987	60,090	87.6%	575	Y	2.8%
Joliet, IL	2004	1993	72,865	94.5%	533	Y	93.6%
Kildeer, IL	2004	1988	46,485	91.1%	420	Y	0.0%
Lombard, IL	2004	1981	57,691	89.0%	536	Y	26.0%
Mount Prospect, IL	2004	1979	65,000	96.3%	578	Y	10.3%
Mundelein, IL	2004	1990	44,700	90.4%	485	Y	12.3%
North Chicago, IL	2004	1985	53,400	93.0%	425	N	0.0%
Plainfield I, IL	2004	1998	53,900	83.3%	402	N	8.7%
Plainfield II, IL	2005	2000	51,900	92.2%	355	N	32.5%
Schaumburg, IL	2004	1988	31,160	87.4%	319	N	5.3%
Streamwood, IL	2004	1982	64,305	88.5%	550	N	7.6%
Warrenville, IL	2005	1977/89	48,796	88.9%	378	N	0.0%
Waukegan, IL	2004	1977	79,500	91.8%	671	Y	8.0%
West Chicago, IL	2004	1979	48,175	86.3%	432	Y	0.0%
Westmont, IL	2004	1979	53,150	91.6%	377	Y	0.0%
Wheeling I, IL	2004	1974	54,210	89.4%	492	N	0.0%
Wheeling II, IL	2004	1979	67,825	95.0%	601	Y	9.8%
Woodridge, IL	2004	1987	50,232	89.2%	464	Y	17.2%
Schererville, IN	2014	2005	67,280	90.5%	562	N	39.2%
Boston I, MA	2010	1950	33,286	79.1%	584	N	99.8%
Boston II, MA	2002	2001	60,420	86.7%	626	N	98.7%
Boston III, MA	2014	1960	108,205	86.1%	1,098	N	25.1%

Facility Location	Year Acquired / Developed (1)	Year Built	Rentable Square Feet	Occupancy (2)	Cubes	Manager Apartment (3)	% Climate Controlled (4)
Leominster, MA	1998	1987/88/00	54,023	88.3%	506	Y	50.8%
Medford, MA	2007	2001	58,725	92.6%	657	Y	97.1%
Stoneham, MA	2013	2009/11	60,900	90.5%	588	N	99.8%
Tewksbury, MA	2014	2007	61,832	88.1%	750	N	100.0%
Baltimore, MD	2001	1999/00	93,550	88.6%	805	Y	48.6%
Beltsville, MD	2013	2006	63,707	86.0%	648	Y	9.7%
California, MD	2004	1998	77,840	85.6%	720	Y	41.3%
Clinton, MD	2013	2008/10	84,225	89.1%	903	Y	51.3%
District Heights, MD	2011	2007	78,490	87.5%	956	Y	96.1%
Elkridge, MD	2013	1999	63,525	88.5%	602	Y	91.2%
Gaithersburg, MD	2005	1998	87,045	87.8%	789	Y	45.3%
Hyattsville, MD	2013	2006	52,765	81.4%	602	Y	9.3%
Laurel, MD †	2001	1978/99/00	162,696	88.9%	1,009	N	64.2%
Temple Hills I, MD	2001	2000	97,150	86.7%	825	Y	70.5%
Temple Hills II, MD	2014	2010	84,100	84.8%	1,018	N	99.3%
Timonium, MD	2014	1965/98	66,717	87.4%	664	N	96.1%
Upper Marlboro, MD	2013	2006	62,290	88.2%	661	Y	5.4%
Belmont, NC	2001	1996/97/98	81,850	95.2%	595	N	21.6%
Burlington I, NC	2001	1990/91/93/94/98	109,396	88.9%	952	N	8.4%
Burlington II, NC	2001	1991	42,165	87.9%	394	Y	16.4%
Cary, NC	2001	1993/94/97	112,402	89.3%	798	N	11.9%
Charlotte, NC	2002	1999	69,000	91.3%	746	Y	44.3%
Raleigh, NC	1998	1994/95	48,675	93.7%	421	Y	11.6%
Bordentown, NJ	2012	2006	50,600	91.9%	383	N	27.0%
Brick, NJ	1996	1981	51,725	92.0%	436	N	0.0%
Cherry Hill I, NJ	2010	2004	51,500	92.6%	371	Y	0.0%
Cherry Hill II, NJ	2012	2004	64,825	90.2%	610	N	94.4%
Clifton, NJ	2005	2001	105,550	90.1%	1,010	Y	92.7%
Cranford, NJ	1996	1987	91,280	91.5%	854	Y	7.8%
East Hanover, NJ	1996	1983	107,679	92.8%	969	N	3.4%
Egg Harbor I, NJ	2010	2005	35,825	96.0%	285	N	14.3%
Egg Harbor II, NJ	2010	2002	70,400	92.3%	684	N	19.8%
Elizabeth, NJ	2005	1925/97	38,830	92.2%	674	N	0.0%
Fairview, NJ	1997	1989	27,876	88.9%	446	N	98.4%
Freehold, NJ	2012	2002	81,420	93.2%	748	Y	65.6%
Hamilton, NJ	2006	1990	70,450	92.8%	612	Y	0.0%
Hoboken, NJ	2005	1945/97	34,180	90.6%	743	N	99.2%
Linden, NJ	1996	1983	100,425	92.6%	1,118	N	5.3%
Lumberton, NJ	2012	2004	96,025	87.5%	772	Y	32.4%
Morris Township, NJ (6)	1997	1972	71,976	88.1%	562	Y	5.7%
Parsippany, NJ	1997	1981	58,550	92.2%	447	N	17.3%
Rahway, NJ	2013	2006	83,121	93.4%	982	Y	92.2%
Randolph, NJ	2002	1998/99	52,565	91.3%	541	N	91.2%
Sewell, NJ	2001	1984/98	57,826	91.1%	454	N	9.4%
Somerset, NJ	2012	2000	57,485	89.2%	512	N	82.7%
Whippany, NJ	2013	2007	92,070	91.0%	938	Y	85.9%
Albuquerque I, NM	2005	1985	65,927	91.7%	603	Y	13.7%
Albuquerque II, NM	2005	1985	58,798	88.1%	518	Y	15.0%

Facility Location	Year Acquired / Developed (1)	Year Built	Rentable Square Feet	Occupancy (2)	Cubes	Manager Apartment (3)	% Climate Controlled (4)
Albuquerque III, NM	2005	1986	57,536	91.8%	490	Y	11.8%
Henderson, NV	2014	2005	75,150	73.6%	530	N	75.6%
Las Vegas I, NV †	2006	1986	48,332	83.8%	361	Y	13.6%
Las Vegas II, NV	2006	1997	48,850	91.5%	523	Y	65.3%
Bronx I, NY	2010	1931/04	69,308	87.9%	1,322	N	97.4%
Bronx II, NY (5)	2011	2006	90,170	91.5%	827	N	99.2%
Bronx III, NY	2011	2007	106,065	87.5%	2,034	N	99.1%
Bronx IV, NY (5)	2011	2007	75,030	88.0%	1,310	N	99.2%
Bronx V, NY (5)	2011	2007	54,733	84.1%	1,100	N	99.5%
Bronx VI, NY (5)	2011	2011	46,020	84.7%	1,135	N	94.1%
Bronx VII, NY (5)	2012	2005	78,625	88.2%	1,524	N	100.0%
Bronx VIII, NY	2012	1928	30,550	91.4%	544	N	100.0%
Bronx IX, NY	2012	1973	147,720	87.7%	2,999	Y	99.6%
Bronx X, NY	2012	2001	159,780	84.6%	2,665	Y	74.7%
Bronx XI, NY (5) *	2014	2014	46,902	50.1%	1,110	N	98.7%
Brooklyn I, NY	2010	1917/04	57,500	87.4%	1,050	N	99.9%
Brooklyn II, NY	2010	1962/03	60,920	90.7%	1,145	N	18.8%
Brooklyn III, NY	2011	2006	41,585	89.2%	849	N	100.0%
Brooklyn IV, NY	2011	2006	37,467	88.7%	793	N	99.9%
Brooklyn V, NY	2011	2007	47,010	88.5%	885	N	100.0%
Brooklyn VI, NY	2011	2007	75,640	90.6%	1,414	N	97.7%
Brooklyn VII, NY	2011	2006	72,685	91.2%	1,399	N	99.9%
Brooklyn VIII, NY	2014	2010	61,075	94.8%	1,192	N	91.9%
Brooklyn IX, NY	2014	2013	46,980	92.6%	1,258	N	100.0%
Jamaica I, NY	2001	2000	88,385	91.3%	920	Y	21.4%
Jamaica II, NY	2011	2010	91,245	91.1%	1,472	N	99.9%
Long Island City, NY *	2014	2014	89,125	6.5%	1,954	N	100.0%
New Rochelle I, NY	2005	1998	46,037	86.8%	477	N	39.5%
New Rochelle II, NY	2012	1917	63,145	86.4%	1,023	Y	93.9%
North Babylon, NY	1998	1988/99	78,341	93.0%	643	N	11.8%
Patchogue, NY	2014	1982	47,739	83.1%	467	N	0.0%
Riverhead, NY	2005	1985/86/99	38,340	93.5%	328	N	0.0%
Southold, NY	2005	1989	59,595	93.6%	608	N	4.8%
Staten Island, NY	2013	1900/11	96,623	93.2%	913	N	100.0%
Tuckahoe, NY	2011	2007	51,343	87.0%	759	N	99.9%
West Hempstead, NY	2012	2002	84,457	87.5%	902	Y	35.2%
White Plains, NY	2011	1938	86,465	88.2%	1,507	N	77.9%
Woodhaven, NY	2011	2008	50,665	91.8%	1,029	N	99.9%
Wyckoff, NY	2010	1910/07	61,565	91.3%	1,042	N	96.2%
Yorktown, NY	2011	2006	78,595	86.8%	774	Y	79.1%
Cleveland I, OH	2005	1997/99	46,000	85.0%	342	Y	7.3%
Cleveland II, OH	2005	2000	58,325	89.1%	573	Y	0.0%
Columbus I, OH	2006	1999	71,905	91.4%	604	Y	26.1%
Columbus II, OH	2014	1999	36,844	77.5%	359	N	48.5%
Columbus III, OH	2014	1998/05	51,400	85.1%	401	N	0.0%
Columbus IV, OH	2014	2006	60,575	85.6%	473	N	19.2%
Columbus V, OH	2014	2006	60,925	77.9%	583	N	16.6%
Columbus VI, OH	2014	2002	63,725	82.7%	547	N	0.0%

Facility Location	Year Acquired / Developed (1)	Year Built	Rentable Square Feet	Occupancy (2)	Cubes	Manager Apartment (3)	% Climate Controlled (4)
Grove City, OH	2006	1997	89,290	88.8%	779	Y	15.0%
Hilliard, OH	2006	1995	89,190	92.2%	777	Y	24.9%
Lakewood, OH	1989*	1989	39,332	91.4%	456	Y	37.8%
Lewis Center, OH	2014	1985/05	80,830	73.2%	576	N	32.0%
Middleburg Heights, OH	1980*	1980	93,200	86.4%	693	Y	5.0%
North Olmsted I, OH	1979*	1979	48,665	89.3%	444	Y	10.5%
North Olmsted II, OH	1988*	1988	47,850	88.8%	398	Y	24.0%
North Randall, OH	1998*	1998/02	80,239	86.2%	804	N	92.2%
Reynoldsburg, OH	2006	1979	67,245	92.9%	665	Y	0.0%
Strongsville, OH	2007	1978	43,683	86.0%	402	Y	100.0%
Warrensville Heights, OH	1980*	1980/82/98	90,281	90.6%	718	Y	0.0%
Westlake, OH	2005	2001	62,750	93.4%	453	Y	8.6%
Conshohocken, PA	2012	2003	81,255	87.5%	732	Y	39.5%
Exton, PA	2012	2006	57,750	92.9%	544	N	96.2%
Langhorne, PA	2012	2001	65,050	85.4%	665	Y	58.8%
Levittown, PA	2001	2000	76,180	89.7%	653	Y	34.8%
Malvern, PA *	2013	2013	18,848	94.8%	232	N	100.0%
Montgomeryville, PA	2012	2003	84,145	89.8%	777	Y	50.4%
Norristown, PA	2011	2005	54,911	89.3%	518	N	99.8%
Philadelphia I, PA	2001	1999	97,414	87.3%	959	N	45.4%
Philadelphia II, PA	2014	2005	68,239	88.3%	855	N	58.1%
Exeter, RI	2014	1968/90	41,275	90.3%	409	N	21.7%
Johnston, RI	2014	2000	80,725	90.0%	575	N	0.0%
Wakefield, RI	2014	1956	45,895	83.4%	386	N	39.2%
Woonsocket, RI	2014	2004	72,704	86.2%	603	N	11.4%
Antioch, TN	2005	1985/98	76,190	86.4%	617	Y	7.6%
Nashville I, TN	2005	1984	103,840	89.1%	697	Y	0.0%
Nashville II, TN	2005	1986/00	83,384	89.7%	626	Y	12.6%
Nashville III, TN	2006	1985	101,575	89.0%	599	Y	8.5%
Nashville IV, TN	2006	1986/00	102,450	93.4%	728	Y	10.1%
Allen, TX	2012	2003	62,870	88.0%	501	Y	56.9%
Austin I, TX	2005	2001	59,620	89.4%	537	Y	63.3%
Austin II, TX	2006	2000/03	65,151	91.7%	593	Y	45.9%
Austin III, TX	2006	2004	70,560	89.0%	571	Y	92.7%
Austin IV, TX	2014	2004	65,370	97.1%	628	N	18.7%
Austin V, TX	2014	1999	67,850	92.9%	616	N	35.4%
Austin VI, TX	2014	2004	62,770	93.4%	751	N	55.2%
Bryan, TX	2005	1994	60,400	82.5%	495	Y	0.0%
Carrollton, TX	2012	2002	77,140	92.4%	538	Y	39.6%
College Station, TX	2005	1993	26,550	93.6%	346	N	0.0%
Cypress, TX	2012	1998	58,181	94.0%	446	Y	46.0%
Dallas I, TX	2005	2000	58,582	86.8%	532	Y	37.8%
Dallas II, TX	2013	1996	79,123	93.3%	601	Y	27.7%
Dallas III, TX	2014	1964/76	69,589	90.6%	887	N	91.3%
Denton, TX	2006	1996	60,846	87.9%	457	Y	3.3%
El Paso I, TX	2005	1980	59,852	92.7%	514	Y	6.2%

Facility Location	Year Acquired / Developed (1)	Year Built	Rentable Square Feet	Occupancy (2)	Cubes	Manager Apartment (3)	% Climate Controlled (4)
El Paso II, TX	2005	1980	48,800	87.1%	419	Y	0.0%
El Paso III, TX	2005	1980	71,102	87.1%	582	Y	5.3%
El Paso IV, TX	2005	1983	66,906	87.6%	518	Y	2.9%
El Paso V, TX	2005	1982	62,290	91.7%	409	Y	0.0%
El Paso VI, TX	2005	1985	36,620	90.4%	254	Y	0.0%
El Paso VII, TX	2005	1982	34,423	57.2%	14	N	0.0%
Fort Worth I, TX	2005	2000	50,246	91.3%	403	Y	38.8%
Fort Worth II, TX	2006	2003	72,900	85.7%	650	Y	68.4%
Frisco I, TX	2005	1996	50,754	88.4%	428	Y	25.6%
Frisco II, TX	2005	1998/02	71,399	90.2%	520	Y	28.5%
Frisco III, TX	2006	2004	74,765	87.5%	622	Y	92.5%
Frisco IV, TX †	2010	2007	75,035	91.7%	509	Y	21.4%
Frisco V, TX	2014	2002	74,490	87.6%	552	N	59.6%
Frisco VI, TX	2014	2004	68,926	83.0%	539	N	54.7%
Garland I, TX	2006	1991	70,100	91.5%	680	Y	4.3%
Garland II, TX	2006	2004	68,425	89.0%	469	Y	53.9%
Houston III, TX	2005	1984	60,820	96.8%	459	Y	9.1%
Houston IV, TX	2005	1987	43,750	94.9%	380	Y	10.2%
Houston V, TX †	2006	1980/97	125,135	90.8%	1,007	Y	61.7%
Houston VI, TX	2011	2002	54,680	93.2%	593	Y	99.0%
Houston VII, TX	2012	2004	47,102	90.4%	522	N	100.0%
Houston VIII, TX	2012	1989	54,241	90.7%	499	N	78.2%
Houston IX, TX	2012	1992	51,218	92.5%	432	Y	47.9%
Katy, TX	2013	2009	71,308	84.5%	576	Y	88.6%
Keller, TX	2006	2000	61,885	91.0%	486	Y	23.2%
Lewisville I, TX	2006	1996	58,140	90.3%	429	Y	22.3%
Lewisville II, TX	2013	2003	127,609	90.3%	1,193	Y	29.0%
Mansfield I, TX	2006	2003	63,025	89.8%	480	Y	43.4%
Mansfield II, TX	2012	2002	57,775	93.7%	483	Y	68.2%
McKinney I, TX	2005	1996	47,020	88.7%	356	Y	12.0%
McKinney II, TX	2006	1996	70,050	88.7%	537	Y	47.3%
McKinney III, TX	2014	2014	67,468	11.5%	392	N	37.6%
North Richland Hills, TX	2005	2002	57,200	91.4%	431	Y	60.3%
Pearland, TX	2012	1985	72,050	92.2%	466	Y	45.9%
Richmond, TX	2013	1998	102,278	92.6%	538	Y	29.8%
Roanoke, TX	2005	1996/01	59,660	90.4%	445	Y	30.9%
San Antonio I, TX	2005	2005	73,309	86.6%	575	Y	89.4%
San Antonio II, TX	2006	2005	73,230	90.5%	670	N	91.5%
San Antonio III, TX	2007	2006	71,775	88.9%	566	N	93.7%
Spring, TX	2006	1980/86	72,751	93.2%	534	Y	26.7%
Murray I, UT	2005	1976	60,280	85.0%	622	Y	0.0%
Murray II, UT †	2005	1978	71,221	91.1%	373	Y	5.4%
Salt Lake City I, UT	2005	1976	56,446	91.1%	726	Y	0.0%
Salt Lake City II, UT	2005	1978	51,676	91.7%	493	Y	0.0%
Alexandria, VA	2012	2000	114,150	87.9%	1,150	Y	97.2%
Burke Lake, VA	2011	2003	91,667	87.9%	898	Y	81.6%
Fairfax, VA	2012	1999	73,325	88.3%	676	N	88.3%

Facility Location	Year Acquired / Developed (1)	Year Built	Rentable Square Feet	Occupancy (2)	Cubes	Manager Apartment (3)	% Climate Controlled (4)
Fredericksburg I, VA	2005	2001/04	69,475	89.1%	611	N	22.0%
Fredericksburg II, VA	2005	1998/01	61,057	84.2%	561	N	87.0%
Leesburg, VA	2011	2001/04	85,503	87.2%	890	Y	83.9%
Manassas, VA	2010	1998	72,745	84.8%	638	Y	64.7%
McLearen, VA	2010	2002	68,960	87.0%	722	Y	90.9%
Vienna, VA	2012	2000	54,698	87.7%	561	Y	97.2%
Total/Weighted Average (421 facilities)			28,621,742	89.1%	277,336

* Denotes facilities developed by us or acquired at development completion.

† Denotes facilities that contain commercial rentable square footage.  All of this commercial space, which was developed in conjunction with the self-storage cubes, is located within or adjacent to our self-storage facilities and is managed by our self-storage facility managers.  As of December 31, 2014, facilities in our owned portfolio included an aggregate of approximately 271,000 rentable square feet of commercial space.

(1) Represents the year acquired for those facilities we acquired from a third party or the year of completion for those facilities we developed.

(2) Represents occupied square feet at December 31, 2014 divided by total rentable square feet.

(3) Indicates whether a facility has an on-site apartment where a manager resides.

(4) Represents the percentage of rentable square feet in climate-controlled cubes.

(5) We do not own the land at these facilities.  We lease the land pursuant to ground leases that expire between 2052 and 2061, subject to renewal options.

(6) We have ground leases for certain small parcels of land adjacent to these facilities that expire between 2015 and 2019.

We have grown by adding facilities to our portfolio through acquisitions and development. The tables set forth below show the average occupancy, annual rent per occupied square foot, average occupied square feet and total revenues for our facilities owned as of December 31, 2014, and for each of the previous three years, grouped by the year during which we first owned or operated the facility.

Facilities by Year Acquired - Average Occupancy

		Rentable Square	Average Occupancy
Year Acquired (1)	# of Facilities	Feet	2014	2013	2012
2011 and earlier	309	20,541,389	90.9%	88.3%	82.7%
2012	37	2,634,103	90.7%	87.6%	83.8%
2013	20	1,474,667	87.2%	80.6%	—
2014	55	3,971,583	85.6%	—	—
All Facilities Owned as of December 31, 2014	421	28,621,742	90.3%	88.0%	82.8%

Facilities by Year Acquired - Annual Rent Per Occupied Square Foot (2)

		Rent per Square Foot
Year Acquired (1)	# of Facilities	2014	2013	2012

2011 and earlier	309	$13.94	$13.49	$13.43
2012	37	18.86	18.15	15.55
2013	20	14.70	12.44	—
2014	55	14.61	—	—
All Facilities Owned as of December 31, 2014	421	$14.52	$13.93	$13.67

Facilities by Year Acquired - Average Occupied Square Feet (3)

		Average Occupied Square Feet
Year Acquired (1)	# of Facilities	2014	2013	2012

2011 and earlier	309	18,654,548	18,078,248	16,994,512
2012	37	2,389,049	2,309,401	2,199,295
2013	20	1,287,062	1,191,148	—
2014	55	3,269,341	—	—
All Facilities Owned as of December 31, 2014	421	25,600,000	21,578,797	19,193,807

Facilities by Year Acquired - Total Revenues (dollars in thousands)

		Total Revenues
Year Acquired (1)	# of Facilities	2014	2013	2012

2011 and earlier	309	$276,405	$257,919	$239,331
2012	37	47,429	43,926	19,028
2013	20	20,070	7,048	—
2014	55	21,611	—	—
All Facilities Owned as of December 31, 2014	421	$365,515	$308,893	$258,359

(1)         Represents the year acquired for those facilities we acquired from a third party or the year developed for those facilities we developed.

(2)         Determined by dividing the aggregate rental revenue for each twelve-month period by the average of the month-end occupied square feet for the period.   Rental revenue includes the impact of promotional discounts, which reduce rental income over the promotional period, of $15.7 million, $15.7 million and $15.0 million, for the periods ended December 31, 2014, 2013 and 2012.

(3)         Represents the average of the aggregate month-end occupied square feet for the twelve-month period for each group of facilities.

Unconsolidated Real Estate Venture

On December 10, 2013, we acquired a 50% ownership interest in an unconsolidated real estate venture, which we refer to as HHF, that owns 35 self-storage facilities located in Texas (34) and North Carolina (1).  These facilities contain an aggregate of 2.4 million rentable square feet.  The joint venture paid $315.7 million for these facilities.  We and our joint venture partner each contributed 50% of the equity capital to fund the acquisition.  On May 1, 2014, HHF obtained a $100 million loan secured by the 34 self-storage facilities located in Texas.  The loan bears interest at 3.59% per annum and matures on April 30, 2021. This financing completed the planned capital structure of HHF and proceeds (net of closing costs) of $99.2 million were distributed proportionately to the partners.  We account for our investment in the HHF joint venture using the equity method.  See note 5 to the consolidated financial statements.

Planned Renovations and Improvements

We have a capital improvement program that includes office upgrades, adding climate control to selected cubes, construction of parking areas and other facility upgrades.  For 2015, we anticipate spending approximately $7 million to $11 million associated with these capital expenditures.

ITEM 3.  LEGAL PROCEEDINGS

We are involved in claims from time to time, which arise in the ordinary course of business.  In the opinion of management, we have made adequate provisions for potential liabilities, if any, arising from any such matters.  However, litigation is inherently unpredictable, and the costs and other effects of pending or future litigation, governmental investigations, legal and administrative cases and proceedings (whether civil or criminal), settlements, judgments and investigations, claims and changes in any such matters, could have a material adverse effect on our business, financial condition and operating results.

ITEM 4.  MINING SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5.  MARKET FOR REGISTRANT’S COMMON EQUITY, RELATED SHAREHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

As of December 31, 2014, there were approximately 65 registered record holders of the Parent Company’s common shares and 11 holders (other than the Parent Company) of the Operating Partnership’s common units.  These figures do not include common shares held by brokers and other institutions on behalf of shareholders.  There is no established trading market for units of the Operating Partnership.  The following table shows the high and low closing prices per common share, as reported by the New York Stock Exchange, and the cash dividends declared with respect to such shares:

	High	Low	Cash Dividends Declared per Share
2013
First quarter	$15.92	$14.24	$0.11
Second quarter	$17.57	$15.48	$0.11
Third quarter	$17.96	$15.94	$0.11
Fourth quarter	$19.48	$15.12	$0.13

2014
First quarter	$17.98	$15.63	$0.13
Second quarter	$18.78	$17.60	$0.13
Third quarter	$19.10	$17.81	$0.13
Fourth quarter	$22.92	$18.01	$0.16

For each quarter in 2013 and 2014, the Operating Partnership paid a cash distribution per unit in an amount equal to the dividend paid on a common share for each such quarter.

Since our initial quarter as a publicly-traded REIT, we have made regular quarterly distributions to our shareholders.  Distributions to shareholders are usually taxable as ordinary income, although a portion of the distribution may be designated as capital gain or may constitute a tax-free return of capital.  Annually, we provide each of the Parent Company’s common shareholders a statement detailing the tax characterization of dividends paid during the preceding year as ordinary income, capital gain or return of capital.  The characterization of the Parent Company’s dividends for 2014 consisted of a 94.143% ordinary income distribution and a 5.857% capital gain distribution from earnings and profits.

Distributions to 7.75% Series A Cumulative Redeemable Preferred Shareholders are usually taxable as ordinary income, although a portion of the distribution may be designated as capital gain or may constitute a tax-free return of capital.  Annually, we provide each of the Parent Company’s preferred shareholders a statement detailing preferred distributions paid during the preceding year and their characterization as ordinary income, capital gain or return of capital.  The characterization of our preferred dividends for 2014 consisted of a 92.837% ordinary income distribution and a 7.163% capital gain distribution from earnings and profits.

We intend to continue to declare quarterly distributions.  However, we cannot provide any assurance as to the amount or timing of future distributions.  Under our Credit Facility, we are restricted from paying distributions on the Parent Company’s common shares in excess of the greater of (i) 95% of our funds from operations, and (ii) such amount as may be necessary to maintain our REIT status.

To the extent that we make distributions in excess of our earnings and profits, as computed for federal income tax purposes, these distributions will represent a return of capital, rather than a dividend, for federal income tax purposes. Distributions that are treated as a return of capital for federal income tax purposes generally will not be taxable as a dividend to a U.S. shareholder, but will reduce the shareholder’s basis in its shares (but not below zero) and therefore can result in the shareholder having a higher gain upon a subsequent sale of such shares.  Return of capital distributions in excess of a shareholder’s basis generally will be treated as gain from the sale of such shares for federal income tax purposes.

Share Performance Graph

The SEC requires us to present a chart comparing the cumulative total shareholder return, assuming reinvestment of dividends, on our common shares with the cumulative total shareholder return of (i) a broad equity index and (ii) a published industry or peer group index. The following chart compares the yearly cumulative total shareholder return for our common shares with the cumulative shareholder return of companies on (i) the S&P 500 Index, (ii) the Russell 2000 and (iii) the NAREIT All Equity REIT Index as provided by NAREIT for the period beginning December 31, 2009 and ending December 31, 2014.

	Period Ending
Index	12/31/09	12/31/10	12/31/11	12/31/12	12/31/13	12/31/14
CubeSmart	100.00	131.90	151.63	215.03	241.93	344.85
S&P 500	100.00	115.06	117.49	136.30	180.44	205.14
Russell 2000	100.00	126.86	121.56	141.43	196.34	205.95
NAREIT All Equity REIT Index	100.00	127.95	138.55	165.84	170.58	218.38

On September 27, 2007, the Parent Company announced that the Board of Trustees approved a share repurchase program for up to 3.0 million of the Parent Company’s outstanding common shares.  Unless terminated earlier by resolution of the Board of Trustees, the program will expire when the number of authorized shares has been repurchased. The Parent Company has made no repurchases under this program to date and there were no other repurchases of the Parent Company’s common shares during the year ended December 31, 2014.

ITEM 6.  SELECTED FINANCIAL DATA

CUBESMART

The following table sets forth selected financial and operating data on a historical consolidated basis for the Parent Company.  The selected historical financial data as of and for the five-year period ended December 31, 2014 are derived from the Parent Company’s consolidated financial statements, which have been audited by KPMG LLP, an independent registered public accounting firm.  The consolidated financial statements as of December 31, 2014 and 2013, and for each of the years in the three-year period ended December 31, 2014, and the report thereon, are included herein.  The information presented below under the caption “Selected Operating Data” is not derived from the financial statements.

The following data should be read in conjunction with the audited financial statements and notes thereto of the Parent Company and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this Report.

	For the year ended December 31,
	2014	2013	2012	2011	2010
	(in thousands, except per share data)
REVENUES
Rental income	$330,898	$281,250	$236,160	$188,249	$165,631
Other property related income	40,065	32,365	25,821	18,987	15,697
Property management fee income	6,000	4,780	4,341	3,768	2,829
Total revenues	376,963	318,395	266,322	211,004	184,157
OPERATING EXPENSES
Property operating expenses	132,701	118,222	103,488	87,570	78,581
Depreciation and amortization	126,813	112,313	109,830	61,972	53,410
General and administrative	28,422	29,563	26,131	24,693	25,406
Acquisition related costs	7,484	3,849	3,086	3,823	759
Total operating expenses	295,420	263,947	242,535	178,058	158,156
OPERATING INCOME	81,543	54,448	23,787	32,946	26,001
OTHER (EXPENSE) INCOME
Interest:
Interest expense on loans	(46,802)	(40,424)	(40,318)	(32,787)	(37,367)
Loan procurement amortization expense	(2,190)	(2,058)	(3,279)	(5,028)	(6,463)
Loan procurement amortization expense - early repayment of debt	—	(414)	—	(8,167)	—
Equity in losses of real estate ventures	(6,255)	(1,151)	(745)	(281)	—
Gain from remeasurement of investment in real estate venture	—	—	7,023	—	—
Gain from sale of real estate	475	—	—	—	—
Other	(405)	8	256	(83)	386
Total other expense	(55,177)	(44,039)	(37,063)	(46,346)	(43,444)
INCOME (LOSS) FROM CONTINUING OPERATIONS	26,366	10,409	(13,276)	(13,400)	(17,443)
DISCONTINUED OPERATIONS
Income from discontinued operations	336	4,145	7,093	11,944	9,598
Gain from disposition of discontinued operations	—	27,440	9,811	3,903	1,826
Total discontinued operations	336	31,585	16,904	15,847	11,424
NET INCOME (LOSS)	26,702	41,994	3,628	2,447	(6,019)
NET (INCOME) LOSS ATTRIBUTABLE TO
NONCONTROLLING INTERESTS
Noncontrolling interests in the Operating Partnership	(307)	(588)	107	(35)	381
Noncontrolling interest in subsidiaries	(16)	42	(1,918)	(2,810)	(1,755)
NET INCOME (LOSS) ATTRIBUTABLE TO THE COMPANY	26,379	41,448	1,817	(398)	(7,393)
Distribution to preferred shareholders	(6,008)	(6,008)	(6,008)	(1,218)	—
NET INCOME (LOSS) ATTRIBUTABLE TO THE COMPANY’S COMMON SHAREHOLDERS	$20,371	$35,440	$(4,191)	$(1,616)	$(7,393)

Basic earnings (loss) per share from continuing operations attributable to common shareholders	$0.13	$0.03	$(0.17)	$(0.16)	$(0.19)
Basic earnings per share from discontinued operations attributable to common shareholders	$0.01	$0.23	$0.14	$0.14	$0.11
Basic earnings (loss) per share attributable to common shareholders	$0.14	$0.26	$(0.03)	$(0.02)	$(0.08)

Diluted earnings (loss) per share from continuing operations attributable to common shareholders	$0.13	$0.03	$(0.17)	$(0.16)	$(0.19)
Diluted earnings per share from discontinued operations attributable to common shareholders	$0.01	$0.23	$0.14	$0.14	$0.11
Diluted earnings (loss) per share attributable to common shareholders	$0.14	$0.26	$(0.03)	$(0.02)	$(0.08)

Weighted-average basic shares outstanding (1)	149,107	135,191	124,548	102,976	93,998
Weighted-average diluted shares outstanding (1)	150,863	137,742	124,548	102,976	93,998

AMOUNTS ATTRIBUTABLE TO THE COMPANY’S COMMON SHAREHOLDERS:
Income (loss) from continuing operations	$20,040	$4,392	$(20,689)	$(16,734)	$(18,223)
Total discontinued operations	331	31,048	16,498	15,118	10,830
Net income (loss)	$20,371	$35,440	$(4,191)	$(1,616)	$(7,393)

	At December 31,
	2014	2013	2012	2011	2010

Balance Sheet Data (in thousands):
Storage facilities, net	$2,625,129	$2,155,170	$2,089,707	$1,788,720	$1,428,491
Total assets	2,786,339	2,358,624	2,150,319	1,875,979	1,478,819
Unsecured senior notes	500,000	500,000	250,000	—	—
Revolving credit facility	78,000	38,600	45,000	—	43,000
Unsecured term loans	400,000	400,000	500,000	400,000	200,000
Mortgage loans and notes payable	195,851	200,218	228,759	358,441	372,457
Total liabilities	1,286,898	1,229,142	1,112,420	830,925	668,266
Noncontrolling interests in the Operating Partnership	49,823	36,275	47,990	49,732	45,145
Total CubeSmart shareholders’ equity	1,448,026	1,092,276	989,791	955,913	724,216
Noncontrolling interests in subsidiaries	1,592	931	118	39,409	41,192
Total liabilities and equity	2,786,339	2,358,624	2,150,319	1,875,979	1,478,819

Other Data:
Number of facilities	421	366	381	370	363
Total rentable square feet (in thousands)	28,622	24,662	25,485	24,420	23,635
Occupancy percentage	89.1%	88.3%	84.4%	78.4%	76.3%
Cash dividends declared per share (2)	$0.550	$0.460	$0.350	$0.290	$0.145

(1)         OP units have been excluded from the earnings per share calculations as the related income or loss is presented in noncontrolling interests in the Operating Partnership.

(2)         We announced full quarterly dividends of $0.025 per common share on February 24, 2010, June 2, 2010, and August 4, 2010; dividends of $0.070 per common share on December 14, 2010, February 23, 2011,  June 1, 2011, and August 3, 2011; dividends of $0.080 and $0.393 per common and preferred shares, respectively, on December 8, 2011; dividends of $0.080 and $0.484 per common and preferred shares, respectively, on February 21, 2012, May 30, 2012 and August 1, 2012; dividends of $0.110 and $0.484 per common and preferred shares, respectively, on December 10, 2012, February 21, 2013, May 29, 2013, and August 7, 2013; dividends of $0.130 and $0.484 per common and preferred shares, respectively, on December 19, 2013, February 25, 2014, May 28, 2014, and August 5, 2014, and dividends of $0.160 and $0.484 per common and preferred shares, respectively, on December 16, 2014.

CUBESMART, L.P.

The following table sets forth selected financial and operating data on a historical consolidated basis for the Operating Partnership.  The selected historical financial data as of and for the five-year period ended December 31, 2014 are derived from the Operating Partnership’s consolidated financial statements, which have been audited by KPMG LLP, an independent registered public accounting firm.  The consolidated financial statements as of December 31, 2014 and 2013, and for each of the years in the three-year period ended December 31, 2014, and the report thereon, are included herein.  The information presented below under the caption “Selected Operating Data” is not derived from the financial statements.

The following data should be read in conjunction with the audited financial statements and notes thereto of the Operating Partnership and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this Report.

	For the year ended December 31,
	2014	2013	2012	2011	2010
	(in thousands, except per unit data)
REVENUES
Rental income	$330,898	$281,250	$236,160	$188,249	$165,631
Other property related income	40,065	32,365	25,821	18,987	15,697
Property management fee income	6,000	4,780	4,341	3,768	2,829
Total revenues	376,963	318,395	266,322	211,004	184,157
OPERATING EXPENSES
Property operating expenses	132,701	118,222	103,488	87,570	78,581
Depreciation and amortization	126,813	112,313	109,830	61,972	53,410
General and administrative	28,422	29,563	26,131	24,693	25,406
Acquisition related costs	7,484	3,849	3,086	3,823	759
Total operating expenses	295,420	263,947	242,535	178,058	158,156
OPERATING INCOME	81,543	54,448	23,787	32,946	26,001
OTHER (EXPENSE) INCOME
Interest:
Interest expense on loans	(46,802)	(40,424)	(40,318)	(32,787)	(37,367)
Loan procurement amortization expense	(2,190)	(2,058)	(3,279)	(5,028)	(6,463)
Loan procurement amortization expense - early repayment of debt	—	(414)	—	(8,167)	—
Equity in losses of real estate ventures	(6,255)	(1,151)	(745)	(281)	—
Gain from remeasurement of investment in real estate venture	—	—	7,023	—	—
Gain from sale of real estate	475	—	—	—	—
Other	(405)	8	256	(83)	386
Total other expense	(55,177)	(44,039)	(37,063)	(46,346)	(43,444)
INCOME (LOSS) FROM CONTINUING OPERATIONS	26,366	10,409	(13,276)	(13,400)	(17,443)
DISCONTINUED OPERATIONS
Income from discontinued operations	336	4,145	7,093	11,944	9,598
Gain from disposition of discontinued operations	—	27,440	9,811	3,903	1,826
Total discontinued operations	336	31,585	16,904	15,847	11,424
NET INCOME (LOSS)	26,702	41,994	3,628	2,447	(6,019)
NET (INCOME) LOSS ATTRIBUTABLE TO
NONCONTROLLING INTERESTS
Noncontrolling interest in subsidiaries	(16)	42	(1,918)	(2,810)	(1,755)
NET INCOME (LOSS) ATTRIBUTABLE TO CUBESMART L.P.	26,686	42,036	1,710	(363)	(7,774)
Operating Partnership interests of third parties	(307)	(588)	107	(35)	381
NET INCOME (LOSS) ATTRIBUTABLE TO OPERATING PARTNER	26,379	41,448	1,817	(398)	(7,393)
Distribution to preferred unitholders	(6,008)	(6,008)	(6,008)	(1,218)	—
NET INCOME (LOSS) ATTRIBUTABLE TO COMMON UNITHOLDERS	$20,371	$35,440	$(4,191)	$(1,616)	$(7,393)

Basic earnings (loss) per unit from continuing operations attributable to common unitholders	$0.13	$0.03	$(0.17)	$(0.16)	$(0.19)
Basic earnings per unit from discontinued operations attributable to common unitholders	$0.01	$0.23	$0.14	$0.14	$0.11
Basic earnings (loss) per unit attributable to common unitholders	$0.14	$0.26	$(0.03)	$(0.02)	$(0.08)

Diluted earnings (loss) per unit from continuing operations attributable to common unitholders	$0.13	$0.03	$(0.17)	$(0.16)	$(0.19)
Diluted earnings per unit from discontinued operations attributable to common unitholders	$0.01	$0.23	$0.14	$0.14	$0.11
Diluted earnings (loss) per unit attributable to common unitholders	$0.14	$0.26	$(0.03)	$(0.02)	$(0.08)

Weighted-average basic units outstanding (1)	149,107	135,191	124,548	102,976	93,998
Weighted-average diluted units outstanding (1)	150,863	137,742	124,548	102,976	93,998

AMOUNTS ATTRIBUTABLE TO COMMON UNITHOLDERS:
Income (loss) from continuing operations	$20,040	$4,392	$(20,689)	$(16,734)	$(18,223)
Total discontinued operations	331	31,048	16,498	15,118	10,830
Net income (loss)	$20,371	$35,440	$(4,191)	$(1,616)	$(7,393)

	At December 31,
	2014	2013	2012	2011	2010

Balance Sheet Data (in thousands):
Storage facilities, net	$2,625,129	$2,155,170	$2,089,707	$1,788,720	$1,428,491
Total assets	2,786,339	2,358,624	2,150,319	1,875,979	1,478,819
Unsecured senior notes	500,000	500,000	250,000	—	—
Revolving credit facility	78,000	38,600	45,000	—	43,000
Unsecured term loans	400,000	400,000	500,000	400,000	200,000
Mortgage loans and notes payable	195,851	200,218	228,759	358,441	372,457
Total liabilities	1,286,898	1,229,142	1,112,420	830,925	668,266
Operating Partnership interests of third parties	49,823	36,275	47,990	49,732	45,145
Total CubeSmart L.P. Capital	1,448,026	1,092,276	989,791	955,913	724,216
Noncontrolling interests in subsidiaries	1,592	931	118	39,409	41,192
Total liabilities and capital	2,786,339	2,358,624	2,150,319	1,875,979	1,478,819

Other Data:
Number of facilities	421	366	381	370	363
Total rentable square feet (in thousands)	28,620	24,662	25,485	24,420	23,635
Occupancy percentage	89.1%	88.3%	84.4%	78.4%	76.3%
Cash dividends declared per unit (2)	$0.550	$0.460	$0.350	$0.290	$0.145

(1)  OP units have been excluded from the earnings per unit calculations as the related income or loss is presented in Operating Partnership interest of third parties.

(2)   We announced full quarterly dividends of $0.025 per common unit on February 24, 2010, June 2, 2010, and August 4, 2010; dividends of $0.070 per common unit on December 14, 2010, February 23, 2011,  June 1, 2011, and August 3, 2011; dividends of $0.080 and $0.393 per common and preferred units, respectively, on December 8, 2011; dividends of $0.080 and $0.484 per common and preferred units, respectively, on February 21, 2012, May 30, 2012 and August 1, 2012; dividends of $0.110 and $0.484 per common and preferred units, respectively, on December 10, 2012, February 21, 2013, May 29, 2013, and August 7, 2013; dividends of $0.130 and $0.484 per common and preferred units, respectively, on December 19, 2013, February 25, 2014, May 28, 2014, and August 5, 2014, and dividends of $0.160 and $0.484 per common and preferred units, respectively, on December 16, 2014.

ITEM 7.  MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the financial statements and notes thereto appearing elsewhere in this Report.  Some of the statements we make in this section are forward-looking statements within the meaning of the federal securities laws.  For a complete discussion of forward-looking statements, see the section in this Report entitled “Forward-Looking Statements.”  Certain risk factors may cause actual results, performance or achievements to differ materially from those expressed or implied by the following discussion.  For a discussion of such risk factors, see the section in this Report entitled “Risk Factors.”

Overview

We are an integrated self-storage real estate company, and as such we have in-house capabilities in the operation, design, development, leasing, management and acquisition of self-storage facilities.  The Parent Company’s operations are conducted solely through the Operating Partnership and its subsidiaries.  The Parent Company has elected to be taxed as a REIT for U.S. federal income tax purposes.  As of December 31, 2014 and December 31, 2013, we owned 421 and 366 self-storage facilities, respectively, totaling approximately 28.6 million and 24.7 million rentable square feet, respectively.  As of December 31, 2014, we owned facilities in the District of Columbia and the following 22 states:  Arizona, California, Colorado, Connecticut, Florida, Georgia, Illinois, Indiana, Maryland, Massachusetts, Nevada, New Jersey, New Mexico, New York, North Carolina, Ohio, Pennsylvania, Rhode Island, Tennessee, Texas, Utah and Virginia.  In addition, as of December 31, 2014, we managed 174 facilities for third parties (including 35 facilities containing an aggregate of approximately 2.4 million rentable square feet as part of an unconsolidated real estate venture) bringing the total number of facilities we owned and/or managed to 595.  As of December 31, 2014, we managed facilities for third parties in the following 21 states: Alabama, Arizona, California, Colorado, Florida, Georgia, Illinois, Louisiana, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, New Jersey, New York, North Carolina, Pennsylvania, South Carolina, Tennessee, Texas and Virginia.

We derive revenues principally from rents received from customers who rent cubes at our self-storage facilities under month-to-month leases.  Therefore, our operating results depend materially on our ability to retain our existing customers and lease our available self-storage cubes to new customers while maintaining and, where possible, increasing our pricing levels.  In addition, our operating results depend on the ability of our customers to make required rental payments to us.  Our approach to the management and operation of our facilities combines centralized marketing, revenue management and other operational support with local operations teams that provide market-level oversight and control.  We believe this approach allows us to respond quickly and effectively to changes in local market conditions, and to maximize revenues by managing rental rates and occupancy levels.

We typically experience seasonal fluctuations in the occupancy levels of our facilities, which are generally slightly higher during the summer months due to increased moving activity.

Our results of operations may be sensitive to changes in overall economic conditions that impact consumer spending, including discretionary spending, as well as to increased bad debts due to recessionary pressures.  Adverse economic conditions affecting disposable consumer income, such as employment levels, business conditions, interest rates, tax rates, fuel and energy costs, and other matters could reduce consumer spending or cause consumers to shift their spending to other products and services.  A general reduction in the level of discretionary spending or shifts in consumer discretionary spending could adversely affect our growth and profitability.

We continue our focus on maximizing internal growth opportunities and selectively pursuing targeted acquisitions and developments of self-storage facilities.

We have one reportable segment:  we own, operate, develop, manage and acquire self-storage facilities.

Our self-storage facilities are located in major metropolitan and suburban areas and have numerous customers per facility.  No single customer represents a significant concentration of our revenues.  Our facilities in Florida, New York, Texas, and California provided approximately 17%, 17%, 10% and 8%, respectively, of total revenues for the year ended December 31, 2014.

Summary of Critical Accounting Policies and Estimates

Set forth below is a summary of the accounting policies and estimates that management believes are critical to the preparation of the consolidated financial statements included in this Report.  Certain of the accounting policies used in the preparation of these consolidated financial statements are particularly important for an understanding of the financial position and results of operations presented in the historical consolidated financial statements included in this Report.  A summary of significant accounting policies is also provided in the notes to our consolidated financial statements (see note 2 to the consolidated financial statements).  These policies require the application of judgment and assumptions by management and, as a result, are subject to a degree of uncertainty.  Due to this uncertainty, actual results could differ materially from estimates calculated and utilized by management.

Basis of Presentation

The accompanying consolidated financial statements include all of the accounts of the Company, and its majority-owned and/or controlled subsidiaries.  The portion of these entities not owned by the Company is presented as noncontrolling interests as of and during the periods presented.  All significant intercompany accounts and transactions have been eliminated in consolidation.

When the Company obtains an economic interest in an entity, the Company evaluates the entity to determine if the entity is deemed a variable interest entity (“VIE”), and if the Company is deemed to be the primary beneficiary, in accordance with authoritative guidance issued by the Financial Accounting Standards Board (“FASB”) on the consolidation of VIEs.  When an entity is not deemed to be a VIE, the Company considers the provisions of additional FASB guidance to determine whether a general partner, or the general partners as a group, controls a limited partnership or similar entity when the limited partners have certain rights.  The Company consolidates (i) entities that are VIEs and of which the Company is deemed to be the primary beneficiary and (ii) entities that are non-VIEs which the Company controls and in which the limited partners do not have substantive participating rights, or the ability to dissolve the entity or remove the Company without cause.

Self-Storage Facilities

The Company records self-storage facilities at cost less accumulated depreciation.  Depreciation on the buildings and equipment is recorded on a straight-line basis over their estimated useful lives, which range from five to 39 years. Expenditures for significant renovations or improvements that extend the useful life of assets are capitalized.  Repairs and maintenance costs are expensed as incurred.

When facilities are acquired, the purchase price is allocated to the tangible and intangible assets acquired and liabilities assumed based on estimated fair values.  When a portfolio of facilities is acquired, the purchase price is allocated to the individual facilities based upon an income approach or a cash flow analysis using appropriate risk adjusted capitalization rates, which take into account the relative size, age and location of the individual facility along with current and projected occupancy and rental rate levels or appraised values, if available.  Allocations to the individual assets and liabilities are based upon comparable market sales information for land, buildings and improvements and estimates of depreciated replacement cost of equipment.

In allocating the purchase price for an acquisition, the Company determines whether the acquisition includes intangible assets or liabilities.  The Company allocates a portion of the purchase price to an intangible asset attributable to the value of in-place leases.  This intangible asset is generally amortized to expense over the expected remaining term of the respective leases.  Substantially all of the leases in place at acquired facilities are at market rates, as the majority of the leases are month-to-month contracts.  Accordingly, to date no portion of the purchase price has been allocated to above- or below-market lease intangibles.  To date, no intangible asset has been recorded for the value of customer relationships, because the Company does not have any concentrations of significant customers and the average customer turnover is fairly frequent.

Long-lived assets classified as “held for use” are reviewed for impairment when events and circumstances such as declines in occupancy and operating results indicate that there may be an impairment.  The carrying value of these long-lived assets is compared to the undiscounted future net operating cash flows, plus a terminal value, attributable to the assets to determine if the facility’s basis is recoverable.  If a facility’s basis is not considered recoverable, an impairment loss is recorded to the extent the net carrying value of the asset exceeds the fair value.  The impairment loss recognized equals the excess of net carrying value over the related fair value of the asset.  There were no impairment losses recognized in accordance with these procedures during the years ended December 31, 2014, 2013 and 2012.

The Company considers long-lived assets to be “held for sale” upon satisfaction of the following criteria: (a) management commits to a plan to sell a facility (or group of facilities), (b) the facility is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such facilities, (c) an active program to locate a buyer and other actions required to complete the plan to sell the facility have been initiated, (d) the sale of the facility is probable and transfer of the asset is expected to be completed within one year, (e) the facility is being actively marketed for sale at a price that is reasonable in relation to its current fair value, and (f) actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

Typically these criteria are all met when the relevant asset is under contract, significant non-refundable deposits have been made by the potential buyer, the assets are immediately available for transfer and there are no contingencies related to the sale that may prevent the transaction from closing.  However, each potential transaction is evaluated based on its separate facts and circumstances.  Facilities classified as held for sale are reported at the lesser of carrying value or fair value less estimated costs to sell.

Revenue Recognition

Management has determined that all our leases with customers are operating leases.  Rental income is recognized in accordance with the terms of the lease agreements or contracts, which generally are month-to-month.

The Company recognizes gains from disposition of facilities only upon closing in accordance with the guidance on sales of real estate.  Payments received from purchasers prior to closing are recorded as deposits.  Profit on real estate sold is recognized using the full accrual method upon closing when the collectability of the sales price is reasonably assured and the Company is not obligated to perform significant activities after the sale.  Profit may be deferred in whole or part until the sale meets the requirements of profit recognition on sales under this guidance.

Share-Based Payments

We apply the fair value method of accounting for contingently issued shares and share options issued under our equity incentive plans.  The share compensation expense is recorded ratably over the vesting period relating to such contingently issued shares and options.  The Company has elected to recognize compensation expense on a straight-line method over the requisite service period.

Noncontrolling Interests

Noncontrolling interests are the portion of equity (net assets) in a subsidiary not attributable, directly or indirectly, to a parent.  The ownership interests in the subsidiary that are held by owners other than the parent are noncontrolling interests.  In accordance with authoritative guidance issued on noncontrolling interests in consolidated financial statements, such noncontrolling interests are reported on the consolidated balance sheets within equity/capital, separately from the Parent Company’s equity/capital.  The guidance also requires that noncontrolling interests are adjusted each period so that the carrying value equals the greater of its carrying value based on the accumulation of historical cost or its redemption value.  On the consolidated statements of operations, revenues, expenses and net income or loss from less-than-wholly-owned subsidiaries are reported at the consolidated amounts, including both the amounts attributable to the Parent Company and noncontrolling interests.  Presentation of consolidated equity/capital activity is included for both quarterly and annual financial statements, including beginning balances, activity for the period and ending balances for shareholders’ equity/capital, noncontrolling interests and total equity/capital.

Investments in Unconsolidated Real Estate Ventures

The Company accounts for its investments in unconsolidated real estate ventures under the equity method of accounting.  Under the equity method, investments in unconsolidated joint ventures are recorded initially at cost, as investments in real estate entities, and subsequently adjusted for equity in earnings (losses), cash contributions, less distributions and impairments. On a periodic basis, management also assesses whether there are any indicators that the carrying value of the Company’s investments in unconsolidated real estate entities may be other than temporarily impaired. An investment is impaired only if the fair value of the investment, as estimated by management, is less than the carrying value of the investment and the decline is other than temporary. To the extent impairment has occurred, the loss shall be measured as the excess of the carrying amount of the investment over the fair value of the investment, as estimated by management. The determination as to whether impairment exists requires significant management judgment about the fair value of its ownership interest. Fair value is determined through various valuation techniques, including but not limited to, discounted cash flow models, quoted market values and third party appraisals.

Income Taxes

The Parent Company elected to be taxed as a real estate investment trust under Sections 856-860 of the Internal Revenue Code beginning with the period from October 21, 2004 (commencement of operations) through December 31, 2004.  In management’s opinion, the requirements to maintain these elections are being met.  Accordingly, no provision for federal income taxes has been reflected in the consolidated financial statements other than for operations conducted through our taxable REIT subsidiaries.

Earnings and profits, which determine the taxability of distributions to shareholders, differ from net income reported for financial reporting purposes due to differences in cost basis, the estimated useful lives used to compute depreciation, and the allocation of net income and loss for financial versus tax reporting purposes.

The Parent Company is subject to a 4% federal excise tax if sufficient taxable income is not distributed within prescribed time limits.  The excise tax equals 4% of the annual amount, if any, by which the sum of (a) 85% of the Parent Company’s ordinary income, (b) 95% of the Parent Company’s net capital gains, and (c) 100% of prior year taxable income exceeds cash distributions and certain taxes paid by the Parent Company.

Recent Accounting Pronouncements

In May 2014, the FASB issued Accounting Standard Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers, which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The ASU will replace most existing revenue recognition guidance in U.S. GAAP (“GAAP”) when it becomes effective. The new standard is effective for the Company on January 1, 2017. Early application is not permitted. The standard permits the use of either the retrospective or cumulative effect transition method.  The Company has not yet selected a transition method nor has it determined the effect of the standard on its financial statements and related disclosures.

In April 2014, the FASB issued an update to the accounting standard for the reporting of discontinued operations.  The update redefines discontinued operations, changing the criteria for determining which disposals can be presented as discontinued operations and modifies related disclosure requirements.  This amendment becomes effective for annual periods beginning on or after December 15, 2014, and interim periods beginning on or after December 15, 2015; however, early adoption is permitted.  The Company elected to adopt this guidance in 2014 and such adoption did not have a material impact on the Company’s consolidated financial position or results of operations.  The Company disposed of one asset during the year ended December 31, 2014; however, the disposal did not meet the criteria for discontinued operations under the new guidance.

Results of Operations

The following discussion of our results of operations should be read in conjunction with the consolidated financial statements and the accompanying notes thereto.  Historical results set forth in the consolidated statements of operations reflect only the existing facilities and should not be taken as indicative of future operations.  We consider our same-store portfolio to consist of only those facilities owned and operated on a stabilized basis at the beginning and at the end of the applicable years presented. We consider a facility to be stabilized once it has achieved an occupancy rate that we believe, based on our assessment of market-specific data, is representative of similar self-storage assets in the applicable market for a full year measured as of the most recent January 1 and has not been significantly damaged by natural disaster or undergone significant renovation.  We believe that same-store results are useful to investors in evaluating our performance because they provide information relating to changes in facility-level operating performance without taking into account the effects of acquisitions, developments or dispositions.  At December 31, 2014, we owned 346 same-store facilities and 75 non-same-store facilities.  All of the non-same-store facilities were 2013 and 2014 acquisitions or developed facilities.  For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this Report.

The comparability of our results of operations is affected by the timing of acquisition and disposition activities during the periods reported.  At December 31, 2014, 2013 and 2012, we owned 421, 366 and 381 self-storage facilities and related assets, respectively.

The following table summarizes the change in number of owned self-storage facilities from January 1, 2012 through December 31, 2014:

	2014	2013	2012

Balance - January 1	366	381	370
Facilities acquired	10	1	6
Facilities developed	2	—	—
Facilities sold	—	(5)	—
Balance - March 31	378	377	376
Facilities acquired	9	9	2
Facilities sold	—	—	(8)
Balance - June 30	387	386	370
Facilities acquired	3	4	24
Facilities sold	—	(8)	(7)
Balance - September 30	390	382	387
Facilities acquired	31	6	5
Facilities sold	—	(22)	(11)
Balance - December 31	421	366	381

Comparison of the Year Ended December 31, 2014 to the Year Ended December 31, 2013 (dollars in thousands)

					Non Same-Store		Other/
	Same-Store Property Portfolio				Properties		Eliminations		Total Portfolio
			Increase/	%							Increase/	%
	2014	2013	(Decrease)	Change	2014	2013	2014	2013	2014	2013	(Decrease)	Change
REVENUES:
Rental income	$291,767	$273,105	$18,662	6.8%	$39,131	$8,145	$—	$—	$330,898	$281,250	$49,648	17.7%
Other property related income	32,111	28,977	3,134	10.8%	5,098	796	2,856	2,592	40,065	32,365	7,700	23.8%
Property management fee income	—	—	—	—	—	—	6,000	4,780	6,000	4,780	1,220	25.5%
Total revenues	323,878	302,082	21,796	7.2%	44,229	8,941	8,856	7,372	376,963	318,395	58,568	18.4%

OPERATING EXPENSES:
Property operating expenses	102,142	99,681	2,461	2.5%	15,243	4,237	15,316	14,304	132,701	118,222	14,479	12.2%
NET OPERATING INCOME:	221,736	202,401	19,335	9.6%	28,986	4,704	(6,460)	(6,932)	244,262	200,173	44,089	22.0%

Property count	346	346			75	20			421	366
Total square footage	23,175	23,175			5,447	1,475			28,622	24,650
Period End Occupancy (1)	90.0%	88.8%			85.1%	80.7%			89.1%	88.3%
Period Average Occupancy (2)	90.8%	88.2%
Realized annual rent per occupied sq ft (3)	$13.86	$13.35

Depreciation and amortization									126,813	112,313	14,500	12.9%
General and administrative									28,422	29,563	(1,141)	-3.9%
Acquisition related costs									7,484	3,849	3,635	94.4%
Subtotal									162,719	145,725	16,994	11.7%
OPERATING INCOME									81,543	54,448	27,095	49.8%

OTHER (EXPENSE) INCOME
Interest:
Interest expense on loans									(46,802)	(40,424)	(6,378)	-15.8%
Loan procurement amortization expense									(2,190)	(2,058)	(132)	-6.4%
Loan procurement amortization expense - early repayment of debt									—	(414)	414	100.0%
Equity in losses of real estate ventures									(6,255)	(1,151)	(5,104)	-443.4%
Gain from sale of real estate									475	—	475	100.0%
Other									(405)	8	(413)	-5162.5%
Total other expense									(55,177)	(44,039)	(11,138)	-25.3%

INCOME FROM CONTINUING OPERATIONS									26,366	10,409	15,957	153.3%

DISCONTINUED OPERATIONS
Income from discontinued operations									336	4,145	(3,809)	-91.9%
Gain from disposition of discontinued operations									—	27,440	(27,440)	-100.0%
Total discontinued operations									336	31,585	(31,249)	-98.9%
NET INCOME									26,702	41,994	(15,292)	-36.4%
NET (INCOME) LOSS ATTRIBUTABLE TO NONCONTROLLING INTERESTS
Noncontrolling interests in the Operating Partnership									(307)	(588)	281	47.8%
Noncontrolling interests in subsidiaries									(16)	42	(58)	-138.1%
NET INCOME ATTRIBUTABLE TO THE COMPANY									$26,379	$41,448	$(15,069)	-36.4%
Distribution to preferred shareholders									(6,008)	(6,008)	—	0.0%
NET INCOME ATTRIBUTABLE TO THE COMPANY’S COMMON SHAREHOLDERS									$20,371	$35,440	$(15,069)	-42.5%

(1)       Represents occupancy at December 31 of the respective year.

(2)       Represents the weighted average occupancy for the period.

(3)       Realized annual rent per occupied square foot is computed by dividing rental income by the weighted average occupied square feet for the period.

Revenues

Rental income increased from $281.3 million in 2013 to $330.9 million in 2014, an increase of $49.6 million, or 17.7%. This increase is primarily attributable to $31.0 million of additional income from the facilities acquired in 2013 and 2014 and increases in net rental rates and average occupancy on the same-store portfolio which provided an $18.7 million increase in rental income during 2014 as compared to 2013.

Other property related income consists of late fees, administrative charges, customer insurance commissions, sales of storage supplies and other ancillary revenues.  Other property related income increased from $32.4 million in 2013 to $40.1 million in 2014, an increase of $7.7 million, or 23.8%.  This increase is primarily attributable to increased fee revenue and insurance commissions of $4.3 million on the facilities acquired in 2013 and 2014 and a $3.1 million increase in same-store property related income mainly attributable to increased insurance penetration and higher average occupancy.

Property management fee income increased to $6.0 million in 2014 from $4.8 million during 2013, an increase of $1.2 million, or 25.5%.  This increase is attributable to an increase in management fees related to the third-party management business (174 facilities as of December 31, 2014 compared to 160 facilities as of December 31, 2013).

Operating Expenses

Property operating expenses increased from $118.2 million in 2013 to $132.7 million in 2014, an increase of $14.5 million, or 12.2%.  This increase is primarily attributable to $11.0 million of increased expenses associated with newly acquired facilities in 2014 and 2013.  Additionally, property operating expenses on the same-store portfolio increased $2.5 million due to an increase of $1.5 million in property taxes, $0.5 million in snow removal costs and $0.5 million in utilities.

Depreciation and amortization increased from $112.3 million in 2013 to $126.8 million in 2014, an increase of $14.5 million, or 12.9%.  This increase is primarily attributable to depreciation and amortization expense related to the 2013 and 2014 acquisitions.

General and administrative expenses decreased from $29.6 million for the year ending December 31, 2013 to $28.4 million for the year ending December 31, 2014, a decrease of $1.2 million, or 3.9%.  The decrease is primarily attributable to $2.0 million of decreased share-based compensation expense.

Acquisition related costs increased from $3.8 million during 2013 to $7.5 million during 2014 as a result of the acquisition of 53 self-storage facilities in 2014 compared to 20 acquisitions during 2013, and $2.6 million in contingent consideration related to recent acquisitions.

Other (expense) income

Interest expense increased from $40.4 million during the year ended December 31, 2013 to $46.8 million during the year ended December 31, 2014, an increase of $6.4 million.  The increase is attributable to a higher weighted average interest rate and a higher amount of outstanding debt in 2014. The weighted average effective interest rate of our outstanding debt increased from 3.93% for the year ended December 31, 2013 to 4.02% for the year ended December 31, 2014 as a result of the issuance of $250 million in aggregate principal amount of 4.375% unsecured senior notes during the fourth quarter of 2013.  The average outstanding debt balance increased $136 million to $1.2 billion for the year ended December 31, 2104 as the result of the increase in acquisition activity from the prior year.

Equity in losses of real estate venture increased from $1.2 million during the year ended December 31, 2013 to $6.3 million during the year ended December 31, 2014, an increase of $5.1 million.  This expense is related to our share of the losses attributable to HHF, a partnership in which we own a 50% interest.  The increase is driven by results of operations for a full year during 2014 compared to one month in 2013.

Discontinued Operations

Income from discontinued operations decreased from $4.1 million for the year ended December 31, 2013 to $0.3 million for the year ended December 31, 2014.  The income during the 2013 period represents the results of operations during the year for the 35 assets sold during 2013 for the period the assets were owned by us.  The income during the 2014 period represents real estate tax refunds received as a result of appeals of previous tax assessments on six self-storage facilities that we sold in prior years.

Gains from disposition of discontinued operations were $27.4 million for the year ended December 31, 2013, with no comparable gains during 2014.  These gains are determined on a transactional basis and accordingly are not comparable across reporting periods.

Comparison of the Year Ended December 31, 2013 to the Year Ended December 31, 2012 (dollars in thousands)

					Non Same-Store		Other/
	Same-Store Property Portfolio				Properties		Eliminations		Total Portfolio
			Increase/	%							Increase/	%
	2013	2012	(Decrease)	Change	2013	2012	2013	2012	2013	2012	(Decrease)	Change
REVENUES:
Rental income	$221,015	$207,416	$13,599	6.6%	$60,235	$28,744	$—	$—	$281,250	$236,160	$45,090	19.1%
Other property related income	23,780	20,575	3,205	15.6%	5,993	3,274	2,592	1,972	32,365	25,821	6,544	25.3%
Property management fee income	—	—	—	0.0%	—	—	4,780	4,341	4,780	4,341	439	10.1%
Total revenues	244,795	227,991	16,804	7.4%	66,228	32,018	7,372	6,313	318,395	266,322	52,073	19.6%

OPERATING EXPENSES:
Property operating expenses	80,903	78,045	2,858	3.7%	23,015	11,599	14,304	13,844	118,222	103,488	14,734	14.2%
NET OPERATING INCOME:	163,892	149,946	13,946	9.3%	43,213	20,419	(6,932)	(7,531)	200,173	162,834	37,339	22.9%

Property count	298	298			68	48			366	346
Total square footage	19,801	19,801			4,861	3,365			24,662	23,166
Period End Occupancy (1)	88.9%	85.1%			85.6%	82.4%			88.3%	84.7%
Period Average Occupancy (2)	88.4%	83.1%
Realized annual rent per occupied sq ft (3)	$12.62	$12.61

Depreciation and amortization									112,313	109,830	2,483	2.3%
General and administrative									29,563	26,131	3,432	13.1%
Acquisition related costs									3,849	3,086	763	24.7%
Subtotal									145,725	139,047	6,678	4.8%
OPERATING INCOME									54,448	23,787	30,661	128.9%

OTHER (EXPENSE) INCOME
Interest:
Interest expense on loans									(40,424)	(40,318)	(106)	-0.3%
Loan procurement amortization expense									(2,058)	(3,279)	1,221	37.2%
Loan procurement amortization expense - early repayment of debt									(414)	—	(414)	-100.0%
Equity in losses of real estate ventures									(1,151)	(745)	(406)	-54.5%
Gain from remeasurement of investment in real estate venture									—	7,023	(7,023)	-100.0%
Other									8	256	(248)	-96.9%
Total other expense									(44,039)	(37,063)	(6,976)	-18.8%

INCOME (LOSS) FROM CONTINUING OPERATIONS									10,409	(13,276)	23,685	178.4%

DISCONTINUED OPERATIONS
Income from discontinued operations									4,145	7,093	(2,948)	-41.6%
Gain from disposition of discontinued operations									27,440	9,811	17,629	179.7%
Total discontinued operations									31,585	16,904	14,681	86.8%
NET INCOME									41,994	3,628	38,366	1057.5%
NET (INCOME) LOSS ATTRIBUTABLE TO
NONCONTROLLING INTERESTS
Noncontrolling interests in the Operating Partnership									(588)	107	(695)	-649.5%
Noncontrolling interests in subsidiaries									42	(1,918)	1,960	102.2%
NET INCOME ATTRIBUTABLE TO THE COMPANY									$41,448	$1,817	$39,631	2181.1%
Distribution to preferred shareholders									(6,008)	(6,008)	—	0.0%
NET INCOME (LOSS) ATTRIBUTABLE TO THE COMPANY’S COMMON SHAREHOLDERS									$35,440	$(4,191)	$39,631	-945.6%

(1)       Represents occupancy at December 31 of the respective year.

(2)       Represents the weighted average occupancy for the period.

(3)       Realized annual rent per occupied square foot is computed by dividing rental income by the weighted average occupied square feet for the period.

Revenues

Rental income increased from $236.2 million in 2012 to $281.3 million in 2013, an increase of $45.1 million, or 19.1%. This increase is primarily attributable to $31.5 million of additional income from the facilities acquired in 2012 and 2013 and an increase in average occupancy on the same-store portfolio which contributed to the $13.6 million increase in rental income during 2013 as compared to 2012.

Other property related income consists of late fees, administrative charges, customer insurance commissions, sales of storage supplies and other ancillary revenues.  Other property related income increased from $25.8 million in 2012 to $32.4 million in 2013, an increase of $6.6 million, or 25.3%.  This increase is primarily attributable to increased fee revenue and insurance commissions of $6.5 million during the year ended December 31, 2013 as compared to the year ended December 31, 2012, driven by a $3.2 million increase in same-store property related income mainly attributable to increased insurance penetration and higher commission percentages.  Additionally, the 2012 and 2013 acquisitions contributed $2.7 million to the increase in other property related income.

Operating Expenses

Property operating expenses increased from $103.5 million in 2012 to $118.2 million in 2013, an increase of $14.7 million, or 14.2%.  This increase is primarily attributable to $11.4 million of increased expenses associated with newly acquired facilities in 2013 and 2012.  Additionally, property operating expenses on the same-store portfolio increased $2.9 million primarily due to an increase of $1.9 million in property taxes and $1.1 million in payroll related expenses.

Depreciation and amortization increased from $109.8 million in 2012 to $112.3 million in 2013, an increase of $2.5 million, or 2.3%.  This increase is primarily attributable to depreciation and amortization expense related to the 2012 and 2013 acquisitions.

General and administrative expenses increased from $26.1 million for the year ending December 31, 2012 to $29.6 million for the year ending December 31, 2013, an increase of $3.5 million, or 13.1%.  The increase in primarily attributable to $1.5 million in additional share-based compensation expense and $1.1 million in additional payroll expenses.

Other (expense) income

Interest expense increased from $40.3 million during the year ended December 31, 2012 to $40.4 million during the year ended December 31, 2013, an increase of $0.1 million.  The increase is attributable to higher amounts of debt outstanding in 2013 offset by a lower weighted average interest rate. The weighted average effective interest rate of our outstanding debt decreased from 4.31% for the year ended December 31, 2012 to 3.93% for the year ended December 31, 2013 as a result of the repayment of certain secured indebtedness and amendments to our Term Loan Facility and Credit Facility that reduced our borrowing costs.

Loan procurement amortization expense decreased from $3.3 million during 2012 to $2.1 million during 2013, a decrease of $1.2 million, or 37.2%. This decrease is the result of lower amortization expense on loan procurement costs related to several fixed-rate mortgages that were repaid during 2012 and 2013.

Gain from remeasurement of investment in real estate venture was $7.0 million for the year ended December 31, 2012, with no comparable gains during 2013.  In 2012, we purchased the remaining 50% ownership in a consolidated joint venture.  As a result of the transaction, we remeasured our original 50% interest and recorded a gain of approximately $7.0 million, which is reflected in Gain from remeasurement of investment in real estate venture.

Discontinued Operations

Income from discontinued operations decreased from $7.1 million for the year ended December 31, 2012 to $4.1 million for the year ended December 31, 2013.  The income during the 2013 period represents the results of operations during the year for the 35 assets sold during 2013 for the period the assets were owned by us.  Income during the 2012 period represents the results of operations during the year for the 35 assets sold during 2013 and the 26 assets sold during 2012 for the period the assets were owned by us.

Gains from disposition of discontinued operations increased from $9.8 million during 2012 to $27.4 million during 2013.  These gains are determined on a transactional basis and accordingly are not comparable across reporting periods.

Non-GAAP Financial Measures

NOI

We define net operating income, which we refer to as “NOI,” as total continuing revenues less continuing property operating expenses.  NOI also can be calculated by adding back to net income (loss): interest expense on loans, loan procurement amortization expense, loan procurement amortization expense — early repayment of debt, acquisition related costs, equity in losses of real estate ventures, other expense, depreciation and amortization expense, general and administrative expense, and deducting from net income (loss): income from discontinued operations, gains from disposition of discontinued operations, other income, gains from remeasurement of investments in real estate ventures and interest income.  NOI is not a measure of performance calculated in accordance with GAAP.

We use NOI as a measure of operating performance at each of our facilities, and for all of our facilities in the aggregate. NOI should not be considered as a substitute for operating income, net income, cash flows provided by operating, investing and financing activities, or other income statement or cash flow statement data prepared in accordance with GAAP.

We believe NOI is useful to investors in evaluating our operating performance because:

•         it is one of the primary measures used by our management and our facility managers to evaluate the economic productivity of our facilities, including our ability to lease our facilities, increase pricing and occupancy and control our property operating expenses;

•         it is widely used in the real estate industry and the self-storage industry to measure the performance and value of real estate assets without regard to various items included in net income that do not relate to or are not indicative of operating performance, such as depreciation and amortization, which can vary depending upon accounting methods and the book value of assets; and

•         we believe it helps our investors to meaningfully compare the results of our operating performance from period to period by removing the impact of our capital structure (primarily interest expense on our outstanding indebtedness) and depreciation of our basis in our assets from our operating results.

There are material limitations to using a measure such as NOI, including the difficulty associated with comparing results among more than one company and the inability to analyze certain significant items, including depreciation and interest expense, that directly affect our net income.  We compensate for these limitations by considering the economic effect of the excluded expense items independently as well as in connection with our analysis of net income.  NOI should be considered in addition to, but not as a substitute for, other measures of financial performance reported in accordance with GAAP, such as total revenues, operating income and net income.

FFO

Funds from operations (“FFO”) is a widely used performance measure for real estate companies and is provided here as a supplemental measure of operating performance.  The April 2002 National Policy Bulletin of the National Association of Real Estate Investment Trusts (the “White Paper”), as amended, defines FFO as net income (computed in accordance with GAAP), excluding gains (or losses) from sales of real estate and related impairment charges, plus real estate depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures.

Management uses FFO as a key performance indicator in evaluating the operations of our facilities. Given the nature of our business as a real estate owner and operator, we consider FFO a key measure of our operating performance that is not specifically defined by accounting principles generally accepted in the United States.  We believe that FFO is useful to management and investors as a starting point in measuring our operational performance because FFO excludes various items included in net income that do not relate to or are not indicative of our operating performance such as gains (or losses) from sales of real estate, gains from remeasurement of investments in real estate ventures, impairments of depreciable assets, and depreciation, which can make periodic and peer analyses of operating performance more difficult. Our computation of FFO may not be comparable to FFO reported by other REITs or real estate companies.

FFO should not be considered as an alternative to net income (determined in accordance with GAAP) as an indication of our performance. FFO does not represent cash generated from operating activities determined in accordance with GAAP and is not a measure of liquidity or an indicator of our ability to make cash distributions. We believe that to further understand our performance, FFO should be compared with our reported net income and considered in addition to cash flows computed in accordance with GAAP, as presented in our Consolidated Financial Statements.

FFO, as adjusted

FFO, as adjusted represents FFO as defined above, excluding the effects of acquisition related costs, gains or losses from early extinguishment of debt, and non-recurring items, which we believe are not indicative of the Company’s operating results.  We present FFO, as adjusted because we believe it is a helpful measure in understanding our results of operations insofar as we believe that the items noted above that are included in FFO, but excluded from FFO, as adjusted are not indicative of our ongoing operating results.  We also believe that the analyst community considers our FFO, as adjusted (or similar measures using different terminology) when evaluating us.  Because other REITs or real estate companies may not compute FFO, as adjusted in the same manner as we do, and may use different terminology, our computation of FFO, as adjusted may not be comparable to FFO, as adjusted reported by other REITs or real estate companies.

The following table presents a reconciliation of net income to FFO and FFO, as adjusted, for the years ended December 31, 2014 and 2013 (in thousands):

	For the Year Ended December 31,
	2014	2013

Net income attributable to the Company’s common shareholders	$20,371	$35,440

Add (deduct):
Real estate depreciation and amortization:
Real property - continuing operations	125,136	110,157
Real property - discontinued operations	—	2,703
Company’s share of unconsolidated real estate ventures	12,543	1,080
Gains from sale of real estate	(475)	(27,440)
Noncontrolling interests in the Operating Partnership	307	588

FFO	$157,882	$122,528

Add:
Loan procurement amortization expense - early repayment of debt	—	414
Acquisition related costs (1)	7,484	4,170

FFO, as adjusted	$165,366	$127,112

Weighted-average diluted shares and units outstanding	153,125	140,051

(1)         Acquisition related costs for the year ended December 31, 2013 include $0.3 million of acquisition related costs that are included in the Company’s share of equity in losses of real estate ventures.

Cash Flows

Comparison of the Year Ended December 31, 2014 to the Year Ended December 31, 2013

A comparison of cash flow related to operating, investing and financing activities for the years ended December 31, 2014 and 2013 is as follows:

	Year Ended December 31,
Net cash provided by (used in):	2014	2013	Change
	(in thousands)

Operating activities	$166,032	$142,862	$23,170
Investing activities	$(522,699)	$(282,924)	$(239,775)
Financing activities	$356,392	$138,743	$217,649

Cash provided by operating activities for the years ended December 31, 2014 and 2013 was $166.0 million and $142.9 million, respectively, an increase of $23.1 million.  Our increased cash flow from operating activities is primarily attributable to our 2013 and 2014 acquisitions and increased net operating income levels on the same-store portfolio in the 2014 period as compared to the 2013 period.

Cash used in investing activities was $522.7 million in 2014 and $282.9 million in 2013, an increase of $239.8 million driven by an increase in cash used for acquisitions of self-storage facilities.  Cash used in 2014 relates to the acquisition of 53 facilities for an aggregate purchase price of $568.2 million, net of $27.5 million of assumed debt, while cash used in investing activities in 2013 relates to the acquisition of 20 facilities for an aggregate purchase price of $189.8 million, net of $8.9 million of assumed debt.  In 2013, cash used in investing activities was offset by $123.8 million in net cash proceeds from the disposition of 35 facilities compared to net cash proceeds received of only $13.5 million from the sale of one asset and a parcel of land in 2014.  Additionally, cash used in investing activities in 2013 also reflects our $157.5 million investment in the HHF joint venture, with no similar transaction in 2014.  This overall increase in net investment activity from 2013 to 2014 was offset by cash used for development activities of $54.0 million in 2013, compared to $23.6 million in 2014 as well as distributions of capital of $56.9 million from the HHF joint venture in 2014.

Cash provided by financing activities was $356.4 million in 2014 and $138.7 million in 2013, an increase of $217.7 million.  Proceeds from the issuance of common shares were $416.0 in 2014, compared to $100.3 in 2013 and net proceeds from the revolving portion of the Credit Facility were $39.4 million in 2014 compared to net payments of $6.4 million in 2013.  In 2013, we received proceeds of $247.5 million from our issuance of unsecured senior notes, with no similar transaction in 2014.  Cash provided by financing activities was offset by principal payments on the unsecured term loans and mortgages that totaled $30.1 million in 2014 compared to $136.5 million in 2013, with the 2013 payments including a $100 million repayment of a term loan scheduled to mature in 2014, and an increase in distributions during 2014 of $16.8 million.

Comparison of the Year Ended December 31, 2013 to the Year Ended December 31, 2012

A comparison of cash flow related to operating, investing and financing activities for the years ended December 31, 2013 and 2012 is as follows:

	Year Ended December 31,
Net cash provided by (used in):	2013	2012	Change
	(in thousands)

Operating activities	$142,862	$118,428	$24,434
Investing activities	$(282,924)	$(271,936)	$(10,988)
Financing activities	$138,743	$148,934	$(10,191)

Cash provided by operating activities for the years ended December 31, 2013 and 2012 was $142.9 million and $118.4 million, respectively, an increase of $24.5 million.  Our increased cash flow from operating activities was primarily attributable to our 2012 and 2013 acquisitions and increased net operating income levels on the same-store portfolio in the 2013 period as compared to the 2012 period.

Cash used in investing activities was $282.9 million in 2013 and $271.9 million in 2012.  Cash used in 2013 relates to the acquisition of 20 facilities in 2013 for an aggregate purchase price of $189.8 million, net of $8.9 million of assumed debt. Cash used to fund these 2013 acquisitions was offset by $123.8 million in net cash proceeds from the disposition of 35 facilities during the year.  Cash used in investing activities in 2013 also reflects our $157.5 million investment in the HHF joint venture, with no similar transaction in 2012.  Cash used in investing activities in 2012 relates to our acquisition of 28 facilities in 2012 for an aggregate purchase price of $330.3 million, net of $107.0 million of assumed debt and to our acquisition of nine facilities through our purchase of the equity interest of our partner in an unconsolidated real estate venture known as HSREV.  Cash used to fund these acquisitions was offset by $52.6 million in net cash proceeds from our disposition of 26 facilities during the year.  This decrease in net investment activity from 2012 to 2013 was offset by cash used for development activities of $54.0 million in 2013, compared to $4.2 million used for development activities in 2012.

Cash provided by financing activities decreased to $138.7 million in 2013 from $148.9 million in 2012, a decrease of $10.2 million. Proceeds from the revolving portion of the Credit Facility and unsecured term loans were $636.2 million in 2013 compared to $503.0 million during 2012.  This increase in cash proceeds was offset by principal payments on the revolving portion of the Credit Facility, unsecured term loans and mortgages that totaled $779.1 million in 2013 compared to $594.3 million in 2012 (with the 2013 payments including a $100 million repayment of a term loan scheduled to mature in 2014). We also received proceeds of $247.5 million and $249.6 million from our issuance of unsecured senior notes in 2013 and 2012, respectively.

Liquidity and Capital Resources

Liquidity Overview

Our cash flow from operations has historically been one of our primary sources of liquidity used to fund debt service, distributions and capital expenditures.  We derive substantially all of our revenue from customers who lease space from us at our facilities and fees earned from managing facilities.  Therefore, our ability to generate cash from operations is dependent on the rents that we are able to charge and collect from our customers.  We believe that the facilities in which we invest, self-storage facilities, are less sensitive than other real estate product types to near-term economic downturns.  However, prolonged economic downturns will adversely affect our cash flows from operations.

In order to qualify as a REIT for federal income tax purposes, the Parent Company is required to distribute at least 90% of REIT taxable income, excluding capital gains, to its shareholders on an annual basis or pay federal income tax.  The nature of our business, coupled with the requirement that we distribute a substantial portion of our income on an annual basis, will cause us to have substantial liquidity needs over both the short term and the long term.

Our short-term liquidity needs consist primarily of funds necessary to pay operating expenses associated with our facilities, refinancing of certain mortgage indebtedness, interest expense and scheduled principal payments on debt, expected distributions to limited partners and shareholders, capital expenditures and the development of new facilities.  These funding requirements will vary from year to year, in some cases significantly.  In the 2015 fiscal year, we expect recurring capital expenditures to be approximately $10 million to $15 million, planned capital improvements and facility upgrades to be approximately $7 million to $11 million and costs associated with the development of new facilities to be approximately $40 million to $45 million.  Our currently scheduled principal payments on debt, including borrowings outstanding on the Credit Facility and Term Loan Facility, are approximately $84.9 million in 2015.

Our most restrictive financial covenants limit the amount of additional leverage we can add; however, we believe cash flows from operations, access to equity financing, including through our “at-the-market” equity program, and available borrowings under our Credit Facility provide adequate sources of liquidity to enable us to execute our current business plan and remain in compliance with our covenants.

Our liquidity needs beyond 2015 consist primarily of contractual obligations which include repayments of indebtedness at maturity, as well as potential discretionary expenditures such as (i) non-recurring capital expenditures; (ii) redevelopment of operating facilities; (iii) acquisitions of additional facilities; and (iv) development of new facilities. We will have to satisfy the portion of our needs not covered by cash flow from operations through additional borrowings, including borrowings under our Credit Facility, sales of common or preferred shares of the Parent Company and common or preferred units of the Operating Partnership and/or cash generated through facility dispositions and joint venture transactions.

We believe that, as a publicly traded REIT, we will have access to multiple sources of capital to fund our long-term liquidity requirements, including the incurrence of additional debt and the issuance of additional equity.  However, we cannot provide any assurance that this will be the case.  Our ability to incur additional debt will be dependent on a number of factors, including our degree of leverage, the value of our unencumbered assets and borrowing restrictions that may be imposed by lenders.  In addition, dislocation in the United States debt markets may significantly reduce the availability and increase the cost of long-term debt capital, including conventional mortgage financing and commercial mortgage-backed securities financing.  There can be no assurance that such capital will be readily available in the future.  Our ability to access the equity capital markets will be dependent on a number of factors as well, including general market conditions for REITs and market perceptions about us.

As of December 31, 2014, we had approximately $2.9 million in available cash and cash equivalents.  In addition, we had approximately $222.0 million of availability for borrowings under our Credit Facility.

Unsecured Senior Notes

On December 17, 2013, the Operating Partnership issued $250 million in aggregate principal amount of 4.375% unsecured senior notes due December 15, 2023 (the “2023 Senior Notes”).  On June 26, 2012, the Operating Partnership issued $250 million in aggregate principal amount of 4.80% unsecured senior notes due July 15, 2022 (the “2022 Senior Notes”).  The 2023 Senior Notes along with the 2022 Senior Notes are collectively referred to as the “Senior Notes.”  The indenture under which the Senior Notes were issued restricts the ability of the Operating Partnership and its subsidiaries to incur debt unless the Operating Partnership and its consolidated subsidiaries comply with a leverage ratio not to exceed 60% and an interest coverage ratio of more than 1.5:1 after giving effect to the incurrence of the debt.  The indenture also restricts the ability of the Operating Partnership and its subsidiaries to incur secured debt unless the Operating Partnership and its consolidated subsidiaries comply with a secured debt leverage ratio not to exceed 40% after giving effect to the incurrence of the debt.  The indenture also contains other financial and customary covenants, including a covenant not to own unencumbered assets with a value less than 150% of the unsecured indebtedness of the Operating Partnership and its consolidated subsidiaries. As of and for the year ended December 31, 2014, the Operating Partnership was in compliance with all of the financial covenants under the Senior Notes.

Revolving Credit Facility and Unsecured Term Loans

On June 20, 2011, we entered into an unsecured term loan agreement (the “Term Loan Facility”) which consisted of a $100 million term loan with a five-year maturity (“Term Loan A”) and a $100 million term loan with a seven-year maturity (“Term Loan B”).  On December 9, 2011, we entered into a credit facility (the “Credit Facility”) comprised of a $100 million unsecured term loan maturing in December 2014 (“Term Loan C”); a $200 million unsecured term loan maturing in March 2017 (“Term Loan D”); and a $300 million unsecured revolving facility maturing in December 2015 (“Revolver”).

On June 18, 2013, we amended both the Term Loan Facility and Credit Facility.  With respect to the Term Loan Facility, among other things, the amendment extended the maturity and decreased the pricing of Term Loan A, while Term Loan B remained unchanged by the amendment.  On August 5, 2014, we further amended the Term Loan Facility (collectively with the amendment on June 18, 2013, the “Amendments”) to extend the maturity and decrease the pricing of Term Loan B.  On December 17, 2013, we repaid the $100 million balance under Term Loan C that was scheduled to mature in December 2014.

Pricing on the Term Loan Facility depends on our unsecured debt credit ratings.  On September 25, 2014, our unsecured debt credit rating was upgraded to Baa2 from Baa3 by Moody’s Investors Service with a stable outlook.  As a result, the LIBOR spreads applicable to our borrowing under the Term Loan Facility were reduced, effective October 1, 2014.  In addition, on November 3, 2014, our unsecured bonds and issuer ratings were upgraded to BBB from BBB- by Standard and Poor’s Ratings Services with a stable outlook.  At our current Baa2/BBB level, amounts drawn under Term Loan A are priced at 1.30% over LIBOR, with no LIBOR floor, while amounts drawn under Term Loan B are priced at 1.15% over LIBOR, with no LIBOR floor.

		Term Loan Facility Prior to Amendments			Term Loan Facility As Amended
			LIBOR Spread			LIBOR Spread
	Amount	Maturity Date	Baa3/BBB-	Baa2/BBB	Maturity Date	Baa3/BBB-	Baa2/BBB
Term Loan A	$100 million	June 2016	1.85%	1.65%	June 2018	1.50%	1.30%
Term Loan B	$100 million	June 2018	2.00%	1.80%	January 2020	1.40%	1.15%

With respect to the Credit Facility, among other things, the Amendments extended the maturities of the Revolver and Term Loan D and decreased the pricing of the Revolver, Term Loan C and Term Loan D.  Pricing on the Credit Facility depends on our unsecured debt credit ratings.  At our current Baa2/BBB level, amounts drawn under the Revolver are priced at 1.30% over LIBOR, inclusive of a facility fee of 0.20%, with no LIBOR floor, while amounts drawn under Term Loan C and Term Loan D are priced at 1.30% over LIBOR, with no LIBOR floor.

		Credit Facility Prior to Amendments			Credit Facility As Amended
			LIBOR Spread			LIBOR Spread
	Amount	Maturity Date	Baa3/BBB-	Baa2/BBB	Maturity Date	Baa3/BBB-	Baa2/BBB
Revolver	$300 million	December 2015	1.80%	1.50%	June 2017	1.60%	1.30%
Term Loan C (1)	$100 million	December 2014	1.75%	1.45%	December 2014	1.50%	1.30%
Term Loan D	$200 million	March 2017	1.75%	1.45%	January 2019	1.50%	1.30%

(1)         On December 17, 2013, we repaid the $100 million balance under Term Loan C that was scheduled to mature in December 2014.

We incurred costs of $2.1 million in 2013 and $0.2 million in 2014 in connection with the Amendments and capitalized such costs as a component of loan procurement costs, net of amortization on the consolidated balance sheets.  Unamortized costs, along with costs incurred in connection with the amendments, are amortized as an adjustment to interest expense over the remaining term of the modified facilities. In connection with the repayment of Term Loan C, we recognized $0.4 million related to the write-off of unamortized loan procurement costs associated with that term loan.

As of December 31, 2014, $200 million of unsecured term loan borrowings were outstanding under the Term Loan Facility, $200 million of unsecured term loan borrowings were outstanding under the Credit Facility, $78.0 million of unsecured revolving credit facility borrowings were outstanding under the Credit Facility and $222.0 million was available for borrowing on the unsecured revolving portion of the Credit Facility.  The available balance under the unsecured revolving portion of the Credit Facility is reduced by an outstanding letter of credit of $30 thousand.  In connection with a portion of the unsecured borrowings, we had interest rate swaps as of December 31, 2014 that fix 30-day LIBOR (see note 10 to the consolidated financial statements).  As of December 31, 2014, borrowings under the Credit Facility and Term Loan Facility, as amended and after giving effect to the interest rate swaps, had an effective weighted average interest rate of 2.95%.

The Term Loan Facility and the term loan under the Credit Facility were fully drawn at December 31, 2014 and no further borrowings may be made under the term loans.  Our ability to borrow under the revolving portion of the Credit Facility is subject to ongoing compliance with certain financial covenants which include:

•         Maximum total indebtedness to total asset value of 60.0% at any time;

•         Minimum fixed charge coverage ratio of 1.50:1.00; and

•         Minimum tangible net worth of $821,211,200 plus 75% of net proceeds from equity issuances after June 30, 2010.

Further, under the Credit Facility and Term Loan Facility, we are restricted from paying distributions on the Parent Company’s common shares in excess of the greater of (i) 95% of funds from operations, and (ii) such amount as may be necessary to maintain the Parent Company’s REIT status.

As of December 31, 2014, we were in compliance with all of our financial covenants and anticipate being in compliance with all of our financial covenants through the terms of the Credit Facility and Term Loan Facility.

Issuance of Common Shares

Pursuant to a previous sales agreement, we had an “at-the-market” equity program that enabled us to sell common shares through a sales agent. On May 7, 2013, we terminated the previous sales agreement with our previous sales agent and entered into separate equity distribution agreements (the “Equity Distribution Agreements”) with each of Wells Fargo Securities LLC; BMO Capital Markets Corp.; Jefferies LLC; Merrill Lynch, Pierce, Fenner & Smith Incorporated; and RBC Capital Markets, LLC (collectively, the “Sales Agents”).   The Equity Distribution Agreements replaced the previous sale agreement and were amended on May 5, 2014 and October 2, 2014 to increase the number of common shares authorized for sale through “at-the-market” equity offerings.  Pursuant to the Equity Distribution Agreements, as amended, we may sell, from time to time, up to 30 million common shares of beneficial interest through the Sales Agents.

During 2014, we sold a total of 15.2 million common shares under the agreements at an average sales price of $18.22 per share, resulting in net proceeds of $273.0 million after deducting offering costs.  The proceeds from the sales conducted during the year ended December 31, 2014 were used to fund acquisitions of self-storage facilities and for general corporate purposes.  As of December 31, 2014, 9.2 million common shares remained available for issuance under the Equity Distribution Agreements.

During 2013, we sold a total of 5.7 million common shares under the previous sales agreement and the Equity Distribution Agreements at an average sales price of $17.92 per share, resulting in net proceeds of $100.3 million after deducting offering costs.  The proceeds from the sales conducted during the year ended December 31, 2013 were used to fund acquisitions of self-storage facilities and for general corporate purposes.

On October 20, 2014, the Parent Company completed its public offering of 7,475,000 common shares at a public offering price of $19.33, inclusive of the full exercise by the underwriters of their option to purchase 975,000 shares to cover over-allotments. We received approximately $143.0 million in net proceeds from the offering after deducting the underwriting discount and other offering expenses.  The proceeds combined with the proceeds raised from the program were used for general corporate purposes including funding a portion of our investment activity.

Other Material Changes in Financial Position

	December 31,
	2014	2013	Change
		(in thousands)
Selected Assets
Storage facilities, net	$2,625,129	$2,155,170	$469,959
Investment in real estate venture, at equity	$95,709	$156,310	$(60,601)

Selected Liabilities
Revolving credit facility	$78,000	$38,600	$39,400

Storage facilities, net of accumulated depreciation, increased $470.0 million primarily as a result of the acquisition of 53 facilities, fixed asset additions and development during the year.  Investment in real estate venture, at equity decreased by $60.6 million on account of the HHF joint venture obtaining a $100 million loan secured by the 34 self-storage facilities located in Texas and distributing the net proceeds proportionately to the partners as well as net losses during the year that reduced the carrying value of our investment.

The outstanding borrowings under the revolving portion of the Credit Facility increased $39.4 million as a result of additional borrowings made to fund a portion of the 2014 acquisitions and the repayment of multiple mortgages during the year.

Contractual Obligations

The following table summarizes our known contractual obligations as of December 31, 2014 (in thousands):

	Payments Due by Period
							2020 and
	Total	2015	2016	2017	2018	2019	thereafter
Mortgage loans and notes payable (a)	$192,367	$84,874	$36,837	$1,784	$1,886	$10,852	$56,134
Revolving credit facility and unsecured term loans	478,000	—	—	78,000	100,000	200,000	100,000
Unsecured senior notes	500,000	—	—	—	—	—	500,000
Interest payments	261,979	46,443	40,705	35,982	32,802	27,925	78,122
Ground leases	95,253	1,443	1,649	1,649	1,562	1,557	87,393
Software and service contracts	3,216	2,116	969	131
Construction commitments	50,294	42,800	7,494	—	—	—	—
	$1,581,109	$177,676	$87,654	$117,546	$136,250	$240,334	$821,649

(a)  Amounts do not include unamortized discounts/premiums.

We expect to satisfy contractual obligations owed in 2015 through a combination of cash generated from operations and from draws on the revolving portion of our Credit Facility.

Off-Balance Sheet Arrangements

We do not have off-balance sheet arrangements, financings, or other relationships with other unconsolidated entities (other than our co-investment partnerships) or other persons, also known as variable interest entities not previously discussed.

ITEM 7A.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our future income, cash flows and fair values relevant to financial instruments depend upon prevailing market interest rates.

Market Risk

Our investment policy relating to cash and cash equivalents is to preserve principal and liquidity while maximizing the return through investment of available funds.

Effect of Changes in Interest Rates on our Outstanding Debt

Our interest rate risk objectives are to limit the impact of interest rate fluctuations on earnings and cash flows and to lower our overall borrowing costs. To achieve these objectives, we manage our exposure to fluctuations in market interest rates for a portion of our borrowings through the use of derivative financial instruments such as interest rate swaps or caps to mitigate our interest rate risk on a related financial instrument or to effectively lock the interest rate on a portion of our variable rate debt.  The analysis below presents the sensitivity of the market value of our financial instruments to selected changes in market interest rates.  The range of changes chosen reflects our view of changes which are reasonably possible over a one-year period.  Market values are the present value of projected future cash flows based on the market interest rates chosen.

As of December 31, 2014 our consolidated debt consisted of $1.1 billion of outstanding mortgages, unsecured senior notes and unsecured term loans that are subject to fixed rates, including variable rate debt that is effectively fixed through our use of interest rate swaps.  There was also $78.0 million of outstanding credit facility borrowings subject to floating rates.  Changes in market interest rates have different impacts on the fixed and variable rate portions of our debt portfolio.  A change in market interest rates on the fixed portion of the debt portfolio impacts the net financial instrument position, but has no impact on interest incurred or cash flows.  A change in market interest rates on the variable portion of the debt portfolio impacts the interest incurred and cash flows, but does not impact the net financial instrument position.

If market interest rates on our variable rate debt increase by 100 basis points, the increase in annual interest expense on our variable rate debt would decrease future earnings and cash flows by approximately $0.8 million a year.  If market interest rates on our variable rate debt decrease by 100 basis points, the decrease in interest expense on our variable rate debt would increase future earnings and cash flows by approximately $0.8 million a year.

If market interest rates increase by 100 basis points, the fair value of our outstanding fixed-rate mortgage debt, unsecured senior notes and unsecured term loans would decrease by approximately $56.1 million.  If market interest rates decrease by 100 basis points, the fair value of our outstanding fixed-rate mortgage debt, unsecured senior notes and unsecured term loans would increase by approximately $61.9 million.

ITEM 8.  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Financial statements required by this item appear with an Index to Financial Statements and Schedules, starting on page F-1 of this Report.

ITEM 9.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A.  CONTROLS AND PROCEDURES

Controls and Procedures (Parent Company)

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this Report, the Parent Company carried out an evaluation, under the supervision and with the participation of its management, including its chief executive officer and chief financial officer, of the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rules 13a-15(e) under the Exchange Act.

Based on that evaluation, the Parent Company’s chief executive officer and chief financial officer have concluded that the Parent Company’s disclosure controls and procedures are designed at a reasonable assurance level and are effective to provide reasonable assurance that information required to be disclosed by the Parent Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms and that such information is accumulated and communicated to the Parent Company’s management, including its chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Changes in Internal Control Over Financial Reporting

There has been no change in the Parent Company’s internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) during its most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.

Management’s Report on Internal Control Over Financial Reporting

Management’s report on internal control over financial reporting of the Parent Company is set forth on page F-2 of this Report, and is incorporated herein by reference. The effectiveness of the Parent Company’s internal control over financial reporting as of December 31, 2014 has been audited by KPMG LLP, an independent registered public accounting firm, as stated in its report which is included herein.

Controls and Procedures (Operating Partnership)

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this Report, the Operating Partnership carried out an evaluation, under the supervision and with the participation of its management, including the Operating Partnership’s chief executive officer and chief financial officer, of the effectiveness of the design and operation of the Operating Partnership’s disclosure controls and procedures (as defined in Rules 13a-15(e) under the Exchange Act).

Based on that evaluation, the Operating Partnership’s chief executive officer and chief financial officer have concluded that the Operating Partnership’s disclosure controls and procedures are designed at a reasonable assurance level and are effective to provide reasonable assurance that information required to be disclosed by the Operating Partnership in reports that it files or submits under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms and that such information is accumulated and communicated to the Operating Partnership’s management, including the Operating Partnership’s chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Changes in Internal Control Over Financial Reporting

There has been no change in the Operating Partnership’s internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) during our most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Operating Partnership’s internal control over financial reporting.

Management’s Report on Internal Control Over Financial Reporting

Management’s report on internal control over financial reporting of the Operating Partnership is set forth on page F-3 of this Report, and is incorporated herein by reference. The effectiveness of the Operating Partnership’s internal control over financial reporting as of December 31, 2014 has been audited by KPMG LLP, an independent registered public accounting firm, as stated in its report which is included herein.

ITEM 9B.  OTHER INFORMATION

Not applicable.

PART III

ITEM 10.  TRUSTEES, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

We have adopted a Code of Ethics for all of our employees, officers and trustees, including our principal executive officer and principal financial officer, which is available on our website at www.cubesmart.com.  We intend to disclose any amendment to, or a waiver from, a provision of our Code of Ethics on our website within four business days following the date of the amendment or waiver.

The remaining information required by this item regarding trustees, executive officers and corporate governance is hereby incorporated by reference to the material appearing in the Parent Company’s Proxy Statement for the Annual Shareholders Meeting to be held in 2015 (the “Proxy Statement”) under the captions “Proposal 1: Election of Trustees,” “Executive Officers,” “Meetings and Committees of the Board of Trustees,” and “Shareholder Proposals and Nominations for the 2015 Annual Meeting.”  The information required by this item regarding compliance with Section 16(a) of the Exchange Act is hereby incorporated by reference to the material appearing in the Parent Company’s Proxy Statement under the caption “Section 16(a) Beneficial Ownership Reporting Compliance.”

ITEM 11.  EXECUTIVE COMPENSATION

The information required by this item is hereby incorporated by reference to the material appearing in the Parent Company’s Proxy Statement under the captions “Compensation Committee Report,” “Meetings and Committees of the Board of Trustees — Compensation Committee Interlocks and Insider Participation,” “Compensation Discussion and Analysis,” “Executive Compensation,” “Potential Payments Upon Termination or Change in Control,” and “Trustee Compensation.”

ITEM 12.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED SHAREHOLDER MATTERS

The following table sets forth certain information regarding our equity compensation plans as of December 31, 2014.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights		Weighted-average exercise price of outstanding options, warrants and rights		Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column(a))
	(a)		(b)		(c)
Equity compensation plans approved by shareholders	3,692,301	(1)	$11.76	(2)	1,958,057
Equity compensation plans not approved by shareholders	—		—		—
Total	3,692,301		$11.76		1,958,057

(1)           Excludes 591,430 shares subject to outstanding restricted share unit awards.

(2)                                 This number reflects the weighted-average exercise price of outstanding options and has been calculated exclusive of outstanding restricted unit awards.

The information regarding security ownership of certain beneficial owners and management required by this item is hereby incorporated by reference to the material appearing in the Parent Company’s Proxy Statement under the caption “Security Ownership of Management” and “Security Ownership of Beneficial Owners.”

ITEM 13.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND TRUSTEE INDEPENDENCE

The information required by this item is hereby incorporated by reference to the material appearing in the Parent Company’s Proxy Statement under the captions “Corporate Governance- Independence of Trustees,” “Policies and Procedures Regarding Review, Approval or Ratification of Transactions With Related Persons,” and “Transactions With Related Persons.”

ITEM 14.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this item is hereby incorporated by reference to the material appearing in the Parent Company’s Proxy Statement under the captions “Audit Committee Matters - Fees Paid to Our Independent Registered Public Accounting Firm” and “- Audit Committee Pre-Approval Policies and Procedures.”

PART IV

ITEM 15.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Documents filed as part of this report:

1. Financial Statements.

The response to this portion of Item 15 is submitted as a separate section of this report.

2. Financial Statement Schedules.

The response to this portion of Item 15 is submitted as a separate section of this report.

3. Exhibits.

The list of exhibits filed with this Report is set forth in response to Item 15(b). The required exhibit index has been filed with the exhibits.

(b) Exhibits.  The following documents are filed as exhibits to this report:

3.1*	Articles of Amendment and Restatement of Declaration of Trust of U-Store-It Trust, incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K, filed on November 2, 2004.

3.2*	Articles of Amendment of Declaration of Trust of CubeSmart, dated September 14, 2011, incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K, filed on September 16, 2011.

3.3*

Articles Supplementary to Declaration of Trust of CubeSmart classifying and designating CubeSmart’s 7.75% Series A Cumulative Redeemable Preferred Shares of Beneficial Interest, incorporated by reference to Exhibit 3.3 to CubeSmart’s Form 8-A, filed on October 31, 2011.

3.4*	Third Amended and Restated Bylaws of CubeSmart, effective September 14, 2011, incorporated by reference to Exhibit 3.2 to the Company’s Current Report on Form 8-K, filed on September 16, 2011.

3.5*	Certificate of Limited Partnership of U-Store-It, L.P., incorporated by reference to Exhibit 3.1 to CubeSmart, L.P.’s Registration Statement on Form 10, filed on July 15, 2011.

3.6*

Amendment No. 1 to Certificate of Limited Partnership of CubeSmart, L.P., dated September 14, 2011, incorporated by reference to Exhibit 3.3 to the Company’s Current Report on Form 8-K, filed on September 16, 2011.

3.7*

Second Amended and Restated Agreement of Limited Partnership of U-Store-It, L.P. dated as of October 27, 2004, incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed on November 2, 2004.

3.8*

Amendment No. 1 to Second Amended and Restated Agreement of Limited Partnership of CubeSmart, L.P. dated as of September 14, 2011, incorporated by reference to Exhibit 3.4 to the Company’s Current Report on Form 8-K, filed on September 16, 2011.

3.9*

Amendment No. 2 to Second Amended and Restated Agreement of Limited Partnership of CubeSmart, L.P. dated as of November 2, 2011, incorporated by reference to Exhibit 3.2 to the Company’s Current Report on Form 8-K, filed on November 2, 2011.

4.1*	Form of Common Share Certificate, incorporated by reference to Exhibit 4.1 to Amendment No. 3 to the Company’s Registration Statement on Form S-11, filed on October 20, 2004, File No. 333-117848.

4.2*

Form of Certificate for CubeSmart’s 7.75% Series A Cumulative Redeemable Preferred Shares of Beneficial Interest, incorporated by reference to Exhibit 4.1 to CubeSmart’s Form 8-A, filed on October 31, 2011.

4.3*

Indenture, dated as of September 16, 2011, among CubeSmart, L.P., CubeSmart and U.S. Bank National Association, incorporated by reference to Exhibit 4.5 to the Company’s Registration Statement on Form S-3, filed on September 16, 2011.

4.4*

First Supplemental Indenture, dated as of June 26, 2012, among the Company, the Operating Partnership and U.S. Bank National Association, incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed on June 26, 2012.

4.5*

Form of $250 million aggregate principal amount of 4.80% senior note due July 15, 2022, incorporated herein by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K, filed on June 26, 2012.

4.6*	Form of CubeSmart Notation of Guarantee, incorporated herein by reference to Exhibit 4.3 to the Company’s Current Report on Form 8-K, filed on June 26, 2012.

4.7*

Second Supplemental Indenture, dated as of December 17, 2013, among the Company, the Operating Partnership and U.S. Bank National Association, incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed on December 17, 2013.

4.8*

$250 million aggregate principal amount of 4.375% senior notes due December 15, 2023, incorporated herein by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K, filed on December 17, 2013.

4.9*	CubeSmart Guarantee, incorporated herein by reference to Exhibit 4.3 to the Company’s Current Report on Form 8-K, filed on December 17, 2013.

10.1*

Settlement Agreement and Mutual Release, by and among U-Store-It Trust, U-Store-It, L.P., YSI Management LLC, U-Store-It Mini Warehouse Co., U-Store-It Development, LLC, Dean Jernigan, Kathleen A. Weigand, Robert J. Amsdell, Barry L. Amsdell, Todd C. Amsdell, Kyle V. Amsdell, Rising Tide Development LLC, and Amsdell and Amsdell, dated August 6, 2007, incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed on August 7, 2007.

10.2*

First Amendment to Lease, by and between U-Store-It, L.P. and Amsdell and Amsdell, dated August 6, 2007, amending Lease dated March 29, 2005, incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K, filed on August 7, 2007.

10.3*

First Amendment to Lease, by and between U-Store-It, L.P. and Amsdell and Amsdell, dated August 6, 2007, amending Lease dated December 5, 2005, incorporated by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K, filed on August 7, 2007.

10.4*

First Amendment to Lease, by and between U-Store-It, L.P. and Amsdell and Amsdell, dated August 6, 2007, amending Lease dated December 5, 2005, incorporated by reference to Exhibit 10.6 to the Company’s Current Report on Form 8-K, filed on August 7, 2007.

10.5*

First Amendment to Lease, by and between U-Store-It, L.P. and Amsdell and Amsdell, dated August 6, 2007, amending Lease dated December 5, 2005, incorporated by reference to Exhibit 10.7 to the Company’s Current Report on Form 8-K, filed on August 7, 2007.

10.6*

First Amendment to Lease, by and between U-Store-It, L.P. and Amsdell and Amsdell, dated August 6, 2007, amending Lease dated December 5, 2005, incorporated by reference to Exhibit 10.8 to the Company’s Current Report on Form 8-K, filed on August 7, 2007.

10.7*

Lease, dated March 29, 2005, by and between Amsdell and Amsdell and U-Store-It, L.P., incorporated by reference to Exhibit 10.41 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2004, filed on March 31, 2005.

10.8*

Lease, dated June 29, 2005, by and between Amsdell and Amsdell and U-Store-It, L.P., incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2005, filed on August 12, 2005.

10.9*

Lease, dated June 29, 2005, by and between Amsdell and Amsdell and U-Store-It, L.P., incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2005, filed on August 12, 2005.

10.10*†

Amended and Restated Executive Employment Agreement, dated January 24, 2011, by and between U-Store-It Trust and Christopher P. Marr, incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed on January 27, 2011.

10.11*†

Amended and Restated Executive Employment Agreement, dated June 29, 2010, by and between U-Store-It Trust and Timothy M. Martin, incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed on July 2, 2010.

10.12*†

Indemnification Agreement, dated as of October 27, 2004, by and among U-Store-It Trust, U-Store-It, L.P. and David J. LaRue (substantially identical agreements have been entered into with Dean Jernigan, Christopher P. Marr, Timothy M. Martin, Jeffrey P. Foster, Daniel William M. Diefenderfer III, Piero Bussani, John W. Fain, B. Hurwitz, Marianne M. Keler, and John F. Remondi), incorporated by reference to Exhibit 10.19 to the Company’s Current Report on Form 8-K, filed on November 2, 2004.

10.13*†

Amended and Restated Noncompetition Agreement, dated as of June 29, 2010, by and between U-Store-It Trust and Timothy M. Martin, incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K, filed on July 2, 2010.

10.14*†

Amended and Restated Noncompetition Agreement, dated as of January 24, 2011, by and between U-Store-It Trust and Christopher P. Marr, incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K, filed on January 27, 2011.

10.15*†

Amended and Restated Noncompetition Agreement, dated as of June 29, 2010, by and between U-Store-It Trust and Dean Jernigan, incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K, filed on July 2, 2010.

10.16*†

Nonqualified Share Option Agreement, dated as of June 5, 2006, by and between U-Store-It Trust and Christopher P. Marr, incorporated by reference to Exhibit 10.4 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2006, filed on August 8, 2006.

10.17*†

Nonqualified Share Option Agreement, dated as of April 19, 2006, by and between U-Store-It Trust and Dean Jernigan, incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K, filed on April 24, 2006.

10.18*†

Form of Restricted Share Agreement for Non-Employee Trustees under the U-Store-It Trust 2007 Equity Incentive Plan, incorporated by reference to Exhibit 10.83 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2007, filed on February 29, 2008.

10.19*†

Form of Nonqualified Share Option Agreement under the U-Store-It Trust 2004 Equity Incentive Plan, incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2007, filed on May 10, 2007.

10.20*†

Form of Performance-Vested Restricted Share Agreement under the U-Store-It Trust 2004 Equity Incentive Plan, incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2007, filed on May 10, 2007

10.21*†

Form of Restricted Share Agreement under the U-Store-It Trust 2004 Equity Incentive Plan, incorporated by reference to Exhibit 10.4 to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2007, filed on May 10, 2007.

10.22*†

Form of Nonqualified Share Option Agreement under the U-Store-It Trust 2007 Equity Incentive Plan, incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed on January 25, 2008.

10.23*†

Form of Restricted Share Agreement under the U-Store-It Trust 2007 Equity Incentive Plan, incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed on January 25, 2008.

10.24*†

U-Store-It Trust Trustees Deferred Compensation Plan, amended and restated effective January 1, 2009, incorporated by reference to Exhibit 10.78 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2008, filed on March 2, 2009.

10.25*†

U-Store-It Trust Executive Deferred Compensation Plan, amended and restated effective January 1, 2009, incorporated by reference to Exhibit 10.79 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2008, filed on March 2, 2009.

10.26*†	U-Store-It Trust Deferred Trustees Plan, effective as of May 31, 2005, incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed on June 6, 2005.

10.27*†	Amended and Restated U-Store It Trust 2007 Equity Incentive Plan, effective June 2, 2011, incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed on June 4, 2011.

10.28*†	2004 Equity Incentive Plan of U-Store-It Trust, effective as of October 19, 2004, incorporated by reference to Exhibit 10.6 to the Company’s Current Report on Form 8- K, filed on November 2, 2004.

10.29*†

Amended and Restated Employment Letter Agreement, dated April 4, 2011, by and between U-Store-It Trust and Jeffrey P. Foster, incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed on April 6, 2011.

10.30*

Term Loan Agreement dated as of June 20, 2011 by and among U-Store-It, L.P., as Borrower, U-Store-It Trust, and Wells Fargo Securities, LLC and PNC Capital Markets LLC, as joint lead arrangers and joint bookrunners, incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed on June 23, 2011.

10.31*

Agreement for Purchase & Sale, dated as of October 24, 2011, by and between CubeSmart, L.P. and 200 East 135th Street LLC, 1880 Bartow Avenue LLC, 255 Exterior St LLC, 1376 Cromwell LLC, 175th Street DE LLC, Boston Rd LLC, Bronx River LLC, Bruckner Blvd LLC, 1980 White Plains Road, 552 Van Buren LLC, 481 Grand LLC, 2047 Pitkin LLC, Sheffield Ave LLC, Cropsey Ave LLC, 9826 Jamaica Ave LLC, 179 Jamaica Avenue Realty LLC, 714 Markley St LLC, Yorktown Heights Storage, LLC, Marbledale Rd LLC, New Rochelle Storage Partners, L.L.C., Wilton Storage Partners L.L.C. and Shelton Storage LLC, incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed on October 24, 2011.

10.32*

Registration Rights Agreement dated as of October 24, 2011 by and between CubeSmart and Wells Fargo Investment Holdings, LLC, incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed on October 24, 2011.

10.33*	Waiver of Ownership Limitation, incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K, filed on October 24, 2011.

10.34*

Purchase Agreement for Series B Cumulative Redeemable Preferred Shares of Beneficial Interest, dated October 24, 2011, between CubeSmart and Wells Fargo Investment Holdings, LLC, incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed on October 31, 2011.

10.35*

Credit Agreement dated as of December 9, 2011 by and among CubeSmart, L.P., CubeSmart, Wells Fargo Securities, LLC and Merrill Lynch, Pierce Fenner & Smith Incorporated, as Revolver and Tranche A joint lead arrangers and joint bookrunners and Wells Fargo Securities, LLC, as Tranche B sole lead arranger and sole bookrunner, incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed on December 14, 2011.

10.36*†

Form of Restricted Share Agreement under the CubeSmart 2007 Equity Incentive Plan, incorporated herein by reference to Exhibit 10.42 to the Company’s Annual Report on Form 10-K, filed on February 28, 2013.

10.37*†

Form of Non-Qualified Share Option Agreement under the CubeSmart 2007 Equity Incentive Plan, incorporated herein by reference to Exhibit 10.43 to the Company’s Annual Report on Form 10-K, filed on February 28, 2013.

10.38*†

Form of 2012 Performance-Vested Restricted Share Unit Award Agreement under the CubeSmart 2007 Equity Incentive Plan, incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed on January 31, 2012.

10.39*

First Amendment to Credit Agreement, dated as of April 5, 2012, by and among CubeSmart, L.P., CubeSmart, Wells Fargo Bank, National Association and each of the lenders party to the credit agreement dated December 9, 2011, incorporated herein by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2012, filed on May 7, 2012.

10.40*†

Performance Share Unit Award and Agreement, dated May 30, 2012, between CubeSmart and Dean Jernigan, incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed on June 1, 2012.

10.41*†

Form of Restricted Share Unit Award Agreement (2-Year Vesting) under the CubeSmart 2007 Equity Incentive Plan, incorporated herein by reference to Exhibit 10.47 to the Company’s Annual Report on Form 10-K, filed on February 28, 2013.

10.42*†

Form of Performance-Vested Restricted Share Unit Award Agreement under the CubeSmart 2007 Equity Incentive Plan, incorporated herein by reference to Exhibit 10.48 to the Company’s Annual Report on Form 10-K, filed on February 28, 2013.

10.43*	Waiver of Ownership Limitation, incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2013, filed on May 6, 2013.

10.44*

Form of Equity Distribution Agreement, dated May 7, 2013, by and among CubeSmart, CubeSmart, L.P. and each of Wells Fargo Securities, LLC, BMO Capital Markets Corp., Jefferies LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and RBC Capital Markets, LLC, incorporated by reference to Exhibit 1.1. to the Company’s Current Report on Form 8-K, filed on May 7, 2013.

10.45*

Second Amendment to Credit Agreement dated as of June 18, 2013 by and among CubeSmart, L.P., CubeSmart, Wells Fargo Bank, National Association, as Administrative Agent and each of the lenders, incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed on June 18, 2013.

10.46*

Second Amendment to Term Loan Agreement dated as of June 18, 2013 by and among CubeSmart, L.P., CubeSmart, Wells Fargo Bank, National Association, as Administrative Agent and each of the lenders, incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K, filed on June 18, 2013.

10.47*†	Advisory Agreement, incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2013, filed on November 8, 2013.

10.48*

Purchase and Sale Agreement, dated as of October 28, 2013, by and among the Sellers listed therein and CubeSmart, L.P., incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed on December 10, 2013.

10.49*

Purchase and Sale Agreement, dated as of October 28, 2013, by and among the Sellers listed therein and CubeSmart, L.P., incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed on December 10, 2013.

10.50*†

Executive Employment Agreement, entered into as of January 24, 2014 and effective as of January 1, 2014, by and between CubeSmart and Christopher P. Marr, incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed on January 28, 2014.

10.51*†

Form of Non-Qualified Share Option Agreement (3-Year Vesting) under the CubeSmart 2004 Equity Incentive Plan, incorporated by reference to Exhibit 10.57 to the Company’s Annual Report on Form 10-K, filed on February 28, 2014.

10.52*†

Form of Non-Qualified Share Option Agreement for Executive Officers (3-Year Vesting) under the CubeSmart 2007 Equity Incentive Plan, incorporated by reference to Exhibit 10.58 to the Company’s Annual Report on Form 10-K, filed on February 28, 2014.

10.53*†

Form of Non-Qualified Share Option Agreement (3-Year Vesting) under the CubeSmart 2007 Equity Incentive Plan, incorporated by reference to Exhibit 10.59 to the Company’s Annual Report on Form 10-K, filed on February 28, 2014.

10.54*†

Form of Performance Share Award Agreement for Executive Officers (3-Year Vesting) under the CubeSmart 2007 Equity Incentive Plan, incorporated by reference to Exhibit 10.60 to the Company’s Annual Report on Form 10-K, filed on February 28, 2014.

10.55*†

Form of Performance Share Award Agreement (3-Year Vesting) under the CubeSmart 2007 Equity Incentive Plan, incorporated by reference to Exhibit 10.61 to the Company’s Annual Report on Form 10-K, filed on February 28, 2014.

10.56*†

Form of Restricted Share Award Agreement (3-Year Vesting) under the CubeSmart 2004 Equity Incentive Plan, incorporated by reference to Exhibit 10.62 to the Company’s Annual Report on Form 10-K, filed on February 28, 2014.

10.57*†

Form of Restricted Share Award Agreement for Executive Officers (3-Year Vesting) under the CubeSmart 2007 Equity Incentive Plan, incorporated by reference to Exhibit 10.63 to the Company’s Annual Report on Form 10-K, filed on February 28, 2014.

10.58*†

Form of Restricted Share Award Agreement (3-Year Vesting) under the CubeSmart 2007 Equity Incentive Plan, incorporated by reference to Exhibit 10.64 to the Company’s Annual Report on Form 10-K, filed on February 28, 2014.

10.59*†

Form of Restricted Share Award Agreement (5-Year Vesting) under the CubeSmart 2004 Equity Incentive Plan, incorporated by reference to Exhibit 10.65 to the Company’s Annual Report on Form 10-K, filed on February 28, 2014.

10.60*

Form of Amendment No. 1 to Equity Distribution Agreement, dated May 5, 2014, by and among CubeSmart, CubeSmart, L.P. and each of the Sales Agents (as defined therein), incorporated by reference to Exhibit 1.1. to the Company’s Current Report on Form 8-K, filed on May 5, 2014.

10.61*

Form of Amendment No. 2 to Equity Distribution Agreement, dated October 2, 2014, by and among CubeSmart, CubeSmart, L.P. and each of the Sales Agents (as defined therein), incorporated by reference to Exhibit 1.1. to the Company’s Current Report on Form 8-K, filed on October 2, 2014.

10.62*

Agreement for Purchase and Sale, dated August 25, 2014, by and among CubeSmart, L.P. and certain limited liability companies controlled by HSRE REIT I and HSRE REIT II (the “HSRE Purchase Agreement”), incorporated by reference to Exhibit 10.1. to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2014, filed on November 5, 2014.

10.63*

Amendment no. 1 to the HSRE Purchase Agreement, dated October 2, 2014, by and among CubeSmart, L.P. and certain limited liability companies controlled by HSRE REIT I and HSRE REIT II, incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2014, filed on November 5, 2014.

10.64*

Amendment no. 2 to the HSRE Purchase Agreement, dated October 7, 2014, by and among CubeSmart, L.P. and certain limited liability companies controlled by HSRE REIT I and HSRE REIT II, incorporated by reference to Exhibit 10.4 to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2014, filed on November 5, 2014.

10.65*

Amendment no. 3 to the HSRE Purchase Agreement, dated October 9, 2014, by and among CubeSmart, L.P. and certain limited liability companies controlled by HSRE REIT I and HSRE REIT II, incorporated by reference to Exhibit 10.5 to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2014, filed on November 5, 2014.

10.66*

Amendment no. 4 to the HSRE Purchase Agreement, dated October 13, 2014, by and among CubeSmart, L.P. and certain limited liability companies controlled by HSRE REIT I and HSRE REIT II, incorporated by reference to Exhibit 10.6 to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2014, filed on November 5, 2014.

12.1	Statement regarding Computation of Ratios of CubeSmart

12.2	Statement regarding Computation of Ratios of CubeSmart, L.P.

21.1	List of Subsidiaries

23.1	Consent of KPMG LLP relating to financial statements of CubeSmart

23.2	Consent of KPMG LLP relating to financial statements of CubeSmart, L.P.

31.1	Certification of Chief Executive Officer of CubeSmart required by Rule 13a-14(a)/15d-14(a) under the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2	Certification of Chief Financial Officer of CubeSmart required by Rule 13a-14(a)/15d-14(a) under the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.3	Certification of Chief Executive Officer of CubeSmart, L.P. required by Rule 13a-14(a)/15d-14(a) under the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.4	Certification of Chief Financial Officer of CubeSmart, L.P. required by Rule 13a-14(a)/15d-14(a) under the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1	Certification of Chief Executive Officer and Chief Financial Officer of CubeSmart pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2	Certification of Chief Executive Officer and Chief Financial Officer of CubeSmart, L.P. pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.1	Material Tax Considerations.

101

The following CubeSmart and CubeSmart, L.P. financial information for the year ended December 31, 2014, formatted in XBRL (eXtensible Business Reporting Language): (i) the Consolidated Balance Sheets, (ii) the Consolidated Statements of Operations, (iii) the Consolidated Statement of Equity, (iv) the Consolidated Statements of Cash Flows, and (v) Notes to Consolidated Financial Statements, detailed tagged and filed herewith.

*	Incorporated herein by reference as above indicated.

†	Denotes a management contract or compensatory plan, contract or arrangement.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

CUBESMART

By:	/s/ Timothy M. Martin
Timothy M. Martin
Chief Financial Officer

Date: February 27, 2015

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated:

Signature	Title	Date

/s/ William M. Diefenderfer III	Chairman of the Board of Trustees	February 27, 2015
William M. Diefenderfer III

/s/ Christopher P. Marr	Chief Executive Officer and Trustee	February 27, 2015
Christopher P. Marr	(Principal Executive Officer)

/s/ Timothy M. Martin	Chief Financial Officer	February 27, 2015
Timothy M. Martin	(Principal Financial and Accounting Officer)

/s/ Piero Bussani	Trustee	February 27, 2015
Piero Bussani

/s/ John W. Fain	Trustee	February 27, 2015
John W. Fain

/s/ Marianne M. Keler	Trustee	February 27, 2015
Marianne M. Keler

/s/ John F. Remondi	Trustee	February 27, 2015
John F. Remondi

/s/ Jeffrey F. Rogatz	Trustee	February 27, 2015
Jeffrey F. Rogatz

/s/ Deborah Ratner Salzberg	Trustee	February 27, 2015
Deborah Ratner Salzberg

FINANCIAL STATEMENTS
INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

MANAGEMENT’S REPORT ON CUBESMART INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of CubeSmart (the “REIT”) is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Under Section 404 of the Sarbanes-Oxley Act of 2002, the REIT’s management is required to assess the effectiveness of the REIT’s internal control over financial reporting as of the end of each fiscal year, and report on the basis of that assessment whether the REIT’s internal control over financial reporting is effective.

The REIT’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. The REIT’s internal control over financial reporting includes those policies and procedures that:

•                  pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and the disposition of the assets of the REIT;

•                  provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that the receipts and expenditures of the REIT are being made only in accordance with the authorization of the REIT’s management and its Board of Trustees; and

•                  provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the REIT’s assets that could have a material effect on the financial statements.

There are inherent limitations in the effectiveness of any system of internal control, including the possibility of human error and the circumvention or overriding of controls. Accordingly, even an effective internal control system can provide only reasonable assurance with respect to financial statement preparation. Further, because of changes in conditions, the effectiveness of an internal control system may vary over time.

Under the supervision, and with the participation, of the REIT’s management, including the principal executive officer and principal financial officer, management conducted a review, evaluation and assessment of the effectiveness of our internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  In performing its assessment of the effectiveness of internal control over financial reporting, management has concluded that, as of December 31, 2014, the REIT’s internal control over financial reporting was effective based on the COSO framework.

The effectiveness of our internal control over financial reporting as of December 31, 2014, has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report that appears herein.

February 27, 2015

MANAGEMENT’S REPORT ON CUBESMART, L.P. INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of CubeSmart, L.P. (the “Partnership”) is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Under Section 404 of the Sarbanes-Oxley Act of 2002, the Partnership’s management is required to assess the effectiveness of the Partnership’s internal control over financial reporting as of the end of each fiscal year, and report on the basis of that assessment whether the Partnership’s internal control over financial reporting is effective.

The Partnership’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. The Partnership’s internal control over financial reporting includes those policies and procedures that:

•                  pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and the disposition of the assets of the Partnership;

•                  provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that the receipts and expenditures of the Partnership are being made only in accordance with the authorization of the Partnership’s management and its Board of Trustees; and

•                  provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Partnership’s assets that could have a material effect on the financial statements.

There are inherent limitations in the effectiveness of any system of internal control, including the possibility of human error and the circumvention or overriding of controls. Accordingly, even an effective internal control system can provide only reasonable assurance with respect to financial statement preparation. Further, because of changes in conditions, the effectiveness of an internal control system may vary over time.

Under the supervision, and with the participation, of the Partnership’s management, including the principal executive officer and principal financial officer, management conducted a review, evaluation and assessment of the effectiveness of our internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In performing its assessment of the effectiveness of internal control over financial reporting, management has concluded that, as of December 31, 2014, the Partnership’s internal control over financial reporting was effective based on the COSO framework.

The effectiveness of our internal control over financial reporting as of December 31, 2014, has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report that appears herein.

February 27, 2015

Report of Independent Registered Public Accounting Firm

The Board of Trustees and Shareholders of

CubeSmart:

We have audited the accompanying consolidated balance sheets of CubeSmart as of December 31, 2014 and 2013, and the related consolidated statements of operations, comprehensive income (loss), equity, and cash flows for each of the years in the three-year period ended December 31, 2014. In connection with our audits of the consolidated financial statements, we have also audited financial statement Schedule III.  These consolidated financial statements and financial statement schedule are the responsibility of CubeSmart’s management.  Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CubeSmart as of December 31, 2014 and 2013, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2014, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 2 to the consolidated financial statements, the Company changed its method for reporting discontinued operations as of January 1, 2014.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), CubeSmart’s internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 27, 2015, expressed an unqualified opinion on the effectiveness of CubeSmart’s internal control over financial reporting.

/s/ KPMG LLP

Philadelphia, Pennsylvania

February 27, 2015

Report of Independent Registered Public Accounting Firm

The Partners of

CubeSmart, L.P.:

We have audited the accompanying consolidated balance sheets of CubeSmart, L.P. as of December 31, 2014 and 2013, and the related consolidated statements of operations, comprehensive income (loss), capital, and cash flows for each of the years in the three-year period ended December 31, 2014. In connection with our audits of the consolidated financial statements, we have also audited financial statement Schedule III.  These consolidated financial statements and financial statement schedule are the responsibility of CubeSmart, L.P.’s management.  Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CubeSmart, L.P. as of December 31, 2014 and 2013, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2014, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 2 to the consolidated financial statements, the Company changed its method for reporting discontinued operations as of January 1, 2014.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), CubeSmart, L.P.’s internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 27, 2015, expressed an unqualified opinion on the effectiveness of CubeSmart, L.P.’s internal control over financial reporting.

/s/ KPMG LLP

Philadelphia, Pennsylvania

February 27, 2015

Report of Independent Registered Public Accounting Firm

The Board of Trustees and Shareholders of

CubeSmart:

We have audited CubeSmart’s internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). CubeSmart’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on CubeSmart Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, CubeSmart maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of CubeSmart as of December 31, 2014 and 2013, and the related consolidated statements of operations, comprehensive income (loss), equity, and cash flows for each of the years in the three-year period ended December 31, 2014, and our report dated February 27, 2015 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

Philadelphia, Pennsylvania

February 27, 2015

Report of Independent Registered Public Accounting Firm

The Partners of

CubeSmart, L.P.:

We have audited CubeSmart, L.P’s internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). CubeSmart, L.P.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on CubeSmart, L.P. Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, CubeSmart, L.P. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of CubeSmart, L.P. as of December 31, 2014 and 2013, and the related consolidated statements of operations, comprehensive income (loss), capital, and cash flows for each of the years in the three-year period ended December 31, 2014, and our report dated February 27, 2015 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

Philadelphia, Pennsylvania

February 27, 2015

CUBESMART AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in thousands, except share data)

	December 31,
	2014	2013

ASSETS
Storage facilities	$3,117,198	$2,553,706
Less: Accumulated depreciation	(492,069)	(398,536)
Storage facilities, net (including VIE assets of $49,829 and $34,559, respectively)	2,625,129	2,155,170
Cash and cash equivalents	2,901	3,176
Restricted cash	3,305	4,025
Loan procurement costs, net of amortization	10,653	12,687
Investment in real estate venture, at equity	95,709	156,310
Other assets, net	48,642	27,256
Total assets	$2,786,339	$2,358,624

LIABILITIES AND EQUITY
Unsecured senior notes	$500,000	$500,000
Revolving credit facility	78,000	38,600
Unsecured term loans	400,000	400,000
Mortgage loans and notes payable	195,851	200,218
Accounts payable, accrued expenses and other liabilities	69,198	57,599
Distributions payable	28,137	19,955
Deferred revenue	15,311	12,394
Security deposits	401	376
Total liabilities	1,286,898	1,229,142

Noncontrolling interests in the Operating Partnership	49,823	36,275

Commitments and contingencies

Equity
7.75% Series A Preferred shares $.01 par value, 3,220,000 shares authorized, 3,100,000 shares issued and outstanding at December 31, 2014 and December 31, 2013, respectively	31	31
Common shares $.01 par value, 200,000,000 shares authorized, 163,956,675 and 139,328,366 shares issued and outstanding at December 31, 2014 and December 31, 2013, respectively	1,639	1,393
Additional paid-in capital	1,974,308	1,542,703
Accumulated other comprehensive loss	(8,759)	(11,014)
Accumulated deficit	(519,193)	(440,837)
Total CubeSmart shareholders’ equity	1,448,026	1,092,276
Noncontrolling interests in subsidiaries	1,592	931
Total equity	1,449,618	1,093,207
Total liabilities and equity	$2,786,339	$2,358,624

See accompanying notes to the consolidated financial statements.

CUBESMART AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data)

	For the year ended December 31,
	2014	2013	2012

REVENUES
Rental income	$330,898	$281,250	$236,160
Other property related income	40,065	32,365	25,821
Property management fee income	6,000	4,780	4,341
Total revenues	376,963	318,395	266,322
OPERATING EXPENSES
Property operating expenses	132,701	118,222	103,488
Depreciation and amortization	126,813	112,313	109,830
General and administrative	28,422	29,563	26,131
Acquisition related costs	7,484	3,849	3,086
Total operating expenses	295,420	263,947	242,535
OPERATING INCOME	81,543	54,448	23,787
OTHER (EXPENSE) INCOME
Interest:
Interest expense on loans	(46,802)	(40,424)	(40,318)
Loan procurement amortization expense	(2,190)	(2,058)	(3,279)
Loan procurement amortization expense - early repayment of debt	—	(414)	—
Equity in losses of real estate ventures	(6,255)	(1,151)	(745)
Gain from remeasurement of investment in real estate venture	—	—	7,023
Gain from sale of real estate	475	—	—
Other	(405)	8	256
Total other expense	(55,177)	(44,039)	(37,063)

INCOME (LOSS) FROM CONTINUING OPERATIONS	26,366	10,409	(13,276)

DISCONTINUED OPERATIONS
Income from discontinued operations	336	4,145	7,093
Gain from disposition of discontinued operations	—	27,440	9,811
Total discontinued operations	336	31,585	16,904
NET INCOME	26,702	41,994	3,628
NET (INCOME) LOSS ATTRIBUTABLE TO NONCONTROLLING INTERESTS
Noncontrolling interests in the Operating Partnership	(307)	(588)	107
Noncontrolling interest in subsidiaries	(16)	42	(1,918)
NET INCOME ATTRIBUTABLE TO THE COMPANY	26,379	41,448	1,817
Distribution to preferred shareholders	(6,008)	(6,008)	(6,008)
NET INCOME (LOSS) ATTRIBUTABLE TO THE COMPANY’S COMMON SHAREHOLDERS	$20,371	$35,440	$(4,191)

Basic earnings (loss) per share from continuing operations attributable to common shareholders	$0.13	$0.03	$(0.17)
Basic earnings per share from discontinued operations attributable to common shareholders	$0.01	$0.23	$0.14
Basic earnings (loss) per share attributable to common shareholders	$0.14	$0.26	$(0.03)

Diluted earnings (loss) per share from continuing operations attributable to common shareholders	$0.13	$0.03	$(0.17)
Diluted earnings per share from discontinued operations attributable to common shareholders	$0.01	$0.23	$0.14
Diluted earnings (loss) per share attributable to common shareholders	$0.14	$0.26	$(0.03)

Weighted-average basic shares outstanding	149,107	135,191	124,548
Weighted-average diluted shares outstanding	150,863	137,742	124,548

AMOUNTS ATTRIBUTABLE TO THE COMPANY’S COMMON SHAREHOLDERS:
Income (loss) from continuing operations	$20,040	$4,392	$(20,689)
Total discontinued operations	331	31,048	16,498
Net income (loss)	$20,371	$35,440	$(4,191)

See accompanying notes to the consolidated financial statements.

CUBESMART AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

 (in thousands)

	Year Ended December 31,
	2014	2013	2012

NET INCOME	$26,702	$41,994	$3,628
Other comprehensive income (loss):
Unrealized (losses) gains on interest rate swaps	(3,944)	2,636	(13,548)
Reclassification of realized losses on interest rate swaps	6,408	6,266	6,082
Unrealized (loss) gain on foreign currency translation	(175)	56	172
OTHER COMPREHENSIVE INCOME (LOSS)	2,289	8,958	(7,294)
COMPREHENSIVE INCOME (LOSS)	28,991	50,952	(3,666)
Comprehensive (income) loss attributable to noncontrolling interests in the Operating Partnership	(338)	(740)	445
Comprehensive (income) loss attributable to noncontrolling interest in subsidiaries	(19)	18	(1,927)
COMPREHENSIVE INCOME (LOSS) ATTRIBUTABLE TO THE COMPANY	$28,634	$50,230	$(5,148)

See accompanying notes to the consolidated financial statements.

CUBESMART AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EQUITY

(in thousands)

	Common Shares		Preferred Shares		Additional Paid-in	Accumulated Other Comprehensive	Accumulated	Total Shareholders’	Noncontrolling Interests in	Total	Noncontrolling Interests in the Operating
	Number	Amount	Number	Amount	Capital	(Loss) Income	Deficit	Equity	Subsidiaries	Equity	Partnership

Balance at December 31, 2011	122,059	$1,221	3,100	$31	$1,309,505	$(12,831)	$(342,013)	$955,913	$39,409	$995,322	$49,732
Issuance of common shares, net	7,900	79			102,000			102,079		102,079
Issuance of restricted shares	246	2						2		2
Conversion from units to shares	1,380	14			19,233			19,247		19,247	(19,247)
Exercise of stock options	210	2			1,627			1,629		1,629
Amortization of restricted shares					3,352			3,352		3,352
Share compensation expense					1,198			1,198		1,198
Acquisition of noncontrolling interest					(18,452)			(18,452)	(38,532)	(56,984)	(132)
Adjustment for noncontrolling interests in the Operating Partnership							(19,520)	(19,520)		(19,520)	19,520
Net income (loss)							1,817	1,817	1,918	3,735	(107)
Other comprehensive (loss) income:
Unrealized losses on interest rate swaps						(7,124)		(7,124)		(7,124)	(342)
Unrealized gain on foreign currency translation						159		159	9	168	4
Preferred share distributions							(6,008)	(6,008)		(6,008)
Common share distributions							(44,501)	(44,501)	(2,686)	(47,187)	(1,438)
Balance at December 31, 2012	131,795	$1,318	3,100	$31	$1,418,463	$(19,796)	$(410,225)	$989,791	$118	$989,909	$47,990
Contributions from noncontrolling interest in subsidiaries									831	831
Issuance of common shares, net	5,700	57			100,230			100,287		100,287
Issuance of restricted shares	301	3						3		3
Conversion from units to shares	1,018	10			14,688			14,698		14,698	(14,698)
Exercise of stock options	514	5			3,705			3,710		3,710
Amortization of restricted shares					4,747			4,747		4,747
Share compensation expense					870			870		870
Adjustment for noncontrolling interests in the Operating Partnership							(3,292)	(3,292)		(3,292)	3,292
Net income (loss)							41,448	41,448	(42)	41,406	588
Other comprehensive income:
Unrealized gains on interest rate swaps						8,751		8,751		8,751	151
Unrealized gain on foreign currency translation						31		31	24	55	1
Preferred share distributions							(6,008)	(6,008)		(6,008)
Common share distributions							(62,760)	(62,760)		(62,760)	(1,049)
Balance at December 31, 2013	139,328	$1,393	3,100	$31	$1,542,703	$(11,014)	$(440,837)	$1,092,276	$931	$1,093,207	$36,275
Contributions from noncontrolling interest in subsidiaries									642	642
Issuance of common shares, net	22,704	227			415,774			416,001		416,001
Issuance of restricted shares	482	5						5		5
Conversion from units to shares	18	—			308			308		308	(308)
Exercise of stock options	1,425	14			13,788			13,802		13,802
Amortization of restricted shares					182			182		182
Share compensation expense					1,553			1,553		1,553
Adjustment for noncontrolling interests in the Operating Partnership							(14,761)	(14,761)		(14,761)	14,761
Net income							26,379	26,379	16	26,395	307
Other comprehensive income (loss):
Unrealized gains on interest rate swaps						2,427		2,427		2,427	37
Unrealized (loss) gain on foreign currency translation						(172)		(172)	3	(169)	(6)
Preferred share distributions							(6,008)	(6,008)		(6,008)
Common share distributions							(83,966)	(83,966)		(83,966)	(1,243)
Balance at December 31, 2014	163,957	$1,639	3,100	$31	$1,974,308	$(8,759)	$(519,193)	$1,448,026	$1,592	$1,449,618	$49,823

See accompanying notes to the consolidated financial statements.

CUBESMART AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	For the Year Ended December 31,
	2014	2013	2012
Operating Activities
Net income	$26,702	$41,994	$3,628
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	129,003	117,074	118,573
Gain from sale of real estate	(475)	(27,440)	(9,811)
Gain from remeasurement of investment in real estate venture	—	—	(7,023)
Equity compensation expense	1,735	5,617	4,550
Accretion of fair market value adjustment of debt	(1,685)	(1,018)	(707)
Loan procurement amortization expense - early repayment of debt	—	414	—
Equity in losses of real estate ventures	6,255	1,151	745
Changes in other operating accounts:
Other assets	808	(1,156)	(2,125)
Restricted cash	411	567	3,545
Accounts payable and accrued expenses	2,699	4,564	6,899
Other liabilities	579	1,095	154
Net cash provided by operating activities	$166,032	$142,862	$118,428
Investing Activities
Acquisitions of storage facilities	(547,515)	(181,612)	(220,791)
Additions and improvements to storage facilities	(19,967)	(20,320)	(22,395)
Development costs	(23,566)	(53,979)	(4,227)
Cash paid for remaining interest in real estate venture	—	—	(81,158)
Investment in real estate venture, at equity	—	(157,461)	—
Cash contributed to real estate venture	(2,550)	—	—
Cash distributed from real estate venture	56,896	—	909
Proceeds from sales of facilities, net	13,475	123,780	52,630
Proceeds from notes receivable	—	5,192	—
Change in restricted cash	528	1,476	3,096
Net cash used in investing activities	$(522,699)	$(282,924)	$(271,936)
Financing Activities
Proceeds from:
Unsecured senior notes	—	247,488	249,638
Revolving credit facility	712,500	636,200	403,000
Unsecured term loans	—	—	100,000
Principal payments on:
Revolving credit facility	(673,100)	(642,600)	(358,000)
Unsecured term loans	—	(100,000)	—
Mortgage loans and notes payable	(30,149)	(36,496)	(236,340)
Loan procurement costs	(274)	(4,400)	(2,145)
Settlement of hedge transactions	—	—	(195)
Proceeds from issuance of common shares, net	416,006	100,290	102,079
Exercise of stock options	13,802	3,710	1,629
Contributions from noncontrolling interests in subsidiaries	642	831	—
Cash paid for acquisition of noncontrolling interest	—	—	(61,113)
Distributions paid to common shareholders	(75,849)	(59,159)	(39,755)
Distributions paid to preferred shareholders	(6,008)	(6,008)	(5,724)
Distributions paid to noncontrolling interests in Operating Partnership	(1,178)	(1,113)	(1,454)
Distributions paid to noncontrolling interest in subsidiaries	—	—	(2,686)
Net cash provided by financing activities	$356,392	$138,743	$148,934
Change in cash and cash equivalents	(275)	(1,319)	(4,574)
Cash and cash equivalents at beginning of year	3,176	4,495	9,069
Cash and cash equivalents at end of year	$2,901	$3,176	$4,495
Supplemental Cash Flow and Noncash Information
Cash paid for interest, net of interest capitalized	$50,024	$43,130	$33,578
Supplemental disclosure of noncash activities:
Accretion of liability	$8,977	$—	$—
Consolidation of real estate venture	$—	$—	$13,527
Derivative valuation adjustment	$2,464	$8,902	$(7,271)
Foreign currency translation adjustment	$(175)	$56	$172
Discount on issuance of unsecured senior notes	$—	$2,512	$362
Mortgage loan assumption - acquisitions of storage facilities	$27,467	$8,866	$107,011

See accompanying notes to the consolidated financial statements.

CUBESMART, L.P. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in thousands)

	December 31,
	2014	2013

ASSETS
Storage facilities	$3,117,198	$2,553,706
Less: Accumulated depreciation	(492,069)	(398,536)
Storage facilities, net (including VIE assets of $49,829 and $34,559, respectively)	2,625,129	2,155,170
Cash and cash equivalents	2,901	3,176
Restricted cash	3,305	4,025
Loan procurement costs, net of amortization	10,653	12,687
Investment in real estate venture, at equity	95,709	156,310
Other assets, net	48,642	27,256
Total assets	$2,786,339	$2,358,624

LIABILITIES AND CAPITAL
Unsecured senior notes	$500,000	$500,000
Revolving credit facility	78,000	38,600
Unsecured term loan	400,000	400,000
Mortgage loans and notes payable	195,851	200,218
Accounts payable, accrued expenses and other liabilities	69,198	57,599
Distributions payable	28,137	19,955
Deferred revenue	15,311	12,394
Security deposits	401	376
Total liabilities	1,286,898	1,229,142

Limited Partnership interests of third parties	49,823	36,275

Commitments and contingencies

Capital
Operating Partner	1,456,785	1,103,290
Accumulated other comprehensive loss	(8,759)	(11,014)
Total CubeSmart, L.P. capital	1,448,026	1,092,276
Noncontrolling interests in subsidiaries	1,592	931
Total capital	1,449,618	1,093,207
Total liabilities and capital	$2,786,339	$2,358,624

See accompanying notes to the consolidated financial statements.

CUBESMART, L.P. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per common unit data)

	For the year ended December 31,
	2014	2013	2012

REVENUES
Rental income	$330,898	$281,250	$236,160
Other property related income	40,065	32,365	25,821
Property management fee income	6,000	4,780	4,341
Total revenues	376,963	318,395	266,322
OPERATING EXPENSES
Property operating expenses	132,701	118,222	103,488
Depreciation and amortization	126,813	112,313	109,830
General and administrative	28,422	29,563	26,131
Acquisition related costs	7,484	3,849	3,086
Total operating expenses	295,420	263,947	242,535
OPERATING INCOME	81,543	54,448	23,787
OTHER (EXPENSE) INCOME
Interest:
Interest expense on loans	(46,802)	(40,424)	(40,318)
Loan procurement amortization expense	(2,190)	(2,058)	(3,279)
Loan procurement amortization expense - early repayment of debt	—	(414)	—
Equity in losses of real estate ventures	(6,255)	(1,151)	(745)
Gain from remeasurement of investment in real estate venture	—	—	7,023
Gain from sale of real estate	475	—	—
Other	(405)	8	256
Total other expense	(55,177)	(44,039)	(37,063)

INCOME (LOSS) FROM CONTINUING OPERATIONS	26,366	10,409	(13,276)

DISCONTINUED OPERATIONS
Income from discontinued operations	336	4,145	7,093
Gain from disposition of discontinued operations	—	27,440	9,811
Total discontinued operations	336	31,585	16,904
NET INCOME	26,702	41,994	3,628
NET (INCOME) LOSS ATTRIBUTABLE TO NONCONTROLLING INTERESTS
Noncontrolling interest in subsidiaries	(16)	42	(1,918)
NET INCOME ATTRIBUTABLE TO CUBESMART L.P.	26,686	42,036	1,710
Operating Partnership interests of third parties	(307)	(588)	107
NET INCOME ATTRIBUTABLE TO OPERATING PARTNER	26,379	41,448	1,817
Distribution to preferred unitholders	(6,008)	(6,008)	(6,008)
NET INCOME (LOSS) ATTRIBUTABLE TO COMMON UNITHOLDERS	$20,371	$35,440	$(4,191)

Basic earnings (loss) per unit from continuing operations attributable to common unitholders	$0.13	$0.03	$(0.17)
Basic earnings per unit from discontinued operations attributable to common unitholders	$0.01	$0.23	$0.14
Basic earnings (loss) per unit attributable to common unitholders	$0.14	$0.26	$(0.03)

Diluted earnings (loss) per unit from continuing operations attributable to common unitholders	$0.13	$0.03	$(0.17)
Diluted earnings per unit from discontinued operations attributable to common unitholders	$0.01	$0.23	$0.14
Diluted earnings (loss) per unit attributable to common unitholders	$0.14	$0.26	$(0.03)

Weighted-average basic units outstanding	149,107	135,191	124,548
Weighted-average diluted units outstanding	150,863	137,742	124,548

AMOUNTS ATTRIBUTABLE TO COMMON UNITHOLDERS:
Income (loss) from continuing operations	$20,040	$4,392	$(20,689)
Total discontinued operations	331	31,048	16,498
Net income (loss)	$20,371	$35,440	$(4,191)

See accompanying notes to the consolidated financial statements.

CUBESMART, L.P. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

 (in thousands)

	Year Ended December 31,
	2014	2013	2012

NET INCOME	$26,702	$41,994	$3,628
Other comprehensive income (loss):
Unrealized gains (losses) on interest rate swaps	(3,944)	2,636	(13,548)
Reclassification of realized losses on interest rate swaps	6,408	6,266	6,082
Unrealized gain on foreign currency translation	(175)	56	172
OTHER COMPREHENSIVE INCOME (LOSS)	2,289	8,958	(7,294)
COMPREHENSIVE INCOME (LOSS)	28,991	50,952	(3,666)
Comprehensive (income) loss attributable to Operating Partnership interests of third parties	(338)	(740)	445
Comprehensive loss (income) attributable to noncontrolling interest in subsidiaries	(19)	18	(1,927)
COMPREHENSIVE INCOME (LOSS) ATTRIBUTABLE TO OPERATING PARTNER	$28,634	$50,230	$(5,148)

See accompanying notes to the consolidated financial statements.

CUBESMART, L.P. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CAPITAL

(in thousands)

	Number of Common OP Units	Number of Preferred OP Units	Operating	Accumulated Other Comprehensive	Total Cubesmart L.P.	Noncontrolling Interest in	Total	Operating Partnership interests
	Oustanding	Oustanding	Partner	(Loss) Income	Capital	Subsidiaries	Capital	of third parties

Balance at December 31, 2011	122,059	3,100	$968,744	$(12,831)	$955,913	$39,409	$995,322	$49,732
Issuance of common OP units, net	7,900		102,079		102,079		102,079
Issuance of restricted OP units	246		2		2		2
Conversion from OP units to shares	1,380		19,247		19,247		19,247	(19,247)
Exercise of OP unit options	210		1,629		1,629		1,629
Amortization of restricted OP units			3,352		3,352		3,352
OP unit compensation expense			1,198		1,198		1,198
Acquisition of noncontrolling interest			(18,452)		(18,452)	(38,532)	(56,984)	(132)
Adjustment for Operating Partnership interests of third parties			(19,520)		(19,520)		(19,520)	19,520
Net income (loss)			1,817		1,817	1,918	3,735	(107)
Other comprehensive (loss) income:
Unrealized losses on interest rate swaps				(7,124)	(7,124)		(7,124)	(342)
Unrealized gain on foreign currency translation				159	159	9	168	4
Preferred OP unit distributions			(6,008)		(6,008)		(6,008)
Common OP unit distributions			(44,501)		(44,501)	(2,686)	(47,187)	(1,438)
Balance at December 31, 2012	131,795	3,100	$1,009,587	$(19,796)	$989,791	$118	$989,909	$47,990
Contributions from noncontrolling interests in subsidiaries						831	831
Issuance of common OP units, net	5,700		100,287		100,287		100,287
Issuance of restricted OP units	301		3		3		3
Conversion from OP units to shares	1,018		14,698		14,698		14,698	(14,698)
Exercise of OP unit options	514		3,710		3,710		3,710
Amortization of restricted OP units			4,747		4,747		4,747
OP unit compensation expense			870		870		870
Adjustment for Operating Partnership interests of third parties			(3,292)		(3,292)		(3,292)	3,292
Net income (loss)			41,448		41,448	(42)	41,406	588
Other comprehensive income:
Unrealized gains on interest rate swaps				8,751	8,751		8,751	151
Unrealized gain on foreign currency translation				31	31	24	55	1
Preferred OP unit distributions			(6,008)		(6,008)		(6,008)
Common OP unit distributions			(62,760)		(62,760)		(62,760)	(1,049)
Balance at December 31, 2013	139,328	3,100	$1,103,290	$(11,014)	$1,092,276	$931	$1,093,207	$36,275
Contributions from noncontrolling interests in subsidiaries						642	642
Issuance of common OP units, net	22,704		416,001		416,001		416,001
Issuance of restricted OP units	482		5		5		5
Conversion from OP units to shares	18		308		308		308	(308)
Exercise of OP unit options	1,425		13,802		13,802		13,802
Amortization of restricted OP units			182		182		182
OP unit compensation expense			1,553		1,553		1,553
Adjustment for Operating Partnership interests of third parties			(14,761)		(14,761)		(14,761)	14,761
Net income			26,379		26,379	16	26,395	307
Other comprehensive income (loss):
Unrealized gains on interest rate swaps				2,427	2,427		2,427	37
Unrealized (loss) gain on foreign currency translation				(172)	(172)	3	(169)	(6)
Preferred OP unit distributions			(6,008)		(6,008)		(6,008)
Common OP unit distributions			(83,966)		(83,966)		(83,966)	(1,243)
Balance at December 31, 2014	163,957	3,100	$1,456,785	$(8,759)	$1,448,026	$1,592	$1,449,618	$49,823

See accompanying notes to the consolidated financial statements.

CUBESMART, L.P. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	For the Year Ended December 31,
	2014	2013	2012
Operating Activities
Net income	$26,702	$41,994	$3,628
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	129,003	117,074	118,573
Gain from sale of real estate	(475)	(27,440)	(9,811)
Gain from remeasurement of investment in real estate venture	—	—	(7,023)
Equity compensation expense	1,735	5,617	4,550
Accretion of fair market value adjustment of debt	(1,685)	(1,018)	(707)
Loan procurement amortization expense - early repayment of debt	—	414	—
Equity in losses of real estate ventures	6,255	1,151	745
Changes in other operating accounts:
Other assets	808	(1,156)	(2,125)
Restricted cash	411	567	3,545
Accounts payable and accrued expenses	2,699	4,564	6,899
Other liabilities	579	1,095	154
Net cash provided by operating activities	$166,032	$142,862	$118,428
Investing Activities
Acquisitions of storage facilities	(547,515)	(181,612)	(220,791)
Additions and improvements to storage facilities	(19,967)	(20,320)	(22,395)
Development costs	(23,566)	(53,979)	(4,227)
Cash paid for remaining interest in real estate venture	—	—	(81,158)
Investment in real estate venture, at equity	—	(157,461)	—
Cash contributed to real estate venture	(2,550)	—	—
Cash distributed from real estate venture	56,896	—	909
Proceeds from sales of facilities, net	13,475	123,780	52,630
Proceeds from notes receivable	—	5,192	—
Change in restricted cash	528	1,476	3,096
Net cash used in investing activities	$(522,699)	$(282,924)	$(271,936)
Financing Activities
Proceeds from:
Unsecured senior notes	—	247,488	249,638
Revolving credit facility	712,500	636,200	403,000
Unsecured term loans	—	—	100,000
Principal payments on:
Revolving credit facility	(673,100)	(642,600)	(358,000)
Unsecured term loans	—	(100,000)	—
Mortgage loans and notes payable	(30,149)	(36,496)	(236,340)
Loan procurement costs	(274)	(4,400)	(2,145)
Settlement of hedge transactions	—	—	(195)
Proceeds from issuance of common OP units	416,006	100,290	102,079
Exercise of OP unit options	13,802	3,710	1,629
Contributions from noncontrolling interests in subsidiaries	642	831	—
Cash paid for acquisition of noncontrolling interest	—	—	(61,113)
Distributions paid to common OP unitholders	(77,027)	(60,272)	(41,209)
Distributions paid to preferred OP unitholders	(6,008)	(6,008)	(5,724)
Distributions paid to noncontrolling interests in subsidiaries	—	—	(2,686)
Net cash provided by financing activities	$356,392	$138,743	$148,934
Change in cash and cash equivalents	(275)	(1,319)	(4,574)
Cash and cash equivalents at beginning of year	3,176	4,495	9,069
Cash and cash equivalents at end of year	$2,901	$3,176	$4,495
Supplemental Cash Flow and Noncash Information
Cash paid for interest, net of interest capitalized	$50,024	$43,130	$33,578
Supplemental disclosure of noncash activities:
Accretion of liability	$8,977	$—	$—
Consolidation of real estate venture	$—	$—	$13,527
Derivative valuation adjustment	$2,464	$8,902	$(7,271)
Foreign currency translation adjustment	$(175)	$56	$172
Discount on issuance of unsecured senior notes	$—	$2,512	$362
Mortgage loan assumption - acquisitions of storage facilites	$27,467	$8,866	$107,011

See accompanying notes to the consolidated financial statements.

CUBESMART AND CUBESMART L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  ORGANIZATION AND NATURE OF OPERATIONS

CubeSmart (the “Parent Company”) operates as a self-managed and self-administered real estate investment trust (“REIT”) with its operations conducted solely through CubeSmart, L.P. and its subsidiaries.  CubeSmart, L.P., a Delaware limited partnership (the “Operating Partnership”), operates through an umbrella partnership structure, with the Parent Company, a Maryland REIT, as its sole general partner.  In the notes to the consolidated financial statements, we use the terms the “Company,” “we,” or “our” to refer to the Parent Company and the Operating Partnership together, unless the context indicates otherwise.   As of December 31, 2014, the Company owned self-storage facilities located in 22 states throughout the United States and in the District of Columbia which are presented under one reportable segment: the Company owns, operates, develops, manages and acquires self-storage facilities.

As of December 31, 2014, the Parent Company owned approximately 98.6% of the partnership interests (“OP Units”) of the Operating Partnership.  The remaining OP Units, consisting exclusively of limited partner interests, are held by persons who contributed their interests in facilities to us in exchange for OP Units.  Under the partnership agreement, these persons have the right to tender their OP Units for redemption to the Operating Partnership at any time for cash equal to the fair value of an equivalent number of common shares of the Parent Company.  In lieu of delivering cash, however, the Parent Company, as the Operating Partnership’s general partner, may, at its option, choose to acquire any OP Units so tendered by issuing common shares in exchange for the tendered OP Units.  If the Parent Company so chooses, its common shares will be exchanged for OP Units on a one-for-one basis.  This one-for-one exchange ratio is subject to adjustment to prevent dilution.  With each such exchange or redemption, the Parent Company’s percentage ownership in the Operating Partnership will increase.  In addition, whenever the Parent Company issues common or other classes of its shares, it contributes the net proceeds it receives from the issuance to the Operating Partnership and the Operating Partnership issues to the Parent Company an equal number of OP Units or other partnership interests having preferences and rights that mirror the preferences and rights of the shares issued.  This structure is commonly referred to as an umbrella partnership REIT or “UPREIT.”

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The accompanying consolidated financial statements include all of the accounts of the Company, and its majority-owned and/or controlled subsidiaries.  The portion of these entities not owned by the Company is presented as noncontrolling interests as of and during the periods consolidated.  All significant intercompany accounts and transactions have been eliminated in consolidation.

When the Company obtains an economic interest in an entity, the Company evaluates the entity to determine if the entity is deemed a variable interest entity (“VIE”), and if the Company is deemed to be the primary beneficiary, in accordance with authoritative guidance issued on the consolidation of VIEs. When an entity is not deemed to be a VIE, the Company considers the provisions of additional guidance to determine whether a general partner, or the general partners as a group, controls a limited partnership or similar entity when the limited partners have certain rights. The Company consolidates (i) entities that are VIEs and of which the Company is deemed to be the primary beneficiary, and (ii) entities that are non-VIEs which the Company controls and which the limited partners do not have the ability to dissolve or remove the Company without cause nor substantive participating rights.

Noncontrolling Interests

The Financial Accounting Standards Board (“FASB”) issued authoritative guidance regarding noncontrolling interests in consolidated financial statements which was effective on January 1, 2009.  The guidance states that noncontrolling interests are the portion of equity (net assets) in a subsidiary not attributable, directly or indirectly, to a parent.  The ownership interests in the subsidiary that are held by owners other than the parent are noncontrolling interests.  Under the guidance, such noncontrolling interests are reported on the consolidated balance sheets within equity, separately from the Company’s equity.  On the consolidated statements of operations, revenues, expenses and net income or loss from controlled or consolidated entities that are less-than-wholly-owned are reported at the consolidated amounts, including both the amounts attributable to the Company and noncontrolling interests.  Presentation of consolidated equity activity is included for both quarterly and annual financial statements, including beginning balances, activity for the period and ending balances for shareholders’ equity, noncontrolling interests and total equity.

However, per the FASB issued authoritative guidance on the classification and measurement of redeemable securities, securities that are redeemable for cash or other assets at the option of the holder, not solely within the control of the issuer, must be classified outside of permanent equity.  This would result in certain outside ownership interests being included as redeemable noncontrolling interests outside of permanent equity in the consolidated balance sheets.  The Company makes this determination based on terms in applicable agreements, specifically in relation to redemption provisions.  Additionally, with respect to noncontrolling interests for which the Company has a choice to settle the contract by delivery of its own shares, the Company considered the FASB issued guidance on accounting for derivative financial instruments indexed to, and potentially settled in, a Company’s own stock to evaluate whether the Company controls the actions or events necessary to issue the maximum number of shares that could be required to be delivered under share settlement of the contract.  The guidance also requires that noncontrolling interests are adjusted each period so that the carrying value equals the greater of its carrying value based on the accumulation of historical cost or its redemption fair value.

The consolidated results of the Company include results attributable to units of the Operating Partnership that are not owned by the Company.  These interests were issued in the form of OP units and were a component of the consideration the Company paid to acquire certain self-storage facilities.  Limited partners who acquired OP units have the right to require the Operating Partnership to redeem part or all of their OP units for, at the Company’s option, an equivalent number of common shares of the Company or cash based upon the fair value of an equivalent number of common shares of the Company.  However, the operating agreement contains certain circumstances that could result in a net cash settlement outside the control of the Company, as the Company does not have the ability to settle in unregistered shares.  Accordingly, consistent with the guidance discussed above, the Company will continue to record these noncontrolling interests outside of permanent equity in the consolidated balance sheets.  Net income or loss related to these noncontrolling interests is excluded from net income or loss in the consolidated statements of operations.  The Company has adjusted the carrying value of its noncontrolling interests subject to redemption value to the extent applicable.  Based on the Company’s evaluation of the redemption value of the redeemable noncontrolling interests, the Operating Partnership reflected these interests at their redemption value at December 31, 2014, as the estimated redemption value exceeded their carrying value. The Operating Partnership recorded an increase to OP Units owned by third parties and a corresponding decrease to capital of $14.8 million at December 31, 2014.  Disclosure of such redemption provisions is provided in note 12.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.  Although we believe the assumptions and estimates we made are reasonable and appropriate, as discussed in the applicable sections throughout these consolidated financial statements, different assumptions and estimates could materially impact our reported results.  The current economic environment has increased the degree of uncertainty inherent in these estimates and assumptions and changes in market conditions could impact our future operating results.

Self-Storage Facilities

Self-storage facilities are carried at historical cost less accumulated depreciation and impairment losses.  The cost of self-storage facilities reflects their purchase price or development cost.  Costs incurred for the renovation of a storage facility are capitalized to the Company’s investment in that facility.  Acquisition costs, ordinary repairs and maintenance are expensed as incurred; major replacements and betterments, which improve or extend the life of the asset, are capitalized and depreciated over their estimated useful lives.  The costs to develop self-storage facilities are capitalized to construction in progress while the project is under development.

Purchase Price Allocation

When facilities are acquired, the purchase price is allocated to the tangible and intangible assets acquired and liabilities assumed based on estimated fair values.  When a portfolio of facilities is acquired, the purchase price is allocated to the individual facilities based upon the fair value determined using an income approach or a cash flow analysis using appropriate risk adjusted capitalization rates, which take into account the relative size, age and location of the individual facility along with current and projected occupancy and rental rate levels or appraised values, if available.  Allocations to land, building and improvements, and equipment are recorded based upon their respective fair values as estimated by management.

In allocating the purchase price for an acquisition, the Company determines whether the acquisition includes intangible assets or liabilities.  The Company allocates a portion of the purchase price to an intangible asset attributed to the value of in-place leases.  This intangible is generally amortized to expense over the expected remaining term of the respective leases.  Substantially all of the leases in place at acquired facilities are at market rates, as the majority of the leases are month-to-month contracts.   Accordingly, to date, no portion of the purchase price has been allocated to above- or below-market lease intangibles.  To date, no intangible asset has been recorded for the value of customer relationships, because the Company does not have any concentrations of significant customers and the average customer turnover is fairly frequent.

Depreciation and Amortization

The costs of self-storage facilities and improvements are depreciated using the straight-line method based on useful lives ranging from five to 39 years.

Impairment of Long-Lived Assets

We evaluate long-lived assets for impairment when events and circumstances such as declines in occupancy and operating results indicate that there may be an impairment.  The carrying value of these long-lived assets is compared to the undiscounted future net operating cash flows, plus a terminal value, attributable to the assets, to determine if the facility’s basis is recoverable.  If a facility’s basis is not considered recoverable, an impairment loss is recorded to the extent the net carrying value of the asset exceeds the fair value.  The impairment loss recognized equals the excess of net carrying value over the related fair value of the asset.

Long-Lived Assets Held for Sale

We consider long-lived assets to be “held for sale” upon satisfaction of the following criteria: (a) management commits to a plan to sell a facility (or group of facilities), (b) the facility is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such facilities, (c) an active program to locate a buyer and other actions required to complete the plan to sell the facility have been initiated, (d) the sale of the facility is probable and transfer of the asset is expected to be completed within one year, (e) the facility is being actively marketed for sale at a price that is reasonable in relation to its current fair value, and (f) actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

Typically these criteria are all met when the relevant asset is under contract, significant non-refundable deposits have been made by the potential buyer, the assets are immediately available for transfer and there are no contingencies related to the sale that may prevent the transaction from closing.  However, each potential transaction is evaluated based on its separate facts and circumstances.  Facilities classified as held for sale are reported at the lesser of carrying value or fair value less estimated costs to sell.

Cash and Cash Equivalents

Cash and cash equivalents are highly-liquid investments with original maturities of three months or less.  The Company may maintain cash equivalents in financial institutions in excess of insured limits, but believes this risk is mitigated by only investing in or through major financial institutions.

Restricted Cash

Restricted cash consists of purchase deposits and cash deposits required for debt service requirements, capital replacement, and expense reserves in connection with the requirements of our loan agreements.

Loan Procurement Costs

Loan procurement costs related to borrowings were $17.0 million and $17.3 million at December 31, 2014 and 2013, respectively, and are reported net of accumulated amortization of $6.4 million and $4.6 million as of December 31, 2014 and 2013, respectively. The costs are amortized over the estimated life of the related debt using the effective interest method and reported as Loan procurement amortization expense on the Company’s consolidated statements of operations.

Other Assets

Other assets are comprised of the following as of December 31, 2014 and 2013 (in thousands):

	December 31,
	2014	2013

Intangible assets, net of accumulated amortization	$22,494	$9,463
Deposits on future settlements	10,250	1,287
Accounts receivable	4,237	4,957
Prepaid insurance	1,545	1,304
Prepaid real estate taxes	2,425	1,893
Other	7,691	8,352

Total	$48,642	$27,256

Revenue Recognition

Management has determined that all of our leases are operating leases.  Rental income is recognized in accordance with the terms of the leases, which generally are month-to-month.

The Company recognizes gains from disposition of facilities only upon closing in accordance with the guidance on sales of real estate.  Payments received from purchasers prior to closing are recorded as deposits.  Profit on real estate sold is recognized using the full accrual method upon closing when the collectability of the sales price is reasonably assured and the Company is not obligated to perform significant activities after the sale.  Profit may be deferred in whole or part until the sale meets the requirements of profit recognition on sales under this guidance.

Advertising and Marketing Costs

The Company incurs advertising and marketing costs primarily attributable to internet marketing campaigns and other media advertisements.  The Company incurred $7.7 million, $7.6 million and $8.1 million in advertising and marketing expenses for the years ended 2014, 2013 and 2012, respectively, which are included in other operating expenses on the Company’s consolidated statements of operations.

Equity Offering Costs

Underwriting discounts and commissions, financial advisory fees and offering costs are reflected as a reduction to additional paid-in capital.  For the years ended December 31, 2014, 2013 and 2012, the Company recognized $6.0 million, $1.8 million and $1.7 million of equity offering costs related to the issuance of common and preferred shares during the years, respectively.

Other Property Related Income

Other property related income consists of late fees, administrative charges, customer insurance commissions, sales of storage supplies and other ancillary revenues and is recognized in the period that it is earned.

Capitalized Interest

The Company capitalizes interest incurred that is directly associated with construction activities until the asset is placed into service.  Interest is capitalized to the related assets using a weighted-average rate of the Company’s outstanding debt. The Company capitalized $1.3 million for the year ended December 31, 2014, $0.9 million for the year ended December 31, 2013 and $0.2 million for the year ended December 31, 2012.

Derivative Financial Instruments

The Company carries all derivatives on the balance sheet at fair value.  The Company determines the fair value of derivatives by observable prices that are based on inputs not quoted on active markets, but corroborated by market data.  The accounting for changes in the fair value of a derivative instrument depends on whether the derivative has been designated and qualifies as part of a hedging relationship and, if so, the reason for holding it.  The Company’s use of derivative instruments has been limited to cash flow hedges of certain interest rate risks.  Additionally, the Company had interest rate swap agreements for notional principal amounts aggregating $400 million at December 31, 2014 and 2013, the fair value of which are included in accounts payable, accrued expenses and other liabilities.

Income Taxes

The Company has elected to be taxed as a real estate investment trust under Sections 856-860 of the Internal Revenue Code since the Company’s commencement of operations in 2004.  In management’s opinion, the requirements to maintain these elections are being met.  Accordingly, no provision for federal income taxes has been reflected in the consolidated financial statements other than for operations conducted through our taxable REIT subsidiaries.

Earnings and profits, which determine the taxability of distributions to shareholders, differ from net income reported for financial reporting purposes due to differences in cost basis, the estimated useful lives used to compute depreciation, and the allocation of net income and loss for financial versus tax reporting purposes.  The net tax basis in the Company’s assets was $2.6 billion and $2.2 billion as of December 31, 2014 and 2013, respectively.

Distributions to shareholders are usually taxable as ordinary income, although a portion of the distribution may be designated as capital gain or may constitute a tax-free return of capital.  Annually, the Company provides each of its shareholders a statement detailing the tax characterization of dividends paid during the preceding year as ordinary income, capital gain or return of capital.  The characterization of the Company’s dividends for 2014 consisted of a 94.143% ordinary income distribution and a 5.857% capital gain distribution from earnings and profits.

Distributions to 7.75% Series A Cumulative Redeemable Preferred Shareholders are usually taxable as ordinary income, although a portion of the distribution may be designated as capital gain or may constitute a tax-free return of capital.  Annually, the Company provides each of its shareholders a statement detailing preferred distributions paid during the preceding year and their characterization as ordinary income, capital gain or return of capital.  The characterization of our preferred dividends for 2014 consisted of a 92.837% ordinary income distribution and a 7.163% capital gain distribution from earnings and profits.

The Company is subject to a 4% federal excise tax if sufficient taxable income is not distributed within prescribed time limits.  The excise tax equals 4% of the annual amount, if any, by which the sum of (a) 85% of the Company’s ordinary income, (b) 95% of the Company’s net capital gains and (c) 100% of prior taxable income exceeds cash distributions and certain taxes paid by the Company.  No excise tax was incurred in 2014, 2013, or 2012.

Taxable REIT subsidiaries (TRS) are subject to federal and state income taxes.  Our taxable REIT subsidiaries have a net deferred tax asset related to expenses which are deductible for tax purposes in future periods of $1.0 million and $0.7 million as of December 31, 2014 and 2013, respectively.

Earnings per Share and Unit

Basic earnings per share and unit are calculated based on the weighted average number of common shares and restricted shares outstanding during the period.  Diluted earnings per share and unit is calculated by further adjusting for the dilutive impact of share options, unvested restricted shares and contingently issuable shares outstanding during the period using the treasury stock method.  Potentially dilutive securities calculated under the treasury stock method were 1,756,000, 2,551,000 and 2,000,000 in 2014, 2013 and 2012, respectively.  The amount in 2012 was not included in the calculation of diluted earnings per share and unit, as the impact of inclusion was anti-dilutive for that year.

Share-Based Payments

We apply the fair value method of accounting for contingently issued shares and share options issued under our incentive award plan.  Accordingly, share compensation expense is recorded ratably over the vesting period relating to such contingently issued shares and options.  The Company has recognized compensation expense on a straight-line method over the requisite service period, which is included in General and administrative expense on the Company’s consolidated statements of operations.

Foreign Currency

The financial statements of foreign subsidiaries are translated to U.S. Dollars using the period-end exchange rate for assets and liabilities and an average exchange rate for each period for revenues, expenses, and capital expenditures.  The local currency is the functional currency for the Company’s foreign subsidiaries.  Translation adjustments for foreign subsidiaries are recorded as a component of accumulated other comprehensive loss in shareholders’ equity.  The Company recognizes transaction gains and losses arising from fluctuations in currency exchange rates on transactions denominated in currencies other than the functional currency in earnings as incurred.  The Pound, which represents the functional currency used by USIFB, LLP, our joint venture in England, was translated at an end-of-period exchange rate of approximately 1.558642 and 1.657413 U.S. Dollars per Pound at December 31, 2014 and December 31, 2013, respectively, and an average exchange rate of 1.643106, 1.588598 and 1.585074 U.S. Dollars per Pound for the years ended December 31, 2014, 2013 and 2012, respectively.  Accordingly, the Company recorded an unrealized loss on foreign currency translation of $0.2 million for the year ended December 31, 2014 and an unrealized gain of $0.1 million and $0.2 million for the years ended December 31, 2013 and 2012, respectively.

Investments in Unconsolidated Real Estate Ventures

The Company accounts for its investments in unconsolidated real estate ventures under the equity method of accounting.  Under the equity method, investments in unconsolidated joint ventures are recorded initially at cost, as investments in real estate ventures, and subsequently adjusted for equity in earnings (losses), cash contributions, less distributions. On a periodic basis, management also assesses whether there are any indicators that the value of the Company’s investments in unconsolidated real estate ventures may be other than temporarily impaired. An investment is impaired only if the fair value of the investment is less than the carrying value of the investment and the decline is other than temporary. To the extent impairment has occurred, the loss shall be measured as the excess of the carrying amount of the investment over the fair value of the investment, as estimated by management. The determination as to whether impairment exists requires significant management judgment about the fair value of its ownership interest.

Recent Accounting Pronouncements

In May 2014, the FASB issued Accounting Standard Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers, which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The ASU will replace most existing revenue recognition guidance in U.S. GAAP (“GAAP”) when it becomes effective. The new standard is effective for the Company on January 1, 2017. Early application is not permitted. The standard permits the use of either the retrospective or cumulative effect transition method.  The Company has not yet selected a transition method nor has it determined the effect of the standard on its financial statements and related disclosures.

In April 2014, the FASB issued an update to the accounting standard for the reporting of discontinued operations.  The update redefines discontinued operations, changing the criteria for determining which disposals can be presented as discontinued operations and modifies related disclosure requirements.  This amendment becomes effective for annual periods beginning on or after December 15, 2014, and interim periods beginning on or after December 15, 2015; however, early adoption is permitted.  The Company elected to adopt this guidance in 2014 and such adoption did not have a material impact on the Company’s consolidated financial position or results of operations.  The Company disposed of one asset during the year ended December 31, 2014, however the disposal did not meet the criteria for discontinued operations under the new guidance.

Concentration of Credit Risk

The Company’s storage facilities are located in major metropolitan and rural areas and have numerous customers per facility.  No single customer represents a significant concentration of our revenues.  The facilities in Florida, New York, Texas, and California provided total revenues of approximately 17%, 17%, 10% and 8%, respectively, for the year ended December 31, 2014.  The facilities in New York, Florida, Texas, and California provided total revenues of approximately 17%, 15%, 10% and 9%, respectively, for the year ended December 31, 2013.  The facilities in New York, Florida, California, and Texas provided total revenues of approximately 16%, 15%, 10% and 10%, respectively, for the year ended December 31, 2012.

3.  STORAGE FACILITIES

The book value of the Company’s real estate assets is summarized as follows:

	December 31,
	2014	2013
	(in thousands)
Land	$545,393	$465,680
Buildings and improvements	2,304,653	1,888,823
Equipment	218,731	158,000
Construction in progress	48,421	41,203
Storage facilities	3,117,198	2,553,706
Less accumulated depreciation	(492,069)	(398,536)
Storage facilities, net	$2,625,129	$2,155,170

The following table summarizes the Company’s acquisition and disposition activity for the years ended December 31, 2014, 2013 and 2012:

Asset/Portfolio	Market	Transaction Date	Number of Facilities	Purchase / Sale Price (in thousands)

2014 Acquisitions:

Connecticut Asset	Connecticut	January 2014	1	$4,950
Florida Asset	Miami / Ft. Lauderdale	January 2014	1	14,000
Florida Assets	Florida Markets - Other	January 2014	2	14,450
California Asset	Other West	January 2014	1	8,300
Maryland Asset	Baltimore / DC	February 2014	1	15,800
Maryland Asset	Baltimore / DC	February 2014	1	15,500
Arizona Asset	Arizona / Las Vegas	March 2014	1	14,750
Pennsylvania Asset	Philadelphia / Southern NJ	March 2014	1	7,350
Texas Asset	Texas Markets - Major	March 2014	1	8,225
Texas Asset	Texas Markets - Major	April 2014	1	6,450
New York Assets	New York / Northern NJ	April 2014	2	55,000
Florida Asset	Florida Markets - Other	April 2014	1	11,406
Massachusetts Asset	Other Northeast	April 2014	1	11,100
Indiana Asset	Other Midwest	May 2014	1	8,400
Florida Assets	Florida Markets - Other	June 2014	3	35,000
Florida Assets	Florida Markets - Other	July 2014	2	15,800
Massachusetts Asset	Boston	September 2014	1	23,100
Texas Asset	Texas Markets - Major	October 2014	1	7,700
Texas Asset	Texas Markets - Major	October 2014	1	8,500
Texas Asset	Texas Markets - Major	October 2014	1	7,750
HSRE Assets	Various (see note 4)	November 2014	22	195,500
Texas Asset	Texas Markets - Major	December 2014	1	18,650
Florida Assets	Florida Markets - Other	December 2014	3	18,200
New York Asset	New York / Northern NJ	December 2014	1	38,000
Texas Asset	Texas Markets - Major	December 2014	1	4,345
			53	$568,226

2013 Acquisitions:

Arizona Asset	Arizona / Las Vegas	March 2013	1	$6,900
Illinois Asset	Chicago	May 2013	1	8,300
Florida Asset	Florida Markets - Other	May 2013	1	7,150
Florida Asset	Miami / Ft. Lauderdale	June 2013	1	9,000
Massachusetts Asset	Boston	June 2013	1	10,600
Maryland / New Jersey Assets	Baltimore / DC and New York / Northern NJ	June 2013	5	52,400
New York Asset	New York / Northern NJ	July 2013	1	13,000
Texas Asset	Texas Markets - Major	August 2013	1	10,975
Arizona Asset	Arizona / Las Vegas	September 2013	1	10,500
Arizona Asset	Arizona / Las Vegas	September 2013	1	4,300
Maryland Asset	Baltimore / DC	November 2013	1	15,375
Texas Asset	Texas Markets - Major	November 2013	1	9,700
Texas Asset	Texas Markets - Major	December 2013	1	10,497
Texas Asset	Texas Markets - Major	December 2013	1	6,925
Maryland Asset	Baltimore / DC	December 2013	1	8,200
Florida Asset	Miami / Ft. Lauderdale	December 2013	1	6,000
			20	$189,822

Asset/Portfolio	Market	Transaction Date	Number of Facilities	Purchase / Sale Price (in thousands)

2013 Dispositions:

Texas/Indiana Assets	Texas Markets - Major and Other Midwest	March 2013	5	$11,400
Tennessee Assets	Tennessee	August 2013	8	25,000
California/Ohio/Tennessee/Texas/ Wisconsin Assets	Inland Empire, Ohio, Other Midwest, Tennessee and Texas Markets - Major	October/November 2013	22	90,000
			35	$126,400

2012 Acquisitions:

Texas Asset	Texas Markets - Major	February 2012	1	$5,100
Georgia Asset	Atlanta	February 2012	1	6,900
Texas Asset	Texas Markets - Major	June 2012	1	4,970
Texas Assets	Texas Markets - Major	July 2012	4	18,150
Texas Asset	Texas Markets - Major	July 2012	1	5,130
Connecticut Asset	Connecticut	July 2012	1	5,000
Storage Deluxe Assets	New York / Northern NJ and Connecticut	February/April/August 2012	6	201,910
Virginia Asset	Baltimore / DC	August 2012	1	19,750
New Jersey Assets	Philadelphia / Southern NJ	August 2012	2	10,750
Georgia/Florida Assets	Atlanta and Miami / Ft. Lauderdale	August 2012	3	13,370
Georgia Asset	Atlanta	August 2012	1	3,100
HSREV Assets	Various (see note 4)	September 2012	9	102,000
Colorado Asset	Colorado / Utah	September 2012	1	10,600
Florida Assets	Florida Markets - Other	November 2012	2	13,010
Pennsylvania/New Jersey Assets	Philadelphia / Southern NJ	December 2012	2	7,800
Texas Asset	Texas Markets - Major	December 2012	1	4,800
			37	$432,340

2012 Dispositions:

Michigan Assets	Other Midwest	June 2012	3	$6,362
Alabama/Louisiana/Mississippi Assets	Other Southeast	June 2012	5	16,800
New Mexico Assets	Other West	August 2012	6	7,500
California Asset	Inland Empire	August 2012	1	5,000
Florida/ Tennessee Assets	Florida Markets - Other and Tennessee	November 2012	3	6,550
Ohio Assets	Ohio	November 2012	8	17,750
			26	$59,962

4.  INVESTMENT ACTIVITY

2014 Acquisitions

On August 25, 2014, the Operating Partnership entered into an Agreement for Purchase and Sale with certain limited liability companies controlled by HSRE REIT I and HSRE REIT II, each Maryland real estate investment trusts, to acquire (the “HSRE Acquisition”) 26 self-storage facilities for an aggregate purchase price of $223.0 million plus customary closing costs.  On November 3, 2014, the Company closed on the first tranche of 22 facilities comprising the HSRE Acquisition, for an aggregate purchase price of $195.5 million.  The 22 facilities purchased are located in California, Florida, Illinois, Nevada, New York, Ohio and Rhode Island.  In connection with this acquisition, the Company allocated a portion of the purchase price to the intangible value of in-place leases, which aggregated $14.5 million at the time of the acquisition and prior to any amortization of such amounts. The estimated life of these in-place leases was 12 months and the amortization expense that was recognized during the year ended December 31, 2014 was approximately $2.4 million   The Company expects to close on the remaining four facilities no later than March 31, 2015. As of December 31, 2014, the Company had made a deposit of $5.0 million with respect to the second tranche of the HSRE Acquisition, which deposit is reflected in Other assets, net on the Company’s consolidated balance sheets.

During 2014, the Company acquired an additional 31 self-storage facilities located throughout the United States for an aggregate purchase price of approximately $372.7 million.  In connection with these acquisitions, the Company allocated a portion of the purchase price to the intangible value of in-place leases, which aggregated $23.8 million at the time of such acquisitions and prior to any amortization of such amounts.  The estimated life of these in-place leases was 12 months and the amortization expense that was recognized during the year ended December 31, 2014 was approximately $13.4 million.  In connection with four of the acquired facilities, the Company assumed mortgage debt, and recorded the debt at a fair value of $27.5 million, which included an outstanding principal balance totaling $26.0 million and a net premium of $1.5 million to reflect the estimated fair value of the debt at the time of assumption.

As of December 31, 2014, the Company was under contract and had made deposits of $5.2 million associated with four facilities under construction for a total purchase price of $85.2 million.  These deposits are reflected in Other assets, net on the Company’s consolidated balance sheets.  The purchase of these four facilities is expected to occur by the first quarter of 2016 after the completion of construction and the issuance of a certificate of occupancy.  These acquisitions are subject to due diligence and other customary closing conditions and no assurance can be provided that these acquisitions will be completed on the terms described, or at all.

Development

During the fourth quarter of 2014, the Company entered into a contract under a newly-formed joint venture for the construction of one self-storage facility located in New York (see note 12).  Construction for the project is expected to be completed by the second quarter of 2016.  At December 31, 2014, development costs for this project totaled $0.4 million.

At December 31, 2014, the Company also had four contracts through joint ventures for the construction of three additional self-storage facilities located in New York and one self-storage facility located in Virginia (see note 12).  Construction for all projects is expected to be completed by the first quarter of 2016.  At December 31, 2014, development costs for these projects totaled $35.4 million.  These costs are capitalized to construction in progress while the projects are under development and are reflected in Storage facilities on the Company’s consolidated balance sheets.

During the first quarter of 2014, the Company completed the construction of a self-storage facility subject to a ground lease located in Bronx, NY and opened for operation.  Total costs for this project were $17.2 million at December 31, 2014.  These costs are capitalized to building and improvements as well as equipment and are reflected in Storage facilities on the Company’s consolidated balance sheets.

During the fourth quarter of 2013, the Company completed the construction of the portion of a mixed-use facility comprised of office space and relocated its corporate headquarters to 5 Old Lancaster Road in Malvern, PA, a suburb of Philadelphia.  During the first quarter of 2014, construction was completed on the portion of the building comprised of rentable storage space and the facility opened for operation.  Total costs for this mixed-use project were $25.1 million at December 31, 2014.

2014 Disposition

On June 30, 2014, the Company sold one asset in London, England owned by USIFB, LLP, a consolidated real estate joint venture in which the Company owns a 97% interest, for an aggregate sales price of £4.1 million (approximately $7.0 million).  The Company received net proceeds of $7.0 million, a portion of which were used to repay the loan the Company made to the venture, and recorded a gain of $0.5 million as a result of the transaction.

2013 Acquisitions

During 2013, the Company acquired 20 self-storage facilities located throughout the United States for an aggregate purchase price of approximately $189.8 million.  In connection with these acquisitions, the Company allocated a portion of the purchase price to the intangible value of in-place leases, which aggregated $13.5 million at the time of the acquisition and prior to any amortization of such amounts.   The estimated life of these in-place leases was 12 months and the amortization expense that was recognized during the year ended December 31, 2014 and 2013 was approximately $8.2 million and $5.3 million, respectively.  In connection with one of the acquired facilities, the Company assumed mortgage debt, and recorded the debt at a fair value of $8.9 million, which included an outstanding principal balance totaling $8.5 million and a net premium of $0.4 million in addition to the face value of the assumed debt to reflect the fair value of the debt at the time of assumption.

2013 Dispositions

During 2013, the Company sold 35 self-storage facilities located throughout the United States for an aggregate sales price of approximately $126.4 million.  In connection with these sales, the Company recorded gains that totaled $27.4 million.

2012 Acquisitions

During 2012, as part of the $560 million Storage Deluxe transaction involving 22 Class A self-storage facilities located primarily in the greater New York City area, the Company acquired the final six facilities with a purchase price of approximately $201.9 million. The six facilities purchased are located in New York and Connecticut.  In connection with the acquisitions, the Company allocated a portion of the purchase price to the intangible value of in-place leases, which aggregated $12.3 million at the time of the acquisition and prior to any amortization of such amounts.  The estimated life of these in-place leases was 12 months and the amortization expense that was recognized during 2013 and 2012 was approximately $4.4 million and $7.9 million, respectively.  In connection with the six acquired facilities, the Company assumed mortgage debt, and recorded the debt at a fair value of $93.1 million, which included an outstanding principal balance totaling $88.9 million and a net premium of $4.2 million in addition to the face value of the assumed debt to reflect the fair values of the debt at the time of assumption.

On September 28, 2012, the Company purchased, from its joint venture partner, the remaining 50% ownership in a partnership that owned nine self-storage facilities in Pennsylvania, Virginia, New York, New Jersey and Florida, collectively the HSRE Venture (“HSREV”), for cash of $21.7 million. In addition, upon taking control of these assets, the Company repaid $59.3 million of mortgage loans related to the facilities.  Following the purchase, the Company wholly owned the nine self-storage facilities which were unencumbered and had a fair value of $102.0 million at acquisition.  In connection with this acquisition, the Company allocated a portion of the fair value to the intangible value of in-place leases which aggregated $8.3 million. The estimated life of these in-place leases was 12 months and the amortization expense that was recognized during 2013 and 2012 was approximately $6.2 million and $2.1 million, respectively.

During 2012, the Company acquired an additional 22 self-storage facilities located throughout the United States for an aggregate purchase price of approximately $128.4 million.  In connection with these acquisitions, the Company allocated a portion of the purchase price to the intangible value of in-place leases, which aggregated $13.2 million at the time of the acquisition and prior to any amortization of such amounts. The estimated life of these in-place leases was 12 months and the amortization expense that was recognized during 2013 and 2012 was approximately $8.4 million and $4.8 million, respectively.   In connection with two of the acquired facilities, the Company assumed mortgage debt, and recorded the debt at a fair value of $13.9 million, which included an outstanding principal balance totaling $13.4 million and a net premium of $0.5 million in addition to the face value of the assumed debt to reflect the fair values of the debt at the time of assumption.

2012 Dispositions

During 2012, the Company sold 26 self-storage facilities located throughout the United States for an aggregate sales price of approximately $60.0 million.  In connection with these sales, the Company recorded gains that totaled $9.8 million.

The following table summarizes the Company’s results of operations of the 2014, 2013 and 2012 acquisitions from the respective acquisition dates in the year they were acquired, included in the consolidated statements of operations for the years ended December 31, 2014, 2013 and 2012:

	Year ended December 31,
	2014	2013	2012
	(in thousands)
Total revenues	$21,156	$7,048	$19,028
Net loss	(12,350)	(4,228)	(11,464)

5.  INVESTMENT IN UNCONSOLIDATED REAL ESTATE VENTURES

On December 10, 2013, the Company acquired a 50% ownership interest in 35 self-storage facilities located in Texas (34) and North Carolina (1) through a newly-formed joint venture (“HHF”).  HHF paid $315.7 million for these facilities, of which $12.1 million was allocated to the value of the in-place lease intangible.  The Company and the unaffiliated joint venture partner, collectively the “HHF Partners,” each contributed cash equal to 50% of the capital required to fund the acquisition.  HHF was not consolidated as the entity was not determined to be a VIE and the HHF Partners have equal ownership and voting rights in the entity.  The Company accounts for its unconsolidated interest in the real estate venture using the equity method.  The Company’s investment in HHF is included in Investment in real estate venture, at equity on the Company’s consolidated balance sheets and earnings attributed to HHF are presented in Equity in losses of real estate ventures on the Company’s consolidated statements of operations.

On May 1, 2014, HHF obtained a $100 million loan secured by the 34 self-storage facilities located in Texas that are owned by the venture. There is no recourse to the Company, subject to customary exceptions to non-recourse provisions. The loan bears interest at 3.59% per annum and matures on April 30, 2021. This financing completed the planned capital structure of HHF and proceeds (net of closing costs) of $99.2 million were distributed proportionately to the partners.

On September 26, 2011, the Company contributed $15.4 million in cash for a 50% interest in HSREV, a partnership that owned nine self-storage facilities in Pennsylvania, Virginia, New York, New Jersey and Florida. The other partner held the remaining 50% interest in the partnership.  HSREV was not consolidated because the Company was not the primary beneficiary, the limited partners had the ability to dissolve or remove the Company without cause and the Company did not possess substantive participating rights.  The Company accounted for the unconsolidated interests in its real estate venture using the equity method.  The Company’s investment in HSREV was included in Investment in real estate venture, at equity on the Company’s consolidated balance sheet and earnings attributable to HSREV were presented in Equity in losses of real estate ventures on the Company’s consolidated statements of operations.

As explained in note 4, on September 28, 2012, the Company purchased the remaining 50% ownership in HSREV for cash of $21.7 million. In addition, upon taking control of these assets, the Company repaid $59.3 million of mortgage loans related to the facilities.  As noted above, the Company previously accounted for its investment in HSREV using the equity method. As a result, the Company’s original 50% interest was remeasured during 2012 and the Company recorded a gain of approximately $7.0 million, which is reflected in Gain from remeasurement of investment in real estate venture on the accompanying statements of operations.

The amounts reflected in the following table are based on the historical financial information of the real estate venture.

The following is a summary of the financial position of the HHF venture as of December 31, 2014 and 2013 (in thousands):

	December 31,
	2014	2013

Assets
Storage facilities, net	$291,357	$302,557
Other assets	5,786	11,688
Total assets	$297,143	$314,245

Liabilities and equity
Other liabilities	$5,725	$1,625
Debt	100,000	—
Equity
CubeSmart	95,709	156,310
Joint venture partner	95,709	156,310
Total liabilities and equity	$297,143	$314,245

The following is a summary of results of operations of the real estate ventures for the years ended December 31, 2014, 2013 and 2012 (in thousands).

	Year ended December 31,
	2014	2013	2012

Total revenues	$26,852	$1,600	$7,229
Operating expenses	11,754	1,742	3,010
Interest expense, net	2,522	—	2,690
Depreciation and amortization	25,086	2,160	2,691
Net loss	(12,510)	(2,302)	(1,162)
Company’s share of net loss	(6,255)	(1,151)	(745)

The results of operations above include the periods from December 13, 2013 (date of acquisition) through December 31, 2014 for HHF, and the periods from January 1, 2012 through September 28, 2012 for HSREV, the date of the Company’s acquisition of the remaining 50% interest.

6.  UNSECURED SENIOR NOTES

On December 17, 2013, the Operating Partnership issued $250 million in aggregate principal amount of 4.375% unsecured senior notes due December 15, 2023 (the “2023 Senior Notes”).  On June 26, 2012, the Operating Partnership issued $250 million in aggregate principal amount of 4.80% unsecured senior notes due July 15, 2022 (the “2022 Senior Notes”).  The 2023 Senior Notes along with the 2022 Senior Notes are collectively referred to as the “Senior Notes.”  The indenture under which the Senior Notes were issued restricts the ability of the Operating Partnership and its subsidiaries to incur debt unless the Operating Partnership and its consolidated subsidiaries comply with a leverage ratio not to exceed 60% and an interest coverage ratio of more than 1.5:1 after giving effect to the incurrence of the debt.  The indenture also restricts the ability of the Operating Partnership and its subsidiaries to incur secured debt unless the Operating Partnership and its consolidated subsidiaries comply with a secured debt leverage ratio not to exceed 40% after giving effect to the incurrence of the debt.  The indenture also contains other financial and customary covenants, including a covenant not to own unencumbered assets with a value less than 150% of the unsecured indebtedness of the Operating Partnership and its consolidated subsidiaries. As of and for the year ended December 31, 2014, the Operating Partnership was in compliance with all of the financial covenants under the Senior Notes.

7.  REVOLVING CREDIT FACILITY AND UNSECURED TERM LOANS

On June 20, 2011, the Company entered into an unsecured term loan agreement (the “Term Loan Facility”) which consisted of a $100 million term loan with a five-year maturity (“Term Loan A”) and a $100 million term loan with a seven-year maturity (“Term Loan B”).  On December 9, 2011, the Company entered into a credit facility (the “Credit Facility”) comprised of a $100 million unsecured term loan maturing in December 2014 (“Term Loan C”); a $200 million unsecured term loan maturing in March 2017 (“Term Loan D”); and a $300 million unsecured revolving facility maturing in December 2015 (“Revolver”).

On June 18, 2013, the Company amended both the Term Loan Facility and Credit Facility.  With respect to the Term Loan Facility, among other things, the amendment extended the maturity and decreased the pricing of Term Loan A, while Term Loan B remained unchanged by the amendment.  On August 5, 2014, the Company further amended the Term Loan Facility (collectively with the amendment on June 18, 2013, the “Amendments”) to extend the maturity and decrease the pricing of Term Loan B.  On December 17, 2013, the Company repaid the $100 million balance under Term Loan C that was scheduled to mature in December 2014.

Pricing on the Term Loan Facility depends on the Company’s unsecured debt credit ratings.  On September 25, 2014, the Company’s unsecured debt credit rating was upgraded to Baa2 from Baa3 by Moody’s Investors Service with a stable outlook.  As a result, the LIBOR spreads applicable to our borrowings under the Term Loan Facility were reduced, effective October 1, 2014.  In addition, on November 3, 2014, the Company’s unsecured bonds and issuer ratings were upgraded to BBB from BBB- by Standard and Poor’s Ratings Services with a stable outlook.  At the Company’s current Baa2/BBB level, amounts drawn under Term Loan A are priced at 1.30% over LIBOR, with no LIBOR floor, while amounts drawn under Term Loan B are priced at 1.15% over LIBOR, with no LIBOR floor.

		Term Loan Facility Prior to Amendments			Term Loan Facility As Amended
			LIBOR Spread			LIBOR Spread
	Amount	Maturity Date	Baa3/BBB-	Baa2/BBB	Maturity Date	Baa3/BBB-	Baa2/BBB
Term Loan A	$100 million	June 2016	1.85%	1.65%	June 2018	1.50%	1.30%
Term Loan B	$100 million	June 2018	2.00%	1.80%	January 2020	1.40%	1.15%

With respect to the Credit Facility, among other things, the Amendments extended the maturities of the Revolver and Term Loan D and decreased the pricing of the Revolver, Term Loan C and Term Loan D.  Pricing on the Credit Facility depends on the Company’s unsecured debt credit ratings.  At the Company’s current Baa2/BBB level, amounts drawn under the Revolver are priced at 1.30% over LIBOR, inclusive of a facility fee of 0.20%, with no LIBOR floor, while amounts drawn under Term Loan C and Term Loan D are priced at 1.30% over LIBOR, with no LIBOR floor.

		Credit Facility Prior to Amendments			Credit Facility As Amended
			LIBOR Spread			LIBOR Spread
	Amount	Maturity Date	Baa3/BBB-	Baa2/BBB	Maturity Date	Baa3/BBB-	Baa2/BBB
Revolver	$300 million	December 2015	1.80%	1.50%	June 2017	1.60%	1.30%
Term Loan C (1)	$100 million	December 2014	1.75%	1.45%	December 2014	1.50%	1.30%
Term Loan D	$200 million	March 2017	1.75%	1.45%	January 2019	1.50%	1.30%

(1)         On December 17, 2013, the Company repaid the $100 million balance under Term Loan C that was scheduled to mature in December 2014.

The Company incurred costs of $2.1 million in 2013 and $0.2 million in 2014 in connection with the Amendments and capitalized such costs as a component of loan procurement costs, net of amortization on the consolidated balance sheets.  Unamortized costs, along with costs incurred in connection with the amendments, are amortized as an adjustment to interest expense over the remaining term of the modified facilities. In connection with the repayment of Term Loan C, the Company recognized $0.4 million related to the write-off of unamortized loan procurement costs associated with that term loan.

As of December 31, 2014, $200 million of unsecured term loan borrowings were outstanding under the Term Loan Facility, $200 million of unsecured term loan borrowings were outstanding under the Credit Facility, $78.0 million of unsecured revolving credit facility borrowings were outstanding under the Credit Facility and $222.0 million was available for borrowing on the unsecured revolving portion of the Credit Facility.  The available balance under the unsecured revolving portion of the Credit Facility is reduced by an outstanding letter of credit of $30 thousand.  In connection with a portion of the unsecured borrowings, the Company had interest rate swaps as of December 31, 2014 that fix 30-day LIBOR (see note 10).  As of December 31, 2014, borrowings under the Credit Facility and Term Loan Facility, as amended and after giving effect to the interest rate swaps, had an effective weighted average interest rate of 2.95%.

The Term Loan Facility and the term loan under the Credit Facility were fully drawn at December 31, 2014 and no further borrowings may be made under the term loans.  The Company’s ability to borrow under the revolving portion of the Credit Facility is subject to ongoing compliance with certain financial covenants which include:

•                           Maximum total indebtedness to total asset value of 60.0% at any time;

•                           Minimum fixed charge coverage ratio of 1.50:1.00; and

•                           Minimum tangible net worth of $821,211,200 plus 75% of net proceeds from equity issuances after June 30, 2010.

Further, under the Credit Facility and Term Loan Facility, the Company is restricted from paying distributions on the Parent Company’s common shares in excess of the greater of (i) 95% of funds from operations, and (ii) such amount as may be necessary to maintain the Parent Company’s REIT status.

As of and for the year ended December 31, 2014, the Company was in compliance with all of its financial covenants and anticipates being in compliance with all of its financial covenants through the terms of the Credit Facility and Term Loan Facility.

8.  MORTGAGE LOANS AND NOTES PAYABLE

The Company’s mortgage loans and notes payable are summarized as follows:

	Carrying Value as of:
	December 31,	December 31,	Effective	Maturity
Mortgage Loan	2014	2013	Interest Rate	Date
	(in thousands)
YSI 10	—	3,839	5.87%	Jan-15
YSI 15	—	1,733	6.41%	Jan-15
YSI 52	—	4,548	5.63%	Jan-15
YSI 58	—	8,676	2.97%	Jan-15
YSI 29	12,635	12,853	3.69%	Aug-15
YSI 13	8,427	8,500	3.00%	Oct-15
YSI 20	54,091	56,373	5.97%	Nov-15
YSI 63	7,466	—	2.82%	Dec-15
YSI 59	9,221	9,418	4.82%	Mar-16
YSI 60	3,610	3,670	5.04%	Aug-16
YSI 51	7,105	7,219	5.15%	Sep-16
YSI 64	7,919	—	3.54%	Oct-16
YSI 62	7,962	—	3.54%	Dec-16
YSI 35	—	4,274	6.90%	Jul-19
YSI 33	10,429	10,688	6.42%	Jul-19
YSI 26	8,780	8,945	4.56%	Nov-20
YSI 57	3,082	3,140	4.61%	Nov-20
YSI 55	23,767	24,145	4.85%	Jun-21
YSI 24	27,873	28,523	4.64%	Jun-21
Unamortized fair value adjustment	3,484	3,674

Total mortgage loans and notes payable	$195,851	$200,218

As of December 31, 2014 and 2013, the Company’s mortgage loans payable were secured by certain of its self-storage facilities with net book values of approximately $344 million and $371 million, respectively. The following table represents the future principal payment requirements on the outstanding mortgage loans and notes payable at December 31, 2014 (in thousands):

2015	$84,874
2016	36,837
2017	1,784
2018	1,886
2019	10,852
2020 and thereafter	56,134
Total mortgage payments	192,367
Plus: Unamortized fair value adjustment	3,484
Total mortgage indebtedness	$195,851

9.  ACCUMULATED OTHER COMPREHENSIVE LOSS

The following table summarizes the changes in accumulated other comprehensive loss by component for the year ended December 31, 2014 (in thousands):

	Unrealized losses on interest rate swaps	Unrealized loss on foreign currency translation	Total

Balance at December 31, 2013	$(10,222)	$(792)	$(11,014)

Other comprehensive loss before reclassifications	(3,885)	(172)	(4,057)
Amounts reclassified from accumulated other comprehensive loss	6,312 (a)	—	6,312
Net current-period other comprehensive income	2,427	(172)	2,255

Balance at December 31, 2014	$(7,795)	$(964)	$(8,759)

(a)         See note 10 for additional information about the effects of the amounts reclassified.

10.  RISK MANAGEMENT AND USE OF FINANCIAL INSTRUMENTS

The Company’s use of derivative instruments is limited to the utilization of interest rate agreements or other instruments to manage interest rate risk exposures and not for speculative purposes. The principal objective of such arrangements is to minimize the risks and/or costs associated with the Company’s operating and financial structure, as well as to hedge specific transactions. The counterparties to these arrangements are major financial institutions with which the Company and its subsidiaries may also have other financial relationships. The Company is potentially exposed to credit loss in the event of non-performance by these counterparties. However, because of the high credit ratings of the counterparties, the Company does not anticipate that any of the counterparties will fail to meet these obligations as they come due. The Company does not hedge credit or property value market risks.

The Company has entered into interest rate swap agreements that qualify and are designated as cash flow hedges designed to reduce the impact of interest rate changes on its variable rate debt.   Therefore, the interest rate swaps are recorded in the consolidated balance sheet at fair value and the related gains or losses are deferred in shareholders’ equity as accumulated other comprehensive loss.  These deferred gains and losses are amortized into interest expense during the period or periods in which the related interest payments affect earnings.  However, to the extent that the interest rate swaps are not perfectly effective in offsetting the change in value of the interest payments being hedged, the ineffective portion of these contracts is recognized in earnings immediately.

The Company formally assesses, both at inception of a hedge and on an on-going basis, whether each derivative is highly-effective in offsetting changes in cash flows of the hedged item. If management determines that a derivative is highly-effective as a hedge, then the Company accounts for the derivative using hedge accounting, pursuant to which gains or losses inherent in the derivative do not impact the Company’s results of operations.  If management determines that a derivative is not highly-effective as a hedge or if a derivative ceases to be a highly-effective hedge, the Company will discontinue hedge accounting prospectively and will reflect in its statement of operations realized and unrealized gains and losses in respect of the derivative.

The following table summarizes the terms and fair values of the Company’s derivative financial instruments at December 31, 2014 and December 31, 2013, respectively (in thousands):

						Fair Value
Hedge		Notional				December 31,	December 31,
Product	Hedge Type (a)	Amount	Strike	Effective Date	Maturity	2014	2013

Swap	Cash flow	$40,000	1.8025%	6/20/2011	6/20/2016	$(757)	$(1,265)
Swap	Cash flow	$40,000	1.8025%	6/20/2011	6/20/2016	(757)	(1,265)
Swap	Cash flow	$20,000	1.8025%	6/20/2011	6/20/2016	(378)	(632)
Swap	Cash flow	$75,000	1.3360%	12/30/2011	3/31/2017	(841)	(1,132)
Swap	Cash flow	$50,000	1.3360%	12/30/2011	3/31/2017	(561)	(752)
Swap	Cash flow	$50,000	1.3360%	12/30/2011	3/31/2017	(561)	(754)
Swap	Cash flow	$25,000	1.3375%	12/30/2011	3/31/2017	(281)	(380)
Swap	Cash flow	$40,000	2.4590%	6/20/2011	6/20/2018	(1,654)	(1,820)
Swap	Cash flow	$40,000	2.4725%	6/20/2011	6/20/2018	(1,672)	(1,842)
Swap	Cash flow	$20,000	2.4750%	6/20/2011	6/20/2018	(837)	(921)
		$400,000				$(8,299)	$(10,763)

(a)         Hedging unsecured variable rate debt by fixing 30-day LIBOR.

The Company measures its derivative instruments at fair value and records them in the balance sheet as either an asset or liability.  As of December 31, 2014 and 2013, all derivative instruments were included in accounts payable, accrued expenses and other liabilities in the accompanying consolidated balance sheets.  The effective portions of changes in the fair value of the derivatives are reported in accumulated other comprehensive income (loss).  Amounts reported in accumulated other comprehensive income (loss) related to derivatives will be reclassified to interest expense as interest payments are made on the Company’s variable-rate debt.  The change in unrealized loss on interest rate swap reflects a reclassification of $6.3 million of unrealized losses from accumulated other comprehensive loss as an increase to interest expense during 2014.  The Company estimates that $5.7 million will be reclassified as an increase to interest expense in 2015.

11.  FAIR VALUE MEASUREMENTS

The Company applies the methods of determining fair value, as described in authoritative guidance, to value its financial assets and liabilities. As defined in the guidance, fair value is based on the price that would be received from the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In order to increase consistency and comparability in fair value measurements, the guidance establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three broad levels, which are described below:

Level 1: Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2: Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3: Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs, to the extent possible, as well as considering counterparty credit risk in its assessment of fair value.

Financial assets and liabilities carried at fair value as of December 31, 2014 are classified in the table below in one of the three categories described above (in thousands):

	Level 1	Level 2	Level 3

Interest Rate Swap Derivative Liabilities	$—	$8,299	$—

Total liabilities at fair value	$—	$8,299	$—

Financial assets and liabilities carried at fair value as of December 31, 2013 are classified in the table below in one of the three categories described above (in thousands):

	Level 1	Level 2	Level 3

Interest Rate Swap Derivative Liabilities	$—	$10,763	$—

Total liabilities at fair value	$—	$10,763	$—

Financial assets and liabilities carried at fair value were classified as Level 2 inputs.  For financial liabilities that utilize Level 2 inputs, the Company utilizes both direct and indirect observable price quotes, including LIBOR yield curves, bank price quotes for forward starting swaps, NYMEX futures pricing and common stock price quotes. Below is a summary of valuation techniques for Level 2 financial liabilities:

•                  Interest rate swap derivative assets and liabilities — valued using LIBOR yield curves at the reporting date. Counterparties to these contracts are most often highly rated financial institutions, none of which experienced any significant downgrades in 2014 that would reduce the amount owed by the Company.  Although the Company has determined that the majority of the inputs used to value its derivatives fall within Level 2 of the fair value hierarchy, the credit valuation adjustments associated with the Company’s derivatives utilize Level 3 inputs, such as estimates of current credit spreads, to evaluate the likelihood of default by the Company and the counterparties. However, as of December 31, 2014, the Company has assessed the significance of the effect of the credit valuation adjustments on the overall valuation of its derivative positions and has determined that the credit valuation adjustments are not significant to the overall valuation of its derivatives. As a result, the Company has determined that its derivative valuations in their entirety are classified in Level 2 of the fair value hierarchy.

During 2012, the Company recorded a nonrecurring Level 3 fair value measurement gain of approximately $7.0 million resulting from the remeasurement of its investment in HSREV (see note 5).  Fair value for those assets measured using Level 3 inputs was determined through the use of a direct capitalization approach. The direct capitalization approach applies a projected yield for the investment to the estimated stabilized income for the facility.  Yield rates utilized in this approach are derived from market transactions as well as other financial and industry data. The yield rates used in determining the fair value of HSREV ranged from 6%-7%.

The fair values of financial instruments, including cash and cash equivalents, accounts receivable and accounts payable approximate their respective carrying values at December 31, 2014 and 2013.   The aggregate carrying value of the Company’s debt was $1.2 billion and $1.1 billion at December 31, 2014 and 2013, respectively.  The estimated fair value of the Company’s debt was $1.2 billion and $1.1 billion at December 31, 2014 and 2013, respectively. These estimates were based on a discounted cash flow analysis assuming market interest rates for comparable obligations at December 31, 2014 and 2013.  The Company estimates the fair value of its fixed rate debt and the credit spreads over variable market rates on its variable rate debt by discounting the future cash flows of each instrument at estimated market rates or credit spreads consistent with the maturity of the debt obligation with similar credit policies, which is classified within level 2 of the fair value hierarchy. Rates and credit spreads take into consideration general market conditions and maturity.

12.  NONCONTROLLING INTERESTS

Interests in Consolidated Real Estate Joint Ventures

2301 Tillotson Ave, LLC (“Tillotson”) was formed to own, operate, and develop a self-storage facility in New York, NY.  The Company owns a 51% interest in Tillotson and 49% is owned by another member (the “Tillotson Member”).  The facility is expected to commence operations during 2016.  The Tillotson Member has an option to put its ownership interest in the venture to the Company for $17.0 million within the one-year period after construction of the facility is substantially complete.  Additionally, the Company has a one-year option to call the ownership interest of the Tillotson Member for $17.0 million beginning on the second anniversary of the facility’s construction being substantially complete.  The Company is accreting the $17.0 million liability during the development period and has accrued $2.4 million as of December 31, 2014.  The Company determined that Tillotson is a variable interest entity, and that the Company is the primary beneficiary.  Accordingly, the Company consolidates the assets, liabilities, and results of operations of Tillotson.  At December 31, 2014, Tillotson had total assets of $2.9 million and total liabilities of $2.8 million.

251 Jamaica Ave, LLC (“Jamaica Ave”) was formed to own, operate, and develop a self-storage facility in New York, NY.  The Company owns a 51% interest in Jamaica Ave and 49% is owned by another member (the “Jamaica Ave Member”).  The facility is expected to commence operations during 2016.  The Jamaica Ave Member has an option to put its ownership interest in the venture to the Company for $12.5 million within the one-year period after construction of the facility is substantially complete.  Additionally, the Company has a one-year option to call the ownership interest of the Jamaica Ave Member for $12.5 million beginning on the second anniversary of the facility’s construction being substantially complete.  The Company is accreting the $12.5 million liability during the development period and has accrued $6.6 million as of December 31, 2014.  The Company determined that Jamaica Ave is a variable interest entity, and that the Company is the primary beneficiary.  Accordingly, the Company consolidates the assets, liabilities, and results of operations of Jamaica Ave.  At December 31, 2014, Jamaica Ave had total assets of $15.2 million and total liabilities of $7.3 million.

CS SNL New York Ave, LLC and 186 Jamaica Avenue, LLC, collectively known as “SNL”, were formed with a partner to own, operate and develop two self-storage facilities in the boroughs of New York, NY.  The Company owns 90% of SNL and the facilities are expected to commence operations during 2015.  The Company consolidates the assets, liabilities, and results of operations of SNL.  At December 31, 2014, SNL had total assets of $12.3 million and total liabilities of $2.3 million.  The Company has provided $1.2 million of a total $20.1 million loan commitment to SNL which is secured by a mortgage on the real estate assets of SNL.  The loan and related interest was eliminated during consolidation.

Shirlington Rd, LLC (“SRLLC”) was formed to own, operate, and develop a self-storage facility in Northern Virginia.  The Company owns a 90% interest in SRLLC and the facility is expected to commence operations during 2015.  The Company consolidates the assets, liabilities, and results of operations of SRLLC.  During 2013, SRLLC acquired land for development for $13.1 million. In 2014, SRLLC completed the planned subdivision of the land into two parcels and sold one parcel for $6.5 million.  No gain or loss was recorded as a result of this transaction.  SRLLC retained the second parcel of land for the development of the storage facility.  At December 31, 2014, SRLLC had total assets of $14.7 million and total liabilities of $10.6 million.  The Company has provided $9.6 million of a total $14.6 million loan commitment to SRLLC, which loan is secured by a mortgage on the real estate assets of SRLLC.  The loan and related interest was eliminated during consolidation.

USIFB, LLP (“USIFB”) was formed to own, operate, acquire and develop self-storage facilities in England.  The Company owns a 97% interest in the USIFB through a wholly-owned subsidiary and USIFB commenced operations at two facilities in London, England during 2008.  The Company determined that USIFB is a variable interest entity, and that the Company is the primary beneficiary.  Accordingly, the Company consolidates the assets, liabilities and results of operations of USIFB.  On December 31, 2013 the Company provided a $6.8 million (£4.1 million) loan secured by a mortgage on real estate assets of USIFB.  On June 30, 2014, one of the assets was sold for net proceeds of $7.0 million and the loan was repaid with proceeds from the sale.  The loan and any related interest was eliminated during consolidation.  At December 31, 2014, USIFB had total assets of $5.7 million and total liabilities of $0.2 million.

On August 13, 2009, the Company, through a wholly-owned affiliate, formed a joint venture (“HART”) with an affiliate of Heitman, LLC (“Heitman”) to own and operate 22 self-storage facilities, which are located throughout the United States.  Upon formation, Heitman contributed approximately $51 million of cash to a newly-formed limited partnership and the Company contributed certain unencumbered wholly-owned facilities with an agreed upon value of approximately $102 million to such limited partnership.  In exchange for its contribution of those facilities, the Company received a cash distribution from HART of approximately $51 million and retained a 50% interest in HART. The Company was the managing partner of HART and managed the facilities owned by HART in exchange for a market rate management fee.  The Company determined that HART was a variable interest entity, and that the Company was the primary beneficiary.  Accordingly, the Company consolidated the assets, liabilities and results of operations of HART.  The 50% interest that was owned by Heitman was reflected as noncontrolling interest in subsidiaries within permanent equity, separate from the Company’s equity on the consolidated balance sheets.

On August 13, 2012, the Company purchased the remaining 50% interest in HART from Heitman for $61.1 million, and now owns 100% of HART. Accordingly, the Company wholly owns the facilities which are unencumbered by any property-level secured debt.  The Company previously consolidated HART, and therefore the acquisition of the remaining 50% interest is reflected in the equity section of the accompanying consolidated balance sheets.   As a result of the transaction, the Company eliminated noncontrolling interest in subsidiaries of $38.7 million and recorded a reduction to additional paid-in capital of $18.5 million.

Operating Partnership Ownership

The Company follows guidance regarding the classification and measurement of redeemable securities.  Under this guidance, securities that are redeemable for cash or other assets, at the option of the holder and not solely within the control of the issuer, must be classified outside of permanent equity/capital.  This classification results in certain outside ownership interests being included as redeemable noncontrolling interests outside of permanent equity/capital in the consolidated balance sheets.  The Company makes this determination based on terms in applicable agreements, specifically in relation to redemption provisions.

Additionally, with respect to redeemable ownership interests in the Operating Partnership held by third parties for which CubeSmart has a choice to settle the redemption by delivery of its own shares, the Operating Partnership considered the guidance regarding accounting for derivative financial instruments indexed to, and potentially settled in, a company’s own shares, to evaluate whether CubeSmart controls the actions or events necessary to presume share settlement. The guidance also requires that noncontrolling interests classified outside of permanent capital be adjusted each period to the greater of the carrying value based on the accumulation of historical cost or the redemption value.

Approximately 1.4% and 1.6% of the outstanding OP Units as of December 31, 2014 and December 31, 2013, respectively, were not owned by CubeSmart, the sole general partner.  The interests in the Operating Partnership represented by these OP Units were a component of the consideration that the Operating Partnership paid to acquire certain self-storage facilities. The holders of the OP Units are limited partners in the Operating Partnership and have the right to require CubeSmart to redeem all or part of their OP Units for, at the general partner’s option, an equivalent number of common shares of CubeSmart or cash based upon the fair value of an equivalent number of common shares of CubeSmart.  However, the partnership agreement contains certain provisions that could result in a cash settlement outside the control of CubeSmart and the Operating Partnership, as CubeSmart does not have the ability to settle in unregistered shares.  Accordingly, consistent with the guidance, the Operating Partnership will record the OP Units owned by third parties outside of permanent capital in the consolidated balance sheets. Net income or loss related to the OP Units owned by third parties is excluded from net income or loss attributable to Operating Partner in the consolidated statements of operations.

At December 31, 2014 and 2013, 2,257,486 and 2,275,730 OP Units, respectively, were held by third parties.  The per unit cash redemption amount of the outstanding OP Units was calculated based upon the average of the closing prices of the common shares of CubeSmart on the New York Stock Exchange for the final 10 trading days of the year. Based on the Company’s evaluation of the redemption value of the redeemable noncontrolling interests, the Company has reflected these interests at their redemption value at December 31, 2014 and 2013, as the estimated redemption value exceeded their carrying value. The Operating Partnership recorded an increase to OP Units owned by third parties and a corresponding decrease to capital of $14.8 million and $3.3 million at December 31, 2014 and 2013, respectively.

13.  RELATED PARTY TRANSACTIONS

Affiliated Real Estate Investments

The Company provides management services to certain joint ventures and other related party facilities.  Management agreements provide generally for management fees of between 5-6% of total revenues earned on a cash basis at the facilities.  Total management fees for unconsolidated joint ventures or other entities in which the Company held an ownership interest for the years ending December 31, 2014, 2013 and 2012 respectively, were $0.9 million, $0.1 million and $0.2 million, respectively.

The management agreements for certain joint ventures, other related parties and third-party facilities provide for the reimbursement to the Company for certain expenses incurred to manage the facilities.  These amounts consist of amounts due for management fees, payroll and other expenses incurred on behalf of the facilities.  The amounts due to the Company were $1.6 million and $2.1 million as of December 31, 2014 and 2013, respectively.  Additionally, as discussed in note 12 the Company has outstanding mortgage loans receivable from consolidated joint ventures of $10.8 million and $15.8 million as of December 31, 2014 and 2013, respectively, which are eliminated for consolidation purposes.  The Company believes that all of these related-party receivables are fully collectible.

Corporate Office Leases

Subsequent to its entry into lease agreements with related parties for office space, the Operating Partnership entered into sublease agreements with various unrelated tenants for the related office space.  Each of these properties is part of Airport Executive Park, a 50-acre office and flex development located in Cleveland, Ohio, which is owned by former executives. Our independent Trustees approved the terms of, and entry into, each of the office lease agreements by the Operating Partnership.  The table below shows the office space subject to these lease agreements and certain key provisions, including the maturity date of each lease agreement and the minimum and maximum rents payable per month during the term.  The Operating Partnership did not extend these lease agreements beyond the maturity dates set forth below.

Office Space	Approximate Square Footage	Maturity Date	Fixed Minimum Rent Per Month	Fixed Maximum Rent Per Month
The Parkview Building — 6745 Engle Road; and 6751 Engle Road	21,900	12/31/2014	$25,673	$31,205
6745 Engle Road — Suite 100	2,212	12/31/2014	$3,051	$3,709
6745 Engle Road — Suite 110	1,731	12/31/2014	$2,387	$2,901
6751 Engle Road — Suites C and D	3,000	12/31/2014	$3,137	$3,771

In addition to monthly rent, the office lease agreements provide that our Operating Partnership reimburse for certain maintenance and improvements to the leased office space.  The aggregate amount of lease payments incurred under these lease agreements for each of the years ended December 31, 2014, 2013 and 2012 was approximately $0.5 million.

14.  COMMITMENTS AND CONTINGENCIES

The Company currently owns six operating self-storage facilities and one self-storage facility currently under development that are subject to ground leases and four other operating self-storage facilities having portions of land that are subject to ground leases. The Company recorded ground rent expense of approximately $2.0 million, $2.2 million, and $1.2 million for the years ended December 31, 2014, 2013 and 2012, respectively.  Total future minimum rental payments under non-cancelable ground leases are as follows:

Ground Lease
Amount
(in thousands)

2015	$1,443
2016	1,649
2017	1,649
2018	1,562
2019	1,557
2020 and thereafter	87,393
$95,253

The Company has development agreements for the construction of five new self-storage facilities (see note 4), which will require payments of approximately $50.3 million, due in installments upon completion of certain construction milestones, during 2015 and 2016.

The Company has been named as a defendant in lawsuits in the ordinary course of business.  In most instances, these claims are covered by the Company’s liability insurance coverage.  Management believes that the ultimate settlement of the suits will not have a material adverse effect on the Company’s financial statements.

15.  SHARE-BASED COMPENSATION PLANS

On June 2, 2010 the Company’s shareholders approved an amendment and restatement of the Company’s 2007 Equity Incentive Plan, a share-based employee compensation plan originally approved by shareholders on May 8, 2007 (as amended and restated, the “2007 Plan”).  On October 19, 2004, the Company’s sole shareholder approved a share-based employee compensation plan, the 2004 Equity Incentive Plan (the “2004 Plan” and collectively with the 2007 Plan, the “Plans”).  The purpose of the Plans is to attract and retain highly qualified executive officers, Trustees and key employees and other persons and to motivate such officers, Trustees, key employees and other persons to serve the Company and its affiliates to expend maximum effort to improve the business results and earnings of the Company, by providing to such persons an opportunity to acquire or increase a direct proprietary interest in the operations and future success of the Company.  To this end, the Plans provide for the grant of share options, share appreciation rights, restricted shares, share units, unrestricted shares, dividend equivalent rights and cash awards.  Any of these awards may, but need not, be made as performance incentives to reward attainment of annual or long-term performance goals.  Share options granted under the Plans may be non-qualified share options or incentive share options.

The Plans are administered by the Compensation Committee of the Company’s Board of Trustees (the “Compensation Committee”), which is appointed by the Board of Trustees. The Compensation Committee interprets the Plans and, subject to its right to delegate authority to grant awards, determines the terms and provisions of option grants and share awards.

The 2007 Plan uses a “Fungible Units” methodology for computing the maximum number of common shares available for issuance under the 2007 Plan.  The Fungible Units methodology assigns weighted values to different types of awards under the 2007 Plan without assigning specific numerical limits for different types of awards.  Upon shareholder approval of the amendment and restatement of the 2007 Plan in June 2010, a “Fungible Pool Limit” was established consisting of 4,728,561 shares plus any common shares restored to availability upon expiration or forfeiture of then-currently outstanding options or restricted share awards (consisting of 372,135 shares).

The 2007 Plan provides that any common shares made the subject of awards in the form of options or share appreciation rights shall be counted against the Fungible Pool Limit as one (1) unit.  Any common shares made the subject of awards under the 2007 Plan in the form of restricted shares or share units (each a “Full-Value Award”) shall be counted against the Fungible Pool Limit as 1.66 units.  The Fungible Pool Limit and the computation of the number of common shares available for issuance are subject to adjustment upon certain corporate transactions or events, including share splits, reverse share splits and recapitalizations.  The number of shares counted against the Fungible Pool Limit includes the full number of shares subject to the award, and is not reduced in the event shares are withheld to fund withholding tax obligations, or, in the case of options and share appreciation rights, where shares are applied to pay the exercise price.  If an option or other award granted under the 2007 Plan expires, is forfeited or otherwise terminates, the common shares subject to any portion of such option or other award that expires, is forfeited or that otherwise terminates, as the case may be, will again become available for issuance under the 2007 Plan.

In addition to the overall limit on the number of shares that may be subject to awards under the 2007 Plan, the 2007 Plan limits the number of shares that may be the subject of awards during the three-year period ending December 31, 2014.  Specifically, the average of the following three ratios (each expressed as a percentage) shall not exceed the greater of two percent (2%) or the mean of the Company’s GICS peer group for the three-year period beginning January 1, 2012 and ending December 31, 2014.  The three ratios would correspond to the three calendar years in the three-year period ending December 31, 2014, and each ratio would be computed as (i) the number of shares subject to awards granted in the applicable year divided by (ii) the sum of the number of common shares and OP units exchangeable into common shares outstanding at the end of such year.  Solely for purposes of calculating the number of shares subject to awards under this limitation, shares underlying Full-Value Awards will be taken into account in the numerator of the foregoing ratios as 1.5 shares.

Subject to adjustment upon certain corporate transactions or events, a participant may not receive awards (with shares subject to awards being counted, depending on the type of award, in the proportions ranging from 1.0 to 1.66), as described above in any one calendar year covering more than 1,000,000 units.

With respect to the 2004 Plan, a total of 3 million common shares are reserved for issuance under the 2004 Plan. The maximum number of common shares underlying equity awards that may be granted to an individual participant under the 2004 Plan during any calendar year is 400,000 for options or share appreciation rights and 100,000 for restricted shares or restricted share units. The maximum number of common shares that can be awarded under the Plan to any person, other than pursuant to an option, share appreciation rights or time-vested restricted shares, is 250,000 per calendar year under the 2004 Plan.  To the extent that options expire unexercised or are terminated, surrendered or canceled, the options and share awards become available for future grants under the 2004 Plan, unless the 2004 Plan has been terminated.

Under the Plans, the Compensation Committee determines the vesting schedule of each share award and option. The exercise price for options is equivalent to the fair value of the underlying common shares at the grant date. The Compensation Committee also determines the term of each option, which shall not exceed 10 years from the grant date.

Share Options

The fair values for options granted in 2014, 2013, and 2012 were estimated at the time the options were granted using the Black-Scholes option-pricing model applying the following weighted average assumptions:

Assumptions:	2014	2013	2012
Risk-free interest rate	1.9%	1.0%	2.0%
Expected dividend yield	3.2%	3.3%	4.5%
Volatility (a)	37.98%	42.00%	52.22%
Weighted average expected life of the options (b)	6.0 years	6.0 years	9.59 years
Weighted average grant date fair value of options granted per share	$4.33	$4.28	$3.94

                                                                       (a)  Expected volatility is based upon the level of volatility historically experienced.

                                                                       (b)  Expected life is based upon our expectations of share option recipients’ expected exercise and termination patterns.

The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options. In addition, option-pricing models require the input of highly subjective assumptions, including the expected share price volatility. Volatility for the 2014, 2013 and 2012 grants was based on the trading history of the Company’s shares.

In 2014, 2013, and 2012, the Company recognized compensation expense related to options issued to employees and executives of approximately $0.9 million, $0.9 million and $1.2 million, respectively, which was recorded in general and administrative expense.  Approximately 223,590 share options were issued during 2014 for which the fair value of the options at their respective grant dates was approximately $1.0 million, which vest over three years.  As of December 31, 2014, the Company had approximately $1.0 million of unrecognized option compensation cost related to all grants that will be recorded over the next three years.

The table below summarizes the option activity under the Plan for the years ended December 31, 2014, 2013 and 2012:

			Weighted Average
	Number of Shares	Weighted Average	Remaining
	Under Option	Strike Price	Contractual Term
Balance at December 31, 2011	5,255,718	$10.35	6.33
Options granted	222,421	11.48	9.14
Options canceled	(10,375)	9.01	—
Options exercised	(209,900)	7.89	6.08
Balance at December 31, 2012	5,257,864	$10.50	5.49
Options granted	182,297	14.84	9.08
Options canceled	(24,000)	13.57	—
Options exercised	(511,548)	7.24	4.53
Balance at December 31, 2013	4,904,613	$10.99	4.66
Options granted	223,590	15.73	9.08
Options canceled	(10,731)	17.38	—
Options exercised	(1,425,171)	9.69	3.21
Balance at December 31, 2014	3,692,301	$11.76	4.16

Vested or expected to vest at December 31, 2014	3,692,301	$11.76	4.16
Exercisable at December 31, 2014	3,271,474	$11.37	3.60

At December 31, 2014, the aggregate intrinsic value of options outstanding, of options that vested or expected to vest and of options that were exercisable was approximately $38.1 million.  The aggregate intrinsic value of options exercised was approximately $15.5 million for the year ended December 31, 2014.

Restricted Shares

The Company applies the fair value method of accounting for contingently issued shares.  As such, each grant is recognized ratably over the related vesting period.  Approximately 194,000 restricted shares and share units were issued during 2014 for which the fair value of the restricted shares and share units at their respective grant dates was approximately $3.4 million, which vest over three to five years.  During 2013, approximately 219,000 restricted shares and share units were issued for which the fair value of the restricted shares and share units at their respective grant dates was approximately $3.4 million.  As of December 31, 2014 the Company had approximately $3.0 million of remaining unrecognized restricted share and share unit compensation costs that will be recognized over the next four years.  Restricted share awards are considered to be performance awards and are valued using the share price on the grant date.  The compensation expense recognized related to these awards and remaining unrecognized compensation costs are included in the amounts disclosed above.

In 2014, 2013 and 2012, the Company recognized compensation expense related to restricted shares and share units issued to employees and Trustees of approximately $3.5 million, $5.4 million, and $3.9 million, respectively; these amounts were recorded in general and administrative expense.  The following table presents non-vested restricted share and share unit activity during 2014:

Number of Non-
Vested Restricted
Shares and Share Units
Non-Vested at January 1, 2014	711,631
Granted	194,495
Vested	(523,700)
Forfeited	(1,643)
Non-Vested at December 31, 2014	380,783

On January 24, 2014, 47,487 restricted share units were granted to certain executives.  The restricted share units were granted in the form of deferred share units with a market condition, entitling the holders thereof to receive common shares at a future date.  The deferred share units will be awarded based on the Company’s total return to shareholders with respect to a specified peer group consisting of publicly traded REITs over a three-year period.  The fair value of the restricted share units on the grant date was approximately $0.9 million.  The Company used a Monte Carlo simulation analysis to estimate the fair value of the awards.  The restricted share units will cliff vest upon the third anniversary of the effective date, or December 31, 2016.  The compensation expense recognized related to these awards and remaining unrecognized compensation costs are included in the amounts disclosed above.

On January 25, 2013, 41,503 restricted share units were granted to certain executives.  The restricted share units were granted in the form of deferred share units with a market condition, entitling the holders thereof to receive common shares at a future date.  The deferred share units will be awarded based on the Company’s total return to shareholders with respect to a specified peer group consisting of publicly traded REITs over a three-year period.  The fair value of the restricted share units on the grant date was approximately $0.8 million.  The Company used a Monte Carlo simulation analysis to estimate the fair value of the awards.  The restricted share units will cliff vest upon the third anniversary of the effective date, or December 31, 2015.  The compensation expense recognized related to these awards and remaining unrecognized compensation costs are included in the amounts disclosed above.

On January 25, 2012, 49,981 restricted share units were granted to certain executives.  The restricted share units were granted in the form of deferred share units with a market condition, entitling the holders thereof to receive common shares at a future date.  The deferred share units will be awarded based on the Company’s total return to shareholders with respect to a specified peer group consisting of publicly traded REITs over a three-year period.  The fair value of the restricted share units on the grant date was approximately $0.8 million.  The Company used a Monte Carlo simulation analysis to estimate the fair value of the awards.  The restricted share units cliff vested on December 31, 2014.  The compensation expense recognized related to these awards and remaining unrecognized compensation costs are included in the amounts disclosed above.

On May 30, 2012, 274,668 restricted share units were granted to our former chief executive officer.  The restricted share units were granted in the form of deferred share units with a market condition, entitling the holder thereof to receive common shares at a future date.  The deferred share units were awarded based on the price return of the Company’s share price over a two-year period.  The fair value of the restricted share units on the grant date was approximately $3.0 million.  The Company used a Monte Carlo simulation analysis to estimate the fair value of the awards.  The restricted share units cliff vested on December 31, 2013.  The compensation expense recognized related to these awards and remaining unrecognized compensation costs are included in the amounts disclosed above.

16.  EARNINGS PER SHARE AND UNIT AND SHAREHOLDERS’ EQUITY AND CAPITAL

Earnings (loss) per common share and shareholders’ equity

The following is a summary of the elements used in calculating basic and diluted earnings (loss) per common share:

	For the year ended December 31,
	2014	2013	2012
	(Dollars and shares in thousands, except per share amounts)

Income (loss) from continuing operations	$26,366	$10,409	$(13,276)
Noncontrolling interests in the Operating Partnership	(302)	(51)	513
Noncontrolling interest in subsidiaries	(16)	42	(1,918)
Distribution to preferred shares (1)	(6,008)	(6,008)	(6,008)
Income (loss) from continuing operations attributable to the Company’s common shareholders	$20,040	$4,392	$(20,689)

Total discontinued operations	336	31,585	16,904
Noncontrolling interests in the Operating Partnership	(5)	(537)	(406)
Total discontinued operations attributable to the Company’s common shareholders	$331	$31,048	$16,498

Net income (loss) attributable to the Company’s common shareholders	$20,371	$35,440	$(4,191)

Weighted-average shares outstanding	149,107	135,191	124,548
Share options and restricted share units (2)	1,756	2,551	—
Weighted-average diluted shares outstanding (3)	150,863	137,742	124,548

Earnings (loss) per common share:
Continuing operations	$0.13	$0.03	$(0.17)
Discontinued operations	0.01	0.23	0.14
Basic and diluted earnings (loss) per common share	$0.14	$0.26	$(0.03)

Earnings (loss) per common unit and capital

The following is a summary of the elements used in calculating basic and diluted earnings (loss) per common unit:

	For the year ended December 31,
	2014	2013	2012
	(Dollars and units in thousands, except per unit amounts)

Income (loss) from continuing operations	$26,366	$10,409	$(13,276)
Operating Partnership interests of third parties	(302)	(51)	513
Noncontrolling interest in subsidiaries	(16)	42	(1,918)
Distribution to preferred unitholders (1)	(6,008)	(6,008)	(6,008)
Income (loss) from continuing operations attributable to common unitholders	$20,040	$4,392	$(20,689)

Total discontinued operations	336	31,585	16,904
Operating Partnership interests of third parties	(5)	(537)	(406)
Total discontinued operations attributable to common unitholders	$331	$31,048	$16,498

Net income (loss) attributable to common unitholders	$20,371	$35,440	$(4,191)

Weighted-average units outstanding	149,107	135,191	124,548
Unit options and restricted share units (2)	1,756	2,551	—
Weighted-average diluted units outstanding (3)	150,863	137,742	124,548

Earnings (loss) per common unit:
Continuing operations	$0.13	$0.03	$(0.17)
Discontinued operations	0.01	0.23	0.14
Basic and diluted earnings (loss) per common unit	$0.14	$0.26	$(0.03)

(1)  For each of the years ended December 31, 2014, 2013 and 2012, the Company declared cash dividends per preferred share/unit of $1.938.

(2) For the year ended December 31, 2012, the potentially dilutive shares/units of approximately 2,000,000 were not included in the earnings per share/unit calculation as their effect is antidilutive.

(3) For the years ended December 31, 2014, 2013 and 2012, the Company declared cash dividends per common share/unit of $0.550, $0.460 and $0.350, respectively.

The OP units and common units have essentially the same economic characteristics as they share equally in the total net income or loss and distributions of the Operating Partnership.  An Operating Partnership unit may be redeemed for cash, or at the Company’s option, common units on a one-for-one basis.  Outstanding noncontrolling interest units in the Operating Partnership were 2,257,486, 2,275,730 and 3,293,730 as of December 31, 2014, 2013 and 2012, respectively.  There were 163,956,675, 139,328,366 and 131,794,547 common units outstanding as of December 31, 2014, 2013 and 2012, respectively.

Common and Preferred Shares

Pursuant to a previous sales agreement, the Company had an “at-the-market” equity program that enabled it to sell common shares through a sales agent. On May 7, 2013, the Company terminated the previous sales agreement with its previous sales agent and entered into separate equity distribution agreements (the “Equity Distribution Agreements”) with each of Wells Fargo Securities LLC; BMO Capital Markets Corp.; Jefferies LLC; Merrill Lynch, Pierce, Fenner & Smith Incorporated; and RBC Capital Markets, LLC (collectively, the “Sales Agents”).  The Equity Distribution Agreements replaced the previous sale agreement and were amended on May 5, 2014 and October 2, 2014 to increase the number of common shares authorized for sale through “at-the-market” equity offerings.  Pursuant to the Equity Distribution Agreements, as amended, the Company may sell, from time to time, up to 30 million common shares of beneficial interest through the Sales Agents.

During 2014, the Company sold a total of 15.2 million common shares under the agreements at an average sales price of $18.22 per share, resulting in net proceeds of $273.0 million after deducting offering costs.  The proceeds from the sales conducted during the year ended December 31, 2014 were used to fund acquisitions of self-storage facilities and for general corporate purposes.  As of December 31, 2014, 9.2 million common shares remained available for issuance under the Equity Distribution Agreements.

During 2013, the Company sold a total of 5.7 million common shares under the previous sales agreement and the Equity Distribution Agreements at an average sales price of $17.92 per share, resulting in net proceeds of $100.3 million after deducting offering costs.  The proceeds from the sales conducted during the year ended December 31, 2013 were used to fund acquisitions of self-storage facilities and for general corporate purposes.

On October 20, 2014, the Parent Company completed its public offering of 7,475,000 common shares at a public offering price of $19.33, inclusive of the full exercise by the underwriters of their option to purchase 975,000 shares to cover over-allotments. The Company received approximately $143.0 million in net proceeds from the offering after deducting the underwriting discount and other offering expenses.  The proceeds combined with the proceeds raised from the program were used for general corporate purposes including funding a portion of the Company’s investment activity.

The Parent Company had 3.1 million 7.75%  Series A preferred shares outstanding as of December 31, 2014 and 2013, with a liquidation preference of $77.5 million, or $25.00 per share.

17.  INCOME TAXES

Deferred income taxes are established for temporary differences between financial reporting basis and tax basis of assets and liabilities at the enacted tax rates expected to be in effect when the temporary differences reverse.  A valuation allowance for deferred tax assets is provided if the Company believes that it is more likely than not that all or some portion of the deferred tax asset will not be realized.  No valuation allowance was recorded at December 31, 2014 or 2013.  The Company had net deferred tax assets of $1.0 million and $0.7 million, which are included in other assets on the Company’s consolidated balance sheets as of December 31, 2014 and 2013, respectively.  The Company recorded $0.7 million in windfall tax benefits associated with share-based compensation during the year, which is included in Additional paid-in capital on the Company’s consolidated balance sheets. The Company believes it is more likely than not the deferred tax assets will be realized.

18.  DISCONTINUED OPERATIONS

For the year ended December 31, 2014, discontinued operations relates to real estate tax refunds received as a result of appeals of previous tax assessments on six self-storage facilities that the Company sold in prior years.  For the years ended December 31, 2013 and 2012, discontinued operations relates to 35 facilities that the Company sold during 2013 and 26 facilities that the Company sold during 2012.  Each of the sales during 2013 and 2012 resulted in the recognition of a gain, which totaled $27.4 million and $9.8 million, respectively.

The following table summarizes the revenue and expense information for the period the Company owned the facilities classified as discontinued operations during the years ended December 31, 2014, 2013 and 2012 (in thousands):

	For the year ended December 31,
	2014	2013	2012
REVENUES
Rental income	$—	$10,795	$21,077
Other property related income	—	1,583	2,703
Total revenues	—	12,378	23,780
OPERATING EXPENSES
Property operating expenses	(336)	5,318	10,742
Depreciation and amortization	—	2,703	5,548
Total operating expenses	(336)	8,021	16,290
OPERATING INCOME	336	4,357	7,490
OTHER INCOME (EXPENSE)
Interest expense on loans	—	(212)	(397)
Gain from dispositions of discontinued operations	—	27,440	9,811
Income from discontinued operations	$336	$31,585	$16,904

19.  PRO FORMA FINANCIAL INFORMATION (UNAUDITED)

During the year ended December 31, 2014, the Company acquired 53 self-storage facilities for an aggregate purchase price of approximately $568.2 million (see note 3).

The condensed consolidated pro forma financial information set forth below reflects adjustments to the Company’s historical financial data to give effect to each of the acquisitions and related financing activity (including the issuance of common shares) that occurred during 2014 and 2013 as if each had occurred as of January 1, 2013 and 2012, respectively.  The unaudited pro forma information presented below does not purport to represent what the Company’s actual results of operations would have been for the periods indicated, nor does it purport to represent the Company’s future results of operations.

The following table summarizes, on a pro forma basis, the Company’s consolidated results of operations for the year ended December 31, 2014 and 2013 based on the assumptions described above:

	Year ended December 31,
	2014	2013
	(unaudited)
	(in thousands, except per share data)

Pro forma revenue	$405,171	$378,518
Pro forma income from continuing operations	$59,406	$(276)
Earnings (loss) per common share from continuing operations:
Basic and diluted — as reported	$0.13	$0.03
Basic — as pro forma	$0.36	$(0.05)
Diluted — as pro forma	$0.35	$(0.05)

20.  SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

The following is a summary of quarterly financial information for the years ended December 31, 2014 and 2013 (in thousands, except per share data):

	For the three months ended
	March 31,	June 30,	September 30,	December 31,
	2014	2014	2014	2014
Total revenues	$87,267	$92,337	$97,092	$100,267
Total operating expenses	68,653	70,347	73,966	82,454
Net income attributable to the Company	4,530	7,886	8,480	5,483
Basic and diluted earnings per share	0.03	0.04	0.05	0.02

	For the three months ended
	March 31,	June 30,	September 30,	December 31,
	2013	2013	2013	2013

Total revenues	$74,655	$78,289	$82,487	$82,964
Total operating expenses	65,871	66,025	66,255	65,796
Net (loss) income attributable to the Company	(392)	2,550	16,342	22,948
Basic and diluted (loss) earnings per share	(0.01)	0.01	0.11	0.15

The sum of quarterly earnings per share amounts do not necessarily equal the full year amounts.  The above information was updated to reclassify amounts to discontinued operations (see note 18).

CUBESMART
SCHEDULE III
REAL ESTATE AND RELATED DEPRECIATION
December 31, 2014
(dollars in thousands)

			Initial Cost		Costs Subsequent	Gross Carrying Amount at December 31, 2014			Accumulated	Year
Description	Square Footage	Encumbrances	Land	Buildings and Improvements	to Acquisition	Land	Buildings and Improvements	Total	Depreciation (C)	Acquired / Developed
Chandler I, AZ	47,520		327	1,257	271	327	1,353	1,680	421	2005
Chandler II, AZ	83,819		1,518	7,485	12	1,518	7,496	9,014	474	2013
Gilbert, AZ	57,380		951	4,688	11	951	4,699	5,650	1,305	2013
Glendale, AZ	56,807		201	2,265	1,010	418	2,725	3,143	1,249	1998
Green Valley, AZ	25,050		298	1,153	132	298	1,075	1,373	297	2005
Mesa I, AZ	52,575		920	2,739	176	921	2,469	3,390	690	2006
Mesa II, AZ	45,511		731	2,176	189	731	2,048	2,779	566	2006
Mesa III, AZ	58,264		706	2,101	182	706	1,899	2,605	538	2006
Phoenix I, AZ	100,775		1,134	3,376	348	1,135	3,075	4,210	870	2006
Phoenix II, AZ	83,160		756	2,251	1,554	847	3,109	3,956	712	2006/2011
Phoenix III, AZ	121,761		2,115	10,429	24	2,115	10,453	12,568	83	2014
Scottsdale, AZ	79,525		443	4,879	1,698	883	5,475	6,358	2,499	1998
Tempe I, AZ	53,890		749	2,159	236	749	2,086	2,835	552	2005
Tempe II, AZ	35,125		588	2,898	31	588	2,929	3,517	518	2013
Tucson I, AZ	59,800		188	2,078	966	384	2,590	2,974	1,169	1998
Tucson II, AZ	43,950		188	2,078	1,032	391	2,635	3,026	1,122	1998
Tucson III, AZ	49,832	(A)	532	2,048	243	533	1,930	2,463	520	2005
Tucson IV, AZ	48,040	(A)	674	2,595	262	675	2,436	3,111	662	2005
Tucson V, AZ	45,134	(A)	515	1,980	333	515	1,957	2,472	520	2005
Tucson VI, AZ	40,814	(A)	440	1,692	201	430	1,595	2,025	439	2005
Tucson VII, AZ	52,688	(A)	670	2,576	275	670	2,440	3,110	673	2005
Tucson VIII, AZ	46,650	(A)	589	2,265	268	589	2,182	2,771	578	2005
Tucson IX, AZ	67,545	(A)	724	2,786	349	725	2,619	3,344	730	2005
Tucson X, AZ	46,350	(A)	424	1,633	203	425	1,526	1,951	424	2005
Tucson XI, AZ	42,940	(A)	439	1,689	391	439	1,791	2,230	507	2005
Tucson XII, AZ	42,225	(A)	671	2,582	285	672	2,454	3,126	653	2005
Tucson XIII, AZ	45,800	(A)	587	2,258	271	587	2,167	2,754	584	2005
Tucson XIV, AZ	49,095		707	2,721	455	708	2,642	3,350	707	2005
Benicia, CA	74,770		2,392	7,028	191	2,392	6,146	8,538	1,642	2005
Citrus Heights, CA	75,620	(A)	1,633	4,793	213	1,634	4,254	5,888	1,198	2005
Corona, CA	95,125		2,107	10,385	1	2,107	10,385	12,492	55	2014
Diamond Bar, CA	102,984		2,522	7,404	179	2,524	6,491	9,015	1,820	2005
Escondido, CA	142,895		3,040	11,804	161	3,040	9,611	12,651	1,991	2007

			Initial Cost		Costs Subsequent	Gross Carrying Amount at December 31, 2014			Accumulated	Year
Description	Square Footage	Encumbrances	Land	Buildings and Improvements	to Acquisition	Land	Buildings and Improvements	Total	Depreciation (C)	Acquired / Developed
Fallbrook, CA	46,401		133	1,492	1,736	432	2,722	3,154	1,084	1997
Fremont, CA	51,243		1,158	5,711	38	1,158	5,750	6,908	45	2014
Lancaster, CA	60,675		390	2,247	956	556	2,703	3,259	950	2001
Long Beach, CA	124,571		3,138	14,368	493	3,138	12,950	16,088	3,352	2006
Murrieta, CA	49,795		1,883	5,532	167	1,903	4,835	6,738	1,295	2005
North Highlands, CA	57,169	(A)	868	2,546	390	868	2,480	3,348	690	2005
Ontario, CA	93,590		1,705	8,401	17	1,705	8,418	10,123	44	2014
Orangevale, CA	50,542	(A)	1,423	4,175	267	1,423	3,770	5,193	1,066	2005
Pleasanton, CA	85,045		2,799	8,222	54	2,799	7,034	9,833	1,896	2005
Rancho Cordova, CA	53,978	(A)	1,094	3,212	250	1,095	2,930	4,025	845	2005
Rialto I, CA	57,391		899	4,118	177	899	3,725	4,624	972	2006
Rialto II, CA	99,783		277	3,098	1,715	672	4,034	4,706	1,815	1997
Riverside I, CA	67,120		1,351	6,183	417	1,351	5,768	7,119	1,473	2006
Riverside II, CA	85,076		1,170	5,359	355	1,170	4,980	6,150	1,289	2006
Roseville, CA	59,944	(A)	1,284	3,767	319	1,284	3,491	4,775	1,002	2005
Sacramento I, CA	50,714	(A)	1,152	3,380	237	1,152	3,058	4,210	875	2005
Sacramento II, CA	62,088	(A)	1,406	4,128	233	1,407	3,696	5,103	1,039	2005
San Bernardino I, CA	31,070		51	572	1,166	182	1,422	1,604	537	1997
San Bernardino II, CA	41,546		112	1,251	1,228	306	1,949	2,255	817	1997
San Bernardino III, CA	35,416		98	1,093	1,194	242	1,806	2,048	706	1997
San Bernardino IV, CA	83,307		1,872	5,391	154	1,872	4,828	6,700	1,316	2005
San Bernardino V, CA	57,595		783	3,583	478	783	3,534	4,317	923	2006
San Bernardino VII, CA	78,753		1,475	6,753	274	1,290	6,281	7,571	1,643	2006
San Bernardino VIII, CA	99,004		1,691	7,741	439	1,692	6,237	7,929	2,519	2006
San Marcos, CA	37,430		775	2,288	119	776	2,043	2,819	571	2005
Santa Ana, CA	64,071		1,223	5,600	280	1,223	5,107	6,330	1,331	2006
South Sacramento, CA	52,490	(A)	790	2,319	236	791	2,143	2,934	622	2005
Spring Valley, CA	55,045		1,178	5,394	561	1,178	5,210	6,388	1,368	2006
Temecula I, CA	81,320		660	4,735	1,231	899	5,409	6,308	1,257	1998
Temecula II, CA	84,318		3,080	5,839	198	3,080	5,108	8,188	1,060	2007
Vista I, CA	74,481		711	4,076	2,293	1,118	5,442	6,560	1,800	2001
Vista II, CA	147,871		4,629	13,599	142	4,629	11,698	16,327	3,165	2005

			Initial Cost		Costs Subsequent	Gross Carrying Amount at December 31, 2014			Accumulated	Year
Description	Square Footage	Encumbrances	Land	Buildings and Improvements	to Acquisition	Land	Buildings and Improvements	Total	Depreciation (C)	Acquired / Developed
Walnut, CA	50,708		1,578	4,635	236	1,595	4,133	5,728	1,105	2005
West Sacramento, CA	40,015	(B)	1,222	3,590	200	1,222	3,236	4,458	868	2005
Westminster, CA	68,428		1,740	5,142	303	1,743	4,560	6,303	1,292	2005
Aurora, CO	75,867	(A)	1,343	2,986	313	1,343	2,764	4,107	739	2005
Colorado Springs I, CO	47,975		771	1,717	337	771	1,711	2,482	449	2005
Colorado Springs II, CO	62,400		657	2,674	210	656	2,377	3,033	641	2006
Denver I, CO	59,200		673	2,741	197	671	2,436	3,107	694	2006
Denver II, CO	74,295		1,430	7,053	71	1,430	7,123	8,553	341	2012
Federal Heights, CO	54,770	(A)	878	1,953	251	879	1,810	2,689	471	2005
Golden, CO	87,800	(A)	1,683	3,744	404	1,684	3,477	5,161	915	2005
Littleton, CO	53,490	(A)	1,268	2,820	277	1,268	2,589	3,857	655	2005
Northglenn, CO	52,102	(A)	862	1,917	365	862	1,869	2,731	477	2005
Bloomfield, CT	48,700		78	880	2,338	360	2,644	3,004	1,029	1997
Branford, CT	50,679		217	2,433	1,317	504	3,055	3,559	1,626	1995
Bristol, CT	47,725		1,819	3,161	63	1,819	2,759	4,578	849	2005
East Windsor, CT	46,016		744	1,294	458	744	1,482	2,226	448	2005
Enfield, CT	52,875		424	2,424	396	473	2,229	2,702	873	2001
Gales Ferry, CT	54,805		240	2,697	1,458	489	3,473	3,962	1,503	1995
Manchester I, CT	46,925		540	3,096	360	563	2,684	3,247	1,100	2002
Manchester II, CT	52,725		996	1,730	255	996	1,677	2,673	495	2005
Manchester III, CT	60,113		671	3,308	6	671	3,314	3,985	26	2014
Milford, CT	44,885		87	1,050	1,129	274	1,707	1,981	819	1996
Monroe, CT	58,500		2,004	3,483	600	2,004	3,399	5,403	1,072	2005
Mystic, CT	50,825		136	1,645	1,927	410	2,840	3,250	1,377	1996
Newington I, CT	42,620		1,059	1,840	206	1,059	1,752	2,811	518	2005
Newington II, CT	36,140		911	1,584	231	911	1,541	2,452	463	2005
Norwalk, CT	30,414		646	3,187	48	646	3,235	3,881	171	2012
Old Saybrook I, CT	86,950		3,092	5,374	519	3,092	5,039	8,131	1,537	2005
Old Saybrook II, CT	26,425		1,135	1,973	231	1,135	1,877	3,012	586	2005
Shelton, CT	78,430		1,449	8,221	179	1,449	7,317	8,766	678	2011
South Windsor, CT	72,075		90	1,127	1,322	272	2,062	2,334	859	1996
Stamford, CT	28,907		1,941	3,374	102	1,941	2,940	4,881	891	2005
Wilton, CT	84,515	12,635	2,409	12,261	172	2,421	12,494	14,915	824	2012
Washington I, DC	63,085	(B)	871	12,759	403	894	10,480	11,374	2,048	2008

			Initial Cost		Costs Subsequent	Gross Carrying Amount at December 31, 2014			Accumulated	Year
Description	Square Footage	Encumbrances	Land	Buildings and Improvements	to Acquisition	Land	Buildings and Improvements	Total	Depreciation (C)	Acquired / Developed
Washington II, DC	82,982		3,152	13,612	146	3,154	11,983	15,137	856	2011
Boca Raton, FL	37,958		529	3,054	1,564	813	3,711	4,524	1,259	2001
Boynton Beach I, FL	61,749		667	3,796	1,801	958	4,507	5,465	1,530	2001
Boynton Beach II, FL	61,579		1,030	2,968	329	1,030	2,861	3,891	778	2005
Boynton Beach III, FL	67,393		1,225	6,037	12	1,225	6,050	7,275	48	2014
Bradenton I, FL	68,441		1,180	3,324	225	1,180	3,028	4,208	854	2004
Bradenton II, FL	87,958		1,931	5,561	975	1,931	5,441	7,372	1,507	2004
Cape Coral I, FL	76,842		472	2,769	2,538	830	4,371	5,201	1,786	2000
Cape Coral II, FL	67,955		1,093	5,387	1	1,093	5,388	6,481	14	2014
Coconut Creek I, FL	78,883		1,189	5,863	106	1,189	5,968	7,157	286	2012
Coconut Creek II, FL	90,400		1,937	9,549	109	1,937	9,658	11,595	77	2014
Dania Beach, FL	168,724		3,584	10,324	1,171	3,584	9,999	13,583	2,827	2004
Dania, FL	58,145		205	2,068	1,442	481	2,813	3,294	1,375	1996
Davie, FL	81,235		1,268	7,183	815	1,373	5,735	7,108	2,500	2001
Deerfield Beach, FL	57,230		946	2,999	2,019	1,311	4,524	5,835	1,631	1998
Delray Beach I, FL	67,833		798	4,539	690	883	4,229	5,112	1,535	2001
Delray Beach II, FL	75,712		957	4,718	194	957	4,912	5,869	1,507	2013
Delray Beach III, FL	94,495		2,086	10,286	2	2,086	10,289	12,375	82	2014
Fernandina Beach, FL	121,083		378	4,222	3,668	643	6,991	7,634	2,432	1996
Ft. Lauderdale I, FL	70,063		937	3,646	2,438	1,384	5,416	6,800	1,994	1999
Ft. Lauderdale II, FL	49,507		862	4,250	54	862	4,305	5,167	1,834	2013
Ft. Myers I, FL	67,546		303	3,329	824	328	3,167	3,495	1,637	1999
Ft. Myers II, FL	83,125		1,030	5,080	4	1,030	5,084	6,114	40	2014
Ft. Myers III, FL	81,554		1,148	5,658	29	1,148	5,688	6,836	46	2014
Jacksonville I, FL	80,215		1,862	5,362	72	1,862	4,752	6,614	1,190	2005
Jacksonville II, FL	65,070		950	7,004	120	950	5,571	6,521	1,143	2007
Jacksonville III, FL	65,590		860	7,409	989	1,670	5,997	7,667	1,239	2007
Jacksonville IV, FL	77,535		870	8,049	1,030	1,651	7,004	8,655	1,449	2007

			Initial Cost		Costs Subsequent	Gross Carrying Amount at December 31, 2014			Accumulated	Year
Description	Square Footage	Encumbrances	Land	Buildings and Improvements	to Acquisition	Land	Buildings and Improvements	Total	Depreciation (C)	Acquired / Developed
Jacksonville V, FL	82,235		1,220	8,210	312	1,220	6,813	8,033	1,406	2007
Jacksonville VI, FL	74,425		755	3,725	1	755	3,725	4,480	10	2014
Kendall, FL	75,495	(B)	2,350	8,106	201	2,350	6,534	8,884	1,346	2007
Lake Worth I, FL	160,949		183	6,597	7,161	354	11,076	11,430	4,680	1998
Lake Worth II, FL	87,050		1,552	7,654	100	1,552	7,753	9,305	61	2014
Lakeland, FL	49,095		81	896	1,127	256	1,440	1,696	803	1994
Leisure City, FL	56,042		409	2,018	127	409	2,144	2,553	105	2012
Lutz I, FL	66,795		901	2,478	232	901	2,325	3,226	640	2004
Lutz II, FL	69,232		992	2,868	339	992	2,717	3,709	769	2004
Margate I, FL	53,660		161	1,763	—	399	3,196	3,595	1,402	1996
Margate II, FL	65,180		132	1,473	—	383	2,663	3,046	1,204	1996
Merritt Island, FL	50,281		716	2,983	606	796	2,851	3,647	888	2002
Miami I, FL	46,500		179	1,999	1,811	484	3,123	3,607	1,720	1996
Miami II, FL	66,960		253	2,544	1,456	561	3,183	3,744	1,634	1996
Miami III, FL	150,425		4,577	13,185	816	4,577	12,177	16,754	3,073	2005
Miami IV, FL	76,337		1,852	10,494	878	1,963	9,812	11,775	933	2011
Miramar, FL	75,530		1,206	5,944	50	1,206	5,995	7,201	697	2013
Naples I, FL	48,150		90	1,010	2,509	270	3,139	3,409	1,362	1996
Naples II, FL	65,850		148	1,652	4,320	558	5,278	5,836	2,162	1997
Naples III, FL	80,021		139	1,561	4,090	598	4,340	4,938	2,100	1997
Naples IV, FL	40,550		262	2,980	580	407	2,977	3,384	1,445	1998
New Smyrna Beach, FL	81,454		1,261	6,215	1	1,261	6,215	7,476	33	2014
Ocoee, FL	76,250		1,286	3,705	176	1,286	3,364	4,650	880	2005
Orange City, FL	59,580		1,191	3,209	205	1,191	2,926	4,117	823	2004
Orlando II, FL	63,084		1,589	4,576	148	1,589	4,085	5,674	1,089	2005
Orlando III, FL	101,330		1,209	7,768	646	1,209	7,028	8,237	1,546	2006
Orlando IV, FL	76,565		633	3,587	102	633	3,185	3,818	337	2010
Orlando V, FL	75,358		950	4,685	101	950	4,785	5,735	205	2012
Orlando VI, FL	71,475		640	3,154	1	640	3,155	3,795	8	2014
Oviedo, FL	49,276		440	2,824	551	440	2,704	3,144	620	2006
Palm Coast I, FL	47,400		555	2,735	60	555	2,795	3,350	22	2014
Palm Coast II, FL	122,490	7,962	1,511	7,450	250	1,511	7,700	9,211	63	2014
Pembroke Pines, FL	67,321		337	3,772	2,745	953	5,375	6,328	3,171	1997
Royal Palm Beach II, FL	81,394		1,640	8,607	225	1,640	7,171	8,811	1,478	2007
Sanford I, FL	61,810		453	2,911	164	453	2,509	2,962	589	2006
Sanford II, FL	70,054		1,003	4,944	1	1,003	4,945	5,948	26	2014

			Initial Cost		Costs Subsequent	Gross Carrying Amount at December 31, 2014			Accumulated	Year
Description	Square Footage	Encumbrances	Land	Buildings and Improvements	to Acquisition	Land	Buildings and Improvements	Total	Depreciation (C)	Acquired / Developed
Sarasota, FL	71,152		333	3,656	1,313	529	3,774	4,303	1,912	1999
St. Augustine, FL	59,725		135	1,515	3,330	383	4,274	4,657	1,858	1996
Stuart, FL	87,176		324	3,625	3,070	685	5,762	6,447	2,504	1997
SW Ranches, FL	64,955		1,390	7,598	139	1,390	5,875	7,265	1,215	2007
Tampa, FL	83,913		2,670	6,249	121	2,670	5,017	7,687	1,036	2007
West Palm Beach I, FL	68,061		719	3,420	1,547	835	3,992	4,827	1,439	2001
West Palm Beach II, FL	94,428		2,129	8,671	356	2,129	7,724	9,853	2,173	2004
West Palm Beach III, FL	77,664		804	3,962	41	804	4,002	4,806	168	2012
West Palm Beach IV, FL	102,912		1,499	7,392	133	1,499	7,524	9,023	59	2014
Winter Park, FL	54,356		866	4,268	1	866	4,269	5,135	23	2014
Alpharetta, GA	90,501		806	4,720	1,006	967	4,128	5,095	1,328	2001
Atlanta, GA	66,675		822	4,053	37	822	4,091	4,913	206	2012
Austell, GA	83,675		1,635	4,711	201	1,643	4,257	5,900	973	2006
Decatur, GA	145,280		616	6,776	220	616	6,089	6,705	3,106	1998
Duluth, GA	70,885		373	2,044	164	373	1,884	2,257	164	2011
Lawrenceville, GA	73,615		546	2,903	327	546	2,813	3,359	246	2011
Norcross I, GA	85,420		514	2,930	817	632	3,017	3,649	1,201	2001
Norcross II, GA	52,545		366	2,025	154	366	1,895	2,261	165	2011
Norcross III, GA	47,220		938	4,625	51	938	4,677	5,615	310	2012
Norcross IV, GA	57,505		576	2,839	48	576	2,887	3,463	144	2012
Peachtree City I, GA	49,875		435	2,532	668	529	2,571	3,100	846	2001
Peachtree City II, GA	59,950		398	1,963	16	398	1,979	2,377	100	2012
Smyrna, GA	57,015		750	4,271	242	750	3,483	4,233	1,130	2001
Snellville, GA	79,950		1,660	4,781	319	1,660	4,438	6,098	942	2007
Suwanee I, GA	85,125		1,737	5,010	282	1,737	4,593	6,330	990	2007
Suwanee II, GA	79,590		800	6,942	37	622	5,775	6,397	1,196	2007
Addison, IL	31,325		428	3,531	341	428	3,372	3,800	934	2004
Aurora, IL	73,985		644	3,652	153	644	3,285	3,929	919	2004
Bartlett, IL	51,425		931	2,493	278	931	2,389	3,320	654	2004
Bellwood, IL	86,550		1,012	5,768	805	1,012	5,275	6,287	1,820	2001
Bolingbrook, IL	80,070		1,675	8,254	4	1,675	8,259	9,934	44	2014
Chicago I, IL	95,715		2,667	13,118	1	2,667	13,118	15,785	69	2014
Chicago II, IL	78,980		833	4,035	1	833	4,036	4,869	21	2014
Chicago III, IL	84,964		2,427	11,962	1	2,427	11,963	14,390	63	2014
Countryside, IL	99,931		2,607	12,684	2	2,607	12,687	15,294	67	2014
Des Plaines, IL	69,600		1,564	4,327	519	1,564	4,207	5,771	1,150	2004

			Initial Cost		Costs Subsequent	Gross Carrying Amount at December 31, 2014			Accumulated	Year
Description	Square Footage	Encumbrances	Land	Buildings and Improvements	to Acquisition	Land	Buildings and Improvements	Total	Depreciation (C)	Acquired / Developed
Elk Grove Village, IL	64,104		1,446	3,535	285	1,446	3,292	4,738	946	2004
Evanston, IL	58,050		1,103	5,440	184	1,103	5,623	6,726	964	2013
Glenview, IL	100,085		3,740	10,367	559	3,740	9,461	13,201	2,599	2004
Gurnee, IL	80,300		1,521	5,440	263	1,521	4,940	6,461	1,414	2004
Hanover, IL	41,190		1,126	2,197	261	1,126	2,119	3,245	583	2004
Harvey, IL	60,090		869	3,635	208	869	3,304	4,173	923	2004
Joliet, IL	72,865		547	4,704	229	547	4,274	4,821	1,195	2004
Kildeer, IL	46,485		2,102	2,187	217	1,997	2,203	4,200	584	2004
Lombard, IL	57,691		1,305	3,938	659	1,305	3,996	5,301	1,158	2004
Mount Prospect, IL	65,000		1,701	3,114	412	1,701	3,074	4,775	827	2004
Mundelein, IL	44,700		1,498	2,782	236	1,498	2,606	4,104	715	2004
North Chicago, IL	53,400		1,073	3,006	370	1,073	2,891	3,964	810	2004
Plainfield I, IL	53,900		1,770	1,715	237	1,740	1,660	3,400	452	2004
Plainfield II, IL	51,900		694	2,000	153	694	1,820	2,514	476	2005
Schaumburg, IL	31,160		538	645	183	538	692	1,230	184	2004
Streamwood, IL	64,305		1,447	1,662	352	1,447	1,703	3,150	470	2004
Warrenville, IL	48,796		1,066	3,072	222	1,066	2,862	3,928	745	2005
Waukegan, IL	79,500		1,198	4,363	337	1,198	4,047	5,245	1,138	2004
West Chicago, IL	48,175		1,071	2,249	341	1,071	2,232	3,303	605	2004
Westmont, IL	53,150		1,155	3,873	226	1,155	3,559	4,714	974	2004
Wheeling I, IL	54,210		857	3,213	325	857	3,065	3,922	858	2004
Wheeling II, IL	67,825		793	3,816	451	793	3,716	4,509	1,036	2004
Woodridge, IL	50,232		943	3,397	182	943	3,103	4,046	870	2004
Schererville, IN	67,280		1,134	5,589	21	1,134	5,611	6,745	45	2014
Boston I, MA	33,286		538	3,048	107	538	2,731	3,269	294	2010
Boston II, MA	60,420		1,516	8,628	333	1,516	7,125	8,641	2,410	2002
Boston III, MA	108,205		3,211	15,829	2	3,211	15,831	19,042	126	2014
Leominster, MA	54,023		90	1,519	2,445	338	3,346	3,684	1,621	1998
Medford, MA	58,725		1,330	7,165	241	1,330	5,928	7,258	1,188	2007
Stoneham, MA	60,900		1,558	7,679	62	1,558	7,741	9,299	1,176	2013
Tewksbury, MA	61,832		1,537	7,579	14	1,537	7,593	9,130	60	2014
Baltimore, MD	93,550		1,050	5,997	1,285	1,173	5,857	7,030	2,132	2001
Beltsville, MD	63,707		1,277	6,295	41	1,277	6,335	7,612	2,053	2013
California, MD	77,840		1,486	4,280	169	1,486	3,857	5,343	1,079	2004
Clinton, MD	84,225	8,427	2,182	10,757	26	2,182	10,782	12,964	1,043	2013
District Heights, MD	78,490		1,527	8,313	460	1,527	7,648	9,175	626	2011
Elkridge, MD	63,525		1,155	5,695	120	1,155	5,815	6,970	382	2013
Gaithersburg, MD	87,045		3,124	9,000	392	3,124	8,132	11,256	2,256	2005
Hyattsville, MD	52,765		1,113	5,485	33	1,113	5,519	6,632	2,085	2013

			Initial Cost		Costs Subsequent	Gross Carrying Amount at December 31, 2014			Accumulated	Year
Description	Square Footage	Encumbrances	Land	Buildings and Improvements	to Acquisition	Land	Buildings and Improvements	Total	Depreciation (C)	Acquired / Developed
Laurel, MD	162,696		1,409	8,035	3,592	1,928	9,521	11,449	3,297	2001
Temple Hills I, MD	97,150		1,541	8,788	2,391	1,800	9,333	11,133	3,743	2001
Temple Hills II, MD	84,100	7,466	2,229	10,988	15	2,229	11,003	13,232	88	2014
Timonium, MD	66,717	7,919	2,269	11,184	36	2,269	11,220	13,489	89	2014
Upper Marlboro, MD	62,290		1,309	6,455	59	1,309	6,513	7,822	3,569	2013
Belmont, NC	81,850		385	2,196	834	451	2,349	2,800	783	2001
Burlington I, NC	109,396		498	2,837	706	498	2,910	3,408	1,008	2001
Burlington II, NC	42,165		320	1,829	363	340	1,760	2,100	605	2001
Cary, NC	112,402		543	3,097	670	543	3,495	4,038	1,326	2001
Charlotte, NC	69,000		782	4,429	1,458	1,068	4,693	5,761	1,469	2002
Raleigh, NC	48,675		209	2,398	327	296	2,255	2,551	1,083	1998
Bordentown, NJ	50,600		457	2,255	22	457	2,277	2,734	115	2012
Brick, NJ	51,725		234	2,762	1,431	485	3,393	3,878	1,750	1996
Cherry Hill I, NJ	51,500		222	1,260	81	222	1,159	1,381	129	2010
Cherry Hill II, NJ	64,825		471	2,323	88	471	2,410	2,881	105	2012
Clifton, NJ	105,550		4,346	12,520	240	4,340	11,081	15,421	2,899	2005
Cranford, NJ	91,280		290	3,493	2,423	779	4,748	5,527	2,289	1996
East Hanover, NJ	107,679		504	5,763	3,961	1,315	7,861	9,176	3,963	1996
Egg Harbor I, NJ	35,825		104	510	30	104	529	633	57	2010
Egg Harbor II, NJ	70,400		284	1,608	183	284	1,571	1,855	178	2010
Elizabeth, NJ	38,830		751	2,164	454	751	2,294	3,045	601	2005
Fairview, NJ	27,876		246	2,759	442	246	2,608	2,854	1,454	1997
Freehold, NJ	81,420		1,086	5,355	96	1,086	5,451	6,537	264	2012
Hamilton, NJ	70,450		1,885	5,430	246	1,893	4,911	6,804	1,166	2006
Hoboken, NJ	34,180		1,370	3,947	641	1,370	3,961	5,331	1,138	2005
Linden, NJ	100,425		517	6,008	2,291	1,043	6,817	7,860	3,669	1996
Lumberton, NJ	96,025		987	4,864	88	987	4,952	5,939	251	2012
Morris Township, NJ	71,976		500	5,602	2,687	1,072	6,679	7,751	4,646	1997
Parsippany, NJ	58,550		475	5,322	2,008	844	6,016	6,860	3,096	1997
Rahway, NJ	83,121		1,486	7,326	98	1,486	7,424	8,910	1,725	2013
Randolph, NJ	52,565		855	4,872	1,323	1,108	4,861	5,969	1,707	2002
Sewell, NJ	57,826		484	2,766	1,317	706	3,232	3,938	1,123	2001
Somerset, NJ	57,485		1,243	6,129	71	1,243	6,199	7,442	295	2012
Whippany, NJ	92,070		2,153	10,615	86	2,153	10,701	12,854	332	2013
Albuquerque I, NM	65,927	(A)	1,039	3,395	273	1,039	3,084	4,123	879	2005
Albuquerque II, NM	58,798	(A)	1,163	3,801	257	1,163	3,435	4,598	981	2005

			Initial Cost		Costs Subsequent	Gross Carrying Amount at December 31, 2014			Accumulated	Year
Description	Square Footage	Encumbrances	Land	Buildings and Improvements	to Acquisition	Land	Buildings and Improvements	Total	Depreciation (C)	Acquired / Developed
Albuquerque III, NM	57,536	(A)	664	2,171	334	664	2,117	2,781	592	2005
Henderson, NV	75,150		1,246	6,143	1	1,246	6,143	7,389	33	2014
Las Vegas I, NV	48,332		1,851	2,986	486	1,851	3,061	4,912	874	2006
Las Vegas II, NV	48,850		3,354	5,411	306	3,355	5,136	8,491	1,515	2006
Bronx I, NY	69,308		2,014	11,411	738	2,014	10,556	12,570	1,172	2010
Bronx II, NY	90,170		—	31,561	92	—	31,118	31,118	1,914	2011
Bronx III, NY	106,065		6,017	33,999	142	6,017	29,794	35,811	2,588	2011
Bronx IV, NY	75,030		—	22,830	96	—	20,272	20,272	1,442	2011
Bronx V, NY	54,733		—	17,564	157	—	15,610	15,610	1,192	2011
Bronx VI, NY	46,020		—	15,095	327	—	13,391	13,391	1,249	2011
Bronx VII, NY	78,625	8,780	—	22,512	67	—	22,688	22,688	1,501	2012
Bronx VIII, NY	30,550	3,082	1,245	6,137	128	1,251	6,295	7,546	412	2012
Bronx IX, NY	147,720	23,767	7,967	39,279	847	7,967	40,124	48,091	2,447	2012
Bronx X, NY	159,780	27,873	9,090	44,816	270	9,090	45,086	54,176	2,402	2012
Bronx XI, NY	46,902		—	17,130	11	—	17,141	17,141	115	2014
Brooklyn I, NY	57,500		1,795	10,172	247	1,795	9,002	10,797	997	2010
Brooklyn II, NY	60,920		1,601	9,073	438	1,601	8,213	9,814	905	2010
Brooklyn III, NY	41,585		3,195	15,657	75	3,195	15,814	19,009	911	2011
Brooklyn IV, NY	37,467		2,500	12,252	130	2,500	12,445	14,945	799	2011
Brooklyn V, NY	47,010		2,207	10,814	79	2,207	10,947	13,154	953	2011
Brooklyn VI, NY	75,640		4,016	19,680	69	4,016	19,856	23,872	1,655	2011
Brooklyn VII, NY	72,685		5,816	28,498	98	5,816	28,761	34,577	2,052	2011
Brooklyn VIII, NY	61,075		4,982	24,561	26	4,982	24,586	29,568	196	2014
Brooklyn IX, NY	46,980		2,966	14,620	25	2,966	14,645	17,611	117	2014
Jamaica I, NY	88,385		2,043	11,658	1,614	2,043	10,648	12,691	3,949	2001
Jamaica II, NY	91,245		5,496	26,930	121	5,496	27,194	32,690	2,006	2011
Long Island City, NY	89,125		5,700	28,101	1	5,700	28,102	33,802	74	2014
New Rochelle I, NY	46,037		1,673	4,827	667	1,673	4,846	6,519	1,179	2005
New Rochelle II, NY	63,145		3,167	2,713	276	3,762	18,822	22,584	1,206	2012
North Babylon, NY	78,341		225	2,514	4,080	568	5,496	6,064	2,423	1998
Patchogue, NY	47,739		1,141	5,624	1	1,141	5,625	6,766	30	2014
Riverhead, NY	38,340		1,068	1,149	195	1,068	1,111	2,179	342	2005
Southold, NY	59,595		2,079	2,238	260	2,079	2,094	4,173	653	2005

			Initial Cost		Costs Subsequent	Gross Carrying Amount at December 31, 2014			Accumulated	Year
Description	Square Footage	Encumbrances	Land	Buildings and Improvements	to Acquisition	Land	Buildings and Improvements	Total	Depreciation (C)	Acquired / Developed
Staten Island, NY	96,623		1,919	9,463	53	1,919	9,517	11,436	784	2013
Tuckahoe, NY	51,343		1,516	13,236	168	1,516	7,633	9,149	1,179	2011
West Hempstead, NY	84,457		2,237	11,030	113	2,237	11,142	13,379	534	2012
White Plains, NY	86,465		3,295	18,049	835	3,295	16,393	19,688	1,521	2011
Woodhaven, NY	50,665		2,028	11,285	56	2,028	10,044	12,072	759	2011
Wyckoff, NY	61,565		1,961	11,113	218	1,961	9,849	11,810	1,013	2010
Yorktown, NY	78,595		2,710	13,338	126	2,710	13,477	16,187	795	2011
Cleveland I, OH	46,000		525	2,592	175	524	2,419	2,943	690	2005
Cleveland II, OH	58,325		290	1,427	177	289	1,353	1,642	391	2005
Columbus I, OH	71,905		1,234	3,151	69	1,239	2,745	3,984	715	2006
Columbus II, OH	36,844		769	3,788	1	769	3,788	4,557	20	2014
Columbus III, OH	51,400		326	1,607	1	326	1,608	1,934	9	2014
Columbus IV, OH	60,575		443	2,182	1	443	2,183	2,626	12	2014
Columbus V, OH	60,925		838	4,128	1	838	4,129	4,967	22	2014
Columbus VI, OH	63,725		701	3,454	1	701	3,455	4,156	18	2014
Grove City, OH	89,290		1,756	4,485	177	1,761	4,044	5,805	1,018	2006
Hilliard, OH	89,190		1,361	3,476	222	1,366	3,210	4,576	804	2006
Lakewood, OH	39,332		405	854	560	405	1,281	1,686	859	1989
Lewis Center, OH	80,830		1,056	5,206	1	1,056	5,207	6,263	28	2014
Middleburg Heights, OH	93,200		63	704	2,179	332	2,271	2,603	1,037	1980
North Olmsted I, OH	48,665		63	704	1,350	214	1,613	1,827	804	1979
North Olmsted II, OH	47,850		290	1,129	1,135	469	1,997	2,466	1,353	1988
North Randall, OH	80,239		515	2,323	3,071	898	4,149	5,047	1,756	1998
Reynoldsburg, OH	67,245		1,290	3,295	251	1,295	3,092	4,387	792	2006
Strongsville, OH	43,683		570	3,486	336	570	2,989	3,559	622	2007
Warrensville Heights, OH	90,281		525	766	2,925	935	3,103	4,038	1,248	1980
Westlake, OH	62,750		509	2,508	202	508	2,322	2,830	680	2005
Conshohocken, PA	81,255		1,726	8,508	103	1,726	8,611	10,337	415	2012
Exton, PA	57,750		541	2,668	110	541	2,778	3,319	119	2012
Langhorne, PA	65,050		1,019	5,023	158	1,019	5,181	6,200	242	2012

					Costs	Gross Carrying Amount
			Initial Cost		Subsequent	at December 31, 2014			Accumulated	Year
Description	Square Footage	Encumbrances	Land	Buildings and Improvements	to Acquisition	Land	Buildings and Improvements	Total	Depreciation (C)	Acquired / Developed
Levittown, PA	76,180		926	5,296	1,160	926	5,444	6,370	2,014	2001
Malvern, PA	18,848		2,959	18,198	1,408	2,959	19,606	22,565	174	2013
Montgomeryville, PA	84,145		975	4,809	121	975	4,929	5,904	240	2012
Norristown, PA	54,911		777	3,709	567	777	4,381	5,158	253	2011
Philadelphia I, PA	97,414		1,461	8,334	1,762	1,461	6,918	8,379	2,612	2001
Philadelphia II, PA	68,239		1,012	4,990	68	1,012	5,057	6,069	41	2014
Exeter, RI	41,275		547	2,697	1	547	2,698	3,245	14	2014
Johnston, RI	80,725		1,061	5,229	1	1,061	5,231	6,292	28	2014
Wakefield, RI	45,895		823	4,058	1	823	4,059	4,882	21	2014
Woonsocket, RI	72,704		1,049	5,172	1	1,049	5,173	6,222	27	2014
Antioch, TN	76,190		588	4,906	287	588	4,426	5,014	1,167	2005
Nashville I, TN	103,840		405	3,379	469	405	3,270	3,675	884	2005
Nashville II, TN	83,384		593	4,950	183	593	4,443	5,036	1,199	2005
Nashville III, TN	101,575		416	3,469	191	416	3,328	3,744	873	2006
Nashville IV, TN	102,450		992	8,274	351	992	7,385	8,377	1,932	2006
Allen, TX	62,870	3,610	714	3,519	59	714	3,578	4,292	188	2012
Austin I, TX	59,620		2,239	2,038	152	2,239	1,865	4,104	499	2005
Austin II, TX	65,151	(B)	734	3,894	245	738	3,577	4,315	882	2006
Austin III, TX	70,560		1,030	5,468	224	1,035	5,032	6,067	1,175	2006
Austin IV, TX	65,370		862	4,250	106	862	4,356	5,218	35	2014
Austin V, TX	67,850		1,050	5,175	1	1,050	5,176	6,226	41	2014
Austin VI, TX	62,770		1,150	5,669	2	1,150	5,671	6,821	30	2014
Bryan, TX	60,400		1,394	1,268	146	1,396	1,194	2,590	327	2005
Carrollton, TX	77,140		661	3,261	47	661	3,308	3,969	132	2012
College Station, TX	26,550		812	740	119	813	710	1,523	188	2005
Cypress, TX	58,181		360	1,773	90	360	1,864	2,224	97	2012
Dallas I, TX	58,582		2,475	2,253	332	2,475	2,138	4,613	559	2005
Dallas II, TX	79,123		940	4,635	103	940	4,738	5,678	513	2013
Dallas III, TX	69,589		2,608	12,857	1	2,608	12,858	15,466	34	2014
Denton, TX	60,846		553	2,936	199	569	2,645	3,214	630	2006
El Paso I, TX	59,852	(A)	1,983	1,805	261	1,984	1,737	3,721	464	2005
El Paso II, TX	48,800	(A)	1,319	1,201	205	1,320	1,188	2,508	317	2005
El Paso III, TX	71,102	(A)	2,408	2,192	216	2,409	2,075	4,484	558	2005
El Paso IV, TX	66,906	(A)	2,073	1,888	59	2,074	1,635	3,709	523	2005
El Paso V, TX	62,290		1,758	1,617	157	1,761	1,514	3,275	410	2005
El Paso VI, TX	36,620		660	607	158	662	631	1,293	171	2005
El Paso VII, TX	34,423		563	517	8	565	559	1,124	15	2005
Fort Worth I, TX	50,246		1,253	1,141	220	1,253	1,126	2,379	282	2005
Fort Worth II, TX	72,900		868	4,607	292	874	4,232	5,106	1,034	2006
Frisco I, TX	50,754		1,093	3,148	131	1,093	2,841	3,934	744	2005

					Costs	Gross Carrying Amount
			Initial Cost		Subsequent	at December 31, 2014			Accumulated	Year
Description	Square Footage	Encumbrances	Land	Buildings and Improvements	to Acquisition	Land	Buildings and Improvements	Total	Depreciation (C)	Acquired / Developed
Frisco II, TX	71,399		1,564	4,507	95	1,564	3,991	5,555	1,065	2005
Frisco III, TX	74,765		1,147	6,088	242	1,154	5,525	6,679	1,354	2006
Frisco IV, TX	75,035		719	4,072	117	719	3,630	4,349	405	2010
Frisco V, TX	74,490		1,159	5,714	16	1,159	5,729	6,888	46	2014
Frisco VI, TX	68,926		1,064	5,247	2	1,064	5,249	6,313	28	2014
Garland I, TX	70,100		751	3,984	419	767	3,817	4,584	916	2006
Garland II, TX	68,425		862	4,578	206	862	4,187	5,049	943	2006
Houston III, TX	60,820		575	524	287	576	699	1,275	196	2005
Houston IV, TX	43,750		960	875	371	961	1,052	2,013	245	2005
Houston V, TX	125,135		1,153	6,122	712	1,156	5,972	7,128	1,327	2006
Houston VI, TX	54,680		575	524	5,709	983	4,912	5,895	443	2011
Houston VII, TX	47,102		681	3,355	83	681	3,438	4,119	238	2012
Houston VIII, TX	54,241		1,294	6,377	136	1,294	6,514	7,808	343	2012
Houston IX, TX	51,218		296	1,459	62	296	1,521	1,817	80	2012
Katy, TX	71,308		1,329	6,552	9	1,329	6,561	7,890	957	2013
Keller, TX	61,885		890	4,727	140	890	4,282	5,172	1,057	2006
Lewisville I, TX	58,140		476	2,525	295	492	2,406	2,898	566	2006
Lewisville II, TX	127,609		1,464	7,217	135	1,464	7,353	8,817	601	2013
Mansfield I, TX	63,025		837	4,443	197	843	4,062	4,905	983	2006
Mansfield II, TX	57,775		662	3,261	63	662	3,323	3,985	193	2012
McKinney I, TX	47,020		1,632	1,486	134	1,634	1,381	3,015	364	2005
McKinney II, TX	70,050		855	5,076	161	857	4,612	5,469	1,131	2006
McKinney III, TX	67,468		652	3,213	1	652	3,214	3,866	—	2014
North Richland Hills, TX	57,200		2,252	2,049	126	2,252	1,798	4,050	490	2005
Pearland, TX	72,050		450	2,216	82	450	2,299	2,749	121	2012
Richmond, TX	102,278		1,437	7,083	66	1,437	7,149	8,586	322	2013
Roanoke, TX	59,660		1,337	1,217	127	1,337	1,145	2,482	295	2005
San Antonio I, TX	73,309		2,895	2,635	306	2,895	2,410	5,305	612	2005
San Antonio II, TX	73,230		1,047	5,558	148	1,052	5,013	6,065	1,134	2006
San Antonio III, TX	71,775		996	5,286	235	996	4,799	5,795	1,052	2007
Spring, TX	72,751		580	3,081	205	580	2,839	3,419	690	2006
Murray I, UT	60,280	(A)	3,847	1,017	458	3,848	1,261	5,109	337	2005
Murray II, UT	71,221	(A)	2,147	567	460	2,148	865	3,013	262	2005
Salt Lake City I, UT	56,446	(A)	2,695	712	477	2,696	1,012	3,708	251	2005
Salt Lake City II, UT	51,676	(A)	2,074	548	364	1,931	747	2,678	203	2005

					Costs	Gross Carrying Amount
			Initial Cost		Subsequent	at December 31, 2014			Accumulated	Year
Description	Square Footage	Encumbrances	Land	Buildings and Improvements	to Acquisition	Land	Buildings and Improvements	Total	Depreciation (C)	Acquired / Developed
Alexandria, VA	114,150	9,221	2,812	13,865	177	2,812	14,043	16,855	745	2012
Burke Lake, VA	91,667	7,105	2,093	10,940	1,094	2,093	10,438	12,531	1,045	2011
Fairfax, VA	73,325		2,276	11,220	182	2,276	11,402	13,678	541	2012
Fredericksburg I, VA	69,475		1,680	4,840	280	1,680	4,447	6,127	1,086	2005
Fredericksburg II, VA	61,057		1,757	5,062	320	1,758	4,690	6,448	1,159	2005
Leesburg, VA	85,503		1,746	9,894	79	1,746	8,685	10,431	644	2011
Manassas, VA	72,745		860	4,872	118	860	4,327	5,187	467	2010
McLearen, VA	68,960		1,482	8,400	152	1,482	7,397	8,879	764	2010
Vienna, VA	54,698		2,300	11,340	115	2,300	11,456	13,756	549	2012
Divisional Offices					168		168	168	29
USIFB					5,702		5,702	5,702	1,247
	28,621,742		524,475	2,303,584	221,302	545,393	2,304,653	2,850,046	398,496

(A)  This facility is part of the YSI 20 Loan portfolio, with a balance of $54,091 as of December 31, 2014.

(B)  This facility is part of the YSI 33 Loan portfolio, with a balance of $10,429 as of December 31, 2014.

(C)  Depreciation on the buildings and improvements is recorded on a straight-line basis over their estimated useful lives, which range from five to 39 years.

     Activity in storage facilities during 2014 and 2013 was as follows (in thousands):

	2014	2013
Storage facilities*
Balance at beginning of year	$2,553,706	$2,443,022
Acquisitions & improvements	576,845	219,751
Fully depreciated assets	(6,855)	(14,398)
Dispositions and other	(13,716)	(127,700)
Construction in progress	7,218	33,031
Balance at end of year	$3,117,198	$2,553,706

Accumulated depreciation*
Balance at beginning of year	$398,536	$353,315
Depreciation expense	101,542	87,708
Fully depreciated assets	(6,855)	(14,398)
Dispositions and other	(1,154)	(28,089)
Balance at end of year	$492,069	$398,536

Storage facilities, net	$2,625,129	$2,155,170

* These amounts include equipment that is housed at the Company’s storage facilities which is excluded from Schedule III above.

Exhibit 12.1

CubeSmart

Computation of Ratio of Earnings to Fixed Charges

(dollars in thousands)

	Year Ended December 31,
	2010	2011	2012	2013	2014
Earnings before fixed charges:
Add:
(Loss) income from continuing operations	$(17,443)	$(13,400)	$(13,276)	$10,409	$26,366
Fixed charges - per below	44,539	46,626	44,329	44,109	50,470
Less:
Capitalized interest	(132)	(82)	(185)	(851)	(1,328)

Earnings before fixed charges	26,964	33,144	30,868	53,667	75,508

Fixed charges:
Interest expense (including amortization of premiums and discounts related to indebtedness) *	44,257	46,394	43,994	43,108	48,992
Capitalized interest	132	82	185	851	1,328
Estimate of interest within rental expense	150	150	150	150	150

Total Fixed Charges	44,539	46,626	44,329	44,109	50,470

Income allocated to preferred shareholders	—	1,218	6,008	6,008	6,008
Total combined fixed charges and preferred distributions	44,539	47,844	50,337	50,117	56,478

Ratio of earnings to fixed charges (a)	0.61	0.69	0.61	1.07	1.34

*  Includes amounts reported in discontinued operations

(a)  In fiscal 2010, 2011 and 2012, earnings were insufficient to cover combined fixed charges and preferred distributions.  The Company must generate additional earnings of $17.6 million, $14.7 million and $19.5 million to achieve a fixed charge coverage ratio of 1:1 in fiscal 2010, 2011 and 2012, respectively.

Exhibit 12.2

CubeSmart L.P.

Computation of Ratio of Earnings to Fixed Charges

(dollars in thousands)

	Year Ended December 31,
	2010	2011	2012	2013	2014
Earnings before fixed charges:
Add:
(Loss) income from continuing operations	$(17,443)	$(13,400)	$(13,276)	$10,409	$26,366
Fixed charges - per below	44,539	46,626	44,329	44,109	50,470
Less:
Capitalized interest	(132)	(82)	(185)	(851)	(1,328)

Earnings before fixed charges	26,964	33,144	30,868	53,667	75,508

Fixed charges:
Interest expense (including amortization of premiums and discounts related to indebtedness) *	44,257	46,394	43,994	43,108	48,992
Capitalized interest	132	82	185	851	1,328
Estimate of interest within rental expense	150	150	150	150	150

Total Fixed Charges	44,539	46,626	44,329	44,109	50,470

Income allocated to preferred shareholders	—	1,218	6,008	6,008	6,008
Total combined fixed charges and preferred distributions	44,539	47,844	50,337	50,117	56,478

Ratio of earnings to fixed charges (a)	0.61	0.69	0.61	1.07	1.34

*  Includes amounts reported in discontinued operations

(a)  In fiscal 2010, 2011 and 2012, earnings were insufficient to cover combined fixed charges and preferred distributions.  The Company must generate additional earnings of $17.6 million, $14.7 million and $19.5 million to achieve a fixed charge coverage ratio of 1:1 in fiscal 2010, 2011 and 2012, respectively.

Exhibit 21.1

Subsidiary	Jurisdiction of Organization
186 JAMAICA AVE, LLC	Delaware
2301 TILLOTSON AVE, LLC	Delaware
251 JAMAICA AVE, LLC	Delaware
5 Old Lancaster Associates, LLC	Pennsylvania
CONSHOHOCKEN GP II, LLC	Delaware
CS SNL AVE M, LLC	Delaware
CS SNL NEW YORK AVE, LLC	Delaware
CS SNL OPERATING COMPANY, LLC	Delaware
CS VENTURE I, LLC	Delaware
CUBE HHF Limited Partnership	Delaware
CUBE HHF TRS, LLC	Delaware
CUBE VENTURE GP, LLC	Delaware
CubeSmart	Maryland
CubeSmart Alexandria, LLC	Delaware
CubeSmart Allen, LLC	Delaware
CubeSmart Asset Management, LLC	Delaware
CUBESMART BARTOW, LLC	Delaware
CUBESMART BOSTON ROAD, LLC	Delaware
CUBESMART CLINTON, LLC	Delaware
CUBESMART CYPRESS, LLC	Delaware
CUBESMART EAST 135TH, LLC	Delaware
CubeSmart Leesbrug, LLC	Delaware
CubeSmart Management, LLC	Delaware
CUBESMART NEW ROCHELLE, LLC	Delaware
CUBESMART PINE LAKES, LLC	Delaware
CUBESMART SOUTHERN BLVD, LLC	Delaware
CUBESMART SWISS AVE, LLC	Delaware
CUBESMART TEMPLE HILLS, LLC	Delaware
CUBESMART TIMONIUM BORROWER, LLC	Delaware
CubeSmart Timonium, LLC	Delaware
CubeSmart TRS, Inc.	Ohio
CUBESMART WILTON, LLC	Delaware
CubeSmart, L.P.	Delaware
EAST COAST GP, LLC	Delaware
EAST COAST STORAGE PARTNERS, L.P.	Delaware
FREEHOLD MT, LLC	Delaware
LANGHORNE GP II, LLC	Delaware
Lantana Property Owner’s Association, Inc.	Florida
MONTGOMERYVILLE GP II, LLC	Delaware
Old Lancaster Venture, L.P.	Pennsylvania
R STREET STORAGE ASSOCIATES, LLC	Maryland
SHIRLINGTON RD, LLC	Delaware
SOMERSET MT, LLC	Delaware
STORAGE PARTNERS OF CONSHOHOCKEN, L.P.	Delaware
Storage Partners of Freehold II, LLC	Delaware
Storage Partners of Langhorne II, LP	Delaware
STORAGE PARTNERS OF MONTGOMERYVILLE, L.P.	Delaware
STORAGE PARTNERS OF SOMERSET, LLC	Delaware
Storage Partners of West Hempstead II, LLC	Delaware
UNITED-HSRE I, L.P.	Delaware
USI Overseas Development Holding, LLC	Delaware
USI Overseas Development LLC	Delaware

USIFB LLP	London
USIFB LP	London
USIFB Property Investment No. 1 Limited	London
USIFB Property Investment No. 2 Limited	London
USIFB Storage Company Limited	London
U-Store-It Development LLC	Delaware
U-Store-It Trust Luxembourg S.ar.l.	Luxembourg
Wider Reach, LLC	Delaware
YSI Burke Lake, LLC	Delaware
YSI HART TRS, INC	Delaware
YSI I LLC	Delaware
YSI II LLC	Delaware
YSI VENTURE GP LLC	Delaware
YSI VENTURE LP LLC	Delaware
YSI X GP LLC	Delaware
YSI X LP	Delaware
YSI X LP LLC	Delaware
YSI XV LLC	Delaware
YSI XX GP LLC	Delaware
YSI XX LP	Delaware
YSI XX LP LLC	Delaware
YSI XXX LLC	Delaware
YSI XXXI, LLC	Delaware
YSI XXXIII, LLC	Delaware
YSI XXXIIIA, LLC	Delaware
YSI XXXV, LLC	Delaware
YSI XXXVII, LLC	Delaware
YSI-Hart Limited Partnership	Delaware

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Trustees and Shareholders of

CubeSmart:

We consent to the incorporation by reference in the registration statements (Nos. 333-194661 and 333-176885) on Form S-3 of CubeSmart and CubeSmart L.P. and (Nos. 333-167623, 333-143126, 333-143125, 333-143124 and 333-119987) on Form S-8 of CubeSmart of our reports dated February 27, 2015, with respect to the consolidated balance sheets of CubeSmart as of December 31, 2014 and 2013, and the related consolidated statements of operations, comprehensive income (loss), equity, and cash flows for each of the years in the three-year period ended December 31, 2014, and the related financial statement schedule, and the effectiveness of internal control over financial reporting as of December 31, 2014, which reports appear in the accompanying Form 10-K of CubeSmart and CubeSmart, L.P.  Our report dated February 27, 2015, contains an explanatory paragraph that states that the Company changed its method for reporting discontinued operations as of January 1, 2014.

/s/ KPMG LLP

Philadelphia, Pennsylvania
February 27, 2015

Exhibit 31.1

CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER

PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Christopher P. Marr, certify that:

1. I have reviewed this Annual Report on Form 10-K of CubeSmart;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5. The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s Board of Trustees (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

/s/ Christopher P. Marr
Christopher P. Marr
Chief Executive Officer
Date: February 27, 2015

1

Exhibit 31.2

CERTIFICATION OF PRINCIPAL FINANCIAL OFFICER

PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Timothy M. Martin, certify that:

1. I have reviewed this Annual Report on Form 10-K of CubeSmart;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5. The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s Board of Trustees (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

/s/ Timothy M. Martin
Timothy M. Martin
Chief Financial Officer
Date: February 27, 2015

1

Exhibit 31.3

CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER

PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Christopher P. Marr, certify that:

1. I have reviewed this Annual Report on Form 10-K of CubeSmart L.P.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5. The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s Board of Trustees (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

/s/ Christopher P. Marr
Christopher P. Marr
Chief Executive Officer

Date: February 27, 2015

1

Exhibit 31.4

CERTIFICATION OF PRINCIPAL FINANCIAL OFFICER

PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Timothy M. Martin, certify that:

1. I have reviewed this Annual Report on Form 10-K of CubeSmart L.P.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5. The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s Board of Trustees (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

/s/ Timothy M. Martin
Timothy M. Martin
Chief Financial Officer

Date: February 27, 2015

1

Exhibit 32.1

Certification of Chief Executive Officer and Chief Financial Officer

Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of

the

Sarbanes-Oxley Act of 2002

The undersigned, the Chief Executive Officer and Chief Financial Officer of CubeSmart (the “Company”), each hereby certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(a) The Annual Report on Form 10-K of the Company for the year ended December 31, 2014 (the “Report”) filed on the date hereof with the Securities and Exchange Commission fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(b) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Christopher P. Marr
Christopher P. Marr
Chief Executive Officer

Date: February 27, 2015

/s/ Timothy M. Martin
Timothy M. Martin
Chief Financial Officer

Date: February 27, 2015

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

1

Exhibit 32.2

Certification of Chief Executive Officer and Chief Financial Officer

Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of

the

Sarbanes-Oxley Act of 2002

The undersigned, the Chief Executive Officer and Chief Financial Officer of CubeSmart L.P. (the “Company”), each hereby certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(a) The Annual Report on Form 10-K of the Company for the year ended December 31, 2014 (the “Report”) filed on the date hereof with the Securities and Exchange Commission fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(b) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Christopher P. Marr
Christopher P. Marr
Chief Executive Officer

Date: February 27, 2015

/s/ Timothy M. Martin
Timothy M. Martin
Chief Financial Officer

Date: February 27, 2015

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

1

Exhibit 99.1

MATERIAL FEDERAL INCOME TAX CONSIDERATIONS

The following discussion describes the material U.S. federal income tax considerations relating to the purchase, ownership and disposition of common shares and preferred shares of CubeSmart and debt securities of CubeSmart, L.P. (the “Operating Partnership”), and the qualification and taxation of CubeSmart as a REIT under the Internal Revenue Code of 1986, as amended (the “Code”).

This discussion is not exhaustive of all possible tax considerations and does not provide a detailed discussion of any state, local or foreign tax considerations. The discussion does not address all aspects of taxation that may be relevant to particular investors in light of their personal investment or tax circumstances, or to certain types of investors that are subject to special treatment under the federal income tax laws, such as insurance companies, regulated investment companies, REITs, tax-exempt organizations (except to the limited extent discussed below under “Taxation of Tax-Exempt Shareholders”), financial institutions or broker-dealers, non-U.S. individuals and foreign corporations (except to the limited extent discussed below under “Taxation of Non-U.S. Shareholders”), an entity treated as a U.S, corporation on account of the inversion rules, and other persons subject to special tax rules. This summary deals only with investors who hold common shares or preferred shares of CubeSmart or debt securities of the Operating Partnership as “capital assets” within the meaning of Section 1221 of the of the Internal Revenue Code of 1986, as amended (the “Code”). This discussion is not intended to be, and should not be construed as, tax advice.

The information in this summary is based on the Code, current, temporary and proposed Treasury regulations, the legislative history of the Code, current administrative interpretations and practices of the Internal Revenue Service (the “IRS”), including its practices and policies as endorsed in private letter rulings, which are not binding on the IRS, and existing court decisions. Future legislation, regulations, administrative interpretations and court decisions could change current law or adversely affect existing interpretations of current law. Any change could apply retroactively. We have not obtained any rulings from the IRS concerning the tax treatment of the matters discussed in this summary. Therefore, it is possible that the IRS could challenge the statements in this summary, which do not bind the IRS or the courts, and that a court could agree with the IRS.

We urge you to consult your own tax advisor regarding the specific tax consequences to you of ownership of common shares or preferred shares of CubeSmart and debt securities of the Operating Partnership, and of CubeSmart’s election to be taxed as a REIT. Specifically, you should consult your own tax advisor regarding the federal, state, local, foreign, and other tax consequences of such ownership and election, and regarding potential changes in applicable tax laws.

Taxation of CubeSmart

Qualification of CubeSmart as a REIT

CubeSmart elected to be taxed as a REIT under the federal income tax laws beginning with its short taxable year ended December 31, 2004. CubeSmart believes that, beginning with such short taxable year, it has been organized and has operated in such a manner as to qualify for taxation as a REIT under the Code and intends to continue to operate in such a manner. However, there can be no assurance that CubeSmart has qualified or will remain qualified as a REIT.

CubeSmart’s continued qualification and taxation as a REIT depend upon its ability to meet on a continuing basis, through actual annual operating results, certain qualification tests set forth in the federal income tax laws. Those qualification tests involve the percentage of income that CubeSmart earns from specified sources, the percentage of its assets that falls within specified categories, the diversity of its share ownership, and the percentage of its earnings that CubeSmart distributes. Accordingly, no assurance can be given that the actual results of CubeSmart’s operations for any particular taxable year will satisfy such requirements. For a discussion of the tax consequences of its failure to qualify as a REIT, see “Requirements for Qualification — Failure to Qualify” below.

Pursuant to CubeSmart’s declaration of trust, CubeSmart’s board of trustees has the authority to make any tax elections on its behalf that, in its sole judgment, are in CubeSmart’s best interest. This authority includes the ability to revoke or otherwise terminate CubeSmart’s status as a REIT. CubeSmart’s board of trustees has the authority under its declaration of trust to make these elections without the necessity of obtaining the approval of CubeSmart’s shareholders. In addition, CubeSmart’s board of trustees has the authority to waive any restrictions and limitations contained in its declaration of trust that are intended to preserve CubeSmart’s status as a REIT during any period in which its board of trustees has determined not to pursue or preserve CubeSmart’s status as a REIT.

Taxation of CubeSmart as a REIT

The sections of the Code relating to qualification and operation as a REIT, and the federal income taxation of a REIT, are highly technical and complex. The following discussion sets forth only the material aspects of those sections. This summary is qualified in its entirety by the applicable Code provisions and the related rules and regulations.

If CubeSmart qualifies as a REIT, it generally will not be subject to federal income tax on the taxable income that it distributes to its shareholders. The benefit of that tax treatment is that it avoids the “double taxation,” or taxation at both the corporate and shareholder levels, that generally results from owning shares in a corporation. However, CubeSmart will be subject to federal tax in the following circumstances:

•                                         CubeSmart is subject to the corporate federal income tax on any taxable income, including net capital gain that it does not distribute to shareholders during, or within a specified time period after, the calendar year in which the income is earned.

•                                         CubeSmart may be subject to the corporate “alternative minimum tax” on any items of tax preference, including any deductions of net operating losses.

•                                         CubeSmart is subject to tax, at the highest corporate rate, on net income from the sale or other disposition of property acquired through foreclosure (“foreclosure property”) that it holds primarily for sale to customers in the ordinary course of business, and other non-qualifying income from foreclosure property.

•                                         CubeSmart is subject to a 100% tax on net income from sales or other dispositions of property, other than foreclosure property, that it holds primarily for sale to customers in the ordinary course of business.

•                                         If CubeSmart fails to satisfy one or both of the 75% gross income test or the 95% gross income test, as described below under “Requirements for Qualification — Gross Income Tests,” but nonetheless continues to qualify as a REIT because it meets other requirements, CubeSmart will be subject to a 100% tax on: the greater of the amount by which it fails the 75% gross income test or the 95% gross income test multiplied, in either case, by a fraction intended to reflect its profitability.

•                                         If CubeSmart fails to distribute during a calendar year at least the sum of: (1) 85% of its REIT ordinary income for the year, (2) 95% of its REIT capital gain net income for the year, and (3) any undistributed taxable income required to be distributed from earlier periods, then CubeSmart will be subject to a 4% nondeductible excise tax on the excess of the required distribution over the amount it actually distributed.

•                                         If CubeSmart fails any of the asset tests, as described below under “Requirements for Qualification — Asset Tests,” other than certain de minimis failures, but its failure was due to reasonable cause and not to willful neglect, and it nonetheless maintains its REIT qualification because of specified cure provisions, CubeSmart will pay a tax equal to the greater of $50,000 or 35% of the net income from the nonqualifying assets during the period in which it failed to satisfy the asset tests.

The amount of gain on which CubeSmart will pay tax generally is the lesser of the amount of gain that it recognizes at the time of the sale or disposition, and the amount of gain that it would have recognized if it had sold the asset at the time CubeSmart acquired it.

•                                         CubeSmart will pay a tax equal to the greater of $50,000 or 35% of the net income from the nonqualifying assets during the period in which it failed to satisfy the asset tests.

•                                         If CubeSmart fails to satisfy one or more requirements for REIT qualification, other than the gross income tests and the asset tests, and such failure is due to reasonable cause and not to willful neglect, it will be required to pay a penalty of $50,000 for each such failure.

•                                         CubeSmart may elect to retain its net long-term capital gain and pay income tax on such gain.

•                                         CubeSmart will be subject to a 100% excise tax on transactions with a taxable REIT subsidiary that are not conducted on an arm’s-length basis.

•                                         If CubeSmart acquires any asset from a C corporation (a corporation that generally is subject to full corporate-level tax) in a transaction in which the adjusted basis of the assets in CubeSmart’s hands is determined by reference to the adjusted tax basis of the asset in the hands of the C corporation, CubeSmart will pay tax at the highest regular corporate rate then applicable if it recognizes gain on the sale or disposition of the asset during the 10-year period after it acquires the asset, unless the C corporation elects to treat the assets as if they were sold for their fair market value at the time of CubeSmart’s acquisition.

•                                         CubeSmart may be required to pay monetary penalties to the IRS in certain circumstances, including if it fails to meet record-keeping requirements intended to monitor its compliance with rules relating to the composition of a REIT’s shareholders, as described below in “Requirements for Qualification - Recordkeeping Requirements.”

•                                         The earnings of CubeSmart’s lower-tier entities that are subchapter C corporations, including taxable REIT subsidiaries, are subject to federal corporate income tax.

In addition, we may be subject to a variety of taxes, including payroll taxes and state, local and foreign income, property and other taxes on our assets and operations. We could also be subject to tax in situations and on transactions not presently contemplated.

Requirements for Qualification

To qualify as a REIT, CubeSmart must elect to be treated as a REIT, and CubeSmart must meet various (a) organizational requirements, (b) gross income tests, (c) asset tests, and (d) annual distribution requirements.

Organizational Requirements. A REIT is a corporation, trust or association that meets each of the following requirements:

1) It is managed by one or more trustees or directors;

2) Its beneficial ownership is evidenced by transferable shares, or by transferable certificates of beneficial interest;

3) It would be taxable as a domestic corporation, but for Sections 856 through 860 of the Code;

4) It is neither a financial institution nor an insurance company subject to special provisions of the federal income tax laws;

5) At least 100 persons are beneficial owners of its shares or ownership certificates (determined without reference to any rules of attribution);

6) Not more than 50% in value of its outstanding shares or ownership certificates is owned, directly or indirectly, by five or fewer individuals, which the federal income tax laws define to include certain entities, during the last half of any taxable year;

7) It elects to be a REIT, or has made such election for a previous taxable year which has not been revoked or terminated, and satisfies all relevant filing and other administrative requirements established by the IRS that must be met to elect and maintain REIT status;

8) It uses a calendar year for federal income tax purposes and complies with the recordkeeping requirements of the federal income tax laws; and

9) It meets certain other qualifications, tests described below, regarding the nature of its income and assets and the distribution of its income.

CubeSmart must meet requirements 1 through 4, 8 and 9 during its entire taxable year and must meet requirement 5 during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. If CubeSmart complies with all the requirements for ascertaining information concerning the ownership of its outstanding shares in a taxable year and has no reason to know that it violated requirement 6, CubeSmart will be deemed to have satisfied requirement 6 for that taxable year. CubeSmart’s declaration of trust provides for restrictions regarding the ownership and transfer of its shares of beneficial interest that are intended to assist CubeSmart in continuing to satisfy requirements 5 and 6. However, these restrictions may not ensure that CubeSmart will, in all cases, be able to satisfy these requirements. The provisions of the declaration of trust restricting the ownership and transfer of its shares of beneficial interest are described in “Description of Our Shares — Restrictions on Ownership and Transfer.”

For purposes of determining share ownership under requirement 6, an “individual” generally includes a supplemental unemployment compensation benefits plan, a private foundation, or a portion of a trust permanently set aside or used exclusively for charitable purposes. An “individual,” however, generally does not include a trust that is a qualified employee pension or profit sharing trust under the federal income tax laws, and beneficiaries of such a trust will be treated as holding CubeSmart’s shares in proportion to their actuarial interests in the trust for purposes of requirement 6. CubeSmart believes it has issued sufficient shares of beneficial interest with enough diversity of ownership to satisfy requirements 5 and 6 set forth above.

To monitor compliance with the share ownership requirements, CubeSmart is required to maintain records regarding the actual ownership of its shares. To do so, CubeSmart must demand written statements each year from the record holders of certain percentages of its shares in which the record holders are to disclose the actual owners of the shares (the persons required to include in gross income the dividends paid by us). A list of those persons failing or refusing to comply with this demand must be maintained as part of CubeSmart’s records. Failure by CubeSmart to comply with these record-keeping requirements could subject CubeSmart to monetary penalties. If CubeSmart satisfies these requirements and has no reason to know that condition (6) is not satisfied, CubeSmart will be deemed to have satisfied such condition. A shareholder that fails or refuses to comply with the demand is required by Treasury Regulations to submit a statement with its tax return disclosing the actual ownership of the shares and other information.

Qualified REIT Subsidiaries. A corporation that is a “qualified REIT subsidiary” is not treated as a corporation separate from its parent REIT. A “qualified REIT subsidiary” is a corporation, all of the capital stock of which is owned by the REIT and that has not elected to be a taxable REIT subsidiary. All assets, liabilities, and items of income, deduction, and credit of a “qualified REIT subsidiary” are treated as assets, liabilities, and items of income, deduction, and credit of the REIT. Thus, in applying the requirements described herein, any “qualified REIT subsidiary” that CubeSmart owns will be ignored, and all assets, liabilities, and items of income, deduction, and credit of such subsidiary will be treated as its assets, liabilities, and items of income, deduction, and credit.

Partnership Subsidiaries. An unincorporated domestic entity, such as a partnership or limited liability company that has a single owner, generally is not treated as an entity separate from its parent for federal income tax purposes. An unincorporated domestic entity with two or more owners is generally treated as a partnership for federal income tax purposes. In the case of a REIT that is a partner in a partnership, the REIT is treated as owning its proportionate share of the assets of the partnership and as earning its allocable share of the gross income of the partnership for purposes of the applicable REIT qualification tests. Thus, CubeSmart’s proportionate share of the assets, liabilities and items of income of the Operating Partnership and any other partnership, joint venture, or limited liability company that is treated as a partnership for federal income tax purposes in which CubeSmart acquires an interest, directly or indirectly, is treated as CubeSmart’s assets and gross income for purposes of applying the various REIT qualification requirements.

Taxable REIT Subsidiaries. A REIT is permitted to own up to 100% of the stock of one or more “taxable REIT subsidiaries.” A taxable REIT subsidiary is a corporation subject to U.S. federal income tax, and state and local income tax where applicable, as a regular “C” corporation. The subsidiary and the REIT must jointly elect to treat the subsidiary as a taxable REIT subsidiary. In addition, if a taxable REIT subsidiary owns, directly or indirectly, securities representing 35% or more of the vote or value of a subsidiary corporation, that subsidiary will also be treated as a taxable REIT subsidiary. Several provisions regarding the arrangements between a REIT and its taxable REIT subsidiaries ensure that a taxable REIT subsidiary will be subject to an appropriate level of United States federal income taxation. For example, the taxable REIT subsidiary rules limit the deductibility of interest paid or accrued by a taxable REIT subsidiary to its parent REIT. Further, the rules impose a 100% excise tax on transactions between a taxable REIT subsidiary and its parent REIT or the REIT’s tenants that are not conducted on an arm’s-length basis. CubeSmart may engage in activities indirectly through a taxable REIT subsidiary that would jeopardize its REIT status if CubeSmart engaged in the activities directly. For example, a taxable REIT subsidiary of CubeSmart may provide services to unrelated parties which might produce income that does not qualify under the gross income tests described below. A taxable REIT subsidiary may also engage in other activities that, if conducted by CubeSmart directly, could result in the receipt of non-qualified income or the ownership of non-qualified assets or the imposition of the 100% tax on income from prohibited transactions. See description below under “Prohibited Transactions.”

Gross Income Tests. CubeSmart must satisfy two gross income tests annually to maintain its qualification as a REIT. First, at least 75% of its gross income for each taxable year must consist of defined types of income that CubeSmart derives, directly or indirectly, from investments relating to real property or mortgages on real property or qualified temporary investment income. Qualifying income for purposes of that 75% gross income test generally includes:

•                                          rents from real property;

•                                          interest on debt secured by mortgages on real property or on interests in real property (including certain types of mortgage-backed securities);

•                                          dividends or other distributions on, and gain from the sale of, shares in other REITs (excluding dividends from its taxable REIT subsidiaries);

•                                          gain from the sale of real estate assets;

•                                          income and gain derived from foreclosure property; and

•                                          income derived from the temporary investment of new capital that is attributable to the issuance of CubeSmart’s shares of beneficial interest or a public offering of its debt with a maturity date of at least five years and that CubeSmart receives during the one year period beginning on the date on which it receives such new capital.

Second, in general, at least 95% of CubeSmart’s gross income for each taxable year must consist of income that is qualifying income for purposes of the 75% gross income test, other types of interest and dividends (including dividends from its taxable REIT subsidiaries), gain from the sale or disposition of stock or securities, or any combination of these.

Gross income from the sale of property that CubeSmart holds primarily for sale to customers in the ordinary course of business is excluded from both the numerator and the denominator in both income tests. See “Prohibited Transactions.” In addition, certain gains from hedging transactions and certain foreign currency gains will be excluded from both the numerator and the denominator for purposes of one or both of the income tests. See “Hedging Transactions,” and “Foreign Currency Gain.”

Rents from Real Property. Rent that CubeSmart receives from its real property will qualify as “rents from real property,” which is qualifying income for purposes of the 75% and 95% gross income tests, only if the following conditions are met:

First, the rent must not be based in whole or in part on the income or profits of any person. Participating rent, however, will qualify as “rents from real property” if it is based on percentages of receipts or sales and the percentages are fixed at the time the leases are entered into, are not renegotiated during the term of the leases in a manner that has the effect of basing percentage rent on income or profits, and conform with normal business practice.

Second, CubeSmart must not own, actually or constructively, 10% or more of the stock of any corporate tenant or the assets or net profits of any tenant, referred to as a related party tenant, other than a taxable REIT subsidiary. The constructive ownership rules generally provide that, if 10% or more in value of its shares is owned, directly or indirectly, by or for any person, CubeSmart is considered as owning the stock owned, directly or indirectly, by or for such person. CubeSmart does not own any stock or any assets or net profits of any tenant directly. However, because the constructive ownership rules are broad and it is not possible to monitor continually direct and indirect transfers of its shares, no absolute assurance can be given that such transfers or other events of which CubeSmart has no knowledge will not cause CubeSmart to own constructively 10% or more of a tenant (or a subtenant, in which case only rent attributable to the subtenant is disqualified) other than a taxable REIT subsidiary at some future date.

Under an exception to the related-party tenant rule described in the preceding paragraph, rent that CubeSmart receives from a taxable REIT subsidiary will qualify as “rents from real property” as long as (1) at least 90% of the leased space in the property is leased to persons other than taxable REIT subsidiaries and related-party tenants, and (2) the amount paid by the taxable REIT subsidiary to rent space at the property is substantially comparable to rents paid by other tenants of the property for comparable space. The “substantially comparable” requirement must be satisfied when the lease is entered into, when it is extended, and when the lease is modified, if the modification increases the rent paid by the taxable REIT subsidiary. If the requirement that at least 90% of the leased space in the related property is rented to unrelated tenants is met when a lease is entered into, extended, or modified, such requirement will continue to be met as long as there is no increase in the space leased to any taxable REIT subsidiary or related party tenant. Any increased rent attributable to a modification of a lease with a taxable REIT subsidiary in which CubeSmart owns directly or indirectly more than 50% of the voting power or value of the stock (a “controlled taxable REIT subsidiary”) will not be treated as “rents from real property.”

Third, the rent attributable to the personal property leased in connection with a lease of real property must not be greater than 15% of the total rent received under the lease. The rent attributable to personal property under a lease is the amount that bears the same ratio to total rent under the lease for the taxable year as the average of the fair market values of the leased personal property at the beginning and at the end of the taxable year bears to the average of the aggregate fair market values of both the real and personal property covered by the lease at the beginning and at the end of such taxable year (the “personal property ratio”). With respect to each of its leases, CubeSmart believes that the personal property ratio generally is less than 15%. Where that is not, or may in the future not be, the case, CubeSmart believes that any income attributable to personal property will not jeopardize its ability to qualify as a REIT. There can be no assurance, however, that the IRS would not challenge CubeSmart’s calculation of a personal property ratio, or that a court would not uphold such assertion. If such a challenge were successfully asserted, CubeSmart could fail to satisfy the 75% or 95% gross income test and thus lose its REIT status.

Fourth, CubeSmart cannot furnish or render non-customary services to the tenants of its properties, or manage or operate its properties, other than through an independent contractor who is adequately compensated and from whom CubeSmart does not derive or receive any income. However, CubeSmart need not provide services through an “independent contractor,” but instead may provide services directly to its tenants, if the services are “usually or customarily rendered” in connection with the rental of space for occupancy only and are not considered to be provided for the tenants’ convenience. In addition, CubeSmart may provide a minimal amount of “non-customary” services to the tenants of a property, other than through an independent contractor, as long as its income from the services does not exceed 1% of its income from the related property.

Finally, CubeSmart may own up to 100% of the stock of one or more taxable REIT subsidiaries, which may provide non-customary services to CubeSmart’s tenants without tainting CubeSmart’s rents from the related properties. CubeSmart has not performed, and does not intend to perform, any services other than customary ones for its tenants, other than services provided through independent contractors or taxable REIT subsidiaries.

Tenants may be required to pay, in addition to base rent, reimbursements for certain amounts CubeSmart is obligated to pay to third parties (such as a lessee’s proportionate share of a property’s operational or capital expenses), penalties for nonpayment or late payment of rent or additions to rent. These and other similar payments should qualify as “rents from real property.” To the extent they do not, they should be treated as interest that qualifies for the 95% gross income test.

If a portion of the rent CubeSmart receives from a property does not qualify as “rents from real property” because the rent attributable to personal property exceeds 15% of the total rent for a taxable year, the portion of the rent attributable to personal property will not be qualifying income for purposes of either the 75% or 95% gross income test. Thus, if rent attributable to personal property, plus any other income that is nonqualifying income for purposes of the 95% gross income test, during a taxable year exceeds 5% of its gross income during the year, CubeSmart would lose its REIT status, unless CubeSmart qualified for certain statutory relief provisions. By contrast, in the following circumstances, none of the rent from a lease of property would qualify as “rents from real property”: (1) the rent is considered based on the income or profits of the tenant; (2) the lessee is a related party tenant or fails to qualify for the exception to the related-party tenant rule for qualifying taxable REIT subsidiaries; or (3) CubeSmart furnishes non-customary services to the tenants of the property, or manages or operates the property, other than through a qualifying independent contractor or a taxable REIT subsidiary. In any of these circumstances, CubeSmart could lose its REIT status, unless CubeSmart qualified for certain statutory relief provisions, because it would be unable to satisfy either the 75% or 95% gross income test.

Interest. The term “interest” generally does not include any amount received or accrued, directly or indirectly, if the determination of the amount depends in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term “interest” solely because it is based on a fixed percentage or percentages of receipts or sales. Furthermore, to the extent that interest from a loan that is based on the profit or net cash proceeds from the sale of the property securing the loan constitutes a “shared appreciation provision,” income attributable to such participation feature will be treated as gain from the sale of the secured property.

Prohibited Transactions. A REIT will incur a 100% tax on the net income derived from any sale or other disposition of property, other than foreclosure property, that the REIT holds primarily for sale to customers in the ordinary course of a trade or business. Whether a REIT holds an asset “primarily for sale to customers in the ordinary course of a trade or business” depends, however, on the facts and circumstances in effect from time to time, including those related to a particular asset. A safe harbor to the characterization of the sale of property by a REIT as a prohibited transaction and the 100% prohibited transaction tax is available if the following requirements are met:

•                                          the REIT has held the property for not less than four years (or, for sales made after July 30, 2008, two years);

•                                          the aggregate expenditures made by the REIT, or any partner of the REIT, during the four-year period (or, for sales made after July 30, 2008, two-year period) preceding the date of the sale that are includable in the basis of the property do not exceed 30% of the selling price of the property;

•                                          either (1) during the year in question, the REIT did not make more than seven sales of property other than foreclosure property or sales to which Section 1033 of the Code applies, (2) the aggregate adjusted bases of all such properties sold by the REIT during the year did not exceed 10% of the aggregate bases of all of the assets of the REIT at the beginning of the year or (3) for sales made after July 30, 2008, the aggregate fair market value of all such properties sold by the REIT during the year did not exceed 10% of the aggregate fair market value of all of the assets of the REIT at the beginning of the year;

•                                          in the case of property not acquired through foreclosure or lease termination, the REIT has held the property for at least four years (or, for sales made after July 30, 2008, two years) for the production of rental income; and

•                                          if the REIT has made more than seven sales of non-foreclosure property during the taxable year, substantially all of the marketing and development expenditures with respect to the property were made through an independent contractor from whom the REIT derives no income.

CubeSmart intends to hold properties for investment with a view to long-term appreciation, to engage in the business of acquiring, developing, owning and operating properties, and to make occasional sales of properties as are consistent with its investment objective. CubeSmart cannot assure you, however, that it can comply with the safe-harbor provisions that would prevent the imposition of the 100% tax or that it will avoid owning property that may be characterized as property held “primarily for sale to customers in the ordinary course of a trade or business.” The 100% tax does not apply to gains from the sale of property that is held through a taxable REIT subsidiary or other taxable corporation, although such income will be subject to tax in the hands of that corporation at regular corporate tax rates. CubeSmart may, therefore, form or acquire a taxable REIT subsidiary to hold and dispose of those properties it concludes may not fall within the safe-harbor provisions.

Foreclosure Property. CubeSmart will be subject to tax at the maximum corporate rate on any net income from foreclosure property, other than income that otherwise would be qualifying income for purposes of the 75% gross income test. “Foreclosure property” is any real property, including interests in real property, and any personal property incident to such real property:

•                                          that is acquired by a REIT as the result of the REIT having bid on such property at foreclosure, or having otherwise reduced such property to ownership or possession by agreement or process of law, after there was a default or default was imminent on a lease of such property or on indebtedness that such property secured;

•                                          for which the related loan or leased property was acquired by the REIT at a time when the default was not imminent or anticipated; and

•                                          for which the REIT makes a proper election to treat the property as foreclosure property.

A REIT will not be considered to have foreclosed on a property where the REIT takes control of the property as a mortgagee-in-possession and cannot receive any profit or sustain any loss except as a creditor of the mortgagor. Property generally ceases to be foreclosure property at the end of the third taxable year following the taxable year in which the REIT acquired the property (or longer if an extension is granted by the Secretary of the Treasury). This period (as extended, if applicable) terminates, and foreclosure property ceases to be foreclosure property on the first day:

•                                          on which a lease is entered into for the property that, by its terms, will give rise to income that does not qualify for purposes of the 75% gross income test, or any amount is received or accrued, directly or indirectly, pursuant to a lease entered into on or after such day that will give rise to income that does not qualify for purposes of the 75% gross income test;

•                                          on which any construction takes place on the property, other than completion of a building or, any other improvement, where more than 10% of the construction was completed before default became imminent; or

•                                          which is more than 90 days after the day on which the REIT acquired the property and the property is used in a trade or business which is conducted by the REIT, other than through an independent contractor from whom the REIT itself does not derive or receive any income.

Any gain from the sale of property for which a foreclosure property election has been made will not be subject to the 100% tax on gains from prohibited transactions described above, even if the property is held primarily for sale to customers in the ordinary course of a trade or business. Income and gain from foreclosure property are qualifying income for the 75% and 95% gross income tests.

Hedging Transactions. From time to time, CubeSmart enters into hedging transactions with respect to its assets or liabilities. CubeSmart’s hedging activities may include entering into interest rate swaps, caps, and floors, options to purchase such items, and futures and forward contracts. For hedging transactions entered into on or before July 30, 2008, income and gain from “hedging transactions” will be excluded from gross income for purposes of the 95% gross income test, but not the 75% gross income test. For hedging transactions entered into after July 30, 2008, income and gain from “hedging transactions” will be excluded from gross income for purposes of both the 75% and 95% gross income tests. A “hedging transaction” means either (1) any transaction entered into in the normal course of its trade or business primarily to manage the risk of interest rate, price changes, or currency fluctuations with respect to borrowings made or to be made, or ordinary obligations incurred or to be incurred, to acquire or carry real estate assets or (2) for transactions entered into after July 30, 2008, any transaction entered into primarily to manage the risk of currency fluctuations with respect to any item of income or gain that would be qualifying income under the 75% or 95% gross income test (or any property which generates such income or gain). CubeSmart will be required to clearly identify any such hedging transaction before the close of the day on which it was acquired, originated, or entered into and to satisfy other identification requirements. No assurance can be given that its hedging activities will not give rise to income that does not qualify for purposes of either or both of the gross income tests, and will not adversely affect CubeSmart’s ability to satisfy the REIT qualification requirements.

Foreign Currency Gain. Certain foreign currency gains recognized after July 30, 2008 will be excluded from gross income for purposes of one or both of the gross income tests. “Real estate foreign exchange gain” will be excluded from gross income for purposes of the 75% gross income test. Real estate foreign exchange gain generally includes foreign currency gain attributable to any item of income or gain that is qualifying income for purposes of the 75% gross income test, foreign currency gain attributable to the acquisition or ownership of (or becoming or being the obligor under) obligations secured by mortgages on real property or on interests in real property and certain foreign currency gain attributable to certain “qualified business units” of a REIT. “Passive foreign exchange gain” will be excluded from gross income for purposes of the 95% gross income test. Passive foreign exchange gain generally includes real estate foreign exchange gain as described above, and also includes foreign currency gain attributable to any item of income or gain that is qualifying income for purposes of the 95% gross income test and foreign currency gain attributable to the acquisition or ownership of (or becoming or being the obligor under) debt obligations. Because passive foreign exchange gain includes real estate foreign exchange gain, real estate foreign exchange gain is excluded from gross income for purposes of both the 75% and 95% gross income test. These exclusions for real estate foreign exchange gain and passive foreign exchange gain do not apply to foreign currency gain derived from dealing, or engaging in substantial and regular trading, in securities. Such gain is treated as nonqualifying income for purposes of both the 75% and 95% gross income tests.

Failure to Satisfy Gross Income Tests. If CubeSmart fails to satisfy one or both of the gross income tests for any taxable year, CubeSmart nevertheless may qualify as a REIT for that year if it qualifies for relief under certain provisions of the federal income tax laws. Those relief provisions will be available if:

•                                          CubeSmart’s failure to meet those tests is due to reasonable cause and not to willful neglect; and

•                                          following such failure for any taxable year, a schedule of the sources of its income is filed with the IRS in accordance with regulations prescribed by the Secretary of the Treasury.

CubeSmart cannot predict, however, whether any failure to meet these tests will qualify for the relief provisions. As discussed above in “Taxation of CubeSmart as a REIT,” even if the relief provisions apply, CubeSmart would incur a 100% tax on the gross income attributable to the greater of (1) the amount by which it fails the 75% gross income test, or (2) the excess of 95% of its gross income over the amount of gross income qualifying under the 95% gross income test, multiplied, in either case, by a fraction intended to reflect its profitability.

Asset Tests. To maintain its qualification as a REIT, CubeSmart also must satisfy the following asset tests at the end of each quarter of each taxable year.

First, at least 75% of the value of CubeSmart’s total assets must consist of:

•                                          cash or cash items, including certain receivables;

•                                          government securities;

•                                          interests in real property, including leaseholds and options to acquire real property and leaseholds;

•                                          interests in mortgages on real property (including certain mortgage-backed securities);

•                                          stock in other REITs; and

•                                          investments in stock or debt instruments during the one year period following its receipt of new capital that CubeSmart raises through equity offerings or public offerings of debt with at least a five year term.

Second, of CubeSmart’s investments not included in the 75% asset class, the value of its interest in any one issuer’s securities may not exceed 5% of the value of its total assets, or the “5% asset test.”

Third, of CubeSmart’s investments not included in the 75% asset class, CubeSmart may not own more than 10% of the voting power or value of any one issuer’s outstanding securities, or the “10% vote test” and “10% value test,” respectively.

Fourth, no more than 20% of the value of CubeSmart’s total assets (or, beginning with its 2009 taxable year, 25% of the value of its total assets) may consist of the securities of one or more taxable REIT subsidiaries.

For purposes of the 5% asset test, the 10% vote test and 10% value test, the term “securities” does not include stock in another REIT, equity or debt securities of a qualified REIT subsidiary or taxable REIT subsidiary, mortgage loans that constitute real estate assets, or equity interests in a partnership. The term “securities,” however, generally includes debt securities issued by a partnership or another REIT, except that for purposes of the 10% value test, the term “securities” does not include:

•                                          Any “Straight debt” security, which is defined as a written unconditional promise to pay on demand or on a specified date a sum certain in money if (i) the debt is not convertible, directly or indirectly, into stock, and (ii) the interest rate and interest payment dates are not contingent on profits, the borrower’s discretion, or similar factors. “Straight debt” securities do not include any securities issued by a partnership or a corporation in which CubeSmart or any controlled taxable REIT subsidiary hold non-”straight debt” securities that have an aggregate value of more than 1% of the issuer’s outstanding securities. However, “straight debt” securities include debt subject to the following contingencies: (1) a contingency relating to the time of payment of interest or principal, as long as either (i) there is no change to the effective yield of the debt obligation, other than a change to the annual yield that does not exceed the greater of 0.25% or 5% of the annual yield, or (ii) neither the aggregate issue price nor the aggregate face amount of the issuer’s debt obligations held by CubeSmart exceeds $1 million and no more than 12 months of unaccrued interest on the debt obligations can be required to be prepaid; and (2) a contingency relating to the time or amount of payment upon a default or prepayment of a debt obligation, as long as the contingency is consistent with customary commercial practice.

•                                          Any loan to an individual or an estate.

•                                          Any “section 467 rental agreement,” other than an agreement with a related party tenant.

•                                          Any obligation to pay “rents from real property.”

•                                          Certain securities issued by governmental entities.

•                                          Any security issued by a REIT.

•                                          Any debt instrument issued by an entity treated as a partnership for federal income tax purposes in which CubeSmart is a partner to the extent of CubeSmart’s proportionate interest in the debt and equity securities of the partnership.

•                                          Any debt instrument issued by an entity treated as a partnership for federal income tax purposes not described in the preceding bullet points if at least 75% of the partnership’s gross income, excluding income from prohibited transactions, is qualifying income for purposes of the 75% gross income test described above in “Requirements for Qualification—Gross Income Tests.”

For purposes of the 10% value test, its proportionate share of the assets of a partnership is its proportionate interest in any securities issued by the partnership, without regard to the securities described in the last two bullet points above.

Failure to Satisfy Asset Tests. CubeSmart will monitor the status of its assets for purposes of the various asset tests and will manage its portfolio in order to comply at all times with such tests. If CubeSmart fails to satisfy the asset tests at the end of a calendar quarter, it would not lose its REIT status if:

•                                          CubeSmart satisfied the asset tests at the end of the preceding calendar quarter; and

•                                          the discrepancy between the value of its assets and the asset test requirements arose from changes in the market values of its assets and was not wholly or partly caused by the acquisition of one or more non-qualifying assets.

If the failure to satisfy the asset tests results from an acquisition of securities or other property during a quarter, the failure can be cured by disposition of sufficient nonqualifying assets within 30 days after the close of that quarter. CubeSmart intends to maintain adequate records of the value of its assets to ensure compliance with the asset tests, and to take such other action within 30 days after the close of any quarter as may be required to cure any noncompliance. However, there can be no assurance that such other action will always be successful. If CubeSmart fails to cure any noncompliance with the asset tests within such time period, its status as a REIT would be lost.

In the event that, at the end of any calendar quarter, CubeSmart violates the 5% asset test, the 10% vote test or the 10% value test described above, CubeSmart will not lose its REIT status if (i) the failure is de minimis (up to the lesser of 1% of its assets or $10 million) and (ii) CubeSmart disposes of assets or otherwise complies with the asset tests within six months after the last day of the quarter in which it identifies such failure. In the event the failure to meet the asset test is more than de minimis, CubeSmart will not lose its REIT status if (i) the failure was due to reasonable cause and not to willful neglect, (ii) CubeSmart files a description of each asset causing the failure with the IRS, (iii) CubeSmart disposes of assets or otherwise complies with the asset tests within six months after the last day of the quarter in which CubeSmart identifies the failure, and (iv) CubeSmart pays a tax equal to the greater of $50,000 or 35% of the net income from the nonqualifying assets during the period in which it failed to satisfy the asset tests.

Annual Distribution Requirements. Each taxable year, CubeSmart must distribute dividends, other than capital gain dividends and deemed distributions of retained capital gain, to its shareholders in an aggregate amount not less than the sum of

•                                          90% of its “REIT taxable income,” computed without regard to the dividends paid deduction and its net capital gain or loss, and

•                                          90% of its after-tax net income, if any, from foreclosure property, minus

•                                          the sum of certain items of non-cash income.

Generally, CubeSmart must pay such distributions in the taxable year to which they relate, or in the following taxable year if either (a) CubeSmart declares the distribution before it timely files its federal income tax return for the year and pays the distribution on or before the first regular dividend payment date after such declaration or (b) CubeSmart declares the distribution in October, November, or December of the taxable year, payable to shareholders of record on a specified day in any such month, and CubeSmart actually pays the dividend before the end of January of the following year. In both instances, these distributions relate to its prior taxable year for purposes of the 90% distribution requirement.

In order for distributions to be counted towards CubeSmart’s distribution requirement, and to provide a tax deduction to CubeSmart, they must not be “preferential dividends.” A dividend is not a preferential dividend if it is pro rata among all outstanding shares within a particular class, and is in accordance with the preferences among the different classes of shares as set forth in CubeSmart’s organizational documents.

To the extent that CubeSmart distributes at least 90%, but less than 100%, of its net taxable income, CubeSmart will be subject to tax at ordinary corporate tax rates on the retained portion. In addition, CubeSmart may elect to retain, rather than distribute, its net long-term capital gains and pay tax on such gains. In this case, CubeSmart would elect to have its shareholders include their proportionate share of such undistributed long-term capital gains in their income and receive a corresponding credit for their proportionate share of the tax paid by us. CubeSmart’s shareholders would then increase their adjusted basis in their CubeSmart shares by the difference between the amount included in their long-term capital gains and the tax deemed paid with respect to their shares.

If CubeSmart fails to distribute during a calendar year, or by the end of January of the following calendar year in the case of distributions with declaration and record dates falling in the last three months of the calendar year, at least the sum of:

•                                          85% of its REIT ordinary income for the year,

•                                          95% of its REIT capital gain income for the year, and

•                                          any undistributed taxable income from prior periods, CubeSmart will incur a 4% nondeductible excise tax on the excess of such required distribution over the amounts CubeSmart actually distributed. If CubeSmart so elects, it will be treated as having distributed any such retained amount for purposes of the 4% nondeductible excise tax described above.

It is possible that, from time to time, CubeSmart may experience timing differences between the actual receipt of income and actual payment of deductible expenses and the inclusion of that income and deduction of such expenses in arriving at its REIT taxable income. For example, because CubeSmart may deduct capital losses only to the extent of its capital gains, its REIT taxable income may exceed its economic income. Further, it is possible that, from time to time, CubeSmart may be allocated a share of net capital gain from a partnership in which CubeSmart owns an interest attributable to the sale of depreciated property that exceeds its allocable share of cash attributable to that sale. Although several types of non-cash income are excluded in determining the annual distribution requirement, CubeSmart will incur corporate income tax and the 4% nondeductible excise tax with respect to those non-cash income items if CubeSmart does not distribute those items on a current basis. As a result of the foregoing, CubeSmart may have less cash than is necessary to distribute all of its taxable income and thereby avoid corporate income tax and the 4% nondeductible excise tax imposed on certain undistributed income. In such a situation, CubeSmart may issue additional common or preferred shares, CubeSmart may borrow or may cause the Operating Partnership to arrange for short-term or possibly long-term borrowing to permit the payment of required distributions, or CubeSmart may pay dividends in the form of taxable in-kind distributions of property, including potentially, its shares.

Under certain circumstances, CubeSmart may be able to correct a failure to meet the distribution requirement for a year by paying “deficiency dividends” to its shareholders in a later year. CubeSmart may include such deficiency dividends in its deduction for dividends paid for the earlier year. Although CubeSmart may be able to avoid income tax on amounts distributed as deficiency dividends, CubeSmart will be required to pay interest to the IRS based upon the amount of any deduction it takes for deficiency dividends.

Recordkeeping Requirements. CubeSmart must maintain certain records in order to qualify as a REIT. In addition, to avoid paying a penalty, CubeSmart must request on an annual basis information from its shareholders designed to disclose the actual ownership of its outstanding common shares and preferred shares.

Failure to Qualify

If CubeSmart were to fail to qualify as a REIT in any taxable year and no relief provision applied, CubeSmart would have the following consequences: CubeSmart would be subject to federal income tax and any applicable alternative minimum tax at regular corporate rates applicable to regular C corporations on its taxable income, determined without reduction for amounts distributed to shareholders. CubeSmart would not be required to make any distributions to shareholders. Unless CubeSmart qualified for relief under specific statutory provisions, it would not be permitted to elect taxation as a REIT for the four taxable years following the year during which CubeSmart ceased to qualify as a REIT.

If CubeSmart fails to satisfy one or more requirements for REIT qualification, other than the gross income tests and the asset tests, CubeSmart could avoid disqualification if its failure is due to reasonable cause and not to willful neglect and CubeSmart pays a penalty of $50,000 for each such failure. In addition, there are relief provisions for a failure of the gross income tests and asset tests, as described in “Requirements for Qualification — Gross Income Tests” and “Requirements for Qualification — Asset Tests.” It is not possible to state whether in all circumstances CubeSmart would be entitled to such statutory relief.

State and Local Taxes

We may be subject to taxation by various states and localities, including those in which we transact business or own property. The state and local tax treatment in such jurisdictions may differ from the federal income tax treatment described above.

Tax Aspects of Investments in the Operating Partnership and Subsidiary Partnerships

The following discussion summarizes certain federal income tax considerations applicable to CubeSmart’s direct or indirect investment in its Operating Partnership and any subsidiary partnerships or limited liability companies we form or acquire that are treated as partnerships for federal income tax purposes, each individually referred to as a “Partnership” and, collectively, as “Partnerships.” The following discussion does not address state or local tax laws or any federal tax laws other than income tax laws.

Classification as Partnerships. CubeSmart is required to include in its income its distributive share of each Partnership’s income and to deduct its distributive share of each Partnership’s losses but only if such Partnership is classified for federal income tax purposes as a partnership (or an entity that is disregarded for federal income tax purposes if the entity has only one owner or member), rather than as a corporation or an association taxable as a corporation.

An organization with at least two owners or members will be classified as a partnership, rather than as a corporation, for federal income tax purposes if it:

•                                          is treated as a partnership under the Treasury regulations relating to entity classification (the “check-the-box regulations”); and

•                                          is not a “publicly traded” partnership.

Under the check-the-box regulations, an unincorporated domestic entity with at least two owners or members may elect to be classified either as an association taxable as a corporation or as a partnership. If such an entity does not make an election, it generally will be treated as a partnership for federal income tax purposes. We intend that each Partnership will be classified as a partnership for federal income tax purposes (or else a disregarded entity where there are not at least two separate beneficial owners).

A publicly traded partnership is a partnership whose interests are traded on an established securities market or are readily tradable on a secondary market (or a substantial equivalent). A publicly traded partnership is generally treated as a corporation for federal income tax purposes, but will not be so treated if, for each taxable year beginning after December 31, 1987 in which it was classified as a publicly traded partnership, at least 90% of the partnership’s gross income consisted of specified passive income, including real property rents (which includes rents that would be qualifying income for purposes of the 75% gross income test, with certain modifications that make it easier for the rents to qualify for the 90% passive income exception), gains from the sale or other disposition of real property, interest, and dividends (the “90% passive income exception”).

Treasury regulations, referred to as PTP regulations, provide limited safe harbors from treatment as a publicly traded partnership. Pursuant to one of those safe harbors (the “private placement exclusion”), interests in a partnership will not be treated as readily tradable on a secondary market or the substantial equivalent thereof if (1) all interests in the partnership were issued in a transaction or transactions that were not required to be registered under the Securities Act of 1933, as amended, and (2) the partnership does not have more than 100 partners at any time during the partnership’s taxable year. For the determination of the number of partners in a partnership, a person owning an interest in a partnership, grantor trust, or S corporation that owns an interest in the partnership is treated as a partner in the partnership only if (1) substantially all of the value of the owner’s interest in the entity is attributable to the entity’s direct or indirect interest in the partnership and (2) a principal purpose of the use of the entity is to permit the partnership to satisfy the 100-partner limitation. CubeSmart believes that each Partnership should qualify for the private placement exclusion.

We have not requested, and do not intend to request, a ruling from the IRS that the Partnerships will be classified as partnerships (or disregarded entities, if the entity has only one owner or member) for federal income tax purposes. If for any reason a Partnership were taxable as a corporation, rather than as a partnership, for federal income tax purposes, CubeSmart may not be able to qualify as a REIT, unless it qualifies for certain relief provisions. See “Requirements for Qualification — Gross Income Tests” and “Requirements for Qualification — Asset Tests.” In addition, any change in a Partnership’s status for tax purposes might be treated as a taxable event, in which case CubeSmart might incur tax liability without any related cash distribution. See “Requirements for Qualification — Annual Distribution Requirements.” Further, items of income and deduction of such Partnership would not pass through to its partners, and its partners would be treated as shareholders for tax purposes. Consequently, such Partnership would be required to pay income tax at corporate rates on its net income, and distributions to its partners would constitute dividends that would not be deductible in computing such Partnership’s taxable income.

Partners, Not the Partnerships, Subject to Tax. A partnership is not a taxable entity for federal income tax purposes. CubeSmart will therefore take into account its allocable share of each Partnership’s income, gains, losses, deductions, and credits for each taxable year of the Partnership ending with or within CubeSmart’s taxable year, even if CubeSmart receives no distribution from the Partnership for that year or a distribution less than CubeSmart’s share of taxable income. Similarly, even if CubeSmart receives a distribution, CubeSmart may not be taxable if the distribution does not exceed its adjusted tax basis in its interest in the Partnership.

Partnership Allocations. Although a partnership agreement generally will determine the allocation of income and losses among partners, allocations will be disregarded for tax purposes if they do not comply with the provisions of the federal income tax laws governing partnership allocations. If an allocation is not recognized for federal income tax purposes, the item subject to the allocation will be reallocated in accordance with the partners’ interests in the partnership, which will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partners with respect to such item.

Tax Allocations With Respect to Contributed Properties. Income, gain, loss, and deduction attributable to (a) appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership or (b) property revalued on the books of a partnership must be allocated in a manner such that the contributing partner is charged with, or benefits from, respectively, the unrealized gain or unrealized loss associated with the property at the time of the contribution. The amount of such unrealized gain or unrealized loss, referred to as “built-in gain” or “built-in loss,” is generally equal to the difference between the fair market value of the contributed or revalued property at the time of contribution or revaluation and the adjusted tax basis of such property at that time, referred to as a book-tax difference. Such allocations are solely for federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners. The U.S. Treasury Department has issued regulations requiring partnerships to use a “reasonable method” for allocating items with respect to which there is a book-tax difference and outlining several reasonable allocation methods. Unless we, as general partner, select a different method, the Operating Partnership will use the traditional method for allocating items with respect to which there is a book-tax difference. Depending upon the method chosen, (1) CubeSmart’s tax depreciation deductions attributable to those properties may be lower than they would have been if the partnership had acquired those properties for cash and (2) in the event of a sale of such properties, CubeSmart could be allocated gain in excess of its corresponding economic or book gain. These allocations may cause CubeSmart to recognize taxable income in excess of cash proceeds received by us, which might adversely affect CubeSmart’s ability to comply with the REIT distribution requirements or result in CubeSmart’s shareholders recognizing additional dividend income without an increase in distributions.

Depreciation. Some assets in our Partnerships include appreciated property contributed by its partners. Assets contributed to a Partnership in a tax-free transaction generally retain the same depreciation method and recovery period as they had in the hands of the partner who contributed them to the partnership. Accordingly, the Partnership’s depreciation deductions for such contributed real property are based on the historic tax depreciation schedules for the properties prior to their contribution to the Operating Partnership.

Basis in Partnership Interest. CubeSmart’s adjusted tax basis in any partnership interest it owns generally will be:

•                                          the amount of cash and the basis of any other property it contributes to the partnership;

•                                          increased by its allocable share of the partnership’s income (including tax-exempt income) and its allocable share of indebtedness of the partnership; and

•                                          reduced, but not below zero, by its allocable share of the partnership’s loss (excluding any non-deductible items), the amount of cash and the basis of property distributed to CubeSmart, and constructive distributions resulting from a reduction in its share of indebtedness of the partnership.

Loss allocated to CubeSmart in excess of its basis in a partnership interest will not be taken into account until CubeSmart again has basis sufficient to absorb the loss. A reduction of CubeSmart’s share of partnership indebtedness will be treated as a constructive cash distribution to CubeSmart, and will reduce its adjusted tax basis in the partnership. Distributions, including constructive distributions, in excess of the basis of CubeSmart’s partnership interest will constitute taxable income to CubeSmart. Such distributions and constructive distributions normally will be characterized as long-term capital gain.

Sale of a Partnership’s Property. Generally, any gain realized by a Partnership on the sale of property held for more than one year will be long-term capital gain, except for any portion of the gain treated as depreciation or cost recovery recapture. Any gain or loss recognized by a Partnership on the disposition of contributed or revalued properties will be allocated first to the partners who contributed the properties or who were partners at the time of revaluation, to the extent of their built-in gain or loss on those properties for federal income tax purposes. The partners’ built-in gain or loss on contributed or revalued properties is the difference between the partners’ proportionate share of the book value of those properties and the partners’ tax basis allocable to those properties at the time of the contribution or revaluation. Any remaining gain or loss recognized by the Partnership on the disposition of contributed or revalued properties, and any gain or loss recognized by the Partnership on the disposition of other properties, will be allocated among the partners in accordance with their percentage interests in the Partnership.

CubeSmart’s share of any Partnership gain from the sale of inventory or other property held primarily for sale to customers in the ordinary course of the Partnership’s trade or business will be treated as income from a prohibited transaction subject to a 100% tax. Income from a prohibited transaction may have an adverse effect on CubeSmart’s ability to satisfy the gross income tests for REIT status. See “Requirements for Qualification — Gross Income Tests.” CubeSmart does not presently intend to acquire or hold, or to allow any Partnership to acquire or hold, any property that is likely to be treated as inventory or property held primarily for sale to customers in the ordinary course of CubeSmart’s, or the Partnership’s, trade or business.

Taxation of Shareholders

Taxation of Taxable U.S. Shareholders

The term “U.S. shareholder” means a holder of CubeSmart common shares or preferred shares that, for U.S. federal income tax purposes, is:

•                                          a citizen or resident of the United States;

•                                          a corporation (including an entity treated as a corporation for federal income tax purposes) created or organized under the laws of the United States, any of its states or the District of Columbia;

•                                          an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•                                          any trust if (1) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) it has a valid election in place to be treated as a U.S. person.

If a partnership, entity or arrangement treated as a partnership for federal income tax purposes holds CubeSmart common shares or preferred shares, the federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. If you are a partner in a partnership holding CubeSmart common shares or preferred shares, you should consult your tax advisor regarding the consequences of the ownership and disposition of CubeSmart common shares or preferred shares by the partnership.

Taxation of U.S. Shareholders on Distributions. As long as CubeSmart qualifies as a REIT, a taxable U.S. shareholder will be required to take into account as ordinary income distributions made out of CubeSmart’s current or accumulated earnings and profits that CubeSmart does not designate as capital gain dividends or retained long-term capital gain. A U.S. shareholder will not qualify for the dividends-received deduction generally available to corporations. Dividends paid to a U.S. shareholder generally will not qualify for the preferential tax rate for “qualified dividend income” (20% maximum rate). Qualified dividend income generally includes dividends paid by domestic C corporations and certain qualified foreign corporations to most noncorporate U.S. shareholders. Because a REIT is not generally subject to federal income tax on the portion of its REIT taxable income distributed to its shareholders, CubeSmart’s dividends generally will not be eligible for the preferential tax rate on qualified dividend income. As a result, CubeSmart’s ordinary REIT dividends will be taxed at the higher rate applicable to ordinary income. Currently, the highest marginal individual income tax rate on ordinary income is 39.6%. However, the preferential tax rate for qualified dividend income will apply to CubeSmart’s ordinary REIT dividends, if any, that are (i) attributable to dividends received by CubeSmart from non-REIT corporations, such as our taxable REIT subsidiaries, and (ii) attributable to income upon which CubeSmart has paid corporate income tax (e.g., to the extent that CubeSmart distributes less than 100% of CubeSmart’s taxable income). In general, to qualify for the preferential tax rate on qualified dividend income, a U.S. shareholder must hold CubeSmart common shares or preferred shares for more than 60 days during the 121-day period beginning on the date that is 60 days before the date on which the common shares or preferred shares become ex-dividend.

With respect to common shares, CubeSmart may distribute taxable dividends that are payable partly in cash and partly in CubeSmart common shares. Taxable U.S. shareholders receiving such dividends will be required to include the full amount of the dividends as ordinary income to the extent of CubeSmart’s current and accumulated earnings and profits.

Any distribution CubeSmart declares in October, November, or December of any year that is payable to a U.S. shareholder of record on a specified date in any of those months will be treated as paid by CubeSmart and received by the U.S. shareholder on December 31 of the year, provided CubeSmart actually pays the distribution during January of the following calendar year.

Distributions to a U.S. shareholder which CubeSmart designates as capital gain dividends will generally be treated as long-term capital gain, without regard to the period for which the U.S. shareholder has held its common shares or preferred shares. In general, U.S. shareholders will be taxable on long term capital gains at a maximum rate of 20%, except that the portion of such gain that is attributable to depreciation recapture will be taxable at the maximum rate of 25%.  A corporate U.S. shareholder, however, may be required to treat up to 20% of certain capital gain dividends as ordinary income.

CubeSmart may elect to retain and pay income tax on the net long-term capital gain that CubeSmart receives in a taxable year. In that case, a U.S. shareholder would be taxed on its proportionate share of CubeSmart’s undistributed long-term capital gain. The U.S. shareholder would receive a credit or refund for its proportionate share of the tax CubeSmart paid. The U.S. shareholder would increase the basis in its common shares or preferred shares by the amount of its proportionate share of CubeSmart’s undistributed long-term capital gain, minus its share of the tax CubeSmart paid.

A U.S. shareholder will not incur tax on a distribution in excess of CubeSmart’s current and accumulated earnings and profits if the distribution does not exceed the adjusted basis of the U.S. shareholder’s common shares or preferred shares. Instead, the distribution will reduce the adjusted basis of the shares, and any amount in excess of both CubeSmart’s current and accumulated earnings and profits and the adjusted basis will be treated as capital gain, long-term if the shares have been held for more than one year, provided the shares are a capital asset in the hands of the U.S. shareholder.

Shareholders may not include in their individual income tax returns any of CubeSmart’s net operating losses or capital losses. Instead, these losses are generally carried over by CubeSmart for potential offset against CubeSmart’s future income. Taxable distributions from CubeSmart and gain from the disposition of common shares or preferred shares will not be treated as passive activity income; and, therefore, shareholders generally will not be able to apply any “passive activity losses,” such as losses from certain types of limited partnerships in which the shareholder is a limited partner, against such income. In addition, taxable distributions from CubeSmart and gain from the disposition of common shares or preferred shares generally will be treated as investment income for purposes of the investment interest limitations. CubeSmart will notify shareholders after the close of its taxable year as to the portions of the distributions attributable to that year that constitute ordinary income, return of capital, and capital gain.

Taxation of U.S. Shareholders on the Disposition of Common and Preferred Shares.

In general, a U.S. shareholder who is not a dealer in securities must treat any gain or loss realized upon a taxable disposition of CubeSmart’s common or preferred shares as long-term capital gain or loss if the U.S. shareholder has held the shares for more than one year, and otherwise as short-term capital gain or loss. In general, a U.S. shareholder will realize gain or loss in an amount equal to the difference between the sum of the fair market value of any property and the amount of cash received in such disposition and the U.S. shareholder’s adjusted tax basis. A U.S. shareholder’s adjusted tax basis generally will equal the U.S. shareholder’s acquisition cost, increased by the excess of net capital gains deemed distributed to the U.S. shareholder less tax deemed paid by it and reduced by any returns of capital. However, a U.S. shareholder must treat any loss upon a sale or exchange of common or preferred shares held by such shareholder for six months or less as a long-term capital loss to the extent of capital gain dividends and any actual or deemed distributions from CubeSmart that such U.S. shareholder treats as long-term capital gain. All or a portion of any loss that a U.S. shareholder realizes upon a taxable disposition of common or preferred shares may be disallowed if the U.S. shareholder purchases other common shares or preferred shares within 30 days before or after the disposition.

If a U.S. shareholder recognizes a loss upon a subsequent disposition of CubeSmart shares in an amount that exceeds a prescribed threshold, it is possible that the provisions of Treasury Regulations involving “reportable transactions” could apply, with a resulting requirement to separately disclose the loss generating transactions to the IRS. While these regulations are directed towards “tax shelters,” they are written broadly, and apply to transactions that would not typically be considered tax shelters. Significant penalties apply for failure to comply with these requirements. You should consult your tax advisors concerning any possible disclosure obligation with respect to the receipt or disposition of CubeSmart shares, or transactions that might be undertaken directly or indirectly by us. Moreover, you should be aware that CubeSmart and other participants in transactions involving CubeSmart (including our advisors) might be subject to disclosure or other requirements pursuant to these regulations.

The tax-rate differential between capital gain and ordinary income for non-corporate taxpayers may be significant. A taxpayer generally must hold a capital asset for more than one year for gain or loss derived from its sale or exchange to be treated as long-term capital gain or loss. The highest marginal individual income tax rate is currently 39.6%. The maximum tax rate on long-term capital gain applicable to U.S. shareholders taxed at individual rates is 20%. The maximum tax rate on long-term capital gain from the sale or exchange of “section 1250 property” (i.e., generally, depreciable real property) is 25% to the extent the gain would have been treated as ordinary income if the property were “section 1245 property” (i.e., generally, depreciable personal property). CubeSmart generally may designate whether a distribution CubeSmart designates as capital gain dividends (and any retained capital gain that CubeSmart is deemed to distribute) is taxable to non-corporate shareholders at a 20% or 25% rate. The characterization of income as capital gain or ordinary income may affect the deductibility of capital losses. A non-corporate taxpayer may deduct capital losses not offset by capital gains against its ordinary income only up to a maximum of $3,000 annually. A non-corporate taxpayer may carry unused capital losses forward indefinitely. A corporate taxpayer must pay tax on its net capital gain at corporate ordinary-income rates. A corporate taxpayer may deduct capital losses only to the extent of capital gains, with unused losses carried back three years and forward five years.

Redemption of Preferred Shares

Whenever we redeem any preferred shares, the treatment accorded to any redemption by us for cash (as distinguished from a sale, exchange or other disposition) of our preferred shares to a U.S. shareholder of such preferred shares can only be determined on the basis of the particular facts as to each holder at the time of redemption. In general, a U.S. shareholder of our preferred shares will recognize capital gain or loss measured by the difference between the amount received by the holder of such shares upon the redemption and such holder’s adjusted tax basis in the preferred shares redeemed (provided the preferred shares are held as a capital asset) if such redemption (i) results in a “complete termination” of the holder’s interest in all classes of our shares under Section 302(b)(3) of the Code, or (ii) is “not essentially equivalent to a dividend” with respect to the holder of the preferred shares under Section 302(b)(1) of the Code. In applying these tests, there must be taken into account not only the preferred shares being redeemed, but also such holder’s ownership of other classes and series of our shares and any options (including stock purchase rights) to acquire any of the foregoing. The U.S. shareholder of our preferred shares also must take into account any such securities (including options) which are considered to be owned by such holder by reason of the constructive ownership rules set forth in Sections 318 and 302(c) of the Code.

If the U.S. shareholder of preferred shares owns (actually or constructively) none of our voting shares, or owns an insubstantial amount of our voting shares, based upon current law, it is probable that the redemption of preferred shares from such a holder would be considered to be “not essentially equivalent to a dividend.” However, whether a distribution is “not essentially equivalent to a dividend” depends on all of the facts and circumstances, and a U.S. shareholder of our preferred shares intending to rely on any of the tests in this or the preceding paragraph at the time of redemption should consult its tax advisor to determine their application to its particular situation. If the redemption does not meet any of the tests under Section 302 of the Code, then the redemption proceeds received from our preferred shares will be treated as a distribution on our shares as described under “Taxation of U.S. Shareholders — Taxation of Taxable U.S. Shareholders — Taxation of U.S. Shareholders on Distributions.” If the redemption of a holder’s preferred shares is taxed as a dividend, the adjusted basis of such holder’s redeemed preferred shares will be transferred to any other shares held by the holder.

If the holder owns no other shares, under certain circumstances, such basis may be transferred to a related person, or it may be lost entirely.

With respect to a redemption of our preferred shares that is treated as a distribution with respect to our shares, which is not otherwise taxable as a dividend, the IRS has proposed Treasury regulations that would require any basis reduction associated with such a redemption to be applied on a share-by-share basis which could result in taxable gain with respect to some shares, even though the holder’s aggregate basis for the shares would be sufficient to absorb the entire amount of the redemption distribution (in excess of any amount of such distribution treated as a dividend). Additionally, these proposed Treasury regulations would not permit the transfer of basis in the redeemed shares of the preferred shares to the remaining shares held (directly or indirectly) by the redeemed holder. Instead, the unrecovered basis in our preferred shares would be treated as a deferred loss to be recognized when certain conditions are satisfied. These proposed Treasury regulations would be effective for transactions that occur after the date the regulations are published as final Treasury regulations. There can, however, be no assurance as to whether, when, and in what particular form such proposed Treasury regulations will ultimately be finalized.

Conversion of Our Preferred Shares into Common Shares.

Except as provided below, a U.S. shareholder generally will not recognize gain or loss upon the conversion of our preferred shares into our common shares. Except as provided below, a U.S. shareholder’s basis and holding period in the common shares received upon conversion generally will be the same as those of the converted preferred shares (but the basis will be reduced by the portion of adjusted tax basis allocated to any fractional common share exchanged for cash). Any common shares received in a conversion that is attributable to accumulated and unpaid dividends on the converted preferred shares will be treated as a distribution on our shares as described above in “Taxation of U.S. Shareholders — Taxation of Taxable U.S. Shareholders — Taxation of U.S. Shareholders on Distributions.” Cash received upon conversion in lieu of a fractional common share generally will be treated as a payment in a taxable exchange for such fractional common share, and gain or loss will be recognized on the receipt of cash in an amount equal to the difference between the amount of cash received and the adjusted tax basis allocable to the fractional common share deemed exchanged. This gain or loss will be long-term capital gain or loss if the U.S. shareholder has held the preferred shares for more than one year. See “— Taxation of U.S. Shareholders — Taxation of Taxable U.S. Shareholders — Taxation of U.S. Shareholders on the Disposition of Common and Preferred Shares.” U.S. shareholders should consult with their tax advisor regarding the U.S. federal income tax consequences of any transaction by which such holder exchanges common shares received on a conversion of preferred shares for cash or other property.

Information Reporting Requirements and Backup Withholding.

CubeSmart will report to its shareholders and to the IRS the amount of distributions CubeSmart pays during each calendar year and the amount of tax it withholds, if any. A shareholder may be subject to backup withholding at a rate of up to 28% with respect to distributions unless the holder:

•                                          is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact; or

•                                          provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with the applicable requirements of the backup withholding rules.

A shareholder who does not provide CubeSmart with its correct taxpayer identification number also may be subject to penalties imposed by the IRS. In addition, CubeSmart may be required to withhold a portion of capital gain distributions to any shareholders who fail to certify their non-foreign status to CubeSmart. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against the shareholder’s income tax liability, provided the required information is furnished to the IRS.

Taxation of Tax-Exempt Shareholders

Tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts and annuities, generally are exempt from federal income taxation. However, they are subject to taxation on their “unrelated business taxable income.” While many investments in real estate generate unrelated business taxable income, the IRS has issued a ruling that dividend distributions from a REIT to an exempt employee pension trust do not constitute unrelated business taxable income so long as the exempt employee pension trust does not otherwise use the shares of the REIT in an unrelated trade or business of the pension trust. Based on that ruling, amounts CubeSmart distributes to tax-exempt shareholders generally should not constitute unrelated business taxable income. However, if a tax-exempt shareholder were to finance its acquisition of common shares or preferred shares with debt, a portion of the income it received from CubeSmart would constitute unrelated business taxable income pursuant to the “debt-financed property” rules. Furthermore, social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans that are exempt from taxation under special provisions of the federal income tax laws are subject to different unrelated business taxable income rules, which generally will require them to characterize distributions they receive from CubeSmart as unrelated business taxable income.

In certain circumstances, a qualified employee pension or profit-sharing trust that owns more than 10% of CubeSmart’s shares of beneficial interest (by value) must treat a percentage of the dividends it receives from CubeSmart as unrelated business taxable income. Such percentage is equal to the gross income CubeSmart derives from an unrelated trade or business, determined as if CubeSmart were a pension trust, divided by its total gross income for the year in which it pays the dividends. This rule applies to a pension trust holding more than 10% of CubeSmart shares only if:

•                                          the percentage of CubeSmart’s dividends which the tax-exempt trust must treat as unrelated business taxable income is at least 5%;

•                                          CubeSmart is a “pension-held REIT, that is, CubeSmart qualifies as a REIT by reason of the modification of the rule requiring that no more than 50% of CubeSmart’s shares of beneficial interest be owned by five or fewer individuals that allows the beneficiaries of the pension trust to be treated as holding CubeSmart’s shares in proportion to their actuarial interests in the pension trust; and either: (i) one pension trust owns more than 25% of the value of CubeSmart’s shares of beneficial interest; or (ii) one or more pension trusts each individually holding more than 10% of the value of CubeSmart’s shares of beneficial interest collectively owns more than 50% of the value of CubeSmart’s shares of beneficial interest.

Certain restrictions on ownership and transfer of CubeSmart’s shares should generally prevent a tax-exempt entity from owning more than 10% of the value of its shares, or CubeSmart from becoming a pension-held REIT.

Tax-exempt U.S. shareholders are urged to consult their tax advisor regarding the U.S. federal, state, local and foreign tax consequences of the acquisition, ownership and disposition of CubeSmart shares.

Taxation of Non-U.S. Shareholders

The term “non-U.S. shareholder” means a holder of CubeSmart common shares or preferred shares that is not a U.S. shareholder or a partnership (or an entity treated as a partnership for federal income tax purposes). The rules governing U.S. federal income taxation of non-U.S. shareholders are complex. This section is only a summary of such rules. We urge non-U.S. shareholders to consult their own tax advisors to determine the impact of federal, state, local and foreign income tax laws on ownership of common shares or preferred shares, including any reporting requirements.

Taxation of Distributions. A non-U.S. shareholder that receives a distribution which is not attributable to gain from CubeSmart’s sale or exchange of a “United States real property interest” (“USRPI”) (discussed below) and that CubeSmart does not designate a capital gain dividend or retained capital gain will recognize ordinary income to the extent that CubeSmart pays such distribution out of CubeSmart’s current or accumulated earnings and profits.

A withholding tax equal to 30% of the gross amount of the distribution ordinarily will apply unless an applicable tax treaty reduces or eliminates the tax. However, a non-U.S. shareholder generally will be subject to federal income tax at graduated rates on any distribution treated as effectively connected with the non-U.S. shareholder’s conduct of a U.S. trade or business, in the same manner as U.S. shareholders are taxed on distributions. A corporate non-U.S. shareholder may, in addition, be subject to the 30% branch profits tax with respect to that distribution. CubeSmart plans to withhold U.S. income tax at the rate of 30% on the gross amount of any distribution paid to a non-U.S. shareholder unless either:

•                                          a lower treaty rate applies and the non-U.S. shareholder files an IRS Form W-8BEN evidencing eligibility for that reduced rate with us; or

•                                          the non-U.S. shareholder files an IRS Form W-8ECI with CubeSmart claiming that the distribution is effectively connected income.

A non-U.S. shareholder will not incur tax on a distribution in excess of CubeSmart’s current and accumulated earnings and profits if the excess portion of such distribution does not exceed the adjusted basis of its common shares or preferred shares. Instead, the excess portion of the distribution will reduce the adjusted basis of such shares. A non-U.S. shareholder will be subject to tax on a distribution that exceeds both CubeSmart’s current and accumulated earnings and profits and the adjusted basis of its shares, if the non-U.S. shareholder otherwise would be subject to tax on gain from the sale or disposition of common shares or preferred shares, as described below. Because CubeSmart generally cannot determine at the time CubeSmart makes a distribution whether the distribution will exceed CubeSmart’s current and accumulated earnings and profits, CubeSmart normally will withhold tax on the entire amount of any distribution at the same rate as CubeSmart would withhold on a dividend. However, a non-U.S. shareholder may obtain a refund of amounts CubeSmart withholds if CubeSmart later determines that a distribution in fact exceeded CubeSmart’s current and accumulated earnings and profits.

CubeSmart may be required to withhold 10% of any distribution that exceeds CubeSmart’s current and accumulated earnings and profits. Consequently, although CubeSmart intends to withhold at a rate of 30% on the entire amount of any distribution, to the extent CubeSmart does not do so, CubeSmart may withhold at a rate of 10% on any portion of a distribution not subject to withholding at a rate of 30%.

For any year in which CubeSmart qualifies as a REIT, except as discussed below with respect to 5% or less holders of regularly traded classes of shares, a non-U.S. shareholder will incur tax on distributions attributable to gain from CubeSmart’s sale or exchange of a USRPI under the Foreign Investment in Real Property Tax Act of 1980, or “FIRPTA.” A USRPI includes certain interests in real property and shares in corporations at least 50% of whose assets consist of interests in real property. Under FIRPTA, a non-U.S. shareholder is taxed on distributions attributable to gain from sales of USRPIs as if the gain were effectively connected with the conduct of a U.S. business of the non-U.S. shareholder. A non-U.S. shareholder would be taxed on such a distribution at the normal capital gain rates applicable to U.S. shareholders, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of a nonresident alien individual. A non-U.S. corporate shareholder not entitled to treaty relief or exemption also may be subject to the 30% branch profits tax on such a distribution. CubeSmart must withhold 35% of any distribution that CubeSmart could designate as a capital gain dividend. A non-U.S. shareholder may receive a credit against its tax liability for the amount CubeSmart withholds.

However, distributions attributable to gain from sales or exchanges by CubeSmart of USRPIs are treated as ordinary dividends (not subject to the 35% withholding tax under FIRPTA) if the distribution is made to a non-U.S. shareholder with respect to any class of shares which is “regularly traded” on an established securities market located in the United States and if the non-U.S. shareholder did not own more than 5% of such class of shares at any time during the taxable year.  Such distributions will generally be subject to a 30% U.S. withholding tax (subject to reduction under applicable treaty) and a non-U.S. shareholder will not be required to report the distribution on a U.S. tax return.  In addition, the branch profits tax will not apply to such distributions.

Taxation of Disposition of Shares. A non-U.S. shareholder generally will not incur tax under FIRPTA with respect to gain on a sale of common shares or preferred shares as long as CubeSmart is a “domestically-controlled REIT,” which means that at all times non-U.S. persons hold, directly or indirectly, less than 50% in value of all outstanding CubeSmart shares.

CubeSmart cannot assure you that this test will be met. Further, even if CubeSmart is a domestically controlled REIT, pursuant to “wash sale” rules under FIRPTA, a non-U.S. shareholder may incur tax under FIRPTA. The “wash sale” rule applies to the extent such non-U.S. shareholder disposes of CubeSmart shares during the 30-day period preceding a dividend payment, and such non-U.S. shareholder (or a person related to such non-U.S. shareholder) acquires or enters into a contract or option to acquire CubeSmart common shares or preferred shares within 61 days of the 1st day of the 30 day period described above, and any portion of such dividend payment would, but for the disposition, be treated as a USRPI capital gain to such non-U.S. shareholder, then such non-U.S. shareholder shall be treated as having USRPI capital gain in an amount that, but for the disposition, would have been treated as USRPI capital gain.

In addition, a non-U.S. shareholder that owned, actually or constructively, 5% or less of the outstanding common shares or preferred shares at all times during a specified testing period will not incur tax under FIRPTA on gain from a sale of such common shares or preferred shares if such shares are “regularly traded” on an established securities market. Because CubeSmart’s common shares and preferred shares are “regularly traded” on an established securities market, CubeSmart expects that a non-U.S. shareholder generally will not incur tax under FIRPTA on gain from a sale of common shares or preferred shares unless it owns or has owned more than 5% of such common shares or preferred shares at any time during the five year period to such sale. Any gain subject to tax under FIRPTA will be treated in the same manner as it would be in the hands of U.S. shareholders, subject to alternative minimum tax, but under a special alternative minimum tax in the case of nonresident alien individuals, and the purchaser of the shares could be required to withhold 10% of the purchase price and remit such amount to the IRS.

A non-U.S. shareholder generally will incur tax on gain not subject to FIRPTA if:

•                                          the gain is effectively connected with the conduct of the non-U.S. shareholder’s U.S. trade or business, in which case the non-U.S. shareholder will be subject to the same treatment as U.S. shareholders with respect to the gain; or

•                                          the non-U.S. shareholder is a nonresident alien individual who was present in the U.S. for 183 days or more during the taxable year and has a “tax home” in the United States, in which case the non-U.S. shareholder will incur a 30% tax on capital gains.

Redemptions of Our Preferred Shares. Whenever we redeem any preferred shares, the treatment accorded to any redemption by us for cash (as distinguished from a sale, exchange or other disposition) of our preferred shares to a non-U.S. shareholder of such preferred shares can only be determined on the basis of the particular facts as to each holder at the time of redemption. In general, a non-U.S. shareholder of our preferred shares will recognize capital gain or loss measured by the difference between the amount received by the holder of such shares upon the redemption and such holder’s adjusted tax basis in the preferred shares redeemed (provided the preferred shares are held as a capital asset) if such redemption (i) results in a “complete termination” of the holder’s interest in all classes of our shares under Section 302(b)(3) of the Code, or (ii) is “not essentially equivalent to a dividend” with respect to the holder of the preferred shares under Section 302(b)(1) of the Code. In applying these tests, there must be taken into account not only the preferred shares being redeemed, but also such holder’s ownership of other classes and series of our shares and any options (including stock purchase rights) to acquire any of the foregoing. The non-U.S. shareholder of our preferred shares also must take into account any such securities (including options) which are considered to be owned by such holder by reason of the constructive ownership rules set forth in Sections 318 and 302(c) of the Code.

If the non-U.S. shareholder of preferred shares owns (actually or constructively) none of our voting shares, or owns an insubstantial amount of our voting shares, based upon current law, it is probable that the redemption of preferred shares from such a holder would be considered to be “not essentially equivalent to a dividend.” However, whether a distribution is “not essentially equivalent to a dividend” depends on all of the facts and circumstances, and a non-U.S. shareholder of our preferred shares intending to rely on any of the tests in this or the preceding paragraph at the time of redemption should consult its tax advisor to determine their application to its particular situation. If the redemption does not meet any of the tests under Section 302 of the Code, then the redemption proceeds received from our preferred shares will be treated as a distribution on our shares as described under “Taxation of Shareholders — Taxation of Non-U.S. Shareholders — Taxation of Distributions.”

If the redemption of a holder’s preferred shares is taxed as a dividend, the adjusted basis of such holder’s redeemed preferred shares will be transferred to any other shares held by the holder. If the holder owns no other shares, under certain circumstances, such basis may be transferred to a related person, or it may be lost entirely.

With respect to a redemption of our preferred shares that is treated as a distribution with respect to our shares, which is not otherwise taxable as a dividend, the IRS has proposed Treasury regulations that would require any basis reduction associated with such a redemption to be applied on a share-by-share basis which could result in taxable gain with respect to some shares, even though the holder’s aggregate basis for the shares would be sufficient to absorb the entire amount of the redemption distribution (in excess of any amount of such distribution treated as a dividend). Additionally, these proposed Treasury regulations would not permit the transfer of basis in the redeemed shares of the preferred shares to the remaining shares held (directly or indirectly) by the redeemed holder. Instead, the unrecovered basis in our preferred shares would be treated as a deferred loss to be recognized when certain conditions are satisfied. These proposed Treasury regulations would be effective for transactions that occur after the date the regulations are published as final Treasury regulations. There can, however, be no assurance as to whether, when, and in what particular form such proposed Treasury regulations will ultimately be finalized.

Conversion of Our Preferred Shares into Common Shares. Except as provided below, a non-U.S. shareholder generally will not recognize gain or loss upon the conversion of our preferred shares into our common shares, provided our preferred shares do not constitute a USRPI. Even if our preferred shares do constitute a USRPI, provided our common shares also constitute a USRPI, a non-U.S. shareholder generally will not recognize gain or loss upon a conversion of our preferred shares into our common shares provided certain reporting requirements are satisfied. Except as provided below, a non-U.S. shareholder’s basis and holding period in the common shares received upon conversion will be the same as those of the converted preferred shares (but the basis will be reduced by the portion of adjusted tax basis allocated to any fractional common share exchanged for cash). Any common shares received in a conversion that are attributable to accumulated and unpaid dividends on the converted preferred shares will be treated as a distribution on our shares as described under “— Taxation of Shareholders — Taxation of Non-U.S. Shareholders — Taxation of Distributions.” Cash received upon conversion in lieu of a fractional common share generally will be treated as a payment in a taxable exchange for such fractional common share as described under “— Taxation of Shareholders — Taxation of Non-U.S. Shareholders — Taxation of Disposition of Shares.” Non-U.S. shareholders should consult with their tax advisor regarding the U.S. federal income tax consequences of any transaction by which such holder exchanges common shares received on a conversion of preferred shares for cash or other property.

Information Reporting and Backup Withholding Applicable to non-U.S. Shareholders. CubeSmart must report annually to the IRS and to each non-U.S. shareholder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. shareholder resides under the provisions of an applicable income tax treaty.

Payments of dividends or of proceeds from the disposition of shares made to a non-U.S. shareholder may be subject to information reporting and backup withholding unless such holder establishes an exemption, for example, by properly certifying its non-United States status on an IRS Form W-8 BEN or another appropriate version of IRS Form W-8. Notwithstanding the foregoing, backup withholding may apply if either CubeSmart or its paying agent has actual knowledge, or reason to know, that a non-U.S. shareholder is a United States person.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against the shareholder’s income tax liability, provided the required information is furnished to the IRS.

Legislative or Other Actions Affecting REITs

The rules dealing with U.S. federal income taxation are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Treasury Department. No assurance can be given as to whether, when, or in what form, the U.S. federal income tax laws applicable to CubeSmart and its shareholders may be enacted. Changes to the U.S. federal tax laws and interpretations of U.S. federal tax laws could adversely affect an investment in CubeSmart shares.

Taxation of Holders of Debt Securities

This section describes the material United States federal income tax consequences of owning the debt securities that the Operating Partnership may offer. This summary is for general information only and is not tax advice. The tax consequences of owning any particular issue of debt securities will be discussed in the applicable prospectus.

As used herein, a “U.S. Holder” means a beneficial owner of debt securities of the Operating Partnership, who is, for U.S. federal income tax purposes:

•                                          a citizen or resident of the United States,

•                                          a corporation (or other entity treated as a corporation for federal income tax purposes) created or organized in or under the laws of the United States, or any of its states, or the District of Columbia,

•                                          an estate the income of which is subject to U.S. federal income taxation regardless of its source, or

•                                          any trust if (1) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) it has a valid election in place to be treated as a U.S. person.

If a partnership holds debt securities, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding debt securities of the Operating Partnership, you should consult your tax advisor regarding the consequences of the ownership and disposition of debt securities by the partnership.

Taxation of Taxable U.S. Holders

Interest. The stated interest on debt securities generally will be taxable to a U.S. Holder as ordinary income at the time that it is paid or accrued, in accordance with the U.S. Holder’s method of accounting for United States federal income tax purposes.

Original Issue Discount. If you own debt securities issued with original issue discount (“OID”), you will be subject to special tax accounting rules, as described in greater detail below. In that case, you should be aware that you generally must include OID in gross income in advance of the receipt of cash attributable to that income. However, you generally will not be required to include separately in income cash payments received on the debt securities, even if denominated as interest, to the extent those payments do not constitute “qualified stated interest,” as defined below. If we determine that a particular debt security will be an OID debt security, we will disclose that determination in the prospectus relating to those debt securities.

A debt security with an “issue price” that is less than the “stated redemption price at maturity” (the sum of all payments to be made on the debt security other than “qualified stated interest”) generally will be issued with OID if that difference is at least 0.25% of the stated redemption price at maturity multiplied by the number of complete years to maturity. The “issue price” of each debt security in a particular offering will be the first price at which a substantial amount of that particular offering is sold to the public. The term “qualified stated interest” means stated interest that is unconditionally payable in cash or in property, other than debt instruments of the issuer, and the interest to be paid meets all of the following conditions:

•                                          it is payable at least once per year;

•                                          it is payable over the entire term of the debt security; and

•                                          it is payable at a single fixed rate or, subject to certain conditions, based on one or more interest indices.

If we determine that particular debt securities of a series will bear interest that is not qualified stated interest, we will disclose that determination in the prospectus relating to those debt securities.

If you own a debt security issued with “de minimis” OID, which is discount that is not OID because it is less than 0.25% of the stated redemption price at maturity multiplied by the number of complete years to maturity, you generally must include the de minimis OID in income at the time principal payments on the debt securities are made in proportion to the amount paid. Any amount of de minimis OID that you have included in income will be treated as capital gain.

Certain of the debt securities may contain provisions permitting them to be redeemed prior to their stated maturity at our option and/or at your option. OID debt securities containing those features may be subject to rules that differ from the general rules discussed herein. If you are considering the purchase of OID debt securities with those features, you should carefully examine the applicable prospectus and should consult your own tax advisors with respect to those features since the tax consequences to you with respect to OID will depend, in part, on the particular terms and features of the debt securities.

If you own OID debt securities with a maturity upon issuance of more than one year you generally must include OID in income in advance of the receipt of some or all of the related cash payments using the “constant yield method” described in the following paragraphs. This method takes into account the compounding of interest.

The amount of OID that you must include in income if you are the initial United States holder of an OID debt security is the sum of the “daily portions” of OID with respect to the debt security for each day during the taxable year or portion of the taxable year in which you held that debt security (“accrued OID”). The daily portion is determined by allocating to each day in any “accrual period” a pro rata portion of the OID allocable to that accrual period. The “accrual period” for an OID debt security may be of any length and may vary in length over the term of the debt security, provided that each accrual period is no longer than one year and each scheduled payment of principal or interest occurs on the first day or the final day of an accrual period. The amount of OID allocable to any accrual period is an amount equal to the excess, if any, of:

•                                          the debt security’s “adjusted issue price” at the beginning of the accrual period multiplied by its yield to maturity, determined on the basis of compounding at the close of each accrual period and properly adjusted for the length of the accrual period, over

•                                          the aggregate of all qualified stated interest allocable to the accrual period.

OID allocable to a final accrual period is the difference between the amount payable at maturity, other than a payment of qualified stated interest, and the adjusted issue price at the beginning of the final accrual period. Special rules will apply for calculating OID for an initial short accrual period. The “adjusted issue price” of a debt security at the beginning of any accrual period is equal to its issue price increased by the accrued OID for each prior accrual period, determined without regard to the amortization of any acquisition or bond premium, as described below, and reduced by any payments made on the debt security (other than qualified stated interest) on or before the first day of the accrual period. Under these rules, you will generally have to include in income increasingly greater amounts of OID in successive accrual periods. We are required to provide information returns stating the amount of OID accrued on debt securities held of record by persons other than corporations and other exempt holders.

Floating rate debt securities are subject to special OID rules. In the case of an OID debt security that is a floating rate debt security, both the “yield to maturity” and “qualified stated interest” will be determined solely for purposes of calculating the accrual of OID as though the debt security will bear interest in all periods at a fixed rate generally equal to the rate that would be applicable to interest payments on the debt security on its date of issue or, in the case of certain floating rate debt securities, the rate that reflects the yield to maturity that is reasonably expected for the debt security. Additional rules may apply if either:

•                                          the interest on a floating rate debt security is based on more than one interest index; or

•                                          the principal amount of the debt security is indexed in any manner.

This discussion does not address the tax rules applicable to debt securities with an indexed principal amount. If you are considering the purchase of floating rate OID debt securities or securities with indexed principal amounts, you should carefully examine the prospectus relating to those debt securities, and should consult your own tax advisors regarding the United States federal income tax consequences to you of holding and disposing of those debt securities.

You may elect to treat all interest on any debt securities as OID and calculate the amount includible in gross income under the constant yield method described above. For purposes of this election, interest includes stated interest, acquisition discount, OID, de minimis OID, market discount, de minimis market discount and unstated interest, as adjusted by any amortizable bond premium or acquisition premium. You must make this election for the taxable year in which you acquired the debt security, and you may not revoke the election without the consent of the IRS. You should consult with your own tax advisors about this election.

Market Discount. If you purchase debt securities, other than OID debt securities, after original issuance for an amount that is less than their stated redemption price at maturity, or, in the case of OID debt securities, their adjusted issue price, the amount of the difference will be treated as “market discount” for United States federal income tax purposes, unless that difference is less than a specified de minimis amount. Under the market discount rules, you will be required to treat any principal payment on, or any gain on the sale, exchange, retirement or other disposition of, the debt securities as ordinary income to the extent of the market discount that you have not previously included in income and are treated as having accrued on the debt securities at the time of their payment or disposition. In addition, you may be required to defer, until the maturity of the debt securities or their earlier disposition in a taxable transaction, the deduction of all or a portion of the interest expense on any indebtedness attributable to the debt securities. You may elect, on a debt security-by-debt security basis, to deduct the deferred interest expense in a tax year prior to the year of disposition. You should consult your own tax advisors before making this election.

Any market discount will be considered to accrue ratably during the period from the date of acquisition to the maturity date of the debt securities, unless you elect to accrue on a constant interest method. You may elect to include market discount in income currently as it accrues, on either a ratable or constant interest method, in which case the rule described above regarding deferral of interest deductions will not apply. Your election to include market discount in income currently, once made, applies to all market discount obligations acquired by you on or after the first taxable year to which your election applies and may not be revoked without the consent of the IRS. You should consult your own tax advisor before making this election.

Acquisition Premium and Amortizable Bond Premium. If you purchase OID debt securities for an amount that is greater than their adjusted issue price but equal to or less than the sum of all amounts payable on the debt securities after the purchase date other than payments of qualified stated interest, you will be considered to have purchased those debt securities at an “acquisition premium.” Under the acquisition premium rules, the amount of OID that you must include in gross income with respect to those debt securities for any taxable year will be reduced by the portion of the acquisition premium properly allocable to that year.

If you purchase debt securities (including OID debt securities) for an amount in excess of the sum of all amounts payable on those debt securities after the purchase date other than qualified stated interest, you will be considered to have purchased those debt securities at a “premium” and, if they are OID debt securities, you will not be required to include any OID in income. You generally may elect to amortize the premium over the remaining term of those debt securities on a constant yield method as an offset to interest when includible in income under your regular accounting method.

In the case of debt securities that provide for alternative payment schedules, bond premium is calculated by assuming that (a) you will exercise or not exercise options in a manner that maximizes your yield, and (b) we will exercise or not exercise options in a manner that minimizes your yield (except that we will be assumed to exercise call options in a manner that maximizes your yield). If you do not elect to amortize bond premium, that premium will decrease the gain or increase the loss you would otherwise recognize on disposition of the debt security. Your election to amortize premium on a constant yield method will also apply to all debt obligations held or subsequently acquired by you on or after the first day of the first taxable year to which the election applies. You may not revoke the election without the consent of the IRS. You should consult your own tax advisor before making this election.

Sale, Exchange and Retirement of Debt Securities. A U.S. Holder of debt securities will recognize gain or loss upon the sale, exchange, retirement, redemption or other taxable disposition of such debt securities in an amount equal to the difference between:

•                                          the amount of cash and the fair market value of other property received in exchange for such debt securities, other than amounts attributable to accrued but unpaid stated interest, which will be subject to tax as ordinary income to the extent not previously included in income; and

•                                          the U.S. Holder’s adjusted tax basis in such debt securities.

A U.S. Holder’s adjusted tax basis in a debt security generally will equal the cost of the debt security to such holder (A) increased by the amount of OID or accrued market discount (if any) previously included in income by such holder and (B) decreased by the amount of (1) any payments other than qualified stated interest payments and (2) any amortizable bond premium taken by the holder.

Any gain or loss recognized will generally be capital gain or loss, and such capital gain or loss will generally be long-term capital gain or loss if the debt security has been held by the U.S. Holder for more than one year. Long-term capital gain for non-corporate taxpayers is subject to reduced rates of United States federal income taxation (currently 20% maximum federal rate). The deductibility of capital losses is subject to certain limitations.

If a U.S. Holder recognizes a loss upon a subsequent disposition of debt securities in an amount that exceeds a prescribed threshold, it is possible that the provisions of Treasury Regulations involving “reportable transactions” could apply, with a resulting requirement to separately disclose the loss generating transactions to the IRS. While these regulations are directed towards “tax shelters,” they are written broadly, and apply to transactions that would not typically be considered tax shelters. Significant penalties apply for failure to comply with these requirements. You should consult your tax advisors concerning any possible disclosure obligation with respect to the receipt or disposition of debt securities, or transactions that might be undertaken directly or indirectly by us. Moreover, you should be aware that we and other participants in transactions involving us (including our advisors) might be subject to disclosure or other requirements pursuant to these regulations.

Taxation of Tax-Exempt Holders of Debt Securities

Assuming the debt security is debt for tax purposes, interest income accrued on the debt security should not constitute unrelated business taxable income to a tax-exempt holder. As a result, a tax-exempt holder generally should not be subject to U.S. federal income tax on the interest income accruing on debt securities of the Operating Partnership. Similarly, any gain recognized by the tax-exempt holder in connection with a sale of the debt security generally should not be unrelated business taxable income. However, if a tax-exempt holder were to finance its acquisition of the debt security with debt, a portion of the interest income and gain attributable to the debt security would constitute unrelated business taxable income pursuant to the “debt-financed property” rules. Tax-exempt holders should consult their own counsel to determine the potential tax consequences of an investment in debt securities of the Operating Partnership.

Taxation of Non-U.S. Holders of Debt Securities

The term “non-U.S. Holder” means a holder of debt securities of the Operating Partnership that is not a U.S. Holder or a partnership (or an entity treated as a partnership for United States federal income tax purposes). The rules governing U.S. federal income taxation of non-U.S. Holders are complex. This section is only a summary of such rules. We urge non-U.S. Holders to consult their own tax advisors to determine the impact of federal, state, local and foreign income tax laws on ownership of debt securities, including any reporting requirements.

Interest. Interest (including OID) paid to a non-U.S. Holder of debt securities will not be subject to United States federal income or withholding tax under the “portfolio interest exception,” provided that:

•                                          interest paid on debt securities is not effectively connected with a non-U.S. Holder’s conduct of a trade or business in the United States;

•                                          the non-U.S. Holder does not actually or constructively own 10% or more of the capital or profits interest in the Operating Partnership;

•                                          the non-U.S. Holder is not

•                  a controlled foreign corporation with respect to which the Operating Partnership is a “related person” within the meaning of Section 864(d) of the Code or

•                  a bank that receives such interest on an extension of credit made pursuant to a loan agreement entered into in the ordinary course of its trade or business; and

•                                          the beneficial owner of debt securities provides a certification, which is generally made on an IRS Form W-8BEN or a suitable substitute form and signed under penalties of perjury, that it is not a United States person.

A payment of interest (including OID) to a non-U.S. Holder that does not qualify for the portfolio interest exception and that is not effectively connected to a United States trade or business will be subject to United States federal withholding tax at a rate of 30%, unless a United States income tax treaty applies to reduce or eliminate withholding.

A non-U.S. Holder will generally be subject to tax in the same manner as a U.S. Holder with respect to payments of interest (including OID) if such payments are effectively connected with the conduct of a trade or business by the non-U.S. Holder in the United States and, if an applicable tax treaty provides, such gain is attributable to a United States permanent establishment maintained by the non-U.S. Holder. In some circumstances, such effectively connected income received by a non-U.S. Holder which is a corporation may be subject to an additional “branch profits tax” at a 30% base rate or, if applicable, a lower treaty rate.

To claim the benefit of a lower treaty rate or to claim exemption from withholding because the income is effectively connected with a United States trade or business, the non-U.S. Holder must provide a properly executed IRS Form W-8BEN or IRS Form W-8ECI, or a suitable substitute form, as applicable, prior to the payment of interest. Such certificate must contain, among other information, the name and address of the non-U.S. Holder.

Non-U.S. Holders are urged to consult their own tax advisors regarding applicable income tax treaties, which may provide different rules.

Sale or Retirement of Debt Securities. A non-U.S. Holder generally will not be subject to United States federal income tax or withholding tax on gain realized on the sale, exchange or redemption of debt securities unless:

•                                          the non-U.S. Holder is a non-resident alien individual who is present in the United States for 183 days or more in the taxable year of the sale, exchange or redemption, and certain other conditions are met; or

•                                          the gain is effectively connected with the conduct of a trade or business of the non-U.S. Holder in the United States and, if an applicable tax treaty so provides, such gain is attributable to a United States permanent establishment maintained by such holder.

Except to the extent that an applicable tax treaty provides otherwise, a non-U.S. Holder will generally be subject to tax in the same manner as a U.S. Holder with respect to gain realized on the sale, exchange or redemption of debt securities if such gain is effectively connected with the conduct of a trade or business by the non-U.S. Holder in the United States and, if an applicable tax treaty provides, such gain is attributable to a United States permanent establishment maintained by the non-U.S. Holder. In certain circumstances, a non-U.S. Holder that is a corporation will be subject to an additional “branch profits tax” at a 30% rate or, if applicable, a lower treaty rate on such income.

U.S. Federal Estate Tax. Your estate will not be subject to U.S. federal estate tax on the debt securities beneficially owned by you at the time of your death, provided that any payment to you on the debt securities, including OID, would be eligible for exemption from the 30% U.S. federal withholding tax under the “portfolio interest” rule described above, without regard to the certification requirement.

Information Reporting and Backup Withholding Applicable to Holders of Debt Securities

U.S. Holders

Certain U.S. Holders may be subject to information reporting requirements on payments of principal and interest (including OID) on debt securities and payments of the proceeds of the sale, exchange, or redemption of debt securities, and backup withholding, currently imposed at a rate of 28%, may apply to such payment if the U.S. Holder:

•                                          fails to furnish an accurate taxpayer identification number, or TIN, to the payor in the manner required;

•                                          is notified by the IRS that it has failed to properly report payments of interest or dividends; or

•                                          under certain circumstances, fails to certify, under penalties of perjury, that it has furnished a correct TIN and that it has not been notified by the IRS that it is subject to backup withholding.

Non-U.S. Holders

A non-U.S. Holder is generally not subject to backup withholding with respect to payments of interest (including OID) on debt securities if it certifies as to its status as a non-U.S. Holder under penalties of perjury or if it otherwise establishes an exemption, provided that neither we nor our paying agent has actual knowledge or reason to know that the non-U.S. Holder is a United States person or that the conditions of any other exemptions are not, in fact, satisfied. Information reporting requirements, however, will apply to payments of interest (including OID) to non-U.S. Holders where such interest is subject to withholding or exempt from United States withholding tax pursuant to a tax treaty. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the non-U.S. Holder resides.

The payment of the proceeds from the disposition of debt securities to or through the United States office of any broker, United States or foreign, will be subject to information reporting and possible backup withholding unless the owner certifies as to its non-United States status under penalties of perjury or otherwise establishes an exemption, provided that the broker does not have actual knowledge or reason to know that the non-U.S. Holder is a United States person or that the conditions of any other exemption are not, in fact, satisfied.

The payment of the proceeds from the disposition of debt securities to or through a non-United States office of a non-United States broker that is not a “United States related person” generally will not be subject to information reporting or backup withholding. For this purpose, a “United States related person” is:

•                                          a controlled foreign corporation for United States federal income tax purposes;

•                                          a foreign person 50% or more of whose gross income from all sources for the three-year period ending with the close of its taxable year preceding the payment, or for such part of the period that the broker has been in existence, is derived from activities that are effectively connected with the conduct of a United States trade or business; or

•                                          a foreign partnership that at any time during the partnership’s taxable year is either engaged in the conduct of a trade or business in the United States or of which 50% or more of its income or capital interests are held by United States persons.

In the case of the payment of proceeds from the disposition of debt securities to or through a non-United States office of a broker that is either a United States person or a United States related person, the payment may be subject to information reporting unless the broker has documentary evidence in its files that the owner is a non-U.S. Holder and the broker has no knowledge or reason to know to the contrary. Backup withholding will not apply to payments made through foreign offices of a broker that is a United States person or a United States related person, absent actual knowledge that the payee is a United States person.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a Holder will be allowed as a refund or a credit against such Holder’s United States federal income tax liability, provided that the requisite procedures are followed.

Holders of debt securities are urged to consult their tax advisors regarding their qualification for exemption from backup withholding and the procedure for obtaining such an exemption, if applicable.

FATCA Withholding

U.S. tax legislation (“FATCA”) enacted in 2010 and subsequent IRS guidance provides that a 30% withholding tax will be imposed on payments of dividends on shares and interest on debt securities made after June 30, 2014 and payments of gross proceeds from the sale, exchange or other disposition of shares or debt securities made after December 31, 2016 to a foreign entity if such entity fails to satisfy certain new disclosure and reporting rules.  In general, these new disclosure and reporting rules require that (i) in the case of a foreign financial entity, the entity identify and provide information in respect of financial accounts with such entity held (directly or indirectly) by U.S. persons and U.S.-owned foreign entities, and (ii) in the case of a non-financial foreign entity, the entity identify and provide information in respect of substantial U.S. owners of such entity.  Additionally, various requirements and exceptions are provided under FATCA and additional or different requirements and exceptions may be provided in subsequent guidance. Prospective investors should consult their tax advisors regarding the possible implications of this legislation on their investment in common shares or preferred shares of CubeSmart or debt securities of the Operating Partnership.

Medicare Tax on Investment Income

On March 30, 2010, the President signed into law the Health Care and Reconciliation Act of 2010 (the “Reconciliation Act”). The Reconciliation Act requires certain U.S. Shareholders and U.S. Holders who are individuals, estates or trusts and whose income exceeds certain thresholds to pay a 3.8% Medicare tax on “net investment income” which includes, among other things, dividends on shares, interest on debentures and capital gains from the sale or other disposition of shares or debentures, subject to certain exceptions. Prospective investors should consult their tax advisors regarding the effect, if any, of this legislation on their ownership and disposition of our common shares, preferred shares or debentures.

BOARD OF TRUSTEES CORPORATE OFFICERS CORPORATE INFORMATION William M. Diefenderfer III Christopher P. Marr Transfer Agent Investor Relations Chairman of the Board President and Chief Executive Officer American Stock Transfer & 5 Old Lancaster Road Partner, Diefenderfer, Hoover, Trust Co., LLC Malvern, PA 19355 Boyle & Wood Timothy M. Martin Operations Center 610.535.5700 Chief Financial Officer 6201 15th Avenue Christopher P. Marr Brooklyn, NY 11219 Form 10-K President and Chief Executive Officer Jeffrey P. Foster 877.237.6885 The Annual Report on Form Senior Vice President and 10-K filed with the Securities Piero Bussani Chief Legal Officer and Secretary Stock Listing and Exchange Commission Chief Legal Officer, CubeSmart trades on the is available to shareholders Invitation Homes LP New York Stock Exchange without charge upon written under the symbol CUBE request to: John W. Fain Investor Relations Senior Vice President, Annual Meeting 5 Old Lancaster Road Sales & Marketing (retired) The annual meeting of Malvern, PA 19355 UPS Freight shareholders will be held at 610.535.5700 5 Old Lancaster Road Marianne M. Keler Malvern, PA 19355 Internet Partner, Keler & Kershow, PLLC on May 27, 2015 Financial statements and other information are John F. Remondi Corporate Headquarters available electronically on President and Chief Executive Officer, 5 Old Lancaster Road CubeSmart’s web site at Navient Malvern, PA 19355 www.cubesmart.com Jeffrey F. Rogatz Managing Director, Robert W. Baird & Co. Deborah Ratner Salzberg President, Forest City Washington, Inc. Forward-looking Statements CubeSmart submitted to the New York Stock Exchange the certification of the Chief Executive Officer certifying that he is not aware of any violation of the New York Stock Exchange corporate governance listing standards in effect at the time of the submission of such certificate. In addition, we have filed, as exhibits 31.1, 31.2, 31.3 and 31.4 to the Annual Report on Form 10-K for the year ended December 31, 2014, the certifications of the Chief Executive Officer and Chief Financial Officer, respectively, required by Section 302 of the Sarbanes-Oxley Act of 2002 regarding the quality of CubeSmart and CubeSmart L.P.’s public disclosure. This Annual Report contains certain forward-looking statements within the meaning of the Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are based on assumptions and expectations that may not be realized and are inherently subject to risks, uncertainties and other factors, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Although we believe the expectations reflected in these forward-looking statements are based on reasonable assumptions, future events and actual results, performance, transactions or achievements, financial and otherwise, may differ materially from the results, performance, transactions or achievements expressed or implied by the forward-looking statements. Risk, uncertainties and other factors that might cause such differences, some of which could be material, include but are not limited to: national and local economic, business, real estate and other market conditions; the competitive environment in which the Company operates, including the Company's ability to maintain or raise occupancy and rental rates; the execution of the Company's business plan; the availability of external sources of capital; financing risks, including the risk of over-leverage and the corresponding risk of default on our mortgage and other debt and potential inability to refinance existing indebtedness; increases in interest rates and operating costs; the Company's ability to maintain its status as a REIT for federal income tax purposes; acquisition and development risks; increases in taxes, fees, and assessments from state and local jurisdictions; risks of investing through joint ventures; changes in real estate and zoning laws or regulations; risks related to natural disasters; potential environmental and other liabilities; other factors affecting the real estate industry generally or the self-storage industry in particular; and other risks identified in this Annual Report and, from time to time, in other reports that we file with the Securities and Exchange Commission or in other documents that we publicly disseminate. We undertake no obligation to publicly update or revise these forward-looking statements, whether as a result of new information, future events or otherwise except as may be required by securities laws.

CUBESMART®
self storage + logistics

5 Old Lancaster Road
Malvern, PA 19355

www.cubesmart.com

5 Old Lancaster Road Malvern, PA 19355 www.cubesmart.com